Form 20-F
period 2020-12-31
AnPac Bio-Medical Science Co., Ltd.
filed 2021-04-30
CIK 1786511

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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
(Name, Telephone, E-mail and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
American depositary shares (each representing one Class A ordinary share, par value US$0.01 per share) Class A ordinary share, par value US$0.01 per share *	ANPC	NASDAQ Global Market

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

As of December 31, 2020, there were 12,020,760 ordinary shares, being the sum of (i) 9,192,660 Class A ordinary shares, par value US$0.01 per share (including shares issued and outstanding, as well as (a) 35,000 shares legally issuable as of December 31, 2020 based on the relevant GAAP standard, which were issued subsequently, and (b) 500,000 shares reserved for potential conversion of convertible bonds and convertible debentures), and (ii) 2,863,100 Class B ordinary shares, par value US$0.01 per share.

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

☐ Yes   ☐ No

i

INTRODUCTION

Except where the context otherwise requires:

•                  “ADME test” refers to our immunology test named AnPac Defense Medical Examination;

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

•                  “combination test” refers to a test that combines our CDA test with an auxiliary test based on another cancer screening and detection technology, such as biomarker-based test (which have historically been our primary combination test) and the ct-DNA test (which we refer to as the APCS (AnPac Pan Cancer Screening) test), using our proprietary algorithm;

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

•                  “US$,” “U.S. dollars,” “$” or “dollars” refers to the legal currency of the United States; and

•                  “we,” “us,” “our company,” “our” or “AnPac Bio” refers to AnPac Bio-Medical Science Co., Ltd. and its subsidiaries;

Our reporting currency is the Renminbi. Certain of our financial data in this annual report on Form 20-F are translated into U.S. dollars solely for the reader’s convenience. Unless otherwise noted, all convenience translations from Renminbi to U.S. dollars in this annual report on Form 20-F were made at a rate of RMB6.5250 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System on December 31, 2020. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, at the rate stated above, or at all. The PRC government restricts or prohibits the conversion of Renminbi into foreign currency and foreign currency into Renminbi for certain types of transactions.

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

•                  our ability to obtain and maintain regulatory approvals from the PRC National Medical Products Administration (the “NMPA”), U.S. Food and Drug Administration (the “FDA”) and the relevant U.S. states and to have our laboratories certified or accredited by authorities including under CLIA;

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

ITEM 2.                                              OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                                              KEY INFORMATION

A.                                    Selected Financial Data

The following selected consolidated statements of comprehensive income data and selected consolidated cash flows data for the years ended December 31, 2018, 2019 and 2020, and selected consolidated balance sheets data as of December 31, 2019 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this annual report beginning on page F-1. Our selected consolidated balance sheets data as of December 31, 2018 has been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate results expected for any future periods. You should read this Selected Financial Data section together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” below.

The following table presents our selected consolidated statements of comprehensive loss data for the years ended December 31, 2018, 2019 and 2020.

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Statements of Comprehensive Loss Data:
Revenues:
Cancer screening and detection tests	9,557	10,381	18,445	2,827
Physical checkup packages, net	693	464	2,064	316
Total revenues	10,250	10,845	20,509	3,143
Cost of revenues, cancer screening(1)	(5,672)	(6,047)	(7,628)	(1,169)
Gross profit	4,578	4,798	12,881	1,974
Operating expenses:
Selling and marketing(1)	(9,827)	(13,633)	(19,674)	(3,015)
Research and development(1)	(10,106)	(9,839)	(11,576)	(1,774)
General and administrative(1)	(28,254)	(69,088)	(74,757)	(11,457)
Impairment of long-term investments	—	(1,320)	(1,430)	(219)
Loss from operations	(43,609)	(89,082)	(94,556)	(14,491)
Non-operating income and expenses
Interest expense, net	(925)	(2,609)	(1,143)	(175)
Foreign exchange loss, net	(2,776)	(3,219)	(667)	(102)
Share of net (loss) gain in equity method investments	(441)	190	(13)	(2)
Other income (expenses), net	6,040	(1,823)	9,096	1,394
Change in fair value of convertible debt and settlement gain	(784)	(5,296)	6,630	1,016
Loss before income taxes	(42,495)	(101,839)	(80,653)	(12,360)
Income tax benefit	199	218	88	13
Net loss	(42,296)	(101,621)	(80,565)	(12,347)
Net loss attributable to non-controlling interests	(233)	(561)	(90)	(14)
Net loss attributable to ordinary shareholders	(42,063)	(101,060)	(80,475)	(12,333)
Loss per share:
Class A and Class B ordinary shares - basic and diluted	(4.93)	(11.31)	(7.19)	(1.10)
Weighted average shares outstanding used in calculating basic and diluted loss per share:
Class A and Class B ordinary shares - basic and diluted	8,524,100	8,937,600	11,190,079	11,190,079

Note:

(1)         Share-based compensation expenses were allocated as follows:

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	317	327	327	50
Selling and marketing expenses	2,871	5,393	1,113	170
Research and development expenses	1,958	2,534	3,534	542
General and administrative expenses	2,790	24,601	12,788	1,960
Total share-based compensation expenses	7,936	32,855	17,762	2,722

The following table presents our selected consolidated balance sheet data as of December 31, 2018, 2019 and 2020.

	As of December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet Data:
Current assets:
Cash and cash equivalents	12,887	6,125	3,016	462
Total current assets	20,852	22,171	21,288	3,262
Total assets	52,762	52,982	49,887	7,645
Current liabilities
Short-term debt	25,961	38,568	8,232	1,262
Amounts due to related parties	28,687	4,597	4,130	633
Total current liabilities	71,438	66,197	43,524	6,670
Total liabilities	75,155	68,906	46,610	7,143
Total shareholders’ (deficit) equity	(22,393)	(15,924)	3,277	502

The following table presents our selected consolidated cash flow data for the years ended December 31, 2018, 2019 and 2020.

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash used in operating activities	(31,147)	(48,600)	(58,967)	(9,035)
Net cash used in investing activities	(2,680)	(3,461)	(2,482)	(380)
Net cash provided by financing activities	36,271	46,108	60,924	9,339
Effect of foreign exchange rate changes on cash and cash equivalents	(969)	(809)	(2,584)	(401)
Net increase (decrease) in cash and cash equivalents	1,475	(6,762)	(3,109)	(477)
Cash and cash equivalents at the beginning of the year	11,412	12,887	6,125	939
Cash and cash equivalents at the end of the year	12,887	6,125	3,016	462

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

The table below sets forth a reconciliation of our net loss to adjusted net loss for the years indicated:

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Net loss	(42,296)	(101,621)	(80,565)	(12,347)
Add:
Share-based compensation expenses	7,936	32,855	17,762	2,722
Adjusted net loss	(34,360)	(68,766)	(62,803)	(9,625)

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

Furthermore, we may not have sufficient experience or resources to address the risks frequently encountered by development-stage biotechnology companies, which include our potential failure to:

•                  achieve and maintain profitability;

•                  acquire and retain customers and increase adoption of our cancer screening and detection tests—including primarily our CDA test and combination tests (namely a combination of our CDA test and, on an auxiliary basis, biomarker-based or ct-DNA cancer screening and detection tests)—by physicians, key opinion leaders, or KOLs (including research scientists and doctors in the U.S. who are willing to validate our tests after research), patients, hospitals, medical institutions, healthcare payers and others in the medical community;

•                  commercialize and/or increase the market adoption for our other products, such as a COVID-19 antibody test and our ADME (AnPac Defense Medical Examination) immunology test, and extend the use of our CDA technology to screen pre-cancer diseases and increase its adoption by the medical community;

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

Although our revenue grew rapidly in recent years, we have incurred losses each year since our inception. For the years ended December 31, 2018, 2019 and 2020, we incurred net losses of RMB42.3 million, RMB101.6 million and RMB80.6 million (US$12.3 million), respectively. As of December 31, 2020, we had an accumulated deficit of RMB357.0 million (US$54.7 million). To the date of this annual report, we have financed our operations primarily with proceeds from equity and debt offerings, borrowings, and loans from related parties. We have devoted and expect to continue to devote substantially all of our resources to the research, development and commercialization of our CDA technology, device and test. We expect to continue to incur losses for the foreseeable future. We cannot predict the extent of these future losses, or when we may achieve profitability, if at all. If we are unable to generate sufficient revenue from our business and control our costs and expenses to achieve and maintain profitability, the value of your investment in us could be negatively affected.

Our success depends heavily on the success of our CDA technology and related cancer screening and detection test.

We derive our revenue primarily from our CDA-based tests, which depend on our CDA technology. If we obtain relevant approvals from the NMPA to sell our CDA device, we also anticipate generating revenue from the sales of our CDA device. We believe that our commercial success will depend upon our ability to achieve and maintain market acceptance of our current and future cancer screening and detection tests, which will depend on a number of factors, including:

•                  our ability to further validate and improve the clinical utility and superiority of our CDA technology by increasing its sensitivity and specificity and through research studies and accompanying publications;

•                  the timing and scope of additional approvals from the NMPA for our CDA device and test and our ability to maintain these approvals;

•                  acceptance of our CDA test by physicians, KOLs, patients, hospitals, medical institutions, healthcare payers and others in the medical community;

•                  our ability to obtain the Class III medical device registration certificate from the NMPA for our CDA device and enter and develop the China hospital market for our CDA device and test;

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

•                  our ability to obtain regulatory approvals for our U.S. laboratories to conduct commercial tests and successfully penetrate the U.S. market; and

•                  negative publicity regarding our or our competitors’ tests and technologies resulting from defects or errors.

If we are unsuccessful in addressing these or other factors that might affect the market acceptance of our tests, our business and results of operations will suffer.

We face risks related to natural disasters, health epidemics, civil and social disruption and other outbreaks, which could significantly disrupt our operations.

We are vulnerable to social and natural catastrophic events that are beyond our control, such as natural disasters, health epidemics, and other catastrophes, which may materially and adversely affect our business. Since December 2019, there has been an outbreak of a novel strain of coronavirus (COVID-19) in China and around the world. COVID-19 is considered to be highly contagious and poses a serious public health threat. The World Health Organization labeled the coronavirus a pandemic on March 11, 2020, given its threat beyond a public health emergency of international concern that the organization had declared on January 30, 2020. In response to this pandemic, China, the United States and many other countries and jurisdictions have taken, and may continue to adopt, additional restrictive measures to contain the virus’ spread, such as quarantines, travel restrictions and work from home policies. These measures have slowed down the development of the Chinese economy and the U.S. economy and adversely affected the global economic conditions and financial markets. We currently derive all our revenues in China and we have two laboratories in the United States. The outbreak of this virus caused wide-ranging business disruptions and traffic restrictions in China and the United States in 2020, and with its continued spread globally, the virus’ adverse impact on business activities, travels and overall GDP in China, the United States and other parts of the world has been unprecedented and is expected to continue in the foreseeable future. While the Chinese government’s efforts have slowed down the virus’ spread, there has been resurgences in China from time to time, particularly in winter and spring. As the pandemic expands globally, the world economy is suffering a noticeable slowdown. Commercial activities throughout the world have been and could continue to be curtailed with decreased consumer spending, business operation disruptions, interrupted supply chains, difficulties in travel, and reduced workforces.

As a result of the pandemic of COVID-19 in China, the United States and the world, our operations have been, and may continue to be, adversely impacted by disruptions in business activities, commercial transactions and general uncertainties surrounding the duration of the outbreaks and the various governments’ business, travel and other restrictions. These adverse effects could include our ability to market and conduct our tests in China, commercialize our tests in the United States and carry out research studies and activities in China and the United States, temporary closures of our laboratory facilities and offices in China and the United States and our customers’ and suppliers’ facilities, delayed supply of products and services from our suppliers, and delayed or cancelled orders from our customers (such as due to temporary decreased demand for disease screening and detection or physical checkup services or generally due to reduced commercial activities). In addition, our business operations could be disrupted if any of our employees is suspected of contracting the coronavirus or any other epidemic disease, since our employees could be quarantined and/or our offices be shut down for disinfection. In particular, the closing of blood sampling points countrywide in China since the Chinese New Year in 2020, as a measure by the Chinese government to contain the spread of COVID-19, significantly reduced the number of samples that we could collect for our CDA-based tests and adversely affected the sale of our CDA-based tests in the first half of 2020. There were also delays of orders and cancellation of some orders for planned CDA tests and physical checkups from our customers in 2020. In addition, we followed recommendations of local health authorities to minimize exposure risks for our employees, including temporarily closing our laboratories in China from the Chinese New Year to February in 2020 and our laboratories in the United States for a few months in 2020, and having our employees in China and the United States work remotely for some time in 2020. Moreover, our plan to commercialize our CDA test in the United States has been delayed, and will likely continue to be adversely affected, by the COVID-19 outbreak in the United States. Although we have validated a COVID-19 antibody test using Roche’s FDA authorized equipment, we have not begun to commercialize our offering of this test and we cannot guarantee the market acceptance of and demand for this test. We have no control over the development of the COVID-19 situations in China, the United States or around the world and therefore cannot assure you that we will be able to maintain a revenue growth in future periods.

The downturn brought by and the duration of the coronavirus pandemic is difficult to assess or predict and the actual effects will depend on many factors beyond our control, including the increased world-wide spread of COVID-19 and the relevant governments’ actions to contain COVID-19 or treat its impact. While China, the U.S. and many other countries have been administering COVID-19 vaccines, it remains uncertain whether and when the vaccines will be able to effectively contain the pandemic. The extent to which COVID-19 continues to impact our results remains uncertain, and we are closely monitoring its impact on us. Our business, results of operations, financial condition and prospects could be adversely affected directly, as well as to the extent that the coronavirus or any other epidemic harms the Chinese and the United States’ economies in general.

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

•      acquire or invest in technologies or other businesses in our industry;

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

We will be required to obtain further funding through public or private equity offerings, debt financings or other sources. Further financing may not be available to us on acceptable terms, or at all. If we fail to raise capital as and when needed it would have a negative impact on our financial condition and our ability to pursue our business strategy. In addition, if we raise funds by issuing debt securities or incurring additional borrowings, the terms of the debt securities issued or borrowings could impose significant restrictions on our operations, and we may be unable to repay the indebtedness when due. If we raise funds by issuing equity securities, your investment in our company could be diluted. For example, we issued a US$265,000 10% convertible promissory note at a purchase price of US$250,000 in a private placement to an investor in 2020, and the investor converted the total principal and the accrued interest of this note into 54,642 ADSs of our company in February 2021. In addition, we issued on February 5, 2021 US$2.0 million zero coupon convertible debentures due February 4, 2022 at a purchase price of US$1.7 million in a private placement to several investors, subject to certain condition that may increase the rate to 15% per year. These convertible debentures have placed certain restrictions on us, such as prohibiting us from effecting any issuance of ADSs or the equivalent involving a variable rate transaction. In addition, we have granted registration rights to these investors of our convertible debentures in respect of the underlying ADSs. Our failure to have an effective registration statement covering the resale of the underlying shares prior to April 16, 2021 triggered an event of default under these convertible debentures, which resulted in the outstanding amount under these convertible debentures increasing by 10%.

As of December 31, 2020, we had short-term debt of RMB8.2 million (US$1.3 million). We believe that our cash and cash equivalents on hand, borrowings and financing committed, and our anticipated cash flows generated from our operating activities will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months. However, our estimate as to how long we expect these financial resources to be sufficient to fund our operations is based on assumptions that may prove to be wrong. Further, changing circumstances, some of which may be beyond our control, could cause us to consume capital significantly faster than we currently anticipate. Going forward, we expect to need additional fundraising if our cash flows generated from operations do not increase substantially. Our present and future funding requirements will depend on many factors, including:

•      the scope, progress, timing, costs and results of the development of our CDA technology and our other products;

•      the costs of expanding our laboratory operations and offerings, including our sales and marketing efforts;

•      our rate of progress in, and costs of the sales and marketing activities associated with, encouraging adoption of our cancer screening and detection tests;

•      our rate of progress in, and cost of research and development activities associated with, our CDA test, any additional cancer screening and detection tests and other tests;

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

Currently, we conduct commercial operations only in China, and the substantial majority of our business, assets, management and employees are located in China. We have been making efforts to enter the U.S. market. We have obtained a California state laboratory license, accreditation by the College of American Pathologists, or CAP, and a Certificate of Accreditation under the Clinical Laboratory Improvement Amendments of 1988, or CLIA, for our laboratory in San Jose, California. We commenced operations of our new laboratory in Philadelphia, Pennsylvania with the completion of our facility renovation and first phase equipment installation in July 2020. We obtained a CLIA Certificate of Registration for this laboratory in August 2020, have applied for a Pennsylvania state laboratory permit, and will seek accreditation from CAP for this new laboratory. Our U.S. operations currently include collaborating with U.S. health organizations to conduct research tests of our CDA technology, planning to commercialize our CDA tests.

Although our strategy is to expand our U.S. operations and eventually commence commercial sales of our CDA-based tests and other tests (such as COVID-19 antibody tests) in the United States, this strategy is subject to a number of risks and uncertainties, including:

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

•                  U.S. federal and state regulatory risks, including our ability to commence marketing of our CDA test as a laboratory developed test, or LDT, without premarket clearance, market authorization or approval from the United States Food and Drug Administration, or the FDA, our ability to comply with all applicable laws and other regulations, and costs and timing of obtaining relevant approvals;

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

We have recorded net working capital deficit and negative cash flows from operating activities and may continue to do so.

We had net working capital deficit of RMB50.6 million, RMB44.0 million and RMB22.2 million (US$3.4 million) as of December 31, 2018, 2019 and 2020, respectively. We cannot assure you that we will not continue to have net working capital deficit in the future, which would expose us to liquidity risk. Our future liquidity and ability to make the additional capital investments necessary for our operations and business expansion will depend primarily on our ability to maintain sufficient cash generated from operating activities and to obtain adequate external financing. There can be no assurance that we will have such cash from operating activities or that we will be able to renew existing loan facilities or obtain other sources of financing.

We have experienced significant cash outflow from operating activities since our inception. We had net cash used in operating activities of RMB31.1 million, RMB48.6 million and RMB59.0 million (US$9.0 million) in 2018, 2019 and 2020, respectively. Our cost of continuing operations could further reduce our cash position, and an increase in our net cash outflow from operating activities could adversely affect our operations by reducing the amount of cash we have available to meet the cash needs for operating our business and to fund our investments in our business expansion.

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

•                  coverage and reimbursement policies with respect to our cancer screening and detection tests and tests that compete with our tests;

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

If our cancer screening and detection or other tests or our competitors’ comparable tests do not meet customer expectations, our operating results, reputation and business could suffer.

Our success depends on the market’s confidence in our ability to provide reliable, high-quality cancer screening and detection tests and other tests. We believe that our customers are likely to be particularly sensitive to defects or errors in our tests, in particular if our tests fail to accurately detect the risk of pre- and early-stage cancers from blood samples, and we cannot guarantee that our tests will meet their expectations. We may be subject to legal claims arising from any defects or errors in our tests. Furthermore, if comparable tests offered by competing companies fail to perform to expectations, consumers may have lower confidence in cancer screening and detection tests in general. As a result, the failure of our tests or our competitors’ tests to perform as expected could significantly impair our operating results, business prospects and reputation.

We do not carry product liability or professional liability insurance. If we were to be sued for product liability or professional liability, we could face substantial liabilities that exceed our resources.

We could face product liability claims if someone alleges that our cancer screening and detection tests or other tests gave inaccurate or misleading information regarding the patient’s risk of cancer or otherwise failed to perform as designed. A claimant could allege that our test results caused unnecessary treatment or other costs or resulted in the patient missing the best opportunity or timing for treatment. A patient could also allege other mental or physical injury or that our testing provided inaccurate or misleading information concerning the screening and detection, assistance in diagnosis, prognosis or recurrence of, or available therapies for, a cancer or other diseases. We may also be subject to liability for errors in, a misunderstanding of or inappropriate reliance upon, the information we provide in the ordinary course of our business activities. Product liability or professional liability claims could result in substantial damages and be costly and time-consuming for us to defend and could divert our management’s attention.

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

In addition to our cancer screening and detection tests, we also provide annual physical checkup packages to our customers. We typically outsource the physical checkup services in these packages (other than cancer screening and detection tests) to third-party physical checkup centers. As a result, the administration of the physical checkup services by these third parties may subject us to litigation and liability for personal damages to consumers. Potential judgments, settlements or costs relating to these claims, complaints or lawsuits could subject us to significant fees and costs in defending ourselves, adversely affecting our results of operations. In addition, our business, reputation and growth prospects could suffer if we face negative publicity in connection with these liability claims.

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

To grow our business as planned, we must expand our sales, marketing, customer support, manufacturing and commercial laboratory management capabilities, which will require developing and administering our commercial infrastructure and/or collaborative commercial arrangements and partnerships. We have limited experience in these respects, and we may encounter difficulties in retaining and managing the specialized workforce that these activities require. For example, our customer base is large and diverse, which requires us to retain a sales team with established industry expertise and experience. We rely on third-party suppliers for the supply of blood samples for our tests and for reagents that we use in the auxiliary biomarker-based tests that form part of our combination tests. We engaged third parties to conduct substantially all of the biomarker-based tests as part of our combination tests in 2018. We later gradually phased out this outsourcing arrangement beginning in 2019 and now perform our combination tests primarily in-house. We also engage third parties to conduct physical checkups. We also rely on contract manufacturers that manufacture key components of our CDA device. While we primarily rely on our own sales and marketing personnel to market our tests, we also engage sales agents, including companies we invested in. However, we may not be able to effectively manage and maintain our relationships with these third parties, including ensuring their compliance with our controls and procedures. Our future growth will also impose significant added responsibilities on our management. If we fail to meet these demands, it would negatively affect our business growth and profitability. We may seek to partner with others to assist us with our sales, marketing and manufacturing functions. However, we may be unable to find appropriate third parties that meet our requirements, in a timely manner or on terms acceptable to us. In addition, our third-party business partners may not perform as we expect or our arrangements with them may otherwise prove to be detrimental to our results. Our third-party arrangements may also be terminated prematurely, including due to factors out of our control. As a result of such developments, our business and prospects may be harmed.

If we are unable to attract and retain qualified key management, scientists, staff and consultants, our ability to implement our business plan may be adversely affected.

We are highly dependent upon certain of our key management, scientists, staff and consultants, particularly Dr. Chris Yu, our founder and chief executive officer, and Dr. He Yu, our co-founder and chief medical officer. Dr. Chris Yu, Dr. He Yu and each of our key management and scientific personnel may terminate his or her employment with us. Our success is also largely attributable to the qualified and experienced key management and scientific personnel that we have been able to train, attract and retain. If we lose any of our key management and scientific personnel, we may be unable to find replacements suitable to us. The loss of their services could significantly delay or prevent our achievement of our technology development, sales and other business objectives. We do not carry any key-man life insurance. In addition, we face intense competition for qualified individuals from numerous biotechnology and pharmaceutical companies, universities, governmental entities and other research institutions. Our limited operating history and the uncertainties attendant to being a development-stage biotechnology company with limited capital resources could limit our ability to attract and retain personnel. We may be unable to attract and retain suitably qualified individuals, and our failure to do so could have an adverse effect on our ability to implement our business plan.

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

We currently derive substantially all of our revenue from cancer screening and detection tests conducted at our laboratory located in Lishui, Zhejiang Province, China. We also intend to sell our CDA device in China after obtaining relevant approvals from the NMPA. We use our own facilities in Lishui to assemble our CDA device, in addition to engaging third-party contract manufacturers to manufacture its key components. In the United States, we intend to perform all our research and commercial tests in our laboratory in San Jose, California as well as in our new laboratory in Philadelphia, Pennsylvania. Our facilities and equipment, or those of our third-party contract manufacturers, could be harmed or rendered inoperable by natural or man-made disasters, including fire, earthquake, power loss, communications failure or terrorism. These types of developments could render it difficult or impossible for us to operate our cancer screening and detection tests and assemble our device for some period of time. If we are unable to perform our tests or to reduce the backlog of analysis that could develop if our facilities are inoperable, for even a short period of time, it could result in a loss of customers or harm to our reputation, and we may be unable to regain those customers or repair our reputation. We have purchased property insurance, but not any business interruption insurance. Damages to, or interruptions in the operations of, our laboratories and other facilities could have a material adverse impact on our results of operations and financial condition. Furthermore, our facilities and the equipment we use to perform our research and development work could be unavailable or costly and time-consuming to repair or replace. It would be difficult, time-consuming and expensive to rebuild our facilities and purchase our equipment, to locate and qualify a new facility or equipment or to license or transfer our proprietary technology to a third-party, particularly in light of licensure and accreditation requirements. Even in the unlikely event that we are able to find a third party with such qualifications to enable us to conduct our test, we may be unable to negotiate commercially reasonable terms.

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

In addition, certain of our research partners, which are primarily renowned hospitals and medical institutions, collaborate with us and provide blood samples that we use to conduct various research studies. These partners may cease cooperation with us in the future, especially if they enter into similar agreements or arrangements with our competitors. If we are unable to readily access sufficient blood samples to conduct our commercial tests and research studies, we may be unable to compete effectively with other laboratories that have greater access to blood samples, and our business, financial condition and results of operations may be harmed.

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

As a result of the initial public offering, we have become subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002 and the rules and regulations of the Nasdaq Stock Market.  The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. Commencing with our year ended December 31, 2020, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting in our Form 20-F filing for that year, as required by Section 404 of the Sarbanes-Oxley Act.  In addition, when we cease to be an “emerging growth company” as the term is defined in the Jumpstart Our Business Startups Act, our independent registered public accounting firm may be required to attest to and report on the effectiveness of our internal control over financial reporting.  Our management may conclude that our internal control over financial reporting is not effective.  Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.  This will require that we incur substantial additional professional fees and internal costs to expand our accounting and finance functions and that we expend significant management efforts.  We may experience difficulty in meeting these reporting requirements in a timely manner.

In the course of preparing and auditing our consolidated financial statements for the year ended December 31, 2020, we identified three material weaknesses in our internal control over financial reporting as of December 31, 2020, the material weaknesses identified were (i) lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements; (ii) lack of audit committee and internal audit function to establish formal risk assessment process and internal control framework; and (iii) (a) an IT risk assessment mechanism was not established and conducted; (b) policy and procedures did not address critical area of system development, change management, systems and access monitoring, anti-virus protection management, offsite backup management, and disaster recovery/business resumption planning (DP/BCP); and (c) vulnerability or penetration testing was not performed periodically to identify, assess, and address cybersecurity risk. Following the identification of these material weaknesses, we plan to take measures to remedy our information technology general control. For details, see “Item 15. Controls and Procedures—Internal Control Over Financial Reporting.” However, we cannot assure you that all these measures will be sufficient to remediate our material weakness in time, or at all.

To remedy our identified material weaknesses, we have started to undertake steps to strengthen our internal control over financial reporting, including: (i) hiring additional qualified accounting and financial reporting personnel with U.S. GAAP and SEC reporting experience, (ii) obtaining advisory services from professional consultants with experience in the requirements of the Sarbanes Oxley Act of 2002 and internal audit guidance on SEC reporting, (iii) expanding the capabilities of our existing accounting and financial reporting personnel through continuous training and education in the accounting and reporting requirements under U.S. GAAP, and SEC rules and regulations, (iv) developing, communicating and implementing an accounting policy manual for our accounting and financial reporting personnel for our recurring transactions and period-end closing processes, and (v) establishing effective monitoring and oversight controls for non-recurring and complex transactions to ensure the accuracy and completeness of our company’s consolidated financial statements and related disclosures. However, these measures have not been fully implemented and we concluded that the material weakness in our internal control over financial reporting has not been remediated as of December 31, 2020. We will continue to implement measures to remediate the material weaknesses.

In addition, our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

Our business may suffer if we are unable to collect payments from our corporate customers on a timely basis.

We typically offer credit terms of one to three months to our sales agents and other corporate customers. Any downturn in the businesses of our sales agents and other corporate customers could reduce their willingness or ability to pay us. The failure of any of our sales agents or other corporate customers to make timely payments could require us to recognize an allowance for doubtful accounts. For example, we had allowance for doubtful accounts receivable of RMB198,000, RMB177,000 and RMB304,000 (US$47,000) as of December 31, 2018, 2019 and 2020, respectively. We cannot guarantee that we will be able to collect these doubtful accounts. As a result, our results of operations and financial condition may be adversely affected.

We have granted, and may continue to grant, stock incentive awards, which may result in increased share-based compensation expenses.

We have adopted our 2010 share incentive plan, or 2010 Plan, and 2019 share incentive plan, or 2019 Plan, so that we can grant share-based compensation awards to our directors, officers, employees and consultants to incentivize their performance and align their interests with ours. The maximum number of Class A ordinary shares that may be issued pursuant to all awards under our 2019 Plan is 1,105,300. We have also separately issued options to our directors, officers, employees and consultants under our 2010 Plan. As of the date of this annual report, options to purchase 1,393,400 Class A ordinary shares under the 2010 Plan and the 2019 Plan had been granted and were outstanding.

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

Pursuant to the Regulation on the Supervision and Administration of Medical Devices as amended by the PRC State Council in December 2020,  which will come into effect on June 2021, medical devices are classified into three classes according to their risk levels. Class II medical devices are medical devices with moderate risks that must be strictly controlled and regulated to ensure their safety and effectiveness. Class III medical devices are medical devices with relatively high risks that must be strictly controlled and regulated through special measures to ensure their safety and effectiveness. In addition, the Measures for the Supervision and Administration of the Operation of Medical Devices as promulgated by the NMPA’s predecessor, the China Food and Drug Administration, or the CFDA, in November 2017 regulate entities that engage in business activities involving medical devices in the PRC in accordance with the medical devices’ risk levels. The Class II medical device registration certificate and the Class III medical device registration certificate are required for an entity to conduct business activities involving these medical devices.

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

The life of a patent and the protection it affords are limited under PRC law. Currently, while certain foreign laws regulate patent term extension, patent linkage to products to delay generic entry, or extension of data exclusivity (often referred to as regulatory exclusivity) in certain circumstances, China does not have any effective law or regulation in these aspects. Chinese regulators have set out a framework for delaying generic launches by adding patent linkage and data exclusivity into the Chinese regulatory regime, as well as for establishing a pilot program for patent term extension. However, these measures will require the adoption of specific regulations. The Patent Law of the PRC as amended by the Standing Committee of the National People’s Congress in October 17, 2020, which will come into effect in June 2021, provides for the mechanism of compensation for the patent term in the case of any unreasonable delay. If we are unable to obtain patent term extension or if such extension is shorter in length than requested, our competitors may obtain approval of competing products prior to or following our patent expiration, and our business, financial condition, results of operations and prospects could be materially harmed.

Any change in the regulations governing the use of personal data in China, which are still under development, or any data leakage or unauthorized use of data by third parties could adversely affect our business and reputation.

We provide early cancer screening and detection services to tens of thousands of individuals in China. As a result, we have access to these tested individuals’ personal data, including their age, gender, disease status and medical records. We use this personal data internally to expand our test database and improve the clinical utility of our CDA technology. Any such unauthorized access, loss, or dissemination of information could result in legal claims, proceedings or liability under PRC laws and regulations that protect the privacy of personal data. The Civil Code of the PRC which was promulgated in May 28, 2020 and came into effect on January 2021, provides for the protection of personal data. However, detailed Chinese regulations governing the collection and use of personal data are still under development. Other than the requirements for non-tampering with any personal data collected or retained, we believe that there is no PRC legal restriction on our internal use of such data. Any change in the regulatory regime in this regard could potentially affect our ability with regard to the collection and use of these personal data, which in turn could have a material adverse effect on our business, financial condition and results of operations.

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

The U.S. life sciences industry is highly regulated, and the regulatory environment in which we operate may change significantly and adversely to us in the future. Areas of the regulatory environment that may affect our ability to conduct business in the United States include federal and state laws relating to:

•                  laboratory testing, including the CLIA and state laboratory licensing laws;

•                  the development, testing, use, distribution, promotion and advertising of research services, kits and clinical diagnostics, including certain LDTs which are regulated by the FDA under the U.S. Federal Food, Drug, and Cosmetic Act, or the FDCA;

•                  test ordering, documentation of tests ordered, billing practices and claims payment under the U.S. Centers for Medicare & Medicaid Services, or CMS, and the enforcement of those laws and regulations by the U.S Department of Justice and the U.S. Department of Health and Human Services, or HHS, Office of the Inspector General;

•                  medical device and in vitro diagnostic, or IVD, clearance, marketing authorization or approval;

•                  FDA’s policy of enforcement discretion to not regulate the majority of LDTs as IVDs;

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

We plan to market our CDA test initially as an LDT, and future changes in the FDA’s regulation of LDTs could subject our operations to much more significant regulatory requirements.

We plan to initially market our CDA test in the United States as an LDT. LDTs have generally been considered to be tests that are designed, developed, validated and used within a single laboratory. The FDA has historically exercised a policy of enforcement discretion with respect to LDTs, whereby the FDA does not actively enforce its medical device regulatory requirements for these tests. In October 2014, the FDA issued two draft guidance documents stating that it intended to modify its policy of enforcement discretion with respect to LDTs in a risk-based manner consistent with the existing classification of medical devices. The FDA halted finalization of the draft guidance documents in November 2016 to allow for further public discussion of an appropriate oversight approach to LDTs and to give congressional authorizing committees the opportunity to develop a legislative solution. In January 2017, FDA issued a discussion paper laying out key elements of a possible revised future LDT regulatory framework. On August 19, 2020, HHS rescinded all guidance documents and informal policy statements that FDA had previously issued concerning LDTs, and announced that FDA would no longer require premarket authorization for LDTs unless the FDA engaged in notice-and-comment rulemaking. It is unclear if Congress or the FDA will modify the current approach to the regulation of LDTs in a way that would subject our CDA test to the enforcement of FDA regulatory requirements. The former FDA Commissioner and the Director of the Center for Devices and Radiological Health, or CDRH, have expressed significant concerns regarding disparities between LDTs and IVDs that have been reviewed and cleared, authorized or approved by the FDA. The FDA has also determined that certain LDTs do not qualify for enforcement discretion because these tests pose higher risk to the public health. If we market our test initially as an LDT in the United States and the FDA were to determine that our test is not within the enforcement discretion policy for LDTs for any reason, including as a result of new rules, policies or guidance, or due to changes in law, our laboratory and test may become subject to extensive FDA requirements or otherwise impact our business. These types of changes could reduce our revenue or increase our costs and adversely affect our business, prospects, results of operations or financial condition. If required, the regulatory marketing authorization process required to bring our LDT into compliance may involve, among other things, successfully completing additional clinical validations and submitting to and obtaining from the FDA pre-market clearance (510(k)), authorization for a de novo petition, or approval of a Premarket Approval Application, or PMA. Furthermore, legislative proposals could create new or different regulatory and compliance burdens on us and could have a negative effect on our ability to keep products on the market or develop new products, which could have a material effect on our business. In the event that we market our test initially as an LDT in the United States and then the FDA requires marketing authorization of our LDT in the future, the FDA ultimately may not grant any clearance, authorization or approval requested by us in a timely manner, or at all.

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

Failure to comply with U.S. federal or state laboratory licensing requirements and the applicable requirements of the FDA or any other regulatory authority or accrediting body, could cause us to lose the ability to perform testing in the United States, experience disruptions to our business, or become subject to administrative or judicial sanctions.

We are subject to CLIA, a U.S. federal law that regulates clinical laboratories that perform testing on specimens derived from humans for the purpose of providing information for the diagnosis, prevention or treatment of disease. Any testing subject to CLIA regulation must be performed in a CLIA-certified laboratory. CLIA certification is also required in order for us to be eligible to bill U.S. state and federal healthcare programs, as well as commercial payers, for our tests. We have received accreditation of our laboratory in San Jose, California from CAP, and have obtained a CLIA Certificate of Accreditation for this laboratory. We have commenced operations of our new laboratory in Philadelphia, Pennsylvania with the completion of our facility renovation and first phase equipment installation in July 2020. We obtained a CLIA Certificate of Registration for this laboratory in August 2020. We have applied for a Pennsylvania state laboratory permit and will seek to obtain CAP accreditation for this new laboratory. To maintain our CAP accreditation and CLIA certification, we are subject to survey and unannounced inspection every two years.

We are required to maintain a California clinical laboratory license for our San Jose laboratory and a Pennsylvania clinical laboratory license for our Philadelphia laboratory to conduct testing. In addition, some other states may require our California and Philadelphia laboratories to be licensed there in order to accept blood samples from those states or may have such requirements in the future. To maintain our state licenses, we may be subject to survey and inspection.

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

In the United States, we plan to initially offer our CDA test for clinical use as an LDT in our laboratory in San Jose, California. Because we developed this test and will offer this test solely for use within our laboratory, we believe that we may market the test as an LDT. Under current FDA policies, the FDA does not enforce its premarket clearance or approval requirements for certain LDTs before commercialization. The FDA could disagree with this assessment, however, in which case we would be required to obtain clearance, authorization, or approval for our device and/or test to continue marketing.

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

The FDA regulates medical devices, including IVDs, that are sold and distributed in U.S. interstate commerce. Unless an exemption applies, generally, before a new medical device or a new use for a medical device may be sold or distributed in the United States, the medical device must receive either a 510(k) premarket notification clearance, de novo marketing authorization, or a PMA approval from the FDA. As a result, before we can market or distribute our device and test in the United States for use by other clinical testing laboratories, we must first obtain 510(k) clearance, de novo marketing authorization, or PMA approval from the FDA. We have not yet applied for clearance, marketing authorization, or approval from the FDA for our CDA device, and need to complete additional validations before we are ready to apply. We believe it would likely take two years or more to conduct the clinical studies and trials necessary to obtain clearance, marketing authorization, or approval from the FDA to commercially launch our CDA tests outside of our clinical laboratory. Once we apply, we may not receive the FDA clearance, marketing authorization, or approval for the commercial use of our CDA device and test on a timely basis, or at all.

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

In order to receive FDA clearance, marketing authorization, or approval for the commercialization of our CDA test and/or device in the United States, we must conduct, at our own expense, extensive analytical testing and clinical studies to demonstrate safety and effectiveness of our device and test for the intended indication of use. Clinical testing is expensive, can take many years to complete, if at all, and its outcome is uncertain. Failure can occur at any time during the clinical study process. Also, our CDA device and test may not prove to be safe and efficacious in the clinical studies, and they may not meet all the applicable regulatory requirements needed to receive FDA clearance, authorization, or approval. The results of our clinical studies may not support the clinical validation needed to offer our cancer screening and detection test in the U.S. In addition, clinical claims for our CDA test that are supported by the clinical studies results may not be commercially viable.

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

We also cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or executive action in the United States. For example, the U.S. has taken several executive actions, including the issuance of a number of executive orders, that could impose significant burdens on, or otherwise materially delay, the FDA’s ability to engage in routine regulatory and oversight activities such as implementing statutes through rulemaking, issuance of guidance and review and approval of marketing applications. It is difficult to predict how these executive actions will be implemented and the extent to which they will affect the FDA’s ability to exercise its regulatory authority. If these executive actions impose constraints on the FDA’s ability to engage in oversight and implementation activities in the normal course, our business may be negatively impacted.

Our plans to offer COVID-19 antibody tests are subject to the FDA’s Emergency Use Authorization authority and the ongoing response to the COVID-19 public health emergency.

Our San Jose laboratory has validated the Roche Elecsys Anti-SARS-CoV-2 assay that FDA granted Emergency Use Authorization, or EUA, to for the qualitative detection of antibodies to SARS-CoV-2 in human serum and plasma. Our Philadelphia laboratory is working to validate the Roche Elecsys Anti-SARS-CoV-2 S assay that was granted an EUA for the qualitative and semi-quantitative determination of antibodies to the SARS-CoV-2 spike protein. The FDA has stated that laboratories that are performing testing using EUA-authorized test kits from commercial manufacturers need not notify FDA of or obtain an EUA from FDA for such testing. We do, however, need to comply with our CLIA licensure and the applicable regulatory requirements set forth in the EUA and failure to do so could result in enforcement action by the FDA or state agencies.

We have not yet offered the COVID-19 antibody tests commercially, and we cannot guarantee the market acceptance of and demand for these tests once we do begin to commercially offer them. We cannot predict how the FDA may act in regards to its EUA policies and COVID-19 testing generally. If the FDA decides to terminate or otherwise cancel or void the EUAs granted to Roche, we may not be able to continue offering the COVID-19 antibody tests. If HHS terminates the emergency declaration for the COVID-19 pandemic, we may not be able to continue to offer the COVID-19 antibody tests.

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

If we fail to comply with healthcare laws and regulations, we could face substantial enforcement actions, including civil and criminal penalties and our business, operations and financial condition could be adversely affected.

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

The privacy and security of personally identifiable information stored, maintained, received or transmitted, including electronically, is a major issue in the United States and abroad. While we strive to comply with all applicable privacy and security laws and regulations, as well as our own posted privacy policies, legal standards for privacy, including but not limited to “unfairness” and “deception,” as enforced by the U.S. Federal Trade Commission and state attorneys general, continue to evolve, and any failure or perceived failure to comply may result in proceedings or actions against us by government entities or others, or could cause us to lose customers, which could have a material adverse effect on our business. Recently, there has been an increase in public awareness of privacy issues in the wake of revelations about the activities of various government agencies and in the number of private privacy-related lawsuits filed against companies. Concerns about our practices with regard to the collection, use, retention, disclosure or security of personally identifiable information or other privacy-related matters, even if unfounded and even if we are in compliance with applicable laws, could damage our reputation and harm our business.

Numerous U.S. federal and state laws and regulations govern the collection, dissemination, use and confidentiality of personally identifiable health information, or PHI, including state privacy and confidentiality laws (including state laws requiring disclosure of breaches); U.S. federal and state consumer protection and employment laws; HIPAA; and European and other foreign data protection laws. These laws and regulations are increasing in complexity and number, may change frequently and sometimes conflict.

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

Recently there have been heightened tensions in economic relations between the United States and China. The U.S. government has recently imposed, and proposed to impose additional, new or higher tariffs on products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing largely commensurate tariffs on products imported from the United States. The lasting impact of these trade conflicts on the PRC economy remains uncertain. As a biotechnology company with operations primarily based in China as well as the United States, our plan to commercialize our CDA test in, and export our CDA device to, the United States after obtaining relevant approvals from the FDA could be adversely affected by these or future trade developments. In addition, political tensions between the United States and China have escalated due to, among other things, the COVID-19 outbreak, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the central government of the PRC, and the U.S. sanctions on a number of Chinese entities and relevant individuals. Rising political tensions could reduce levels of trade, investment, technological exchange and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on our business, financial condition and results of operations.

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

In the past, local governments in the PRC granted certain financial incentives from time to time to our PRC subsidiaries as part of their efforts to encourage the development of local businesses. The timing, amount and criteria of government financial incentives are determined within the sole discretion of the local government authorities and cannot be predicted with certainty before we actually receive any financial incentive. We generally do not have the ability to influence local governments in making these decisions. Local governments may decide to reduce or eliminate incentives at any time. In addition, some of the government financial incentives are granted on a project basis and subject to the satisfaction of certain conditions, including completion of the specific project therein. We cannot guarantee that we will satisfy all relevant conditions, and if we do not, we may be deprived of the relevant incentives. We cannot assure you of the continued availability of the government incentives currently enjoyed by us. Any reduction or elimination of incentives would have an adverse effect on our results of operations. Government grants and subsidies we recognized for the years ended December 31, 2018, 2019 and 2020 was RMB5.9 million, RMB2.8 million and RMB7.5 million (US$1.1 million), respectively.

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

Proceedings instituted by the SEC against China-based accounting firms could result in our financial statements being determined to not be in compliance with the requirements of the Exchange Act.

Starting in 2011 five China-based accounting firms were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S.-listed companies operating and audited in China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under Chinese law, they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the China Securities Regulatory Commission, or the CSRC.

In December 2012, the SEC instituted proceedings under Rule 102(e)(1)(iii) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against five China-based accounting firms alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ work papers related to their audits of certain China-based companies that are publicly traded in the U.S. Rule 102(e)(1)(iii) grants the SEC the authority to deny to any person, temporarily or permanently, the ability to practice before the SEC who is found by the SEC, after notice and opportunity for a hearing, to have willfully violated any such laws or rules and regulations. On January 22, 2014, an initial administrative law decision was issued, censuring these accounting firms and suspending four of the five firms from practicing before the SEC for a period of six months. Four of these China-based accounting firms appealed to the SEC against this decision and, on February 6, 2015, each of the four China-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The firms’ ability to continue to serve all their respective customers is not affected by the settlement. The settlement requires the firms to follow detailed procedures to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. Under the terms of the settlement, the underlying proceeding against the four China-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019.

If the SEC restarts the administrative proceedings against audit firms with operations in China, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies, and the market price of our ordinary shares may be adversely affected.

If prior our independent registered public accounting firm, Ernst & Young, were was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements for the years ended December 31, 2018 and 2019, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of the ADSs from the Nasdaq Global Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of the ADSs in the United States.

The recent joint statements by the SEC and the PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act (the "HFCAA") all call for the application of additional and more stringent requirements to emerging market companies upon assessing the qualification of their auditors. These developments could add uncertainties to our listing status.

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

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market,” (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

The lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating audits and its quality control procedures of auditors based in China. As a result, investors may be deprived of the benefits of PCAOB inspections. Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these auditors’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular PRC law, on May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act, or the HFCAA, which includes requirements similar to those in the EQUITABLE Act requiring the SEC to identify issuers whose audit reports are prepared by auditors that the PCAOB is unable to inspect or investigate because of restrictions imposed by non-U.S. authorities. The HFCAA would also require public companies on the SEC’s list to certify that they are not owned or controlled by a foreign government and make certain additional disclosures on foreign ownership and control of such issuers in their SEC filings. The HFCAA was approved by the U.S. House of Representatives on December 2, 2020 and was signed into law by the U.S. President on December 18, 2020. The HFCAA amended the Sarbanes-Oxley Act of 2002 to require the SEC to prohibit securities of any U.S.-listed companies from being listed on any of the U.S. securities exchanges, such as the New York Stock Exchange, or traded “over-the-counter,” if the registrant’s financial statements have been audited by an accounting firm branch or office that is not subject to PCAOB inspection for a period of three consecutive years after the HFCAA became effective. On March 24, 2021, the SEC adopted interim final rules to implement portions of the HFCAA, and it gave the public a 30-day comment period. As an initial matter, the process of identifying an issuer, which is audited by an auditor not subject to the PCAOB’s full inspections or investigation because of restrictions by non-U.S. authorities, will require coordination with the PCAOB. The PCAOB is currently considering how it will implement the requirements of the HFCA Act, and any PCAOB rulemaking in this respect will be subject to SEC review and approval prior to implementation.

Our auditor, Friedman LLP, the independent registered public accounting firm that issues the audit report for the year ended December 31, 2020 included elsewhere in this Form 20-F, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Our auditor is headquartered in Manhattan, New York, and has been inspected by the PCAOB on a regular basis with the last inspection in June 2018. However, the recent developments would add uncertainties to our listing status and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements.

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

As of the date of this annual report, our issued ordinary shares consisted of 9,793,206 Class A ordinary shares (excluding treasury shares and shares reserved for potential conversion of convertible dentures) and 2,863,100 Class B ordinary shares. In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares will be entitled to one (1) vote per share, while holders of Class B ordinary shares will be entitled to ten (10) votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by its holder, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of Class B ordinary shares by a holder to any person or entity who is not an affiliate of the holder, or upon a change of ultimate beneficial ownership of the holder of any Class B ordinary share to any person or entity who is not an affiliate of the holder, such Class B ordinary shares will be automatically and immediately converted into the same number of Class A ordinary shares. We sold Class A ordinary shares represented by our ADSs in our initial public offering.

All of the issued and outstanding ordinary shares held by Dr. Chris Chang Yu through CRS Holdings Inc. and a portion of our ordinary shares held by Zhangjiang GU KE Company Limited and Zhijun Sihang Holdings Limited, respectively, have been re-designated as Class B ordinary shares. Dr. Chris Chang Yu, Zhangjiang GU KE Company Limited and Zhijun Sihang Holding Limited beneficially owned approximately 60.0%, 11.4% and 8.0%, respectively, of the aggregate voting power of our company as of the date of this annual report, due to the disparate voting powers associated with our dual-class share structure. As a result of the dual-class share structure and the concentration of ownership, these holders of Class B ordinary shares will have considerable influence over matters such as decisions regarding change of directors, mergers, change of control transactions and other significant corporate actions. They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

Share ownership has remained as of the date of this annual report, and will remain, concentrated in the hands of our principal shareholders and management, who are and will continue to be able to exercise a direct or indirect controlling influence on us.

Our directors, officers and current five percent or greater shareholders and affiliated entities together beneficially owned approximately 84.8% of the voting power of our ordinary shares issued and outstanding as of the date of this annual report, and this concentration of share ownership will remain in the foreseeable future. As a result, these shareholders, acting together, have significant influence over all matters that require approval by our shareholders, including the election of directors and approval of significant corporate transactions. Corporate action might be taken even if other shareholders, including those who own our ADSs, oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our company that other shareholders may view as beneficial.

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

Substantial future sales or perceived potential sales of ADSs or ordinary shares, including upon the exercise of vested options and conversion of convertible securities, in the public market could cause the price of ADSs to decline.

Sales of substantial amounts of our ADSs or ordinary shares, including upon the exercise of vested options and conversion of convertible debentures that we have issued, in the public market or at a discount to the market price, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through offerings of equity securities or securities convertible into or exchangeable for equity securities in the future. The ADSs sold in our initial public offering are freely tradable without restriction or further registration under the Securities Act, and shares held by our existing shareholders may be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. There were 12,656,306 ordinary shares (including 9,793,206 Class A ordinary shares represented by ADSs and excluding treasury shares and shares reserved for potential conversion of convertible debentures) outstanding as of the date of this annual report. We issued a US$265,500 10% convertible promissory note at a purchase price of US$250,000 in a private placement to an investor in 2020, and the investor converted the total principal and the accrued interest of this note into 54,642 ADSs of our company in February 2021. In addition, we issued on February 5, 2021 US$2.0 million zero coupon convertible debentures due February 4, 2022 at a purchase price of US$1.7 million in a private placement to several investors, subject to certain condition that may increase the rate to 15% per year. The debenture holders may convert the debentures into our ADSs at any time on or prior to maturity at the lower of (i) $15.00, or (ii) the lower of (x) 82% of the closing bid price in the last reported trade of the ADSs or (y) 80% of the VWAPs (daily dollar volume-weighted average price) during the 10 consecutive trading days, immediately preceding the date of conversion or other date of determination (the “Variable Conversion Price”), but not lower than the floor price of $1.00. Subject to the floor price, the Variable Conversion Price will be 75% of the VWAPs during the 10 consecutive trading days, immediately preceding the conversion date or other date of determination if we trigger certain event of default as set forth in the debentures. Our failure to have an effective registration statement covering the resale of the underlying shares prior to April 16, 2021 triggered an event of default under these convertible debentures, which resulted in the outstanding amount under these convertible debentures increasing by 10%. In addition, the conversion rate of the debentures is subject to adjustments under the terms of the debentures. Sales of substantial amounts of ADSs in the public market or the conversion of these convertible debentures, or the perception that these sales or conversions could occur, could adversely affect the market price of our ADSs.

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

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under U.S. federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and/or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result indifferent outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

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

We are a company incorporated under the laws of the British Virgin Islands. We conduct substantially all of our operations in China and substantially all of our assets are located in China, the world’s largest emerging market. In addition, certain of our directors and executive officers reside within China for a significant portion of a year or are PRC nationals and a substantial portion of their assets are within China. As a result, it could be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the United States federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the British Virgin Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. In addition, due to jurisdictional limitations, matters of comity and various other factors, the SEC, Department of Justice and other U.S. authorities may be limited in their ability to take enforcement actions, including in instances of fraud, against us or our directors and officers in China. In addition, shareholder claims that are common in the United States, including class action securities law and fraud claims, generally uncommon in China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the U.S. have not been efficient in the absence of mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties.

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

The Nasdaq listing rules require listed companies to have, among other things, a majority of their board members be independent. As a foreign private issuer, however, we are permitted to, and we will, follow home country practice in lieu of the above requirements. The corporate governance practice in our home country, the BVI, does not require a majority of our board to consist of independent directors. Since a majority of our board of directors will not consist of independent directors, fewer board members may be exercising independent judgment and the level of board oversight on the management of our company may decrease as a result. In addition, the Nasdaq listing rules also require U.S. domestic issuers to have a compensation committee, a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members each of whom must be an independent director (unless any exception under the Nasdaq listing rules applies). We, as a foreign private issuer, are not subject to these requirements, except for the aforesaid independence requirement for audit committee members (unless any exception under the Nasdaq listing rules applies). The Nasdaq listing rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, and certain issuances of ordinary shares and securities convertible into or exchangeable for ordinary shares. We are not required to and may not comply with the requirements of the Nasdaq listing rules in determining whether shareholder approval is required on such matters. While we have appointed a compensation committee and a nominating and corporate governance committee, we have followed home country practice to not have all members of our compensation committee and nomination and corporate governance committee composed entirely of independent directors. In addition, we may consider following home country practice in lieu of the requirements under the Nasdaq listing rules with respect to certain other corporate governance standards which may afford less protection to investors.

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

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of Nasdaq Stock Market LLC. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

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

If we are a PFIC in any taxable year, a U.S. Holder (as defined in “Taxation—United States Federal Income Tax Considerations”) may incur significantly increased U.S. federal income tax on gain recognized on the sale or other disposition of our Class A ordinary shares or ADSs and on the receipt of distributions on our Class A ordinary shares or ADSs to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules, and such U.S. Holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our Class A ordinary shares or ADSs, we will generally continue to be treated as a PFIC for all subsequent years during which such U.S. Holder holds our Class A ordinary shares or ADSs, unless we cease to be a PFIC and the U.S. Holder makes a special “purging” election on IRS Form 8621. See “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Status” for more details regarding the foregoing.

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

In October 2013, we established Shanghai Xinshenpai Technology Co., Ltd., or Shanghai Xinshenpai, as our wholly owned subsidiary in the PRC to market and sell our cancer screening and detection tests. In December 2020, we wound up Shanghai Xinshenpai.

In April 2014, we established AnPac Bio-Medical Technology (Shanghai) Co., Ltd., or AnPac Shanghai, as our wholly owned subsidiary in the PRC to market and sell our cancer screening and detection tests.

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

In May 2018, we established Penghui Health Management (Shanghai) Co., Ltd., or Penghui Health Management, as our wholly owned subsidiary in the PRC to market and sell our cancer screening and detection tests. In December 2020, we wound up Penghui Health Management.

In March 2019, we established Shanghai Muqing AnPac Health Technology Co., Ltd., or Shanghai Muqing, as our 51% owned subsidiary in the PRC to conduct cancer screening and detection tests.

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

Our CDA technology provides a comprehensive platform, on which we have developed our CDA test and our proprietary CDA device. Our CDA test can detect and assess an individual’s overall cancer risk with high accuracy, including early stage cancer. We also offer combination tests that combine our CDA test with auxiliary tests based on other cancer screening and detection technologies to detect the risk of specific cancer types. We have historically primarily combined our CDA test with the biomarker-based test in our combination tests. We began offering a new combination test product named APCS in the second quarter of 2020, which combines our CDA test with the ct-DNA test. When we refer to our technology or tests as a “cancer screening and detection” technology or test in this annual report, we refer to the detection and assessment of the risk of cancer occurrence, not to cancer diagnosis.

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

Our CDA technology provides a highly accurate, early-stage risk assessment of the occurrence of cancer. As of December 31, 2020, our CDA technology had been shown in numerous retrospective validation studies to be able to detect the risk of 26 cancer types with high sensitivity and specificity rates. These 26 cancers accounted for over 80% of the cancer incidences in China from 2013 to 2018, according to Frost & Sullivan. Our CDA technology requires only a standard blood sample from a tested individual, which minimizes the inconvenience and invasive procedures and avoids the harmful side effects that are inherent to many other technologies.

We have established a test database that as of March 31, 2021, consisted of over 222,200 blood samples of various age, sex and disease groups. Our database included approximately 178,300 samples from our commercial CDA-based tests and approximately 43,900 samples from our research studies. According to Frost & Sullivan, we ranked third worldwide among companies offering next-generation early cancer screening and detection technologies in terms of the number of clinical samples for cancer screening and detection as of May 2020. For purposes of these rankings, we had approximately 41,700 clinical samples as of May 2020, which represented the historical aggregate number of participants enrolled in our research studies that were developed in clinical sites qualified by competent authorities, such as the NMPA. In addition, among companies offering next-generation early cancer screening and detection technologies in China, in 2019 we ranked first in terms of volume of commercial cancer screening and detection tests conducted, according to Frost & Sullivan.

We have established two clinical laboratories in China and two clinical laboratories in the United States. Our principal laboratory is a licensed biomedical clinical laboratory located in Lishui, Zhejiang Province, China, where we perform our commercial CDA-based tests (including our CDA tests and combination tests), as well as a variety of other tests (including immunological and biochemical tests). Our laboratory in Haikou, Hainan Province, China is a licensed genomics clinical laboratory where we perform gene sequencing tests. In addition to these two clinical laboratories, we also have a research and development center located in Shanghai, China, where we develop our next-generation cancer screening and detection technology and tests. In the United States, we have a California-licensed clinical laboratory located in San Jose, California for which we obtained CAP accreditation and a CLIA Certificate of Accreditation in March 2020. In addition, we obtained a CLIA Certificate of Registration for our new laboratory in Philadelphia, Pennsylvania in August 2020. We have applied for a Pennsylvania state laboratory permit and plan to seek accreditation from CAP for this new laboratory. Both of our laboratories in the U.S. are equipped to perform our CDA tests and biochemical tests. We plan to also conduct COVID-19 antibody tests in these two laboratories. We have entered into research agreements with U.S. universities and academic medical centers, and we are in discussions with other U.S. hospitals, medical institutions, CROs, managed care companies and other health organizations, to conduct research studies on our CDA technology at our San Jose and Philadelphia laboratories. Our Philadelphia laboratory is currently conducting research using the CDA technology and plans to conduct a correlation study with another qualified laboratory to validate a COVID-19 antibody test using Roche’s FDA authorized equipment.

As of March 31, 2021, we had filed 237 patent applications globally; among these, 142 patents had been granted, including 65 in greater China (including eight in Taiwan) and 20 in the United States, and 95 patent applications were pending in China, the United States and other countries and regions. Our patent applications broadly cover apparatus and methods for early stage disease detection, and they strategically encompass important specific embodiments of these apparatus and methods.

We performed our first commercial CDA-based test in China in 2015 and have generated revenue since then. The number of commercial CDA-based tests (inclusive of CDA tests and combination tests) we sold increased significantly from 41,607 in 2018 to 52,428 in 2019, and it decreased to 41,354 in 2020 primarily due to the impact of COVID-19. In mid-2020, we launched two new products, including our ADME immunology test and APCS cancer screening and detection test (which is included in our combination tests). Our revenue from sales of cancer screening and detection tests increased by 8.6% from RMB9.6 million in 2018 to RMB10.4 million in 2019 and further increased by 77.7% from 2019 to RMB18.5 million (US$2.8 million) in 2020. Our total revenues increased by 5.8% from RMB10.3 million in 2018 to RMB10.8 million in 2019 and further increased by 89.1% from RMB10.8 million in 2019 to RMB20.5 million (US$3.1 million) in 2020. In the United States, we plan to commence marketing our CDA test as an LDT in the future.

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

Analytical Validation

We have conducted numerous research studies on our CDA technology’s utility and accuracy. Since 2015, we have completed 25 research studies on our CDA technology with hospitals and medical institutes in China. Among them, the results of 15 research studies on which we collaborated with five Chinese hospitals and medical institutes have been published at ASCO annual meetings and other medical conferences and in medical journal supplements. We have also completed an additional ten unpublished research studies with nine hospitals and medical institutes in China. As of March 31, 2021, we had tested more than 222,200 blood samples collected from various age, sex and disease groups, including over 178,300 samples from our commercial CDA-based tests and over 43,900 samples from our research studies.

Our research studies have demonstrated that our CDA technology can detect the risk of multiple cancers with high sensitivity and specificity rates. We have used meta-analysis to analyze the resulting data of all completed research studies for a specific cancer type up to December 31, 2020 and calculated our CDA technology’s sensitivity and specificity rates for that cancer type. Meta-analysis is a statistical analysis of a large collection of analysis results from individual studies for the purpose of integrating the findings. The following table sets forth the sensitivity and specificity rates of our CDA technology in detecting 26 cancers based on our completed research studies up to December 31, 2020:

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

Note:

(1)         For each specific cancer type shown in the table above, the references in this column “Publication Information” indicate the medical conferences and medical journal supplements where we have published any research results for that cancer type up to December 31, 2020, while “N/A” means that none of our completed research studies of that cancer type had been published up to December 31, 2020.

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

We typically call a tested individual for the first time within 15 days (for individuals with high risk results), three months (for those with medium risk results) or six months (for those with low risk results), after issuing a cancer risk assessment report for a tested individual. We also have subsequent phone consultations with the tested individuals on an annual basis. During these consultations, our customer support and service personnel typically ask the tested individuals with medium or high risks of cancer about, among other things, their health conditions, whether or not they have taken follow-up checkup tests as we suggested in the cancer risk assessment reports, and the relevant follow-up diagnoses or test results, if any. As of March 31, 2021, we had contacted over 23,857 tested individuals, of whom 14,127 individuals gave us substantive feedback regarding their health conditions and disease development, and among them, 836 were previously tested as having high risk of cancer, 11,328 with medium risk of cancer and the rest with low risk of cancer. Based on the feedback from these calls, 1,928 of the tested individuals had been diagnosed with various major diseases or cancers by third-party hospitals and medical institutions within two years of taking our CDA-based tests, including 209 cases with cancers, 962 with pre-cancer diseases or benign tumors, and 757 with major non-cancerous diseases. All of these 1,928 individuals were previously tested as having medium or high risk of cancer. Among those 836 and 11,328 individuals tested with high and medium risk of cancer, respectively, 209 (or 25.0%) and 1,719 (or 15.2%) had been diagnosed with cancers, pre-cancer diseases or major non-cancerous diseases, respectively. As it may take years for diseases to progress into cancers or pre-cancer or major non-cancerous diseases, we expect that the percentage of cancer occurrence among these 14,127 cases will likely increase over time.

In addition, based a preliminary data analysis by a research partner in early December 2020 of the data of our follow-up phone consultations with over 13,000 individuals as of June 30, 2020, the initial results indicated that over 20 types of pre-cancer diseases were diagnosed at hospitals or physical testing centers following the individuals’ initial screening utilizing our CDA technology. Of the over 13,000 individuals included in the preliminary data analysis, we screened out pre-cancer cases at roughly 4.5 times of cancer cases.

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

CDA in Long-Term Cancer Monitoring (Stage IIA with Surgery)

This patient is a middle-aged man diagnosed with a stage IIA lung cancer. As illustrated in the graph above:

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

In addition to our CDA test, a tested individual can pay a premium for our combination tests, which also include cancer-positioning services to identify the specific type(s) of cancer that he or she has a medium or high risk of having or developing. Our combination tests combine our CDA tests and, on an auxiliary basis, biomarker-based or ct-DNA cancer screening and detection tests performed either by us or by third-party clinical laboratories that we engage. These combination tests typically use two cubic centimeters of blood from the tested individual to perform our CDA test, three cubic centimeters of blood to perform the biomarker-based test and ten cubic centimeters of blood to perform the ct-DNA test. In the combination tests our CDA technology plays a dominant role in identifying the risk of cancer, while biomarkers or ct-DNA provide auxiliary information on the types of cancer that may be involved. We integrate the results of these separate tests using our proprietary algorithm and translate them into a series of itemized CDA values. We then analyze these itemized CDA values to identify the cancer type(s) that a tested individual has a medium or high risk of having or developing. These identified cancer types and the tested individual’s corresponding risk levels of having or developing them will also be included in that individual’s cancer risk assessment report.

We offer standardized CDA-based tests (with or without cancer positioning services). Generally, the more cancer types a standardized test with cancer positioning services can identify, the higher it is priced. In each standardized test with cancer-positioning services, the specific cancer types that can be identified vary between males and females. For instance, our popular CDA six-cancer test with positioning services identifies lung, liver, stomach and colon cancers for both genders, as well as rectal and prostate cancers for males and breast and ovarian cancers for females.

Commercialization

China

In China, we have established clinical laboratories in Lishui, Zhejiang Province and Haikou, Hainan Province. We obtained the medical institutional practice license from the NHC in 2016 and 2015, respectively, for these two laboratories to conduct medical tests, each for a five-year term. Our Lishui laboratory conducts substantially all of our commercial CDA-based tests (including our CDA tests and combination tests), as well as a variety of other tests (including immunology and biochemical tests). In 2020, we launched our ADME immunology test and APCS cancer screening and detection test (which combines our CDA test with the ct-DNA test and is a type of combination test). Both of these new tests are conducted at our Lishui laboratory. We performed our first commercial CDA-based test in 2015 and have generated revenue in China for four consecutive years. The number of our commercial CDA-based tests we sold increased significantly from 41,607 in 2018 to 52,428 in 2019 and decreased to 41,354 in 2020.

In addition to our CDA-based tests, we design annual physical checkup plans for certain of our corporate and life insurance company customers as value-added services and to facilitate these customers to procure physical checkup services from third-party physical checkup service providers. We also sell annual physical checkup packages to our customers, which are designed to include our CDA-based tests as part of the physical checkup services. We outsource a substantial portion of these checkup services in these packages to qualified physical checkup institutions. As of December 31, 2020, we had completed total sales of over 27,006 physical checkup packages.

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

United States

In the United States, we have established two clinical laboratories in San Jose, California and Philadelphia, Pennsylvania. We have obtained a California state laboratory license, CAP accreditation, and a CLIA Certificate of Accreditation for our laboratory in San Jose, California. We have obtained a CLIA Certificate of Registration for our laboratory in Philadelphia, Pennsylvania. We have applied for a Pennsylvania state laboratory permit and will seek to obtain CAP accreditation for this laboratory. We currently are permitted to conduct our CDA test for research use in the United States. We have entered into research agreements with U.S. universities and academic medical centers, and we are in discussions with U.S. hospitals, medical institutions, CROs, managed care companies and other health organizations, to conduct research studies on our CDA technology in the U.S. To commercialize our CDA test in the United States, we intend to initially market it to U.S. customers as an LDT. As an LDT, we do not expect that our CDA test will require premarket clearance, market authorization, or approval from the FDA prior to marketing. We may begin marketing our test as soon as we complete our validation studies and obtain any state laboratory licenses or other approvals that we are required to hold in order to offer our CDA test in the corresponding states. Under CLIA, CAP, and state licensing requirements, we are required to validate our CDA test with analytical and clinical studies prior to marketing the test as an LDT. These studies are designed to demonstrate the performance of the test. We have entered into research agreements with U.S. universities and academic medical centers, and we are in discussions with other health organizations, to conduct these studies.

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

In addition, we have validated a COVID-19 antibody test using Roche’s FDA authorized equipment but we have not begun to commercialize the test.

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

We believe that our research and development team possesses industry-leading expertise in the early cancer screening and detection field. As of December 31, 2020, this team had 23 members, including four with M.D. degrees and three with Ph.D. degrees. Our research and development team has a multi-disciplinary background, and most members of this team specialize in areas related or helpful to the development of our CDA technology and device, including mechatronics, physics, biomedical science or computer science. Our founder and chairman, Dr. Chris Chang Yu, our vice president in charge of R&D, Mr. Xuedong Du, and our chief medical officer, Dr. He Yu, have led our research and development team since our inception, leveraging their multi-disciplinary expertise and industry experience. These key members have spearheaded our research and development team in achieving a number of technological breakthroughs, including the design and fabrication of the microfluidic device—the key functioning component of our CDA device—and the testing of multiple cancers in a single blood test. Since 2015, our research and development team had published 15 articles on ASCO and other medical conferences and medical journal supplements to demonstrate our CDA technology’s clinical utility.

We have invested significantly in research and development since our inception. Our research and development expenses were RMB10.1 million, RMB9.8 million and RMB11.6 million (US$1.8 million) in 2018, 2019 and 2020, respectively.

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

Studies for Major Non-Cancerous Disease Detection

In addition to the above ongoing studies on our CDA technology’s applications in oncological areas, we are also conducting research on our CDA technology’s ability to detect the risk of pre-cancer diseases and various major non-cancerous diseases, including lung diseases (such as pneumonia and tuberculosis), type II diabetes, heart diseases (such as heart failure and arrhythmia), liver diseases (such as cirrhosis and hepatitis), gastric diseases (such as gastritis and gastric polyp) and biliary diseases (such as calculus of bile duct and cholecystolithiasis). Our preliminary research studies indicate that our CDA technology is able to distinguish individuals with some major non-cancerous diseases from the control group and the cancer group. More studies and further analysis of the study results are needed to validate our findings on our CDA technology’s utility in these major non-cancer areas.

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

Our marketing is focused on expanding the market awareness of our cancer screening and detection test and continuously growing our customer base. We primarily deploy our own sales and marketing personnel to market our tests. As of December 31, 2020, we had 18 sales and marketing personnel. In addition to conducting direct sales to our existing customers, our sales and marketing personnel prepare and deliver our brochures and product presentations to potential customers and attend academic conferences and industrial exhibitions to advertise our CDA technology and tests. Our sales and marketing personnel are generally well trained and educated about the complexities of our tests, and they typically have extensive experience in the cancer early screening and detection field or other medical areas. As our business grows, we plan to build up our sales and marketing team and strengthen our own sales network in China.

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

We use a relatively small amount of reagents in our biomarker-based cancer screening and detection tests, which are part of our combination tests. We source these reagents from two third-party suppliers. We do not have an exclusive supply agreement with the supplier. The supplier typically engages commercial courier services to deliver the reagents. In addition, we outsourced substantially all the biomarker-based tests in 2017 and 2018 to two third-party clinical laboratories on a non-exclusive basis. These two laboratories are responsible for conducting the biomarker-based tests and delivering the test results to us for our data consolidation using our algorithm. These two laboratories are obligated to keep confidential all documents relating to the tested samples and the test results. We phased out this outsourcing arrangement in 2019 and are performing our combination tests entirely in-house.

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

We have developed an early and strong patent position related to our CDA technology, and we continuously seek patent coverage over its new applications. As of March 31, 2021, we had filed 237 patent applications globally; among them, 142 patents had been granted, including 20 patents granted in the United States, 65 in greater China (including eight in Taiwan), and 57 in other countries and regions. Our granted patents are expected to expire between 2031 and 2037. As of the same date, we also had 95 pending patent applications, consisting of 25 in the United States, 34 in greater China (including one in Taiwan), 32 in other countries and regions, and four patent cooperation treaty, or PCT, applications.

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

As of March 31, 2021, we also had 29 granted trademarks and no pending trademark applications in greater China, and nine granted trademarks and three pending trademark applications in the U.S.

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

Our PRC subsidiary, Shiji Hainan, obtained its Certificate of Clinical Gene Amplification Testing Laboratory in 2016.

Medical Devices Administration Laws and Regulations

The Regulation on the Supervision and Administration of Medical Devices as amended by the State Council in December 2020, which will come into effect in June 2021, regulates entities that engage in the research and development, production, operation, use as well as supervision and administration of medical devices in the PRC. Medical devices are classified according to their risk levels. Class I medical devices are medical devices with low risks, the safety and effectiveness of which can be ensured through routine administration. Class II medical devices are medical devices with moderate risks, which are strictly controlled and administered to ensure their safety and effectiveness. Class III medical devices are medical devices with relatively high risks, which are strictly controlled and administered through special measures to ensure their safety and effectiveness. The evaluation of the risk levels of medical devices take into consideration the expected objectives, structural features, methods of use and other factors of medical devices.

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

Other Significant PRC Regulations Affecting Our Business Activities in China

Regulation on Foreign Investment

Investment activities in the PRC by foreign investors are regulated by the Catalog for the Guidance of Foreign Investment Industry, or the Catalog, which was promulgated and is amended from time to time by the MOFCOM, and the National Development and Reform Commission, or NDRC. The Catalog lays out the basic framework for foreign investment in China, classifying businesses into three categories with regard to foreign investment: “encouraged,” “restricted,” and “prohibited.” Industries not listed in the Catalog are generally deemed as falling into a fourth category “permitted” unless specifically restricted by other PRC laws. In addition, on June 23, 2020 the MOFCOM and the NDRC jointly promulgated the Special Management Measures (Negative List) for the Access of Foreign Investment, or the 2020 Negative List, which became effective on July 23, 2020 to amend the Catalog and the previous negative list thereunder. Investment in medical institutions (such as clinical laboratories) belongs to the “restricted” category. In particular, according to relevant PRC foreign investment regulations, only domestic companies and foreign-invested joint ventures are allowed to hold an NHC medical institution practice license. However, it is unclear under PRC law whether a subsidiary of a wholly foreign owned enterprise is eligible to hold this license. We believe that the risks for the NHC medical institution practice license of each of our Lishui and Haikou laboratories—subsidiaries of AnPac Lishui, a wholly foreign owned enterprise—being held invalid or revoked by the NHC is remote, based on our confirmation with relevant regulatory authorities. However, we cannot assure you that the relevant regulatory authorities would not change their interpretation or position regarding the relevant laws and regulations.

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

Pursuant to the Civil Code of the PRC promulgated on May 28, 2020, which came into effect on January 1, 2021, the manufacturer shall bear tort liability where a defect of a product causes damage to another person. The infringed person may claim compensation from the manufacturer or the seller of the product where a defect of a product causes damage to another person.

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

Under the Civil Code of the PRC promulgated on May 28, 2020, which came into effect on January 1, 2021, where a defect of a product is caused due to the fault of a transporter, a warehouse or any other third party, the manufacturer or the seller shall, after paying compensation, have the right to claim the same from the third party. Where a product is found to be defective after it is put into circulation, the manufacturer or the seller shall timely take such remedial measures as ceasing the sale, giving warning or recall the defective product. If any damage is aggravated due to the manufacturer or the seller’s failure to take timely or effective remedial measures, the manufacturer or the seller shall assume tort liability for the aggravated part of the damage. Where any manufacturer or seller produces or sells the products despite knowing that they are defective or fails to take effective remedial measures as prescribed in the preceding paragraph, thus causing death or serious damage to the health of another person, the infringed person shall have the right to claim appropriate punitive damages.

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

Patents

Pursuant to the PRC Patent Law, most recently amended in October 2020, which will come into effect on June 1, 2021, and its implementation rules, most recently amended in January 2010, patents in China fall into three categories: invention, utility model and design. An invention patent is granted to a new technical solution proposed in respect of a product or method or an improvement of a product or method. A utility model is granted to a new technical solution that is practicable for application and proposed in respect of the shape, structure or a combination of both of a product. A design patent is granted to the new design of a certain product in shape, pattern or a combination of both and in color, shape and pattern combinations aesthetically suitable for industrial application. Under the PRC Patent Law, the term of patent protection starts from the date of application. Patents relating to invention are effective for twenty years, utility models are effective for ten years, and designs are effective for fifteen years from the date of application. The PRC Patent Law adopts the principle of “first-to-file” system, which provides that where more than one person files a patent application for the same invention, a patent will be granted to the person who first files the application.

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

Article 19 of the PRC Patent Law provides that, for an invention or utility model completed in China, any applicant (not just Chinese companies and individuals), before filing a patent application outside of China, must first submit it to the SIPO for a confidential examination. Failure to comply with this requirement will result in the denial of any Chinese patent for the relevant invention. This added requirement of confidential examination by the SIPO has raised concerns by foreign companies who conduct research and development activities in China or outsource research and development activities to service providers in China.

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

As of March 31, 2021, we had 65 granted patents (including eight in Taiwan) and 34 pending patent applications (including one in Taiwan) in greater China, and 77 granted patents and 62 pending patent applications outside greater China.

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

As of March 31, 2020, we had 29 granted trademarks and no pending trademark applications in greater China, and nine granted trademarks and three pending trademark applications in the U.S. In addition, as of the same date, we had 19 domain names.

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

Pursuant to applicable PRC laws, rules and regulations, including the Social Insurance Law, which became effective on July 1, 2011 and amended on December 29, 2018, the Interim Regulations on the Collection and Payment of Social Security Funds, which became effective on January 22, 1999 and amended on March 24, 2019, Interim Measures concerning the Maternity Insurance of Employees, which become effective on December 14, 1994, and the Regulations on Work-related Injury Insurance, which became effective on January 1, 2004 and was subsequently amended on December 20, 2010, employers are required to contribute, on behalf of their employees, to a number of social security funds, including funds for basic pension insurance, unemployment insurance, basic medical insurance, work-related injury insurance and maternity insurance. If an employer fails to make social insurance contributions timely and in full, the social insurance collecting authority will order the employer to make up outstanding contributions within the prescribed time period and impose a late payment fee at the rate of 0.05% per day from the date on which the contribution becomes due. If such employer fails to make the overdue contributions within such time limit, the relevant administrative department may impose a fine equivalent to one to three times the overdue amount

Regulations Relating to Foreign Exchange Registration of Offshore Investment by PRC Residents

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

Regulations Relating to Dividend Distribution

The principal regulation governing distribution of dividends paid by a PRC enterprise include Company Law of the PRC (1993), as amended in 1999, 2004, 2005, 2013 and 2018;

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

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment and amended on May 2015, which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts (e.g., pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts), the reinvestment of lawful incomes derived by foreign investors in China (e.g. profit, proceeds of equity transfer, capital reduction, liquidation and early repatriation of investment), and purchase and remittance of foreign exchange as a result of capital reduction, liquidation, early repatriation or share transfer in a foreign-invested enterprise no longer require SAFE approval, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible before. In addition, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in China based on the registration information provided by SAFE and its branches.

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

U.S. Regulations

Federal and State Laboratory Licensing Requirements

Pursuant to the CLIA, a laboratory that performs testing on specimens derived from humans for the purpose of providing information for the diagnosis, prevention or treatment of disease, or the impairment of, or assessment of health must hold a certificate applicable to the complexity of the laboratory examinations it performs, and it must comply with, among other things, standards covering operations, personnel, facilities administration, quality, and proficiency testing, which are intended to ensure, among other things, that its clinical laboratory testing services are accurate, reliable and timely. Laboratories performing high-complexity testing are required to meet more stringent requirements than laboratories performing less complex tests. The CLIA requirements do not apply to research laboratories that test human specimens but do not report patient specific results for the diagnosis, prevention or treatment of any disease or impairment of, or the assessment of, the health of individual patients. In order to offer our test in the United States, our laboratories must have the appropriate CLIA certification and the applicable state licenses. A laboratory that has submitted its application but has not yet received CLIA certification, may be issued a CLIA Certificate of Registration which allows the laboratory to perform testing while the laboratory’s survey and inspection are pending. We obtained CAP accreditation and a CLIA Certificate of Accreditation for our San Jose laboratory in March 2020. We obtained a CLIA Certificate of Registration for our laboratory in Philadelphia, Pennsylvania in August 2020. CMS, the agency that oversees CLIA, has deemed CAP standards to be equally or more stringent than CLIA regulations and has approved CAP as a recognized accrediting organization. Inspection by CAP is performed in lieu of CMS inspections for accredited laboratories. To maintain and renew our CAP accreditation and CLIA certification, we are subject to survey and inspection every two years to assess our laboratory’s compliance with program standards. We also may be subject to additional unannounced inspections.

CLIA provides that a state may adopt laboratory regulations with more stringent requirements than those under U.S. federal law, and a number of states have implemented their own laboratory regulatory requirements. State laws may require that laboratory personnel meet certain qualifications, specify certain quality control procedures, facility requirements or prescribe record maintenance requirements.

We are required to maintain a California state laboratory license for our San Jose laboratory pursuant to the relevant state laws. We will be required to maintain a Pennsylvania state laboratory permit for our new Philadelphia laboratory. Each laboratory may also need to maintain licenses in other states with requirements for non-resident laboratories in order to perform tests on samples from patients who reside in those states. For example, in order to offer our test in New York, we must separately apply for a New York State clinical laboratory permit and approval of our test in New York, which will require submission of validation data as well as information regarding the test methods, among other things. Other states may currently have or adopt similar licensure requirements in the future. We will obtain any such necessary licenses before offering our cancer screening and detection test in a state requiring non-resident laboratory licensure.

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

Regulation of Laboratory Developed Tests

LDTs have generally been considered by the FDA to be tests that are designed, developed, validated and used within a single laboratory. The FDA has the authority to regulate such tests as medical devices under the FDCA. However, the FDA historically has exercised its enforcement discretion and not enforced applicable provisions of the FDCA and FDA regulations with respect to LDTs. However, in recent years, legislative and administrative proposals addressing oversight of LDTs were introduced. For example, in 2014 the FDA issued two draft guidance documents proposing a risk-based framework with respect to applying the FDA’s oversight over LDTs. The draft guidance documents stated that the FDA intended to modify its policy of enforcement discretion with respect to LDTs in a risk-based manner consistent with the existing classification of medical devices. Thus, the FDA planned to begin to enforce its medical device requirements, including premarket submission requirements, on LDTs marketed without FDA premarket review and authorization. In November 2016, the FDA announced its intention not to finalize the 2014 draft guidance documents to allow for further public discussion of an appropriate oversight approach to LDTs and to give congressional authorizing committees the opportunity to develop a legislative solution. In January 2017, the FDA issued a discussion paper on possible approaches to the regulation of LDTs. On August 19, 2020, HHS announced that the FDA would no longer require premarket authorization for LDTs unless the FDA engaged in notice-and-comment rulemaking. HHS also rescinded all guidance documents and informal policy statements that FDA had previously issued concerning LDTs.

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

Although we believe we are within the scope of the FDA’s policy for LDTs, the initial commercialization and continued commercial availability of an LDT is subject to uncertainty given the FDA’s latitude in interpreting and applying its laws and policies. For example, FDA does not consider tests to be subject to its LDT enforcement discretion if they are designed or manufactured completely, or partly, outside of the laboratory that offers and uses them, or if they are offered “direct-to-consumer,” as opposed to being available to patients only when prescribed by a health care provider. Even for tests that appear to fall within FDA’s previously stated enforcement discretion, the FDA may decide to take action against certain LDTs on a case-by-case basis at any time if FDA views them as presenting a risk to patients. The former FDA Commissioner and the Director of FDA’s CDRH have expressed significant concerns regarding potential disparities in accuracy and quality between some LDTs and IVDs that have been reviewed and cleared, authorized or approved by FDA. In addition, the U.S. Congress has been considering various legislative proposals that would reform FDA’s regulation of laboratory tests, and such legislation might lead to heightened FDA scrutiny of LDTs, particularly new LDTs. Whether such legislation will be enacted and, if so, what effect it may have on how FDA regulates laboratory tests, including LDTs, is unknown. If FDA disagrees with a laboratory test’s LDT status, FDA may consider the test to be an unapproved medical device, may subject the company to FDA enforcement action, including, without limitation, requiring the company to seek clearance, authorization or approval for the laboratory test.

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

In the United States, medical devices, including IVDs, are subject to extensive regulation by the FDA under the FDCA and its implementing regulations, and certain other U.S. federal and state statutes and regulations. The laws and regulations govern, among other things, the design, manufacture, storage, recordkeeping, approval, labeling, promotion, post-approval monitoring and reporting, distribution and import and export of medical devices. Failure to comply with applicable requirements may subject a device and/or its manufacturer to a variety of administrative sanctions, such as FDA refusal to approve pending PMAs, issuance of warning letters, mandatory product recalls, import detentions, civil monetary penalties, and/or judicial sanctions, such as product seizures, injunctions, and criminal prosecution.

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

The timing for review of a de novo petition is less certain than a 510(k). FDA has agreed to review 65% of de novo submissions received in fiscal year 2021 in 150 calendar days during which a submission is under review at the FDA. As a practical matter, de novo marketing authorization often takes longer, ranging from a year or more, and marketing authorization is never assured due, in part, to stoppages of FDA’s 150-day timeline while the applicant responds to deficiencies identified by FDA. If the FDA authorizes the de novo petition, the device may be legally marketed and used as a predicate device for future 510(k) submissions. If the de novo petition is denied, the device remains in Class III and a PMA approval may be required before the device may be legally marketed in the United States.

The PMA Approval Process

A device not eligible for 510(k) clearance or de novo classification must follow the PMA approval pathway, which requires proof of the safety and effectiveness of the device to the FDA’s satisfaction. The cost of preparing and submitting a PMA is substantial. Under U.S. federal law, the submission of most PMAs is additionally subject to a substantial annually-adjusted application user fee. For example, for fiscal year 2021, the user fee for an original PMA is $365,657. Satisfaction of FDA pre-market approval requirements typically takes years and the actual time required may vary substantially based upon the type, complexity, and novelty of the device or disease.

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

Emergency Use Authorization

In extraordinary circumstances, such as the COVID-19 pandemic, the FDA may allow the use of unapproved medical devices, including laboratory tests, on an emergency basis through what is known as an Emergency Use Authorization, or EUA. Throughout the COVID-19 public health emergency, FDA has issued guidance documents for clinical laboratories and commercial manufacturers setting forth the FDA’s current thinking and approach to the offering of tests for COVID-19.

When FDA grants emergency authorization to a product, the EUA may include certain conditions for use of that product. For example, the EUA may include conditions limiting who can distribute, administer, or use the product. Manufacturers may also be required to collect and report information regarding the safety and effectiveness of the product once it is available in the market and being used for the emergency.

We plan to offer COVID antibody tests using the Roche Elecsys Anti-SARS-CoV-2 assay that was granted an EUA for the qualitative detection of antibodies to SARS-CoV-2 in human serum and plasma and the Roche Elecsys Anti-SARS-CoV-2 S assay that was granted an EUA for the qualitative and semi-quantitative determination of antibodies to the SARS-CoV-2 spike protein. We have not applied for or obtained an EUA from the FDA for a COVID-19 assay, but can offer these antibody tests pursuant to the EUAs received by Roche. FDA has stated that laboratories that are performing testing using EUA-authorized test kits from commercial manufacturers need not notify FDA of or obtain an EUA from FDA for such testing. As an authorized laboratory, we must comply with the applicable regulatory requirements set forth in the EUA, including labeling requirements and reporting any significant deviations from the established performance characteristics of the product to FDA.

The EUAs are only in effect for the duration of the public health emergency as declared by the Secretary of the HHS. When the public health emergency is terminated, we will not be able to continue to offer the COVID-19 antibody tests unless we or Roche has sought clearance or approval for the assay and come into compliance with the QSR. We expect that HHS or FDA will institute a grace period or enforcement discretion period following termination of the public health emergency for products on the market subject to an EUA.

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

U.S. Healthcare Reform

In the United States, there have been a number of legislative and regulatory changes at the U.S. federal and state levels which seek to reduce healthcare costs and improve the quality of healthcare. For example, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or the ACA, became law. This law substantially changed the way health care is financed by both commercial payers and government payers, and significantly impacted our industry. Since 2016 there have been efforts to repeal all or part of the ACA. For example, the Tax Cuts and Jobs Act, among other things, removed penalties for not complying with the ACA’s individual mandate to carry health insurance. All or a portion of the ACA and related subsequent legislation may be modified, repealed or otherwise invalidated through judicial challenge, which could result in lower numbers of insured individuals, reduced coverage for insured individuals and adversely affect our business.

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

We currently lease several properties with an aggregate floor area of approximately 2,310 square meters in Shanghai, where we operate our primary research and development facilities. We also lease approximately 142 square meters of properties in Haikou, Hainan Province, primarily to operate our government-approved clinical laboratory. Our leases for these properties vary in duration from one to three years.

In the United States, we currently lease approximately 6,700 square feet of office space in Montgomery County, Pennsylvania as the premises for our new CLIA-registered laboratory and U.S. headquarters, which we moved into in the second quarter of 2020. This lease has a term of approximately ten years and we are entitled to early terminate the lease in approximately five years subject to certain conditions. We also currently lease approximately 1,040 square feet of office space in San Jose as the premises for our CAP-accredited laboratory. This lease will expire on April 30, 2021.

ITEM 4A.               UNRESOLVED STAFF COMMENTS

None.

ITEM 5.                        OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the historical consolidated financial statements of our company for the years ended December 31, 2018, 2019 and 2020, and related notes included elsewhere in this annual report on Form 20-F. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this annual report.

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

Regulatory Approvals for Our CDA Device by the NMPA

We are currently licensed to manufacture our CDA device and use it to perform our CDA-based tests at our own laboratories in China. To enlarge our total addressable market in China, in December 2018, we applied to the NMPA for a Class III medical device registration certificate for us to use our CDA device to assist in multi-cancer diagnosis. After we obtain this license, we will apply to update our medical device manufacture license to include the manufacture of Class III medical devices. With these licenses, we will be permitted to place our devices within Chinese hospitals’ laboratories to conduct commercial tests there or sell our devices to the hospitals for the purposes of assisting in physicians’ diagnosis of specified multiple cancers. We expect our revenues to grow substantially after our CDA devices are approved to access the Chinese hospital segment. However, it takes at least three years with significant R&D spending and regulatory approvals to obtain a Class III medical device registration certificate and the process is subject to regulatory and other uncertainties.

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

Cost Structure

Our results of operations are significantly affected by our cost structure. The largest component of our operating costs and expenses is staff costs, primarily related to our management as well as research and development, sales and marketing personnel. We have also incurred significant share-based compensation expenses to incentivize our directors, officers, employees and consultants, which were RMB7.9 million, RMB32.9 million and RMB17.8 million (US$2.7 million) in 2018, 2019 and 2020, respectively. In addition, we have made substantial investments in customer acquisition, research and development, and patent applications to support our future growth and expansion. As we conduct research studies in the U.S., we expect our research and development expenses to significantly increase. In addition, we expect to incur significant costs in research and development and regulatory approvals to obtain a Class III medical device registration certificate in the PRC. Once we receive this approval, we will incur significant external supplier costs for the manufacture of the devices.

Funding for Our Operations

We have funded our operations primarily through capital contributions from our initial public offering, our shareholders, short-term non-bank borrowings, convertible loans and loans from related parties. With the continuing expansion of our business, we will require further funding, possibly through public or private equity financings, debt financings, or other business arrangements. The availability and costs of funding could significantly impact our results of operations and financial position. Furthermore, debt financings could require us to agree to restrictive financial covenants, which could make it more difficult for us to achieve our goals.

Key Operating Data

We regularly review a number of operating metrics, including those set forth below, to evaluate our business, measure our performance and identify trends affecting our business.

The following table sets forth our key operating data for the periods indicated:

	For the year ended December 31,
	2018	2019	2020
Number of commercial CDA-based tests(1) completed	41,607	52,428	41,354
Number of CDA-based tests(1) for research purposes completed	4,873	6,121	1,892

Note:

(1)             Including our CDA tests and combination tests.

Key Components of Results of Operation

Revenues

We derive our revenues from two sources: (i) revenue from sales of cancer screening and detection tests (predominantly commercial CDA-based tests) and (ii) net revenue from sales of physical checkup packages.

The table below presents our revenues by type in absolute amount and as a percentage of our total revenues for the periods indicated.

	Year ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except %)
Cancer screening and detection tests	9,557	93.2	10,381	95.7	18,445	2,827	89.9
Physical checkup packages	693	6.8	464	4.3	2,064	316	10.1
Total revenues	10,250	100.0	10,845	100.0	20,509	3,143	100.0

Cancer Screening and Detection Tests

Our revenue from sales of cancer screening and detection tests consists predominantly of revenue from the sales of our commercial CDA-based tests. Our commercial CDA-based tests comprise our CDA tests and our combination tests, which combine our CDA test and, on an auxiliary basis, biomarker-based and ct-DNA-based cancer screening and detection tests performed either by us or by third-party clinical laboratories. We also recognize revenue from sales of commercial CDA-based tests that we provide as part of the physical checkup packages we sell. We expect that our revenue generated from our commercial CDA-based tests will increase as our business grows, including by providing additional tailored CDA-based tests to meet customer demand and exploring other sources of revenue related to our CDA test. We also expect to recognize additional revenue from commercial genomics tests as we devote more resources to marketing and sales of these tests.

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

Cost of Revenues

Our cost of revenues is related to our sales of cancer screening and detection tests, predominantly our commercial CDA-based tests and, to a lesser extent, our genomics and immunology tests. It mainly consists of staff costs, outsourced testing costs, blood sample taking costs, medical consumable costs, share-based compensation, and depreciation and amortization of our CDA devices. Staff costs mainly include salaries and employee benefit expenses of personnel engaged in laboratory testing functions. Outsourced testing cost represents our cost of engaging third-party clinical laboratories for their performance of auxiliary biomarker-based cancer screening and detection tests, which are included as part of our combination tests. Blood sample taking costs mainly include our cost of engaging third-party nursing service providers who collect blood samples on our behalf for our commercial CDA-based tests. We expect our cost of revenues to continue to grow as we increase the volume of our commercial CDA-based tests.

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

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Operating expenses:
Selling and marketing	9,827	13,633	19,674	3,015
Research and development	10,106	9,839	11,576	1,774
General and administrative	28,254	69,088	74,757	11,457
Impairment of long-term investments	—	1,320	1,430	219
Total	48,187	93,880	107,437	16,465

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

Impairment of Long-term Investments

Our long-term investments include equity method investments and equity investments without readily determinable fair values. An impairment loss is recognized in the consolidated statements of comprehensive loss equal to the amount by which the carrying value exceeds the fair value of the investment.

Non-operating Income and Expenses

Other Income (Expense), Net

Our net other income in 2018 primarily included government grants we received, including for 2018 the price that the government in Lishui, Zhejiang Province of China paid us for repurchase of a portion of a parcel of land that we did not utilize. Our net other expense in 2019 was primarily related to fair value loss as a result of the increase in value of the convertible loans that we borrowed from Jiaxing Zhijun Investment Management Co., Ltd. (“Zhijun”), offset in part by the government grants we received. Our net other income in 2020 primarily included government grants.

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

Dividends, interest, rent or royalties payable by our PRC subsidiaries to their non-PRC resident enterprise investors, and proceeds from any such non-resident enterprise investor’s disposition of assets (after deducting the net value of such assets) will be subject to withholding tax at a rate of 10%, unless the jurisdiction of incorporation of the respective non-PRC resident enterprise investor has a tax treaty or arrangements with the PRC that provides for a reduced withholding tax rate or an exemption from withholding tax. If our BVI holding company were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would also be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—Risk Factors—Risks Relating to Doing Business in China—Under the PRC Enterprise Income Tax Law, we may be classified as a PRC resident enterprise for PRC income tax purposes, which could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders, and have a material adverse effect on our results of operations and the value of your investment.” For the foreseeable future, we intend to invest all the undistributed earnings of our subsidiaries incorporated in the PRC and do not plan to have our PRC subsidiaries distribute any dividend. Therefore, no withholding tax is expected to be incurred.

United States

Our U.S. subsidiary, AnPac US, is subject to U.S. federal corporate income tax at a rate of 21% for the years ended December 31, 2018, 2019 and 2020. AnPac US is also subject to state income tax in California for the years ended December 31, 2018, 2019 and 2020.

Critical Accounting Policies and Estimates

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

Revenue Recognition

We derive our revenues principally from customers through our cancer screening and detection tests and physical checkup package services. Revenue is recognized when we satisfy the performance obligations in an amount of consideration to which we expect to be entitled to in exchange for those services. We evaluate the presentation of revenue on a gross or net basis based on whether we control the services provided to customers and are the principal (namely, on a gross basis), or we arrange for other parties to provide the service to the customers and are the agent (namely, on a net basis). We present value-added taxes as a reduction from revenues. Our revenues for the years ended December, 31, 2018, 2019 and 2020 were generated in the PRC.

Revenue from Cancer Screening and Detection Tests

Our revenue from cancer screening and detection tests is primarily generated through administration of the tests to our customer constituents. We offer CDA test and other cancer screening and detection technologies, such as biomarker-based tests, to our customers including corporations and life insurance companies. A contract exists when the master service agreement has been executed and the customer submits a service request, which is a placed order. Our contracts have a single performance obligation which is satisfied upon provision of the CDA-based test(s) and delivery of the CDA-based test result to the customer. We act as the principal as we control the CDA-based test(s) before it is transferred to the customer and record revenue on a gross basis at the point in time when the CDA-based test(s) result is delivered to the customer.

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

Contract balances

The payment terms and conditions within our contracts vary by the type of services and the customers.

Contract assets relate to our conditional right to consideration for completed performance obligations under the contract. Accounts receivable are recorded when the right to consideration becomes unconditional. We do not have contract assets for the years presented.

In instances where the timing of revenue recognition differs from the timing of invoicing, we have determined that our contracts generally do not include a significant financing component.

PRC Value-Added Taxes and surcharges

Starting from May 2016, our services are subject to 6% of Value-Added Taxes. We are subject to education surtax and urban maintenance and construction tax, on the services provided in the PRC.

Practical expedients

We have applied the following practical expedients:

(i) The transaction price allocated to the performance obligations that are unsatisfied, or partially unsatisfied has not been disclosed, as substantially all of our contracts have a duration of one year or less.

(ii) We recognize incremental costs to obtain a contract as expenses when incurred because the amortization period would be one year or less. These costs are recorded within sales and marketing expenses.

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

We have elected to recognize share-based compensation using the straight-line method for all share-based awards granted with graded vesting based on service conditions. We use the accelerated method for all awards granted with graded vesting. We account for forfeitures as they occur in accordance with ASU No. 2016-09, Compensation-Stock Compensation (Topic 718): Improvement to Employee Share-based Payment Accounting. With the assistance of an independent third-party valuation firm, we determined the fair value of the stock options granted to employees. The binomial option pricing model and the Black-Scholes Model were applied in determining the estimated fair value of the options granted to employees and non-employees.

Fair value of options

We use the binomial tree option pricing model to estimate the fair value of share options with the assistance of an independent third-party valuation firm. The assumptions used to value the share options granted to employees and nonemployee were as follows:

	For the year ended December 31,
	2018	2019	2020
Risk-free interest rate	2.46%-3.11%	1.55%-2.50%	0.55%-0.93%
Expected volatility range	62.14%-63.61%	60.37%-64.48%	49%-65%
Exercise multiple	2.5	2.5	2.5
Fair market value per ordinary share as at grant dates	US$9.46-9.61	US$9.61-9.80	US$1.74-$4.83

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

We also entered into a share purchase agreement in 2019 with CRS Holdings Inc., a company controlled by Dr. Chris Chang Yu, who has also served as the Chief Executive Officer since our inception. Pursuant to the share purchase agreement, CRS Holdings Inc. purchased 214,000 ordinary shares at a consideration of $3.27 per share. The offering price in the share purchase agreement with CRS Holdings Inc., which is below fair value, essentially represents compensation to Dr. Chris Chang Yu, for his past services to us.

The following table sets forth the amount of share-based compensation expense included in each of the relevant financial statement line items:

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	317	327	327	50
Selling and marketing expenses	2,871	5,393	1,113	170
Research and development expenses	1,958	2,534	3,534	542
General and administrative expenses	2,790	24,601	12,788	1,960
Total share-based compensation expenses	7,936	32,855	17,762	2,722

Fair value of financial instruments

We apply ASC 820, Fair Value Measurements and Disclosures, (“ASC 820”). ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

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

Our financial instruments include cash and cash equivalents, accounts receivables, accounts payable, other receivables, other payables and short-term debt. The carrying values of these financial instruments approximate their fair values due to their short-term maturities.

We elected the fair value option to account for its convertible loans. We engaged an independent valuation firm to perform the valuation. The fair value of the convertible loans as of December 31, 2019 and 2020 was RMB24.6 million and RMB2.2 million (US$342,000) calculated using the binomial tree model. The convertible loans are classified as level 3 instruments as the valuation was determined based on unobservable inputs which are supported by little or no market activity and reflect our own assumptions in measuring fair value. Significant estimates used in developing the fair value of the convertible loans include time to maturity, risk-free interest rate, straight debt discount rate, probability to convert and expected timing of conversion.

Prior to the adoption of ASU 2016-01 on January 1, 2019, fair value changes relating to our own credit risks of the convertible bonds accounted for under fair value option were recognized together with the total changes in fair value in the consolidated statement of comprehensive loss. After the adoption of ASU 2016-01, such fair value changes related to our own credit risks are recognized separately in accumulated other comprehensive loss.

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

	Year ended December 31,
	2018		2019		2020
	RMB	% of Revenues	RMB	% of Revenues	RMB	US$	% of Revenues
	(in thousands, except %)
Revenues:
Cancer screening and detection tests	9,557	93.2	10,381	95.7	18,445	2,827	89.9
Physical checkup packages, net	693	6.8	464	4.3	2,064	316	10.1
Total revenues	10,250	100.0	10,845	100.0	20,509	3,143	100.0
Cost of revenues, cancer screening	(5,672)	(55.3)	(6,047)	(55.8)	(7,628)	(1,169)	(37.2)
Gross profit	4,578	44.7	4,798	44.2	12,881	1,974	62.8
Operating expenses:
Selling and marketing	(9,827)	(95.9)	(13,633)	(125.7)	(19,674)	(3,015)	(95.9)
Research and development	(10,106)	(98.6)	(9,839)	(90.7)	(11,576)	(1,774)	(56.4)
General and administrative	(28,254)	(275.6)	(69,088)	(637.0)	(74,757)	(11,457)	(364.5)
Impairment of long-term investments	—	—	(1,320)	(12.2)	(1,430)	(219)	(7.0)
Loss from operations	(43,609)	(425.5)	(89,082)	(821.4)	(94,556)	(14,491)	(461.0)
Non-operating income and expenses:
Interest expense, net	(925)	(9.0)	(2,609)	(24.1)	(1,143)	(175)	(5.6)
Foreign exchange loss, net	(2,776)	(27.1)	(3,219)	(29.7)	(667)	(102)	(3.3)
Share of net (loss) gain in equity method investments	(441)	(4.3)	190	1.7	(13)	(2)	(0.1)
Other income (expense), net	6,040	58.9	(1,823)	(16.8)	9,096	1,394	44.4
Change in fair value of convertible debt and settlement gain	(784)	(7.6)	(5,296)	(48.8)	6,630	1,016	32.3
Loss before income taxes	(42,495)	(414.6)	(101,839)	(939.1)	(80,653)	(12,360)	(393.3)
Income tax benefit	199	1.9	218	2.0	88	13	0.4
Net loss	(42,296)	(412.6)	(101,621)	(937.0)	(80,565)	(12,347)	(392.4)

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Revenues

Our total revenues increased by 89.1% to RMB20.5 million (US$3.1 million) for 2020 from RMB10.8 million for 2019, primarily due to a significant increase in our revenue from sales of cancer screening and detection tests.

Our revenue generated from sales of cancer screening and detection tests increased by 77.7% to RMB18.4 million (US$2.8 million) for 2020 from RMB10.4 million for 2019, primarily due to higher test prices charged in 2020. Although we completed approximately 41,354 CDA-based tests in 2020 compared to 52,428 CDA-based tests completed in 2019, our average individual CDA-based test price in 2020 was RMB446 (US$68.4), which increased by 125.3% from RMB198 in 2019. This was primarily because we offered our customers more comprehensive multi-cancer detection tests for which we were able to charge higher test prices.

Our net revenue generated from sales of physical checkup packages increased substantially to RMB2.1 million (US$316,000) for 2020 from RMB464,000 for 2019, primarily due to an increase in the volume of physical checkup packages that we completed in 2020.

Cost of Revenues

Our cost of revenues increased by 26.1% to RMB7.6 million (US$1.2 million) for 2020 from RMB6.0 million for 2019, primarily attributable to more comprehensive multi-cancer detection tests performed, which resulted in increased costs related to testing materials, outsourced biomarker-based tests, blood sample taking and medical consumables. The increase in our cost of revenues was also attributable to an increase in depreciation expense, as we put more CDA devices into use to meet the increased demand for our CDA-based tests.

Gross Profit

Our gross profit more than doubled to RMB12.9 million (US$2.0 million) for 2020 from RMB4.8 million for 2019 , which was in line with the significant increase in our revenue from 2019 to 2020 primarily due to higher test prices we charged for the comprehensive CDA-based tests and physical checkup tests performed. Our gross margin increased to 62.8% for 2020 from 44.2% for 2019.

Operating Expenses

Selling and marketing expenses

Our selling and marketing expenses increased by 44.3% to RMB19.7 million (US$3.0 million) for 2020 from RMB13.6 million for 2019, primarily due to higher marketing expenses as we increased marketing efforts, partially offset by the lower share-based compensation as we granted less options to our marketing and sales personnel.

Research and development expenses

Our research and development expenses increased by 17.7% to RMB11.6 million (US$1.8 million) for 2020 from RMB9.8 million for 2019, primarily because we conducted more research and development activities. This increase was also attributable to an increase in our research and development related depreciation expenses and higher staff costs and share-based compensation for our research and development personnel.

General and administrative expenses

Our general and administrative expenses increased by 8.2% to RMB74.8 million (US$11.5 million) for 2020 from RMB69.1 million for 2019, primarily due to increased listing-related professional fees as well as increased staff compensation incurred in 2020, offset in part by a decrease in share-based compensation.

Impairment of long-term investments

Our impairment of long-term investments increased by 8.3% to RMB1.4 million (US$219,000) for 2020 from RMB1.3 million for 2019, primarily because our investment in Jiangsu Anpac was impaired to zero, we expected the investment of Jiangsu Anpac would not generate any future income.

Non-operating Income and Expenses

Interest expense, net

Our net interest expense decreased significantly to RMB1.1 million (US$175,000) for 2020 from RMB2.6 million for 2019, primarily due to a decrease in our borrowings in 2020.

Other income (expense), net

We recognized net other expense of RMB1.8 million for 2019, which turned into net other income of RMB9.1 million (US$1.4 million) for 2020, primarily due to a government subsidy of RMB7.5 million granted in 2020, which was granted to us as general incentives for our business development.

Change in fair value of convertible debt and settlement gain

We elected to recognize the convertible debt at fair value. For the years ended December 31, 2018 and 2019, we recognized an unrealized loss of RMB784,000 and RMB5.3 million, respectively, due to changes in fair value of our convertible debt borrowed from Zhijun, respectively. For the year ended December 31, 2020, we fully repaid the convertible debt with Zhijun and recognized a settlement gain of RMB7.2 million ($1.1 million). In addition, we recognized an unrealized loss of RMB532,000 (US$82,000) from new convertible debt borrowed from EMA Financial, LLC due to a change in its fair value in 2020.

Net Loss

As a result of the foregoing, our loss for the year was RMB80.6 million (US$12.3 million) for 2020, compared to RMB101.6 million for 2019.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Revenues

Our revenues increased by 5.8% to RMB10.8 million for 2019 from RMB10.3 million for 2018, due to an increase in our revenue from sales of cancer screening and detection tests, partially offset by a decrease in our net revenue from sales of physical checkup packages.

Our revenue generated from sales of cancer screening and detection tests increased by 8.6% to RMB10.4 million for 2019 from RMB9.6 million for 2018, due to an increase in the sales volume of our CDA-based tests, which was partially offset by a decrease in the average selling price of our CDA-based tests as we offered greater discounts to certain customers as a marketing strategy.

Our net revenue generated from sales of physical checkup packages decreased by 33.0% to RMB464,000 for 2019 from RMB693,000 for 2018, primarily due to a substantial increase in the volume of physical checkup packages that we sold to a sales agent at prices lower than our costs as part of our customer acquisition strategy.

Cost of Revenues

Our cost of revenues increased by 6.6% to RMB6.0 million for 2019 from RMB5.7 million for 2018. The increase was primarily attributable to our increased sales volume of CDA-based tests, which resulted in an increase in the testing cost for outsourced biomarker-based tests as well as increases in blood sample taking costs and medical consumables costs. The increase in our cost of revenues was also attributable to an increase in depreciation expense, as we put more CDA devices into use to meet the increased demand for our CDA-based tests.

Gross Profit

Our gross profit was RMB4.6 million and RMB4.8 million for 2018 and 2019, respectively. Our gross margin decreased slightly to 44.2% for 2019 from 44.7% for 2018.

Operating Expenses

Selling and marketing expenses

Our selling and marketing expenses increased by 38.7% to RMB13.6 million for 2019 from RMB9.8 million for 2018, primarily due to (i) higher share-based compensation as we granted more options to our marketing and sales personnel, and (ii) higher marketing expenses as we increased our marketing efforts.

Research and development expenses

Our research and development expenses decreased by 2.6% to RMB9.8 million for 2019 from RMB10.1 million for 2018, primarily because we conducted less research and development activities under one of our research projects, as we came closer to the completion of the project, in 2019 compared to 2018. The decrease in our research and development expenses was also attributable to a decrease in our research and development related depreciation expenses. These factors were partially offset by higher staff costs and share-based compensation for our research and development personnel.

General and administrative expenses

Our general and administrative expenses increased significantly to RMB69.1 million for 2019 from RMB28.3 million for 2018, primarily due to (i) higher share-based compensation to personnel engaged in general and administrative functions, and (ii) higher professional service fees, primarily related to our initial public offering.

Non-operating Income and Expenses

Interest expenses, net

Our net interest expense increased significantly to RMB2.6 million for 2019 from RMB925,000 for 2018, primarily due to an increase in average borrowings.

Other oncome (expense), net

We recognized net other income of RMB6.0 million for 2018, which turned into net other expense of RMB1.8 million for 2019, primarily due to an increase in fair value loss as a result of the increase in value of the convertible loans that we borrowed from Zhijun.

Change in fair value of convertible debt and settlement gain

We recognized an unrealized loss of RMB784,000 in 2018 and RMB5.3 million in 2019 due to changes in fair value of convertible debt with Zhijun.

Net Loss

As a result of the foregoing, our loss for the year was RMB101.6 million for 2019, compared to RMB42.3 million for 2018.

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

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Net loss	(42,296)	(101,621)	(80,565)	(12,347)
Add:
Share-based compensation expenses	7,936	32,855	17,762	2,722
Adjusted net loss	(34,360)	(68,766)	(62,803)	(9,625)

Recent Accounting Pronouncements

A list of recent relevant accounting pronouncements is included in Note 2 “Summary of Principal Accounting Policies” of our Consolidated Financial Statements.

Inflation

Since our inception, inflation has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent change in the consumer price index was 1.9% for December 2018, 4.5% for December 2019 and 0.3% for December 2020. Although we have not been materially affected by inflation, we may be affected if China experiences higher rates of inflation in the future.

B.            Liquidity and Capital Resources

Our principal sources of liquidity have been cash generated from financing and operating activities. Management expects continuous capital financing through debt or equity issuance to support its working capital. As of December 31, 2020, our short-term debt included (i) convertible loans of RMB2.2 million (US$342,000) we borrowed from EMA Financial, LLC. in 2020, and (ii) short-term borrowings of RMB6.0 million (US$920,000). Subsequently we have completed the following capital raising transactions:

(i)            On February 5, 2021, we closed the issuance of convertible debentures in the aggregate principal of US$2,000,000 at a purchase price of US$1,700,000 pursuant to Regulation S under the Securities Act to certain non-U.S. investors. After deducting the original issue discount and offering expenses, the net proceeds will be used for general corporate purposes. The debentures will mature in twelve months on February 4, 2022 and carries an interest rate of 0% per year, which interest rate shall increase to an annual of 15% per year for any such day that the Closing Bid Price is below the Floor Price (means $1.00 per share). See “Item 3.D Risk Factors—Risks Related to Our Business — Substantial future sales or perceived potential sales of ADSs or ordinary shares, including upon the exercise of vested options and conversion of convertible securities, in the public market could cause the price of ADSs to decline” for more information on these debentures.

(ii)           On February 5, 2021, we entered into a placement agent agreement with Univest Securities, LLC for potential fundraising around US$15 million. Under the agreement, our engagement of Univest Securities, LLC is exclusive and the engagement is terminable by either party after six months from the date of the agreement. The placement agent’s obligations under this agreement are on a reasonable best efforts only. Any sale of securities by us to any purchaser will be evidenced by a separate securities purchase agreement between us and the purchaser.

(iii)          On February 21, 2021, we entered into a share subscription agreement with a Chinese investor (the “Investor”), under which we would issue, and the Investor would acquire, a number of Class A ordinary shares for a consideration of RMB12 million at a purchase price of US$4.8 per share. We issued 387,597 Class A ordinary shares to the Investor on February 24, 2021 according to the subscription agreement at an exchange rate of RMB6.45 to US$1.00. We received the consideration in full, net of expenses, on March 18, 2021. We paid agency finder’s fee in the form of 19,174 Class A ordinary shares to a Chinese consultant on March 22, 2021 in connection with this transaction.

(iv)          On April 5, 2021, we entered into a letter of investment intent with Shanghai Shidi Investment Management Center (LLP) (“Shidi”). Pursuant to this letter, Shidi will enter into an investment agreement with us by May 5, 2021, under which it will subscribe to a number of shares in our company for total consideration of US$3 million (or RMB equivalent) at a price that is 80% of the average closing price for the twenty trading days immediately before the effective date of the investment agreement.  Shidi is an affiliate of one of our existing shareholders, who is positive on our future business development and willing to support our working capital shortfall.

(v)           On April 12, 2021, we entered into a letter of investment intent with Zhijun Sihang Holdings Limited. Pursuant to this letter, Zhijun Sihang Holdings Limited will enter into an investment agreement with us by May 12, 2021, under which it will subscribe to a number of shares in our company for total consideration of US$3 million (or RMB equivalent) at a price that is 80% of the average closing price for the twenty trading days immediately before the effective date of the investment agreement.  Zhijun Sihang Holdings Limited is one of our existing shareholders, who is positive on our future business development and willing to support our working capital shortfall.

We believe that the current cash and cash equivalents, together with the financing received subsequent to year end will be sufficient to meet the our anticipated cash needs, including its cash needs for working capital and capital expenditures, for at least the next 12 months from the consolidated financial statement filing date.

We intend to finance our future working capital requirements and capital expenditures from cash generated from funds raised from financing activities until operating activities generate positive cash flows, if ever. We may, however, also require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet its requirements, we may seek to issue debt or equity securities or obtain additional credit facilities. Financing may be unavailable in the amounts it needs or on terms acceptable to us, if at all. Issuance of additional equity securities or equity-linked securities, including convertible debt securities, would dilute its earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict its operations and its ability to pay dividends to our shareholders.

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

The following table sets forth selected cash flow statement information for the periods indicated:

	Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(31,147)	(48,600)	(58,967)	(9,035)
Net cash used in investing activities	(2,680)	(3,461)	(2,482)	(380)
Net cash provided by financing activities	36,271	46,108	60,924	9,339
Effect of exchange rate changes on cash and cash equivalents	(969)	(809)	(2,584)	(401)
Net increase (decrease) in cash, cash equivalents	1,475	(6,762)	(3,109)	(477)
Cash and cash equivalents at the beginning of the year	11,412	12,887	6,125	939
Cash and cash equivalents at the end of the year	12,887	6,125	3,016	462

Operating Activities

Net cash used in operating activities for 2020 was RMB59.0 million (US$9.0 million), which was primarily attributable to our net loss of RMB80.1 million (US$12.3 million) for the same year, as adjusted to add back share-based compensation of RMB17.8 million (US$2.7 million) and to deduct gain on settlement of convertible loan of RMB7.2 million (US$1.1 million). Our increase in net operating assets and liabilities of RMB2.0 million (US$0.3 million) was primarily due to (i) an RMB6.8 million (US$1.0 million) increase in accrued expenses and other current liabilities as a result of the increased accrued service costs and consulting fees and (ii) an increase of RMB4.8 million (US$743,000) in other current assets, partially offset by a RMB7.3 million (US$1.1 million) decrease in accounts receivable and an RMB4.8 million (US$732,000) increase in advance to suppliers in line with higher revenue generated in 2020.

Net cash used in operating activities for 2019 was RMB48.6 million, which was primarily attributable to our net loss of RMB101.6 million for the same year, as adjusted to add back share-based compensation of RMB32.9 million, fair value loss on convertible loans of RMB5.3 million, and foreign exchange loss of RMB4.1 million before changes in operating assets and liabilities. Our increase in net operating liabilities of RMB6.4 million was primarily due to an RMB8.2 million increase in accrued expenses and other current liabilities, partially offset by an RMB2.9 million increase in other current assets and an RMB1.9 million decrease in advance from customers.

Net cash used in operating activities for 2018 was RMB31.1 million, which was primarily attributable to our net loss of RMB42.3 million for the same year, as adjusted to deduct gains on disposal of land use right of RMB5.0 million and a foreign exchange loss of RMB2.5 million and to add back share-based compensation of RMB7.9 million and depreciation and amortization of RMB3.1 million before changes in operating assets and liabilities. Our increase in net operating liabilities of RMB874,000 was primarily due to an RMB2.3 million increase in advances from customers, primarily related to our CDA-based tests, and an RMB1.4 million increase in accrued expenses and other current liabilities. These factors were partially offset by an RMB1.6 million increase in advances to suppliers and an RMB1.1 million increase in accounts receivable.

Investing Activities

Net cash used in investing activities for 2020 was RMB2.5 million (US$380,000), which was primarily attributable to our purchase of property and equipment of RMB2.5 million (US$378,000).

Net cash used in investing activities for 2019 was RMB3.5 million, which was primarily attributable to our purchase of property and equipment of RMB2.8 million.

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

Financing Activities

Net cash provided by financing activities for 2020 was RMB60.9 million (US$9.3 million), which was primarily attributable to (i) proceeds from issuance of ordinary shares of RMB110.7 million (US$17.0 million), partially offset by our payment for IPO-related expenses of RMB25.6 million (US$3.9 million), and (ii) proceeds from short-term borrowings of RMB13.8 million (US$2.1 million), partially offset by payment for short-term borrowings of RMB20.0 million (US$3.1 million) and repayment of convertible loans of RMB17.3 million (US$2.6 million).

Net cash provided by financing activities for 2019 was RMB46.1 million, which was primarily attributable to (i) proceeds from issuance of ordinary shares of RMB47.6 million, and (ii) proceeds from short-term borrowings of RMB24.3 million, partially offset by our payment for short-term borrowings of RMB18.3 million.

Net cash provided by financing activities for 2018 was RMB36.3 million, which was primarily attributable to (i) advances from Jiaxing Zhijun Sihang Investment Partnership Enterprises (Limited Partnership), or Zhijun Sihang, of RMB25.0 million to one of our PRC subsidiaries in 2018, which constituted a step in the process of Zhijun Sihang making equity contributions of these funds in our company, and (ii) proceeds from short-term borrowings from Zhijun and a non-bank institution of RMB26.6 million, partially offset by payment for short-term borrowings from a non-bank institution of RMB14.7 million.

Capital Expenditures

Our capital expenditures were RMB2.8 million, RMB3.2 million and RMB2.5 million (US$0.4 million) for the years ended December 31, 2018, 2019 and 2020, respectively. In these periods, these capital expenditures included the purchases of property and equipment and intangible assets. We will continue to make capital expenditures to meet the needs of our business’ expected growth.

C.                                    Research and Development, Patents and Licenses, Etc.

See “Item 4. Information on the Company—B. Business Overview—Research and Development.” See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.                                    Trend Information

Market Trends

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year ended December 31, 2020 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

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

F.                                     Tabular Disclosure of Contractual Obligations

Our contractual obligations include our operating lease commitments related to our business premises. The table below sets forth our contractual obligations for the as of December 31, 2020.

	For the year ending December 31,
	Total	2021	2022	2023	2024	2025 and thereafter
	(RMB in thousands)
Operating lease obligations	27,389	1,838	1,432	2,717	2,739	18,663

G.                                   Safe Harbor

See “Forward-Looking Statements” in this annual report.

ITEM 6.                        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                    Directors and Executive Officers

The following table sets forth information regarding our directors and executive as of the date of this annual report.

Name	Age	Position/Title
Chris Chang Yu	63	Founder, chairman of the board of directors and chief executive officer
Feng Guo	41	Director
Lin Yu	61	Director
Pu Xing	54	Independent director
Ren Luo	63	Independent director
Jianhua Shao	61	Independent director
Sarah Yu	32	Director
Edwards Jinqiu Tang	38	Chief financial officer
He Yu	64	Chief medical officer
Xuedong Du	41	Vice president in charge of R&D
Weidong Dai	60	China president

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

Mr. Pu Xing has served as our independent director since September 2019. Mr. Pu Xing has also served as the head of the compliance and risk management department at Shenzhen Qianhai Kekong Lingdingyang Venture Capital Co., Ltd. since April 2019. Before that, he served as the managing partner at Shanghai Jiyun Investment Management Co., Ltd. from April 2017 to February 2019,  an executive vice president and CFO at BesTv New Media Co., Ltd. (a subsidiary of a Shanghai Stock Exchange listed company) from January 2014 to March 2017 and deputy director of the State-owned Assets Supervision and Administration Commission of Shanghai Pudong New Area from March 2013 to February 2014. He also served as vice president and deputy director of the board’s strategic decision-making and investment committee at Shanghai Shengrong Investment Co., Ltd. (now known as Shanghai Guosheng Group) from December 2008 to February 2013, vice general manager at Shanghai Guosheng Group Investment Co., Ltd. from December 2010 to January 2013, executive general manager and executive deputy director at Shanghai Corporate Pavilion from January 2008 to December 2010, special assistant to the president at Shanghai Shengrong Investment Co., Ltd. from July 2008 to November 2008, and vice chairman of SiTV from October 2005 to January 2008. In addition, he served as deputy chief economist from January 2002 to June 2008 and special assistant to the president from October 1999 to January 2002 at Shanghai Automotive Industry (Group) Corporation (a Shanghai Stock Exchange listed company). Previously, he served as an analyst at Lehman Brothers from January 1997 to September 1999 and financial manager at Northeimer Engineering from January 1994 to December 1996. He has been a Special Auditor of Shanghai Audit Bureau since January 2011. Mr. Xing received his bachelor’s degree in economics from Fudan University in 1990, MBA degree in economics and finance from West Chester University in 1993 and master’s degree in accounting from Widener University in 1996.

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

Mr. Jianhua Shao was as our independent director and a member of compensation committee since November 2020. Prior to joining us, Mr. Shao has served as a professor of biophysics at Shanghai University of Traditional Chinese Medicine (the “SHUTCM”) since 2012. Before that he successively served as an associate professor from 2003 to 2012 and a lecturer from 1987 to 1992 at SHUTCM. Professor Shao currently serves as the director of the Office of Mathematics and Sciences Teaching and Research at SHUTCM. He is also a member of the council of the Society of Chinese Medical Mathematics and the chief of the Committee of the Society of Chinese Biomedical Engineering (Traditional Chinese Medicine Physics and Engineering). Mr. Shao also serves as the general manager of the project department of SHUTCM Asset Management Company Limited and a director of Shanghai Mingxu Health Management Consulting Co., Ltd. He served as the general manager of Shanghai Traditional Chinese Medicine Technology Co., Ltd. from 2006 to September 2020. Professor Shao has done research and published in the field of biophysics relating to blood vessels, blood fluid dynamics, and the heart. Professor Shao received his bachelor’s degree in physics from Shanghai Normal University in 1982 and his master’s degree in science from the University of the Ryukyus in Japan in 1998.

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

Mr. Edwards Jinqiu Tang has served as our chief financial officer since June 2020 and before that he served as our corporate controller beginning from October 2019. Prior to joining our company, Mr. Tang served as a global internal auditor at Natuzzi S.p.A (Italy) from 2016 to 2019. Previously, he worked for Beijing Dongshen CPAs from 2013 to 2016 and Shanghai De’an CPAs from 2011 to 2013, where he provided external audit, finance and tax advisory services across different industries and sectors. He has been a Certified Public Accountant in Australia since 2019 and a Forensic Certified Public Accountant in the U.S. since 2020. Mr. Tang received his bachelor’s degree in accounting from Charles Sturt University in Australia in 2007, MBA from Charles Sturt University in Australia in 2009 and his bachelor’s degree in law from Southwest University of Science and Technology in China in 2017.

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

Mr. Xuedong Du has served as our vice president in charge of research and development since April 2011. Prior to joining us, Mr. Du successively served as an engineer, senior engineer, chief engineer and manager at SMIC International IC Manufacturing (Shanghai) Co., Ltd. (a subsidiary of a U.S. listed company) from 2001 to 2010. He has extensive experience in product innovation and research and development. He has participated in more than ten provincial talent projects in relation to municipal science and technology. He is the first or principal inventor of more than 100 Chinese and international patent applications (primarily on medical devices), among which 81 patents have been granted. He has published approximately 20 papers in professional journals and academic conferences. Mr. Du received his bachelor’s degree in physical electronics technology from Fudan University in 2001 and his master’s degree in electronics and communications engineering from Fudan University in 2009.

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

B.                                    Compensation

For the year ended December 31, 2020, we paid an aggregate of approximately RMB2.6 million (US$0.4 million) in cash to our executive officers and directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

2019 Share Incentive Plan

On October 31, 2019, our board of directors and shareholders approved our 2019 Plan, to encourage our employees, officers, directors and consultants to continue contributing to our success. The maximum number of ordinary shares that may be issued under the 2019 Plan is 1,105,300 ordinary shares. As of the date of this annual report, options and restricted share units to purchase 649,000 Class A ordinary shares, par value $0.01 each, of our company had been granted and were outstanding under this 2019 Plan, excluding awards that had been exercised, forfeited or cancelled after the relevant grant dates. The following paragraphs describe the principal terms of the 2019 Plan:

Type of Awards. The 2019 Plan permits the awards of options and other awards (such as restricted shares and restricted share units) that the plan administrator decides.

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

2010 Share Incentive Plan

On February 1, 2010, our shareholders and board of directors authorized the chairman of the board to grant options under a share incentive plan, or the 2010 Plan, to our eligible employees, directors, officers and consultants to purchase not exceeding 1,190,000 ordinary shares of our company by July 1, 2017. On October 19, 2015, our shareholders and board of directors resolved to increase the authorized number of shares underlying the options under the 2010 Plan to 1,866,600 ordinary shares of our company by July 1, 2017. On July 1, 2017, in order to provide additional incentives to attract and retain key employees, directors, officers and consultants of outstanding ability and to motivate them to exert their best efforts, our shareholders and board of directors further resolved to grant additional options under the 2010 Plan, resulting in a total of options to purchase up to 2,726,600 shares of our company by December 31, 2019. As of the date of this annual report, options to purchase 1,393,400 Class A ordinary shares, par value $0.01 each, of our company had been granted and were outstanding under this 2010 Plan, excluding options that had been exercised, forfeited or cancelled after the relevant grant dates. The following paragraphs describe the principal terms of this plan:

Type of Awards. The 2010 Plan only permits the awards of options.

Plan Administration. Our shareholders have authorized the chairman of our board of directors to administer the 2010 Plan. The chairman of the board may determine the grant date, number of options to be granted, participants of the 2010 Plan, vesting conditions, exercise price and other terms and conditions of the options.

Award Agreement. Options granted under the 2010 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each option award.

Eligibility. Persons eligible to participate in this plan include our employees, directors, officers and consultants.

Vesting Schedule. The plan administrator determines the vesting schedule. Subject to the terms of the relevant award agreements, the options will vest each year in a four-year schedule for our employees, directors and officers, or based on milestones of performance of the consultants.

Term and termination. The term of each option shall be ten years from the date of grant of the option. Notwithstanding the foregoing, we may forfeit all or part the options granted to a participant under the certain circumstances.

The following table summarizes, as of the date of this annual report, the awards granted to our directors and executive officers and other individuals as authorized by our board of directors under our 2010 Plan and 2019 Plan, excluding awards that were forfeited or canceled after the relevant grant dates and retrospectively reflecting the effectiveness of a share subdivision of each ordinary share of par value of US$1.00 into 100 ordinary shares of par value of US$0.01 each, which became effective on November 12, 2019.

Name	Number of Shares*	Exercise Price ($/Share)	Date of Grant	Date of Expiration
Chris Chang Yu	250,000	US$3.77	February 1, 2021	February 1, 2031
Ren Luo	*	US$0.0005	October 28, 2010	October 28, 2020
Weidong Dai	330,000	Zero to US$0.0001	August 1, 2014 and April 1, 2015	August 1, 2024 and April 1, 2025
Xuedong Du	488,600	Zero to US$0.0005	September 6, 2010 - January 1, 2018	September 6, 2020 - January 1, 2028
Edwards Jinqiu Tang	*	US$3.77 to US$7.55	September 21, 2020	September 21, 2030
Other individuals as a group	1,895,033	Zero to US$12	August 1, 2010 - April 30, 2021	August 1, 2020 - April 30, 2031

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

Audit Committee. Our audit committee consists of Mr. Pu Xing and Mr. Ren Luo.  Mr. Pu Xing is the chairman of our audit committee. We have determined that Mr. Pu Xing and Mr. Ren Luo satisfy the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of The NASDAQ Stock Market and Rule 10A-3 under the Exchange Act, as amended. We have determined that Mr. Pu Xing qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Mr. Ren Luo, Mr. Jianhua Shao and Dr. Chris Chang Yu. Mr. Ren Luo is the chairman of our compensation committee. We have determined that Mr. Ren Luo and Mr. Jianhua Shao satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of The NASDAQ Stock Market. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

D.                                    Employees

As of December 31, 2020, we had 86 full-time employees, including seven in the United States and the remainder in China. The following table sets forth the numbers of our employees categorized by function as of December 31, 2020.

Function	Number of Employees
Research and development	20
Laboratory technicians and manufacturing personnel	16
Sales and marketing	15
Logistics and customer support and service	5
General and administration	30
Total	86

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

E.                                    Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of March 31, 2021 by:

•                  each of our directors and executive officers; and

•                  each person known to us to own beneficially more than 5% of our total outstanding ordinary shares.

The calculations in the table below are based on 12,656,306 ordinary shares (including 9,793,206 Class A ordinary shares and 2,863,100 Class B ordinary shares) outstanding as of the date of this annual report, excluding 2,445,358 Class A ordinary shares reserved for potential conversion of convertible debentures.

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

	Class A Ordinary Shares	Class B Ordinary Shares	% of total ordinary shares on an as-converted basis***	% of aggregate voting power†
Directors and Executive Officers**:
Chris Chang Yu(1)	417,100	2,263,900	21.2%	60.0%
Feng Guo(2)	606,700	247,900	6.8%	8.0%
Lin Yu	—	—	—	—
Pu Xing	*	—	*	*
Ren Luo	*	—	*	*
Jianhua Shao	—	—	—	—
Sarah Yu	—	—	—	—
Edwards Jinqiu Tang	—	—	—	—
He Yu(3)	1,212,700	—	9.6%	3.2%
Xuedong Du(4)	465,000	—	3.6%	1.2%
Weidong Dai(5)	330,000	—	2.6%	0.9%
All Directors and Executive Officers as a Group	3,090,400	2,511,800	43.2%	73.4%
Principal Shareholders:
CRS Holdings Inc.(6)	402,100	2,263,900	21.1%	60.0%
He Yu(3)	1,212,700	—	9.6%	3.2%
Zhangjiang GU KE Company Limited(7)	859,200	351,300	9.6%	11.4%
Zhijun Sihang Holdings Limited(2)	606,700	247,900	6.8%	8.0%

Notes:

*                 Less than 1% of our total outstanding ordinary shares.

**          Except as indicated otherwise below, the business address of our directors and executive officers is 801 Bixing Street, Bihu County, Lishui, Zhejiang Province 323006, People’s Republic of China.

***   For each person or group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of an option, restricted share unit or other right within 60 days after March 31, 2021.

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

(1)         Represents (i) 2,263,900 Class B ordinary shares and 402,100 Class A ordinary shares held by CRS Holdings Inc., a British Virgin Islands company, which is wholly owned by Dr. Chris Chang Yu and (ii) 15,000 Class A ordinary shares issuable upon exercise of options held by the spouse of Dr. Chris Chang Yu. The registered address of CRS Holdings Inc. is Trinity Chambers, P. O. Box 4301, Road Town, Tortola, British Virgin Islands.

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

(3)         Represents 1,212,700 Class A ordinary shares held by Dr. He Yu.

(4)         Represents (i) 176,400 Class A ordinary shares held by YuLin Bio-medical Science Co., Ltd. and (ii) 288,600 Class A ordinary shares issuable upon exercise of options held by Mr. Xuedong Du. YuLin Bio-medical Science Co., Ltd. is owned by certain individuals, with none of them holding a controlling interest in YuLin Bio-medical Science Co., Ltd. The registered address of YuLin Bio-medical Science Co., Ltd. is Aequitas International Management Ltd., Grand Pavilion Commercial Centre, Suite 24, 802 West Bay Road, P.O. Box 10281, Grand Cayman KY1-1003, Cayman Islands.

(5)         Represents 330,000 Class A ordinary shares held by Mr. Weidong Dai.

(6)         Represents 402,100 Class A ordinary shares and 2,263,900 Class B ordinary shares held by CRS Holdings Inc. CRS Holdings Inc., a British Virgin Islands company,  is wholly owned by Dr. Chris Chang Yu, and its registered address is Trinity Chambers, P. O. Box 4301, Road Town, Tortola, British Virgin Islands.

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

As of the date of this annual report, to our knowledge, 7,182,791 Class A ordinary shares were held by one record holder, which is the depositary of our ADS program. In addition, we have seven record holders in the United States of Class A our ordinary shares, who held approximately 18.7% of our total outstanding ordinary shares as of March 31, 2021. As of March 31, 2021, none of our Class B ordinary shares were held by U.S. record holders. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation.”

Private Placements

Zhijun Sihang provided an advance of RMB25.0 million (US$3.5 million) to one of our PRC subsidiaries in 2018. Zhijun Sihang has made the equity contribution of close to half of these funds in our company.

Convertible Loan Agreements

In 2018, we borrowed from Zhijun a total of US$2.5 million in one-year term loans convertible into our ordinary shares. These loans and the accrued interest expenses amounted to RMB18.0 million and RMB824,000, respectively, as of December 31, 2018. These loans bore interest at 9% per annum. The conversion price would be determined based on the then outstanding principal amount of the loans and an RMB488 million assumed equity value of the Company before granting of the loans in 2018. The convertible loans were convertible into our Class A ordinary shares at the election of Zhijun in whole or in part prior to maturity subject to certain conditions. Zhijun did not convert the loans into our Class A ordinary shares, and we repaid the loans to Zhijun in full in June 2020. We recognized an interest expense of US$35,000 related to these loans in 2020.

Loans From CRS Holdings Inc.

CRS Holdings Inc., wholly owned by our founder and chairman, Dr. Chris Chang Yu, provided loans of RMB2.1 million (US$317,000) to us in 2020. We repaid to CRS Holdings Inc. RMB1.5 million (US$230,000) in 2020. These loans were interest-free, unsecured and repayable on demand.

In February 2021, CRS Holdings Inc. converted RMB4.5 million (US$0.69 million) of loans to us, plus interest at the rate of 8%, into 152,100 Class A ordinary shares of our company.

Sales Agreements and Consultancy Agreement with Investee Companies

We have in the ordinary course of our business engaged certain of our investee companies, including AnPac Beijing Health Management Co., Ltd., Jiangsu Anpac and Anpai (Shanghai) Health Management Consulting Co., Ltd., as sales agents for our CDA-based tests. In 2020, we incurred a consultancy fee of RMB898,000 (US$138,000) to AnPac Beijing Health Management Co., Ltd. for its marketing services to us; and we recognized a rent from Shanghai Muqing Industrial of RMB443,000 (US$68,000).

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

This summary is not a comprehensive discussion of all of the tax considerations that may be relevant to a particular investor’s decision to purchase, hold, or dispose of Class A ordinary shares or ADSs. In particular, this summary is directed only to U.S. Holders that hold Class A ordinary shares or ADSs as capital assets, and does not address particular tax consequences that may be applicable to U.S. Holders who may be subject to special tax rules, such as banks, brokers or dealers in securities or currencies, traders in securities electing to mark to market, financial institutions, life insurance companies, tax-exempt entities, regulated investment companies, entities or arrangements that are treated as partnerships for U.S. federal income tax purposes (or partners therein), holders that own or are treated as owning 10% or more of our stock by vote or value, persons holding Class A ordinary shares or ADSs as part of a hedging or conversion transaction or a straddle, or persons whose functional currency is not the U.S. dollar. Moreover, this summary does not address state, local or non-U.S. taxes, the U.S. federal estate and gift taxes, the Medicare contribution tax applicable to net investment income of certain non-corporate U.S. Holders, or alternative minimum tax consequences of acquiring, holding or disposing of Class A ordinary shares or ADSs.

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

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). If we own at least 25% (by value) of the stock of another corporation, for purposes of determining whether we are a PFIC, we will be treated as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income. The asset test is generally applied using the fair market values of a non-U.S. corporation’s assets but is applied using adjusted tax bases of the assets if the non-U.S. corporation is a CFC and is not publicly traded for the year. We have been publicly traded since our initial public offering completed on February 3, 2020 and expect that we will be treated as publicly traded for 2021 and subsequent years. Accordingly, we believe that the PFIC asset test should be applied using the fair market values of our assets. U.S. Holders should consult their own tax advisors regarding the application of these rules and the appropriate valuation of our assets for purposes of the PFIC asset test, as well as the desirability of making a mark-to-market election (discussed below).

Based on our audited financial statements, the manner in which we conduct our business, relevant market and shareholder data and our current expectations regarding the value and nature of our assets and the sources and nature of our income, we do not believe that we were a PFIC in our taxable year ending December 31, 2020, and we do not anticipate becoming a PFIC for our current taxable year or in the foreseeable future. However, because the PFIC tests must be applied each year, and the composition of our income and assets and the value of our assets may change, it is possible that we may become a PFIC in the current or a future year. In particular, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ADSs, fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years.

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

ITEM 11.                 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Concentration of credit risk

Financial instruments may subject us to significant concentration of credit risk. These financial instruments consist primarily of cash and cash equivalents and accounts receivables. As of December 31, 2018, 2019 and 2020, the aggregate amount of cash and cash equivalents of RMB7.0 million, RMB5.0 million and RMB2.4 million (US$362,000), respectively, was held at major financial institutions located in the PRC, and RMB5.9 million, RMB1.1 million and RMB650,000 (US$100,000), respectively, was deposited with major financial institutions located outside the PRC. Our management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law in August 2006 that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the new Bankruptcy Law, a Chinese bank may go into bankruptcy. In addition, since China’s concession to the World Trade Organization, foreign banks have been gradually permitted to operate in China and have been significant competitors against Chinese banks in many aspects, especially since the opening of the Renminbi business to foreign banks in late 2006. Therefore, the risk of bankruptcy of those Chinese banks in which we have deposits has increased. In the event of bankruptcy of one of the banks which holds our deposits, we are unlikely to claim our deposits back in full since the bank is unlikely to be classified as a secured creditor based on PRC laws.

Accounts receivables, unsecured and denominated in Renminbi, derived from sales on our cancer screening and detection tests and physical checkup packages, are exposed to credit risk. As of December 31, 2018, 2019 and 2020, we had one customer, four customers and two customers, respectively, each with a receivable balance exceeding 10% of the total accounts receivable balance. The risk is mitigated by credit evaluations that we perform on our corporate customers.

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

Foreign currency exchange rate risk

Since July 21, 2005, Renminbi has been permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For U.S. dollar against RMB, there was appreciation of approximately 5.7%, appreciation of approximately 1.3% and depreciation of 6.3% for the years ended December 31, 2018, 2019 and 2020, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar.

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

Liquidity risks

As of December 31, 2020, we had RMB3.0 million (US$462,000) of cash and cash equivalents and RMB22.2 million (US$3.4 million) of working capital deficit. For the year ended December 31, 2020, we incurred RMB59.0 million (US$9.0 million) of negative cash flows from operations and RMB2.5 million (US$0.4 million) of capital expenditures. We believe that our cash and cash equivalents on hand, borrowings and future operating cash flows will be adequate to meet our obligations as they come due for the 12 months after the date of this annual report. Going forward, we expect to need additional fundraising if our cash flows generated from operations do not increase substantially.

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

Fees and Other Payments Made by the Depositary to Us

The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. For the year ended December 31, 2020, the reimbursement we received from the depositary was US$46,042 net of applicable withholding taxes.

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

The total expenses incurred for our company’s account in connection with our initial public offering were approximately US$5.0 million, which included US$1.4 million in underwriting discounts and commissions for the initial public offering and approximately US$3.6 million in other costs and expenses for our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. We have used all of the net proceeds from our initial public offering.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2020, our disclosure controls and procedures were ineffective. We have started to undertake steps to remediate the material weakness in our disclosure controls and procedures as set forth below under “Internal Control over Financial Reporting.”

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2020 because of the material weaknesses we identified.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

In connection with the preparation and audit of our consolidated financial statements as of and for the year ended December 31, 2020, our management identified the following three material weaknesses in our internal control over financial reporting: (i) lack of full-time personnel with appropriate levels of accounting knowledge and experience to address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under the U.S. GAAP, (ii) lack of financial reporting policies and procedures that are commensurate with U.S. GAAP and SEC reporting requirements, and (iii) lack of IT risk management mechanism and policies and procedures to address critical areas of IT system and failure to perform periodic vulnerability or penetration testing to identify, asses and address cybersecurity risk.

After identifying the material weaknesses, we started to implement measures designed to improve our financial control over financial reporting through: (i) hiring additional qualified accounting and financial reporting personnel with U.S. GAAP and SEC reporting experience, (ii) obtaining advisory services from professional consultants with experience in the requirements of the Sarbanes Oxley Act of 2002 and internal audit guidance on SEC reporting, (iii) expanding the capabilities of our existing accounting and financial reporting personnel through continuous training and education in the accounting and reporting requirements under U.S. GAAP, and SEC rules and regulations, (iv) developing, communicating and implementing an accounting policy manual for our accounting and financial reporting personnel for our recurring transactions and period-end closing processes, and (v) establishing effective monitoring and oversight controls for non-recurring and complex transactions to ensure the accuracy and completeness of our company’s consolidated financial statements and related disclosures.

Because such remediation measures were not fully implemented, our management has concluded that the material weaknesses still existed as of December 31, 2020. We expect to complete the measures discussed above and also to take actions to (i) continue to recruit experienced personnel with relevant past experience working on U.S. GAAP and SEC reporting, (ii) improve monitoring and oversight controls for non-recurring and complex transactions to ensure the accuracy and completeness of financial reporting and (iii) engage external experts to assist in non-recurring and complex transactions by the end of 2021 and will continue to implement measures to remediate our internal control deficiencies.

We are fully committed to continue to implement measures to remediate our material weakness, significant deficiency and other control deficiencies in our internal control over financial reporting. However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting. We are not able to estimate with reasonable certainty the costs that we will need to incur to implement these and other measures designed to improve our internal control over financial reporting.

The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Material weaknesses in our internal control over financial reporting have been identified, and if we fail to implement and maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.”

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

ITEM 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming LLP (“Ernst & Young”) and Friedman LLP (“Friedman”), our principal external auditors, for the periods indicated.

	Years Ended December 31,
	2019		2020
	RMB	US$	RMB	US$
	(in thousands)
Audit fees(1)
- Ernst & Young	4,438	637	1,058	163
- Friedman	—	—	1,240	190

(1)         Audit fees include the aggregate fees billed in each of the fiscal period listed for professional services rendered by our independent public accountant in relation to the audit of our annual financial statements and services related to our initial public offering.

The policy of our audit committee is to pre-approve all audit services provided by our independent registered public accounting firms, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D.   EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.   CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On November 3, 2020, Ernst & Young resigned as our independent registered public accounting firm. On December 2, 2020, we engaged Friedman as our independent registered public accounting firm in connection with the audit of our consolidated financial statements for the year ended December 31, 2020. The appointment of Friedman was recommended by our audit committee and approved by our board of directors.

Ernst & Young’s audit report on our consolidated financial statements as of and for the years ended December 31, 2018 and 2019 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. Ernst & Young did not audit any financial statements of our company as of any date or for any period subsequent to December 31, 2019.

During each of the years ended December 31, 2018 and 2019, there were (i) no disagreements, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, between us and Ernst & Young on any matter of accounting principles or practices, financial statement disclosure, or audit scope or procedure, any of which, if not resolved to Ernst & Young’s satisfaction, would have caused Ernst & Young to make reference thereto in their reports, and (ii) no “reportable events” requiring disclosure pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F in connection with our annual report on Form 20-F, other than the material weaknesses in internal control over financial reporting disclosed in this Item 16F.

In the course of auditing our consolidated financial statements for the years ended December 31, 2018 and 2019, two material weaknesses in ICFR were identified, which were (i) lack of sufficient accounting and financial reporting personnel with requisite knowledge and experience in application of U.S. GAAP and SEC rules, and (ii) lack of financial reporting policies and procedures that are commensurate with U.S. GAAP and SEC reporting requirements. The material weaknesses remained as of December 31, 2019.

The matter described above constitutes a reportable event. Our audit committee has discussed such reportable event with Ernst & Young and we authorized Ernst & Young to fully respond to the enquiries from Friedman with respect to this reportable event.

We provided Ernst & Young with a copy of the disclosures under this Item 16F and requested from Ernst & Young a letter addressed to the SEC indicating whether it agrees with such disclosures, and if not, stating the respects in which it does not agree. We have received the requested letter from Ernst & Young, a copy of which is included as Exhibit 16.1 attached herein.

During each of the years ended December 31, 2018 and 2019 and the subsequent interim period through December 2, 2020, neither we nor anyone on behalf of us consulted with Friedman regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and neither a written report nor oral advice was provided to us that Friedman concluded was an important factor considered by us in reaching a decision as to any accounting, auditing, or financial reporting issue, or (ii) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of the instructions to Form 20-F (and the related instructions thereto) or a reportable event pursuant to Item 16F(a)(1)(v)(A) through (D) of Form 20-F.

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

ITEM 18.      FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19.      EXHIBITS

Number	Description of Documents
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

2.4

English Translation of Shareholders Agreement between the Registrant and other parties thereto dated June 30, 2017 (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 (File No. 333-234408), as amended, initially filed with the Securities and Exchange Commission on October 31, 2019)

2.5

English Translation of Shareholders Agreement between the Registrant and other parties thereto dated August 17, 2017 (incorporated herein by reference to Exhibit 4.5 to the registration statement on Form F-1 (File No. 333-234408), as amended, initially filed with the Securities and Exchange Commission on October 31, 2019)

2.6

Form of Underwriters’ Warrants (incorporated herein by reference to Exhibit 4.6 to the registration statement on Form F-1 (File No. 333-234408), as amended, initially filed with the Securities and Exchange Commission on December 5, 2019)

2.7

Description of Securities (incorporated herein by reference to Exhibit 2.7 to the Registrant’s Annual Report on Form 20-F (File No. 001-39137) filed with the Securities and Exchange Commission on May 15, 2020)

4.1

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1, as amended (File No. 333-234408), initially filed with the Securities and Exchange Commission on October 31, 2019)

4.2

English translation of the Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1, as amended (File No. 333-234408), initially filed with the Securities and Exchange Commission on October 31, 2019)

4.3

2019 Share Incentive Plan of the Registrant (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1, as amended (File No. 333-234408), initially filed with the Securities and Exchange Commission on October 31, 2019)

4.4*	Registration Rights Agreement Between the Registrant and Certain Investors dated February 5, 2021
4.5*	Securities Purchase Agreement Between the Registrant and Certain Investors dated February 5, 2021
4.6*	Form of Dentures Issued to Certain Investors dated February 5, 2021
4.7*	Placement Agent Agreement Between the Registrant and Univest Securities, LLC dated February 5, 2021
4.8*	English Translation of Letter of Investment Intent Between the Registrant and Shanghai Shidi Investment Management Center (LLP) dated April 5, 2021
4.9*	English Translation of Letter of Investment Intent Between the Registrant and Zhijun Sihang Holdings Limited dated April 12, 2021
8.1*	List of Principal Subsidiaries of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1, as amended, (File No. 333-234408), initially filed with the Securities and Exchange Commission on October 31, 2019)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Independent Registered Accountant Firm (Friedman)
15.2*	Consent of Independent Registered Accountant Firm (Ernst & Young)
16.1*	Letter from Ernst & Young to the Securities and Exchange Commission
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*      Filed with this annual report on Form 20-F

**   Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

	By:	/s/ Chris Chang Yu
Name: Chris Chang Yu
Title: Chairman of the Board of Directors and Chief Executive Officer
Date: April 30, 2021

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of

Directors of AnPac Bio-Medical Science Co., Ltd

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of AnPac Bio-Medical Science Co. Ltd.  (the “Company”) as of December 31, 2020, and the related consolidated statements of operations and comprehensive income loss, shareholders’ equity (deficit) and cash flows for the year ended December 31, 2020, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provide a reasonable basis for our opinion.

/s/ Friedman LLP

We have served as the Company’s auditor since 2020

New York, New York

April 30, 2021

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

To the Shareholders and the Board of Directors of AnPac Bio-Medical Science Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of AnPac Bio-Medical Science Co., Ltd. (the “Company”) as of December 31, 2019, the related consolidated statements of comprehensive loss, shareholders’ deficit and cash flows for each of the two years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2019, in conformity with the U.S. generally accepted accounting principles.

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

/s/ Ernst & Young Hua Ming LLP
We served as the Company’s auditor from 2018 to 2020.
Shanghai, the People’s Republic of China
May 15, 2020

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	6,125	3,016	462
Advances to suppliers	1,093	5,588	856
Accounts receivable, net	1,295	7,792	1,194
Amounts due from related parties	555	1,277	196
Inventories, net	313	312	48
Other current assets, net	12,790	3,303	506
Total current assets	22,171	21,288	3,262

Property and equipment, net	18,868	19,267	2,953
Land use rights, net	1,194	1,166	179
Intangible assets, net	5,200	4,596	704
Goodwill	2,223	2,223	341
Long-term investments, net	2,326	883	135
Other assets	1,000	464	71
TOTAL ASSETS.	52,982	49,887	7,645

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Short-term debts	38,568	8,232	1,262
Accounts payable	1,800	2,127	325
Advance from customers	2,450	3,682	564
Amounts due to related parties	4,597	4,130	633
Accrued expenses and other current liabilities	18,782	25,353	3,886
Total current liabilities	66,197	43,524	6,670

Deferred tax liabilities	1,134	1,045	160
Other long-term liabilities	1,575	2,041	313
TOTAL LIABILITIES.	68,906	46,610	7,143

Commitments and contingencies

Shareholders’ (deficit) equity:
Class A Ordinary shares ((US$0.01 par value per share; 70,000,000 shares authorized, 7,004,900 and 9,192,660 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	466	618	95
Class B Ordinary shares ((US$0.01 par value per share; 30,000,000 authorized, 2,863,100 shares issued and outstanding as of December 31, 2019 and 2020)	191	191	29
Additional paid-in capital	257,736	354,295	54,298
Accumulated deficit	(276,476)	(356,951)	(54,705)
Accumulated other comprehensive income	2,110	4,795	735
Total AnPac Bio-Medical Science Co., Ltd. shareholders’ (deficit) equity	(15,973)	2,948	452
Noncontrolling interests	49	329	50
Total shareholders’ (deficit) equity	(15,924)	3,277	502

TOTAL LIABILITIES AND EQUITY	52,982	49,887	7,645

The accompanying notes are an integral part of these consolidated financial statements

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	Year Ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Revenues:
Cancer screening and detection tests	9,557	10,381	18,445	2,827
Physical checkup packages, net	693	464	2,064	316
Total revenues	10,250	10,845	20,509	3,143

Cost of revenues, cancer screening	(5,672)	(6,047)	(7,628)	(1,169)

Gross Profit	4,578	4,798	12,881	1,974

Operating expenses:
Selling and marketing	(9,827)	(13,633)	(19,674)	(3,015)
Research and development	(10,106)	(9,839)	(11,576)	(1,774)
General and administrative	(28,254)	(69,088)	(74,757)	(11,457)
Impairment of long-term investments	—	(1,320)	(1,430)	(219)
Loss from operations	(43,609)	(89,082)	(94,556)	(14,491)

Non-operating income and expenses:
Interest expense, net	(925)	(2,609)	(1,143)	(175)
Foreign exchange loss, net	(2,776)	(3,219)	(667)	(102)
Share of net (loss) gain in equity method investments	(441)	190	(13)	(2)
Other income (expense), net	6,040	(1,823)	9,096	1,394
Change in fair value of convertible debt and settlement gain	(784)	(5,296)	6,630	1,016

Loss before income taxes	(42,495)	(101,839)	(80,653)	(12,360)
Income tax benefit	199	218	88	13
Net loss	(42,296)	(101,621)	(80,565)	(12,347)
Net loss attributable to noncontrolling interests	(233)	(561)	(90)	(14)
Net loss attributable to ordinary shareholders	(42,063)	(101,060)	(80,475)	(12,333)

Loss per share
Class A and B ordinary shares - basic and diluted	(4.93)	(11.31)	(7.19)	(1.10)

Weighted average shares outstanding used in calculating basic and diluted loss per share
Class A and Class B ordinary shares - basic and diluted	8,524,100	8,937,600	11,190,079	11,190,079

Other comprehensive (loss) income, net of tax:
Fair value change relating to Company’s own credit risk on convertible loan	—	(955)	(108)	(17)
Foreign currency translation adjustment	797	2,978	2,793	428
Total comprehensive loss	(41,499)	(99,598)	(77,880)	(11,936)
Total comprehensive loss attributable to noncontrolling interests	(233)	(561)	(90)	(14)

Total comprehensive loss attributable to ordinary shareholders	(41,266)	(99,037)	(77,790)	(11,922)

The accompanying notes are an integral part of these consolidated financial statements.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	Ordinary Shares		Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-in	Accumulated	Accumulated Other Comprehensive (Loss) Income	Total AnPac Bio- Medical Science Co., Ltd. Shareholders’	Noncontrolling	Total Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	(Note 10)	Equity (Deficit)	interest	(Deficit)

Balance at January 1, 2018	8,524,000	564	—	—	—	—	143,057	(132,290)	(1,773)	9,558	(61)	9,497
Net loss			—	—	—	—	—	(42,063)	—	(42,063)	(233)	(42,296)
Issuance of ordinary shares	93,700	6	—	—	—	—	2,555	—	—	2,561	—	2,561
Foreign currency translation differences			—	—	—	—	—	—	797	797	—	797
Acquisition of noncontrolling interests			—	—	—	—	(454)	—	—	(454)	294	(160)
Repurchase and cancellation of shares	(20,800)	(1)	—	—	—	—	(727)	—	—	(728)	—	(728)
Share-based compensation			—	—	—	—	7,936	—	—	7,936	—	7,936
Balance at December 31, 2018	8,596,900	569	—	—	—	—	152,367	(174,353)	(976)	(22,393)	—	(22,393)
Cumulative effect of the adoption of ASU 2016-01	—	—	—	—	—	—	—	(1,063)	1,063	—	—	—
Balance at January 1, 2019	8,596,900	569	—	—	—	—	152,367	(175,416)	87	(22,393)	—	(22,393)
Re-designation of authorized ordinary shares	(8,596,900)	(569)	5,733,800	378	2,863,100	191	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	(101,060)	—	(101,060)	(561)	(101,621)
Issuance of ordinary shares upon private placement	—	—	1,347,200	93	—	—	72,509	—	—	72,602	—	72,602
Fair value change relating to Company’s own credit risk on convertible loan	—	—	—	—	—	—	—	—	(955)	(955)	—	(955)
Foreign currency translation differences	—	—	—	—	—	—	—	—	2,978	2,978	—	2,978
Capital contribution from noncontrolling interest holders	—	—	—	—	—	—	—	—	—	—	610	610
Repurchase and cancellation of shares	—	—	(76,100)	(5)	—	—	5	—	—	—	—
Share-based compensation	—	—	—	—	—	—	32,855	—	—	32,855	—	32,855
Balance at December 31, 2019	—	—	7,004,900	466	2,863,100	191	257,736	(276,476)	2,110	(15,973)	49	(15,924)
Net loss	—	—	—	—	—	—	—	(80,475)	—	(80,475)	(90)	(80,565)
Issuance of ordinary shares upon initial public offering, net	—	—	1,333,360	92	—	—	75,368	—	—	75,460	—	75,460
Issuance shares for exercise of stock option	—	—	284,400	20	—	—	763	—	—	783	—	783
Issuance shares reserved for convertible loan	—	—	500,000	35	—	—	(35)	—	—	—	—	—
Issuance shares for service	—	—	70,000	5	—	—	2,701	—	—	2,706	—	2,706
Fair value change relating to Company’s own credit risk on convertible loan	—	—	—	—	—	—	—	—	(108)	(108)	—	(108)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	2,793	2,793	—	2,793
Capital contribution from noncontrolling interest holders	—	—	—	—	—	—	—	—	—	—	370	370
Share-based compensation	—	—	—	—	—	—	17,762	—	—	17,762	—	17,762
Balance at December 31, 2020	—	—	9,192,660	618	2,863,100	191	354,295	(356,951)	4,795	2,948	329	3,277
Balance at December 31, 2020 (US$)		—		95		29	54,298	(54,705)	735	452	50	502

The accompanying notes are an integral part of these consolidated financial statements.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

		Year Ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Operating activities:
Net loss	(42,296)	(101,621)	(80,565)	(12,347)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	3,144	2,664	3096	474
Share of net loss (gain) in equity method investments	441	(190)	13	2
Bad debt expenses	452	285	1,203	184
Losses on disposal of land use rights and property and equipment	(4,955)	4	51	8
Foreign exchange loss, net	2,473	4,133	—	—
Issuance shares for service	—	—	2,706	415
Share-based compensation	7,936	32,855	17,762	2,722
Gain on settlement of convertible loan	—	—	(7,162)	(1,098)
Loss on change in fair value of convertible loan	784	5,296	532	82
Inventory provision	—	304	36	6
Impairment of long-term investment	—	1,320	1,430	219
Deferred tax benefit	—	—	(88)	(13)
Changes in operating assets and liabilities:
Advances to suppliers	(1,646)	1,714	(4,775)	(732)
Accounts receivable	(1,095)	1,286	(7,256)	(1,112)
Inventories	178	(555)	(44)	(7)
Amounts due from related parties	13	(286)	(219)	(34)
Other current assets	670	(2,875)	4,845	743
Other assets	(231)	462	502	77
Accounts payable	(843)	182	350	54
Amounts due to related parties	960	1,060	128	20
Advance from customers	2,328	(1,863)	1,232	189
Accrued expenses and other current liabilities	1,412	8,233	6,825	1,046
Other long-term liabilities	(784)	(920)	519	80
Deferred tax liabilities	(88)	(88)	(88)	(13)
Net cash used in operating activities	(31,147)	(48,600)	(58,967)	(9,035)

Investing activities:
Purchases of property and equipment	(2,417)	(2,790)	(2,466)	(378)
Purchases of intangible assets	(430)	(371)	(26)	(4)
Proceeds from disposal of land use rights	5,257	—	—	—
Proceeds from property and equipment			10	2
Cash paid for business combination, net of cash acquired	(3,540)	—	—	—
Proceeds from short-term investments	12,000	20,929	—	—
Payments for short-term investments	(12,000)	(20,929)	—	—
Payments for long-term investments	(1,550)	(300)	—
Net cash used in investing activities	(2,680)	(3,461)	(2,482)	(380)

Financing activities:
Proceeds from short-term borrowings	26,645	24,300	13,830	2,120
Payment for short-term borrowings	(14,700)	(18,300)	(20,000)	(3,065)
Repayment of related party loan	(350)	(150)	(1,072)	(164)
Proceeds from long-term borrowings	—	—	—	—
Proceeds from stock options exercised	—	—	8	1
Capital contribution from noncontrolling interest holders	—	610	370	57
Advance from investors	25,000	—	—	—
Payment for convertible loans	(728)	—	(17,261)	(2,645)
Proceeds from issuance of ordinary shares in IPO	404	47,602	110,668	16,961
Payment for initial public offering costs	—	(7,954)	(25,619)	(3,926)
Net cash provided by financing activities	36,271	46,108	60,924	9,339

Effect of exchange rate changes on cash and cash equivalents	(969)	(809)	(2,584)	(401)
Net increase (decrease) in cash and cash equivalents	1,475	(6,762)	(3,109)	(477)
Cash and cash equivalents at beginning of year	11,412	12,887	6,125	939
Cash and cash equivalents at end of year	12,887	6,125	3,016	462

Supplemental disclosure of cash flow information:
Interest paid	891	1,028	2,413	370

Supplemental disclosure of non-cash activities:
Purchase of ordinary shares when registered included in advance from investors	2,157	25,000	—	—
Reclassification of deferred IPO costs	—	—	9,589	1,470
Purchase of property and equipment included in accrued expenses and other current liabilities	28	15	544	83

The accompanying notes are an integral part of these consolidated financial statements.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1.              ORGANIZATION AND PRINCIPAL ACTIVITIES

AnPac Bio-Medical Science Co., Ltd. (the “Company”) was incorporated in the British Virgin Islands in January 2010. The Company and its subsidiaries (collectively, the “Group”) are engaged in marketing and selling a multi-cancer screening and detection test that uses innovative, patented cancer differentiation analysis (the “CDA”) technology and proprietary cancer-detection devices in the People’s Republic of China (the “PRC” or “China”). Dr. Chris Chang Yu is the Founder of the Group (the “Founder”).

Recapitalization

In preparation of its initial public offering in the United States, the Group had undergone a reorganization in 2019. On October 29, 2019, the board of directors approved the re-designation of the authorized share capital of 100,000 ordinary shares to 71,369 Class A ordinary shares and 28,631 Class B ordinary shares. On October 31, 2019, the board of directors approved the increase of authorized share capital of the Class A and Class B ordinary shares to 700,000 and 300,000, respectively. Holders of Class A ordinary shares and Class B ordinary shares have the same rights, except for voting and conversion rights. Each Class A ordinary share is entitled to one vote; and each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. On October 31, 2019, the board of directors approved a share split of 1-for-100, pursuant to which the authorized share capital of the Class A and Class B ordinary shares would increase to 70,000,000 and 30,000,000, respectively, with a par value of US$0.01. The registration of the above changes was completed on November 12, 2019 and the ordinary shares have been retrospectively adjusted accordingly.

Initial public offering (“IPO”)

On January 30, 2020, the Group completed its initial public offering (“IPO”) on the Nasdaq Stock Exchange. The Group offered 1,333,360 American depositary shares (“ADSs”), representing 1,333,360 Class A ordinary shares at offering price of US$12.00 per ADS. The net proceeds to Group from the IPO, after deducting commissions and offering expenses, were RMB 75,460 (or approximately US$ 11.6 million).

COVID-19

As a result of the pandemic of COVID-19 in China, the United States and the world, the Group’s operations have been, and may continue to be, adversely impacted by disruptions in business activities, commercial transactions and general uncertainties surrounding the duration of the outbreaks and the various governments’ business, travel and other restrictions. These adverse effects could include the Group’s ability to market and conduct its tests in China, commercialize its tests in the United States and carry out research studies and activities in China and the United States, temporary closures of its laboratory facilities and offices in China and the United States and its customers’ and suppliers’ facilities, the delay in construction of its new Philadelphia laboratory, delayed supply of products and services from its suppliers, and delayed or cancelled orders from its customers (such as due to temporary decreased demand for disease screening and detection or physical checkup services or generally due to reduced commercial activities). In addition, the Group’s business operations could be disrupted if any of its employees is suspected of contracting the coronavirus or any other epidemic disease, since its employees could be quarantined and/or its offices be shut down for disinfection. In particular, the closing of blood sampling points countrywide in China since the Chinese New Year in 2020, as a measure by the Chinese government to contain the spread of COVID-19, significantly reduced the number of samples that the Group could collect for its CDA tests. Despite partial recovery of the blood sampling points in April 2020, the number of blood samples that the Group can collect was still limited for the year ended December 31, 2020 and there were delays of orders and cancellation of some orders for planned CDA tests and physical checkups from the Group’s customers.

Despite the outbreak of COVID-19, the Group’s total revenue and gross margins for the year ended December 31, 2020 slightly improved comparing to last year, which was mainly attributable to the launch of two new products, including a proprietary immunology test named ADME (AnPac Defense Medical Examination) and a new cancer test package named APCS (AnPac Pan Cancer Screening) combining CDA technology with ct-DNA methods. The Group also continued to work in obtaining the Class III medical device certification in China and laboratory developed test (LDT) designation in the US. While the Group strives to bring in new customers and launch new tests to mitigate the negative impact of COVID-19, it has no control over the development of the COVID-19 situations in China, the United States or around the world and therefore may not be able to achieve a revenue growth or maintain its historical revenue level in future periods. Moreover, the Group’s plan to commercialize its CDA test in the United States has been delayed (as indicated by the delay in construction of their new Philadelphia laboratory) by the COVID-19 outbreak in the United States, which deferred its cooperation with universities, academic medical centers, hospitals and other medical institutions in the U.S. to conduct research studies on its CDA technology and delayed its applications for approval and commercialization plan of its CDA-based tests in the U.S. market.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1.              ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

The downturn brought by and the duration of the coronavirus pandemic is difficult to assess or predict and actual effects will depend on many factors beyond the Group’s control, including the increased world-wide spread of COVID-19 and the relevant governments’ actions to contain COVID-19 or treat its impact. The extent to which COVID-19 may impact the Group’s results continues to remains uncertain. The business, results of operations, financial condition and prospects could be adversely affected directly, as well as to the extent that the coronavirus or any other epidemic harms the Chinese and the United States’ economies in general.

For the year ended December 31, 2020, the details of the Group’s principal subsidiaries are as follows:

Major subsidiaries	Percentage of Ownership	Date of Incorporation	Place of Incorporation	Major Operation
Changhe Bio-Medical Technology (Yangzhou) Co., Ltd.	100%	March 2010	the PRC	Cancer screening and detection tests
Changwei System Technology (Shanghai) Co., Ltd.	100%	March 2011	the PRC	Research and development
AnPac Bio-Medical Technology (Lishui) Co., Ltd.	100%	October 2012	the PRC	Cancer screening detection tests and device manufacturing
Shanghai Xinshenpai Technology Co., Ltd.*	100%	October 2013	the PRC	Cancer screening and detection tests
AnPac Bio-Medical Technology (Shanghai) Co., Ltd.	100%	April 2014	the PRC	Cancer screening and detection tests
AnPac Technology USA Co., Ltd. (“AnPac US”)	100%	September 2015	the U.S.	Clinical trials for research on cancer screening and detection tests
Lishui AnPac Medical Laboratory Co., Ltd.	100%	July 2016	the PRC	Cancer screening and detection tests
Shiji (Hainan) Medical Technology Ltd.	100%	March 2013	the PRC	Cancer screening and detection tests
Penghui Health Management Co., Ltd.*	100%	May 2018	the PRC	Cancer screening and detection tests
Shenzhen Anchun Biomedical Technology Co., Ltd.	51%	December 2017	the PRC	Cancer screening and detection tests
Shanghai Muqing AnPac Health Technology Co., Ltd.	51%	March 2019	the PRC	Cancer screening and detection tests

* Shenzhen Anchun Biomedical Technology Co., Ltd., Shanghai Xinshenpai Technology Co., Ltd. and Penghui Health Management Co., Ltd. were deregistered in December 2020. Since these entities were inactive, the deregistration does not have a material impact to the Group’s consolidated financial statements for the years ended December 31 2019 and 2020.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.              SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

(a)    Basis of presentation

The consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(b)    Principles of consolidation

The accompanying consolidated financial statements include the financial statements of the Company and its subsidiaries.

Subsidiaries are those entities in which the Group, directly or indirectly, controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of the board of directors, or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

All intercompany transactions and balances are eliminated upon consolidation.

(c)     Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Areas where management uses subjective judgement include, but are not limited to allowance for doubtful accounts, share-based compensation, deferred tax and uncertain tax position, valuation of convertible loans, useful lives of intangible assets and property and equipment, and impairment of long-lived assets, goodwill and long-term investments. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences could be material to the consolidated financial statements.

(d)    Foreign currency

The functional currency of the Group and AnPac US is the United States dollar and its reporting currency is Renminbi (“RMB”). The functional currency of the Group’s PRC subsidiaries is the RMB as determined based on the criteria of Accounting Standards Codification (“ASC”) 830, Foreign Currency Matters.

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

(e)     Convenience translation

Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB6.5250 on December 31, 2020, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be converted, realized or settled into US$ at such rate or at any other rate.

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

(g)    Accounts receivable, net of allowance for doubtful accounts

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

Accounts receivable for the years ended December 31, 2019 and 2020 were as follows:

	Years ended December 31,
	2019	2020
	RMB	RMB	US$

Accounts receivable	1,472	8,096	1,241
Allowance for doubtful accounts	(177)	(304)	(47)
Balance at end of year	1,295	7,792	1,194

Movement in the allowances for doubtful debts were as follows:

	Years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$

Balance at beginning of year	18	198	177	28
Additional provision	334	168	758	116
Write-offs	(154)	(189)	(631)	(97)
Balance at end of year	198	177	304	47

(h)    Inventories

Inventories are stated at the lower of cost or net realizable value. Cost of inventories are determined using the first in first out method. The Group records inventory reserves for obsolete and slow-moving inventory.

(i)       Property and equipment

Property and equipment are stated at cost less accumulated depreciation and any recorded impairment. Property and equipment are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated useful life
Leasehold improvements	Over the shorter of the lease term or estimated useful lives
Buildings	20 years
Furniture, fixtures and equipment	3-10 years
Motor vehicles	3-5 years

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

(j)       Long-term investments

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

For the years ended December 31, 2018, 2019 and 2020, the Group recognized an impairment on its equity investment in Jiangsu Anpac Health Management Co., Ltd. of Nil, RMB1,320 and RMB1,430 (US$219), respectively.

(k)    Business combinations

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

(l)       Intangible assets

Intangible assets with finite lives are carried at cost less accumulated amortization. All intangible assets with finite lives are amortized using the straight-line method over the estimated useful lives.

Intangible assets have estimated useful lives from the date of purchase as follows:

Category	Estimated useful life
Software	3-10 years
Medical license	15 years

(m) Land use right, net

All land in the PRC is owned by the PRC government. The PRC government may sell land use rights for a specified period of time. Land use rights represent lease prepayments to the PRC government and are carried at cost less accumulated amortization. Land use rights are amortized on a straight-line basis over the terms of the land use right of 50 years.

(n)    Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the identifiable assets acquired less liabilities assumed of an acquired business. The Group’s goodwill at December 31, 2019 and 2020 was related to its business acquisition in November 2017. Goodwill acquired in a business combination are not amortized, but instead tested for impairment at least annually, or more frequently if certain circumstances indicate a possible impairment may exist.

In accordance with ASC 350-20, Intangibles-Goodwill and Other, Goodwill, (“ASC 350-20”) the Group has assigned and assessed goodwill for impairment at the reporting unit level. A reporting unit is an operating segment or one level below the operating segment. The Group has determined that it has one reporting unit, which is also its only reportable segment.

The Group has the option to first assess qualitative factors to determine whether it is necessary to perform the two-step test in accordance with ASC 350-20. If the Group believes, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the two-step quantitative impairment test described below is required. Otherwise, no further testing is required. In the qualitative assessment, the Group considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations.

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

For the year ended December 31, 2018, 2019 and 2020, the Group performed a qualitative assessment for the reporting unit. Based on the requirements of ASC 350-20, the Group evaluated all relevant qualitative and quantitative factors, weighed all factors in their entirety and concluded that it was not more-likely-than-not that the fair value of the reporting unit was less than its carrying amount. Therefore, no goodwill impairment was recognized as of December 31, 2018, 2019 and 2020.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.              SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(o)    Impairment of long-lived assets other than goodwill

The Group evaluates its long-lived assets, including property and equipment and intangibles with finite lives, for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Group evaluates the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. The adjusted carrying amount of the assets become new cost basis and are depreciated over the assets’ remaining useful lives. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Given no events or changes in circumstances indicating the carrying amount of long-lived assets may not be recovered through the related future net cash flows, the Group did not perform such an evaluation for the years ended December 31, 2018, 2019 and 2020.

(p)    Fair value of financial instruments

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

The Group elected the fair value option to account for its convertible loans. The Group engaged an independent valuation firm to perform the valuation. The fair value of the convertible loans as of December 31, 2019 and 2020 was RMB24,568 and RMB2,232 (US$342) calculated using the binomial tree model. The convertible loans are classified as level 3 instruments as the valuation was determined based on unobservable inputs which are supported by little or no market activity and reflect the Group’s own assumptions in measuring fair value. Significant estimates used in developing the fair value of the convertible loans include time to maturity, risk-free interest rate, straight debt discount rate, probability to convert and expected timing of conversion. Refer to Note 8 for additional information.

Prior to the adoption of ASU 2016-01 on January 1, 2019, fair value changes relating to the Group’s own credit risks of the convertible loans accounted for under fair value option were recognized together with the total changes in fair value in the consolidated statement of operations and comprehensive loss. After the adoption of ASU 2016-01, such fair value changes related to the Group’s own credit risks are recognized separately in accumulated other comprehensive loss. There was decrease to beginning retained deficits of RMB1,063 and increase to accumulated other comprehensive income of RMB1,063 in consolidated statements of shareholders’ deficits as a result of applying the new accounting standard.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.              SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(p)    Fair value of financial instruments (continued)

As the inputs used in developing the fair value for level 3 instruments are unobservable, and require significant management estimate, a change in these inputs could result in a significant change in the fair value measurement.

The following is a reconciliation of the beginning and ending balances for convertible loans measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as of December 31, 2019 and 2020:

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$

Opening balance	17,961	24,568	3,765
Additional convertible loans	—	1,830	280
Repayments	—	(17,261)	(2,645)
Loss on change in fair value of convertible loan	5,296	532	82
Gain on settlement of convertible loan	—	(7,162)	(1,098)
Other comprehensive income -foreign exchange translations	1,311	(275)	(42)
Total	24,568	2,232	342

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.              SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(q)    Revenue recognition

Effective January 1, 2017, the Group early adopted ASC 606, Revenue from Contracts with Customers and subsequent amendments to the initial (“ASC 606”).

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

Revenue from cancer screening and detection tests

Revenue from cancer screening and detection test are primarily generated through administration of the tests to the Group’s customer constituents, the Group’s cancer screening and detection tests based on CDA technology and other cancer screening and detection technologies, such as biomarker-based tests, to its customers i.e. corporations and life insurance companies. A contract exists when the master service agreement has been executed and the customer submitting a service request, which is a placed order. The Group’s contracts have a single performance obligation which is satisfied upon rendering of the cancer screening and detection tests and delivery of the cancer screening and detection test results to the customer. The Group acts as the principal as it controls the cancer screening and detection tests before it is transferred to the customer and records revenue on a gross basis at a point in time, when the cancer screening and detection test results are delivered to the customer.

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

Contract liabilities represent considerations received from corporations and life insurance companies in advance of satisfying the Group’s performance obligations under the contract, which are presented in “advance from customers” in the consolidated balance sheets. For the years ended December 31, 2019 and 2020, advance from customers amounted to RMB 2,450 and RMB 3,682 (US$564), respectively.

PRC Value-Added Taxes (“VAT”) and surcharges

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

(u)    Government grants

Government grants include financial incentives in the form of cash subsidies that involve no conditions or continuing performance obligations of the Group. Government grants are recognized as other non-operating income upon receipt. For government grants related to assets in the form of land use rights, the government grants are recorded as deferred income when received. The deferred income is then recognized in other income, net in the consolidated statement of comprehensive loss on a systematic basis over the useful life of the related asset. Government grants recognized in other income for the years ended December 31, 2018, 2019 and 2020 were RMB 5.9 million, RMB 2.8 million and RMB 7.5 million (US$1.1 million).

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

(w)  Employee benefit expenses

As stipulated by the regulations of the PRC, full-time employees of the Group are entitled to various government statutory employee benefit plans, including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to make contributions to the plan and accrues for these benefits based on certain percentages of the qualified employees’ salaries. The total expenses the Group incurred for the plan were RMB 3,250, RMB 3,249 and RMB 1,645 (US$ 252) for the years ended December 31, 2018, 2019 and 2020, respectively.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.              SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(x)    Share-based compensation

The Group accounts for share-based compensation in accordance with ASC 718, Compensation — Stock Compensation (“ASC 718”). In accordance with ASC 718, the Group determines whether an award should be classified and accounted for as a liability award or an equity award. All the Group’s share-based awards were classified as equity awards and are recognized in the consolidated financial statements based on their grant date fair values.

The Group has elected to recognize share-based compensation using the straight-line method for all share-based awards granted with graded vesting based on service conditions. The Group uses the accelerated method for all awards granted with graded vesting. The Group accounts for forfeitures as they occur in accordance with ASU No. 2016-09, Compensation — Stock Compensation (Topic 718): Improvement to Employee Share-based Payment Accounting. The Group, with the assistance of an independent third-party valuation firm, determined the fair value of the stock options granted to employees. The binomial option pricing model and Black-Scholes Model were applied in determining the estimated fair value of the options granted to employees and non-employees.

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

(bb)  Loss per share

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

The rights, including the liquidation and dividend rights, of the holders of our Class A and Class B ordinary shares are identical, except with respect to voting. Each Class A ordinary share is entitled to one vote; and each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. As the liquidation and dividend rights are identical, the undistributed earnings are allocated on a proportionate basis. For the years ended December 31, 2018, 2019 and 2020, the net loss per share amounts are the same for Class A and Class B common ordinary shares because the holders of each class are entitled to equal per share dividends or distributions in liquidation.

The Group did not include share options in the computation of diluted earnings per share for the years ended December 31, 2018, 2019 and 2020, because those share options were anti-dilutive for loss per share.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.              SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(cc) Concentration of Risks

Concentration of credit risk

Financial instruments that potentially subject the Group to significant concentration of credit risk consist primarily of cash and cash equivalents and accounts receivables. As of December 31,2019 and 2020, the aggregate amounts of cash and cash equivalents of RMB 5,045 and RMB2,366 (US$362), respectively, were held at major financial institutions located in the PRC and RMB 1,080 and RMB 650(US$100), respectively, were deposited with major financial institutions located outside the PRC. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions. Historically, deposits in Chinese banks are secured due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law in August 2006 that came into effect on June 1, 2007 which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the new Bankruptcy Law, a Chinese bank may go into bankruptcy. In addition, since China’s concession to the World Trade Organization, foreign banks have been gradually permitted to operate in China and have been significant competitors against Chinese banks in many aspects, especially since the opening of the Renminbi business to foreign banks in late 2006. Therefore, the risk of bankruptcy of those Chinese banks in which the Group has deposits has increased. In the event of bankruptcy of one of the banks which holds the Group’s deposits, the Group is unlikely to claim its deposits back in full since the bank is unlikely to be classified as a secured creditor based on PRC laws.

Accounts receivables, unsecured and denominated in RMB, derived from sales of the Group’s cancer screening and detection test and physical checkup package services, are exposed to credit risk. As of December 31, 2019 and 2020, the Group had two and two customers, respectively, each with a receivable balance exceeding 10% of the total accounts receivable balance. The risk is mitigated by credit evaluations the Group performs on its customers.

Business, customer, political, social and economic risks

The Group participates in a dynamic industry and believes that changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations or cash flows: changes in the overall demand for services; competitive pressures due to new entrants; advances and new trends in industry standards; changes in certain strategic relationships or customer relationships; regulatory considerations; intellectual property considerations; and risks associated with the Group’s ability to attract and retain employees necessary to support its growth. The Group’s operations could be also adversely affected by significant political, economic and social uncertainties in the PRC. The Group is also reliant on contract manufacturers that manufacture key components of its CDA device used in its diagnostic testing.

For the years ended December 31, 2018 and 2019, the Group had one and two customers, respectively, that accounted for more than 10% of the total revenues. For the year ended December 31, 2020, the Group had two customers, respectively that accounted for 29% and 15% of total revenues.

For the years ended December 31, 2018, 2019 and 2020, the Group had two, two and four suppliers, respectively, that accounted for more than 10% of cost of revenues. For the year ended December 31, 2020, the Group had four suppliers, respectively that accounted for 17%, 14%, 13% and 11% of total cost of revenues.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.              SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(dd)  Concentration of Risks (continued)

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

Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For U.S. dollar against RMB, there was appreciation of approximately 5.7%, appreciation of approximately 1.3% and depreciation of 6.3% in the years ended December 31, 2018, 2019 and 2020, respectively. It is difficult to predict how market forces or PRC or the U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

(ee) Recent accounting pronouncements

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

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.              SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(ee)        Recent accounting pronouncements (continued)

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires lessees to recognize a right-of-use asset and lease liability on the balance sheet for all leases, including operating leases, with a term in excess of 12 months. The guidance also expands the quantitative and qualitative disclosure requirements. In July 2018, the FASB issued updates to the lease standard making transition requirements less burdensome. The update provides an option to apply the transition provisions of the new standard at its adoption date instead of at the earliest comparative period presented in the Group’s financial statements. The new guidance requires the lessee to record operating leases on the balance sheet with a right-of-use asset and corresponding liability for future payment obligations. FASB further issued ASU 2018-11 “Target Improvement” and ASU 2018-20 “Narrow-scope Improvements for Lessors.” In June 2020, the FASB issued ASU No. 2020-05, “Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842) Effective Dates for Certain Entities” (“ASU 2020-05”) in response to the ongoing impacts to businesses in response to the coronavirus (COVID-19) pandemic. ASU 2020-05 provides a limited deferral of the effective dates for implementing previously issued ASU 842 to give some relief to businesses and the difficulties they are facing during the pandemic. ASU 2020-05 affects entities in the “all other” category and public Not-For-Profit entities that have not gone into effect yet regarding ASU 2016-02, Leases (Topic 842). Entities in the “all other” category may defer to fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. As an emerging growth company, the Group will adopt this guidance effective January 1, 2022. The Group is evaluating the impact on its consolidated financial statements.

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

In January 2017, the FASB issued ASU 2017-04, “Intangibles — Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment,” which simplifies how an entity is required to test goodwill for impairment by eliminating step two from the goodwill impairment test. Step two of the goodwill impairment test measures a goodwill impairment loss by comparing the implied fair value of a reporting unit’s goodwill with its carrying amount. The new guidance is effective prospectively for us for the year ending December 31, 2021 and interim reporting periods during the year ending December 31, 2021. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Group is in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This guidance removes certain exceptions to the general principles in Topic 740 and enhances and simplifies various aspects of the income tax accounting guidance, including requirements such as tax basis step-up in goodwill obtained in a transaction that is not a business combination, ownership changes in investments, and interim-period accounting for enacted changes in tax law. This standard is effective for the Group for the annual reporting periods beginning January 1, 2022 and interim periods beginning January 1, 2023. Early adoption is permitted. The Group does not expect any material impact on the Group’s consolidated financial statements.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.              SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(ee)        Recent accounting pronouncements (continued)

In January 2020, the FASB issued ASU 2020-01, Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) - Clarifying the Interactions between Topic 321, Topic 323, and Topic 815. This guidance addresses accounting for the transition into and out of the equity method and provides clarification of the interaction of rules for equity securities, the equity method of accounting, and forward contracts and purchase options on certain types of securities. This standard is effective for the Group beginning January 1, 2022 including interim periods within the fiscal year. Early adoption is permitted. The Group does not expect any material impact on its consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06, “Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40)”. This ASU reduces the number of accounting models for convertible debt instruments and convertible preferred stock. As well as amend the guidance for the derivatives scope exception for contracts in an entity’s own equity to reduce form-over-substance-based accounting conclusions. In addition, this ASU improves and amends the related EPS guidance. This standard is effective for the Group on January 1, 2022, including interim periods within those fiscal years. Adoption is either a modified retrospective method or a fully retrospective method of transition. The Group is currently evaluating the impact of the adoption of ASU 2020-06 on its consolidated financial statements.

In October 2020, the FASB issued Accounting Standards Update No. 2020-10, Codification Improvements — Disclosures (“ASU 2020-10”) to align with the SEC’s regulations. This ASU improves consistency by amending the codification to include all disclosure guidance in the appropriate disclosure sections and clarifies application of various provisions in the Codification by amending and adding new headings, cross referencing to other guidance, and refining or correcting terminology. The Group will adopt ASU 2020-10 as of the reporting period beginning January 1, 2021. This ASU will not affect the Group’s results of operations, cash flows or financial position and the Group does not expect the adoption to have a material impact on the disclosures to the consolidated financial statements.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

3.                  LIQUDITY

The Group’s principal sources of liquidity have been cash generated from financing and operating activities. As of December 31, 2020, the Group had RMB 3,016 (US$462) of cash and cash equivalents and a working capital deficit of RMB 22,236 (US$3,408). For the years ended December 31, 2018, 2019, and 2020, the Group incurred continuous losses of RMB 42,296, RMB 101,621 and RMB 80,565 (US$12,347), respectively. For the year ended December 31, 2020, the Group incurred RMB 58,967 (US$9,035) of negative cash flows from operations and RMB 2,482 (US$380) of cash flow used in investing activities. Management expects continuous capital financing through debt or equity issuance to supports its working capital. Subsequent to December 31, 2020, the Group closed the issuance of convertible debentures in the aggregate principal of $2,000,000 at a purchase price of $1,700,000 to certain non-U.S. investors and the Group entered into a share subscription agreement with a Chinese investor, under which the Group would issue, and the investor would acquire, a number of Class A ordinary shares in the Group for consideration of RMB12 million at a purchase price of US$4.8 per share (Note 18). The Group believes that the current cash and cash equivalents, together with the financing received subsequent to year end will be sufficient to meet the Group’s anticipated cash needs, including its cash needs for working capital and capital expenditures, for at least the next 12 months from the consolidated financial statement filing date.

The Group intend to finance its future working capital requirements and capital expenditures from cash generated from financing activities until the Group’s operating activities generate positive cash flows, if ever. The Group may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions the Group may decide to pursue. If the Group’s existing cash is insufficient to meet its requirements, the Company may seek to issue debt or equity securities or obtain additional credit facilities. Financing may be unavailable in the amounts it needs or on terms acceptable to the Company, if at all. Issuance of additional equity securities or equity-linked securities, including convertible debt securities, would dilute its earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict its operations and its ability to pay dividends to the Group’s shareholders.

4.                  OTHER CURRENT ASSETS, NET

Other current assets consist of the following:

	As of December 31,
	2019	2020
	RMB	RMB	US$

Capitalized listing expense	9,764	—	—
Tax recoverable	1,574	1,649	253
Others	1,455	1,753	268
	12,793	3,402	521
Allowance for doubtful accounts	(3)	(99)	(15)
Total	12,790	3,303	506

Movement in the allowances for doubtful debts were as follows:

	Years ended December 31,
	2019	2020
	RMB	RMB	US$

Balance at beginning of year	36	3	—
Additional provision	117	96	15
Write-offs	(150)	—	—
Balance at end of year	3	99	15

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

5.                  PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

	As of December 31,
	2019	2020
	RMB	RMB	US$

Buildings	16,029	16,029	2,457
Leasehold improvements	52	—	—
Furniture, fixtures and equipment	10,352	11,133	1,706
Motor vehicles	530	517	79
Total	26,963	27,679	4,242
Less:
Accumulated depreciation	(8,728)	(10,028)	(1,537)
	18,235	17,651	2,705
Construction in progress	633	1,616	248
Property and equipment, net	18,868	19,267	2,953

Construction in progress represents the renovation of an office building and spare parts for medical equipment which the Company will used to assemble new equipment in house.

Depreciation expense was RMB 2,357, RMB 2,059 and RMB 2,441 (US$ 374) for the years ended December 31, 2018, 2019 and 2020, respectively. No impairment charges were recognized on the property and equipment for the years ended December 31, 2018, 2019 and 2020.

6.                  LAND USE RIGHTS, NET

The land use rights assets as of December 31, 2019 and 2020 are summarized as follows:

	As of December 31,
	2019	2020
	RMB	RMB	US$

Land use rights, cost	1,388	1,388	213
Less:
Accumulated depreciation	(194)	(222)	(34)
Land use rights, net	1,194	1,166	179

Amortization expense of the land use rights for the years ended December 31, 2018, 2019 and 2020 was RMB 257, RMB 28 and RMB 28 (US$4), respectively. As of December 31, 2020, expected amortization expense for the land use rights is approximately RMB 28 in 2021, RMB28 in 2022, RMB28 in 2023, RMB28 in 2024, RMB28 in 2025 and RMB1,026 in 2026 and thereafter.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

7.                  INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following:

	As of December 31,
	2019	2020
	RMB	RMB	US$

Software	1,305	1,331	204
Medical license	5,300	5,300	812
Total	6,605	6,631	1,016
Less: Accumulated amortization	(1,405)	(2,035)	(312)
Land use rights, net	5,200	4,596	704

Amortization expense for the years ended December 31, 2018, 2019 and 2020 amounted to RMB 530, RMB 577 and RMB 630 (US$97), respectively. The estimated aggregate amortization expense for each of the five succeeding years is as follows:

Year ending December 31,	RMB
2021	758
2022	349
2023	355
2024	355
2025	355
Thereafter	2,424
Total	4,596

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

8.                  LONG-TERM INVESTMENTS, NET

As at December 31, 2019 and 2020, long-term investments consisted of the following:

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$

Equity method investments
Anpac Beijing Health Management Co., Ltd (“Anpac Beijing”).	802	789	121
Shanghai Moxu Bio-medical Science Co., Ltd.(“Moxu”)	94	94	14

Equity securities without readily determinable fair values
Jiangsu Anpac Health Management Co., Ltd. (“Jiangsu Anpac”)	2,750	2,750	421
Less:
Impairment	(1,320)	(2,750)	(421)
Total	2,326	883	135

Equity method investments

On October 19, 2017, the Group and other third parties established Anpac Beijing, of which the Group owned 35% of the investment. In October 2019, the Group’s registered shareholding ratio of Anpac Beijing decreased from 35% to 18% according to the resolution of Anpac Beijing signed in October 2019. The Group’s paid-in shareholding ratio is 35% in both 2018 and 2019, and the shareholding ratio is 18% in 2020. On June 8, 2018, the Group and other third parties established Moxu, of which the Group owned 20% of the investment. The Group assessed the Group had significant influence over these two investees as of December 31, 2019 and 2020.

Equity securities without readily determinable fair values

In January 2016, the Group and other third parties established Jiangsu Anpac, of which the Group owned 10% of the investment. In November 2017, the Group further acquired a 5% equity interest. The Group accounted for the investment under cost method since the Group does not have the ability to exert significant influence over Jiangsu Anpac. With the adoption of ASU 2016-01, the Group accounted for it as equity securities without readily determinable fair values. The Group elected to use the measurement alternative to measure such investments at fair value based on the income approach using the discounted cash flow associated with the underlying assets, which incorporated certain assumptions including the investees’ revenue, growth rates and projected operating costs based on current economic condition, expectation of management and projected trends of current operating results. For the years ended December 31, 2018, 2019 and 2020, the Group recognized impairment loss of Nil, RMB 1,320 and RMB 1,430 (US$219) in Jiangsu Anpac investment, respectively.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

9.                  SHORT-TERM DEBTS

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$

Short-term bank and other borrowings (i)	14,000	6,000	920
Convertible loan (“CL”) (ii)	24,568	2,232	342
Total	38,568	8,232	1,262

(i)        The short-term borrowings as of December 31, 2020 consisted of RMB 6,000 borrowings that had a fixed annual interest rate of 4.15% and are due on September 30, 2021. The short-term borrowings as of December 31, 2019 consisted of RMB8,000 and RMB6,000 borrowings that had fixed annual interest rates of 11% and 4.35%, respectively, and were fully repaid upon maturities in fiscal 2020.  These borrowings are pledged by certain properties of the Group and the Founder, and guaranteed by the Founder. Interest expense recognized for short-term borrowings for the years ended December 31, 2019 and 2020 were RMB1,037 and RMB728(US$112), respectively.

(ii)     During April to August of 2018, the Group issued convertible loans (CL) with an aggregate principal amount of US$2,500 to Jiaxing Zhijun Investment Management Co., Ltd. (“Zhijun”). The CL is originally due in one year and bears interest of 9% per annum if the conversion feature is not triggered. The CL is ultimately guaranteed by the Founder’s personal assets. The convertible loans were fully repaid upon maturity in fiscal 2020.

On July 30, 2020, the Group issued convertible loans with an aggregate principal amount of US$265 to EMA Financial, LLC. (“EMC”). The CL is originally due in nine months and bears interest of 10% per annum if the conversion feature is not triggered. The CL is ultimately guaranteed by the Founder’s personal assets. The loan was converted into 54,642 shares on February 17, 2021.

Interest expense recognized for CL for the years ended December 31, 2019 and 2020 were RMB1,553 and RMB451(US$69), respectively.

Weighted average interest rate for the years ended December 31, 2019 and 2020 were 8.58% and 8.40%, respectively.

Conversion feature

Pursuant to the CL agreement, the conversion price with EMC is lower of the closing price of US$5.9 and 80% of the average trading price of common stock during 5 trading days immediately preceding conversion.

The Group has elected to recognize the CL at fair value and therefore there was no further evaluation of embedded features for bifurcation.

For the years ended December 31, 2018 and 2019, the Group recognized an unrealized loss of RMB 784 and RMB 5,296, respectively, in other expense for the years ended December 31, 2018 and 2019, except for the fair value changes related to the Group’s own credit risks which are recognized in accumulated other comprehensive loss for the year ended December 31, 2019.

For the year ended December 31, 2020, the Group fully repaid the CL with Zhijun of RMB 17,261 ($2,645). Upon the repayment, the Group recognized other income of RMB 7,162 ($1,098) for the year ended December 31, 2020 and reversed in aggregated of RMB 108 ($15) of the fair value changes relating to the Group’s own credit risks previously recognized in the other comprehensive loss. For the year ended December 31, 2020, the Group recognized an unrealized loss of RMB 532 (US$82) from CL with EMC in other expense due to the change in the fair value during the year.

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

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

10.           ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$

Salary and welfare payable	9,498	6,866	1,053
Payable for acquisition of noncontrolling interests	245	245	38
Accrued rental	1,550	1,768	271
Accrued expenses	4,430	14,136	2,166
Value added tax and other taxes payable	100	263	40
Payable for property and equipment	15	559	86
Accrued utilities	5	52	8
Other payables	2,939	1,464	224
Total	18,782	25,353	3,886

11.           ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME

Other comprehensive (loss) income includes the foreign currency translation differences and fair value change relating to Company’s own credit risk on convertible loan. A rollforward of the amounts included in accumulated other comprehensive (loss) income for the years ended December 31, 2019 and 2020 was as follows:

	Foreign currency translation adjustments	Fair value change	Total
Balance as of January 1, 2019	(976)	1,063	87
Fair value change relating to Company’s own credit risk on convertible loan	—	(955)	(955)
Foreign currency translation differences	2,978	—	2,978
Balance as of December 31, 2019	2,002	108	2,110

Fair value change relating to Company’s own credit risk on convertible loan	—	(108)	(108)
Foreign currency translation differences	2,793	—	2,793
Balance as of December 31,2020 (RMB)	4,795	—	4,795
Balance as of December 31, 2020 (US$)	735	—	735

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

12.           SHAREHOLDERS’ EQUITY

Ordinary Shares

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

As of December 31, 2019 and 2020, the Group is authorized to issue 70,000,000 Class A Ordinary shares with US$0.01 par value per share. As of December 31, 2019 and 2020, 7,004,900 and 9,157,660 Class A ordinary shares were issued and outstanding, respectively. As of December 31, 2019 and 2020, the Group is authorized to issue 30,000,000 Class B Ordinary shares with US$0.01 par value per share. As of December 31, 2019 and 2020, 2,863,100 Class B ordinary shares were issued and outstanding. Holders of Class A ordinary shares and Class B ordinary shares have the same rights, except for voting and conversion rights. Each Class A ordinary share is entitled to one vote; and each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Completion of IPO

On January 30, 2020, the Group completed its IPO on the Nasdaq Stock Exchange. The Group offered 1,333,360 ADSs, representing 1,333,360 Class A ordinary shares at offering price of US$12.00 per ADS. The net proceeds to the Group from the IPO, after deducting commissions and offering expenses of approximately RMB35,200 (US$5,395), were RMB 75,460 (or approximately US$ 11,565).

Shares issued for service

On July 28, 2020, the Group entered into a service agreement with a public relationship (“PR”) firm. Pursuant to the service agreement, the Group is required to pay 70,000 class A ordinary shares for the PR service by the period ended on September 29, 2020. The fair value of the PR service was RMB 2,706 (US$415) determined based on the Group’s share price on July 28, 2020. The Group issued 35,000 Class A ordinary shares for the year ended December 31, 2020 and the remaining 35,000 Class A ordinary share were issued subsequently to December 31, 2020. Since the remaining 35,000 Class A ordinary shares is legally required to be issued by December 31, 2020, the Group included it in the calculation of the number of shares issued and outstanding as of December 31, 2020.

Shares issued for reserve

For the year ended December 31, 2020, the Group issued 500,000 Class A ordinary shares held in an escrow account as reserve solely for potential convertible note conversion.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

13.           SHARE BASED COMPENSATION

On February 1, 2010, the shareholders and Board of Directors (the “Board”) of the Group approved a resolution which authorized the chairman of the Board to grant share options to its eligible employees, directors, officers and consultants of the Group of a number of shares not exceeding 1,190,000 before July 1, 2017. On October 19, 2015, the shareholders and the Board approved a resolution to increase the authorized number to grant in the future up to 1,866,600. On July 1, 2017, in order to provide additional incentives to attract and retain key employees, directors, officers and consultants of outstanding ability and to motivate them to exert their best efforts, the shareholders and the Board further approved a resolution to grants in the future up to 2,726,600.  The options granted are vested either (i) immediately upon grant date; or (ii) over various vesting schedule which no more than four years. After the Group completed its IPO, all the new options were granted under 2019 Share Incentive Plan discussed below.

On October 31, 2019, the shareholders and the Board approved the 2019 Share Incentive Plan (“2019 Plan”) which authorized the compensation committee or such other committee to grant share options to directors, service provider, advisor, employees and consultants of the Group of a number of shares not exceeding 1,105,300. As of December 31, 2019, no share based compensation was granted under 2019 Plan.

For the year ended December 31, 2020, the Board approved to issue share options to its eligible employees, directors, officers and consultants of the Group of 650,000 under 2019 Plan with exercise price ranging from $3.78 per share to $12 per share and contractual life of 10 years. All these options were vested over 1-5 years term based on the related option agreements. As of December 31, 2020, 650,000 options were issued under 2019 Plan.

Employees

The options granted to employees are measured based on the grant date fair value of the equity instrument. They are accounted for as equity awards and contain only service vesting conditions. The following table summarized the Group’s employee share option activities:

	Number of Options	Weighted Average Exercise Price	Weighted Average Grant date Fair Value	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
		US$ per option	US$ per option	Years	US$

Share options outstanding at January 1, 2018	427,100	0.0001	4.93	7.21	4,041
Granted	206,000	0.0005	9.53	—	—
Forfeited	(1,600)	0.0010	4.45	—	—
Share options outstanding at January 1, 2019	631,500	0.0002	6.43	7.22	6,090
Granted	327,000	0.0004	9.80	—	—
Forfeited	(42,000)	Nil	9.68	—	—
Share options outstanding at December 31, 2019	916,500	0.0003	7.48	7.26	8,985
Granted	379,000	9.07	3.10	—	—
Exercised	(213,700)	—	8.13	—	—
Forfeited	(30,000)	0.0001	3.04	—	—
Share options outstanding at December 31, 2020	1,051,800	3.27	5.87	7.37	3,616
Vested and exercisable at December 31, 2020	578,600	1.91	6.11	6.06	2,579

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

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

For the years ended December 31, 2018, 2019 and 2020, the total fair value of the equity awards vested were RMB 2,312 and RMB 12,376 and RMB 11,725 (US$1,797) respectively. As of December 31, 2020, there was RMB 12,220 (US$1,873) in total unrecognized employee share-based compensation expense related to unvested options, that may be adjusted for actual forfeitures occurring in the future. Total unrecognized compensation cost may be recognized over a weighted-average period of 1.49 years.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

13.           SHARE BASED COMPENSATION (CONTINUED)

Nonemployees

The options granted to nonemployees are accounted for as equity awards with service and/or performance vesting conditions. The following table summarized the Group’s nonemployee share option activity:

	Number of Options	Weighted Average Exercise Price	Weighted Average Grant date Fair Value	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
		US$per option	US$per option	Years	US$

Share options outstanding at January 1, 2018	219,400	0.0000	4.91	7.22	2,076
Granted	53,700	0.0005	9.55
Forfeited	(160,000)	Nil	4.44
Exercised	(19,400)	Nil	6.50
Share options outstanding at January 1, 2019	93,700	0.0004	7.53	8.11	904
Granted	153,300	0.0003	9.80
Share options outstanding at December 31, 2019	247,000	0.0003	8.94	8.40	2,422
Granted	271,000	8.44	3.07	—	—
Forfeited	—	—	—	—	—
Exercised	(70,700)	1.60	6.66	—	—
Share options outstanding at December 31, 2020	447,300	4.86	5.85	8.55	1,166
Vested and exercisable at December 31, 2020	268,800	2.79	7.73	7.83	1,093

The aggregate intrinsic value in the table above represents the difference between the exercise price of the awards and the fair value of the underlying Ordinary Shares at each reporting date, for those awards that had exercise price below the estimated fair value of the relevant Ordinary Shares.

The total fair value of the equity awards vested during the years ended December 31, 2018, 2019 and 2020 were RMB 3,004, RMB 9,284 and RMB 6,037 (US$925) respectively. As of December 31, 2020, there was RMB 2,546 (US$390) of total unrecognized nonemployee share-based compensation expenses, related to unvested share-based awards. Total unrecognized compensation cost may be recognized over a weighted-average period of 1.06 years.

Fair value of options

The Group estimate the fair value of share options with the assistance of an independent third-party valuation firm. The assumptions used to value the share options granted to employees and nonemployee were as follows:

	For the year ended December 31,
	2018	2019	2020
Risk-free interest rate	2.46%-3.11%	1.55%-2.50%	0.55%-0.93%
Expected volatility range	62.14%-63.61%	60.37%-64.48%	49%-65%
Exercise multiple	2.5	2.5	2.5
Fair market value per ordinary share as at grant dates	US$9.46-9.61	US$9.61-9.80	US$1.74-$4.83

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

13.           SHARE BASED COMPENSATION (CONTINUED)

Fair value of options (Continued)

The estimated fair value of the Group’s ordinary shares at their respective grant dates, was determined with the assistance of an independent third-party valuation firm. The risk-free interest rate for periods within the contractual life of the options is based on the U.S. Treasury yield curve in effect at the time of grant for a term consistent with the contractual term of the awards. Expected volatility is estimated based on the historical volatility ordinary shares of several comparable companies in the same industry. The expected exercise multiple is based on management’s estimation, which the Group believes is representative of the future.

The Group also entered into a share purchase agreement with CRS Holdings Inc. (“CRS”, a company controlled by the Founder, who has also been served as the Chief Executive Officer since the inception of the Group) in 2019. Per the share purchase agreement, CRS purchased 214,000 ordinary shares at a consideration of $3.27 per share. The below fair value offering price in the share purchase agreement with CRS essentially represents compensation to the Founder, for past services incurred.

The following table sets forth the amount of share-based compensation expense included in each of the relevant financial statement line items:

	For the years ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Cost of revenues	317	327	327	50
Selling and marketing expenses	2,871	5,393	1,113	170
Research and development expenses	1,958	2,534	3,534	542
General and administrative expenses	2,790	24,601	12,788	1,960

Total share-based compensation expenses	7,936	32,855	17,762	2,722

14.           INCOME TAXES

BVI

The Company is incorporated in the BVI and conducts its primary business operations through the subsidiaries in the PRC and the U.S. Under the current laws of the BVI, the Company is not subject to tax on income or capital gains. Additionally, upon payments of dividends by the Company to its shareholders, no BVI withholding tax will be imposed.

PRC

The Group’s subsidiaries in the PRC are subject to the statutory rate of 25%, in accordance with the Enterprise Income Tax law (the “EIT Law”), which was effective since January 1, 2008. Changhe Bio-Medical Technology (Yangzhou) Co., Ltd., Changwei System Technology (Shanghai) Co., Ltd., Shanghai Xinshenpai Technology Co., Ltd., AnPac Bio-Medical Technology (Shanghai) Co., Ltd., Shiji (Hainan) Medical Technology Ltd. and Penghui Health Management Co., Ltd. are entitled to a preferential income tax rate of 20%, as they qualify as small and micro-sized enterprises.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

14.           INCOME TAXES (CONTINUED)

PRC (Continued)

Dividends, interests, rent and royalties payable by the Group’s PRC subsidiaries, to non-PRC resident enterprises, and proceeds from any such non-resident enterprise investor’s disposition of assets (after deducting the net value of such assets) shall be subject to 10% withholding tax, unless the respective non-PRC resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with PRC that provides for a reduced withholding tax rate or an exemption from withholding tax.

United States

AnPac US is subject to the U.S. federal corporate income tax at a rate of 21% for the years ended December 31, 2018, 2019 and 2020, respectively. AnPac US is also subject to state income tax in California for the years ended December 31, 2018, 2019 and 2020.

The Group’s loss before income taxes consisted of:

	For the year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$

Non-PRC	(18,944)	(56,658)	(51,328)	(7,866)
PRC	(23,551)	(45,181)	(29,325)	(4,494)

Total	(42,495)	(101,839)	(80,653)	(12,360)

The current and deferred components of income tax benefit appearing in the consolidated statements of comprehensive income are as follows:

	For the years ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$

Current tax benefit	111	130	—	—
Deferred tax benefit	88	88	88	13

Total	199	218	88	13

The reconciliation of tax computed by applying the statutory income tax rate of 25% for the year ended December 31, 2018, 2019 and 2020 applicable to the PRC operations to income tax benefit were as follows:

	For the years ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$

Loss before income taxes	(42,495)	(101,839)	(80,653)	(12,360)
Income tax benefit computed at the statutory income tax rate at 25%	10,624	25,460	20,163	3,090
Non-deductible expenses	(4,485)	(5,141)	2,475	379
International rate differences	(2,227)	(11,367)	(9,606)	(1,472)
Preferential tax rate differences	(210)	(710)	(552)	(85)
Effect of change in tax rate	(826)	789	—	—
Change in valuation allowance	(2,677)	(8,813)	(12,392)	(1,899)

Income tax benefit	199	218	88	13

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

14.           INCOME TAXES (CONTINUED)

Deferred Taxes

The significant components of deferred taxes were as follows:

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$

Deferred tax assets:
Net loss carryforward	23,148	34,417	5,275
Accrued expenses	1,479	1,359	208
Provision for doubtful accounts	70	857	131
Others	69	—	—
Valuation allowance	(24,766)	(36,633)	(5,614)
Total deferred tax assets.	—	—	—

Deferred tax liabilities:
Long-lived assets arising from acquisition	(1,134)	(1,045)	(160)

Total deferred tax liabilities.	(1,134)	(1,045)	(160)

The Group operates through several subsidiaries. Valuation allowance is considered for each of the entities.

Realization of the net deferred tax assets is dependent on factors including future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing deductible temporary differences and tax loss carry forwards. The Group evaluates the potential realization of deferred tax assets on an entity-by-entity basis. As of December 31, 2020 and 2019, the Company and all of its subsidiaries were in cumulative loss position, valuation allowances were provided against deferred tax assets in entities where it was determined it was more likely than not that the benefits of the deferred tax assets will not be realized.

As of December 31, 2020, the Group had net operating losses carryforward of RMB 141,892 (US$ 21,746) derived from entities in the PRC and the U.S., of which can be carried forward per tax regulation to offset future taxable income. The PRC net operating losses of RMB 124,333 (US$ 19,055) will expire from 2021 to 2025 if not utilized. The U.S. net operating losses of RMB 17,559 (US$ 2,691) can be utilized indefinitely.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

15.  RELATED PARTY TRANSACTIONS AND BALANCES

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. The related parties that had transactions or balances with the Group in 2019 and 2020 consisted of:

Related Party	Nature of the party	Relationship with the Group
Dr. Chris Chang Yu	Individual	Founder and Chairman with majority voting control
Ms. Lin Yu	Individual	Director of the Group
Anpai (Shanghai) Healthcare Management and Consulting Co., Ltd. (“Anpai”)	Health management	Equity investee of the Group
Anpac Beijing	Health management	Equity investee of the Group
Jiaxing Zhijun Sihang Investment Partnership Enterprises (limited partnership) (“Jiaxing Zhijun”)	Private equity investment	Shareholder
Jiaxing Zhijun Investment Management Co., Ltd. (“Zhijun”)	Investment management	General partner of the shareholder
CRS	Investor	Controlled by Dr. Chris Chang Yu
Jiangsu Anpac	Health management	Equity investee of the Group
Shanghai Yulin Information Technology Co., Ltd. (“Shanghai Yulin”)	Information technology	Controlled by Ms. Lin Yu
Weidong Dai	Individual	Director of the Group
Xuedong Du	Individual	Director of the Group
Rouou Ying	Individual	Supervisor of Apanc lishui
Xing Pu	Individual	Director of Lishui anpac
Shanghai Muqing Industrial Co., Ltd. (“Shanghai Muqing Industrial”)	Investor	Equity investee of Muqing Anpanc
Shanghai Muqing Jiahe Healthcare Management Co., Ltd. (Shanghai Muqing Jiahe)	Health management	Controlled by Shanghai Muqing industrial

(a)             Related party balances

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
Due from related parties:
Anpai	535	215	33
Jiangsu Anpac	1	—	—
Zhijun	6	—	—
Shanghai Yulin	13	13	2
Shanghai Muqing Jiahe	—	9	1
Anpac Beijing	—	200	31
Xuedong Du	—	832	128
Xing Pu	—	8	1

	555	1,277	196

Amounts due from Anpai, Jingsu Anpac and Jiaxing Zhijun comprise of accounts receivable. Amounts due from Shanghai Yulin comprise of other current assets.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
Due to related parties:
CRS	1,894	2,802	430
Zhijun	—	55	8
Jiaxing Zhijun	2,403	877	135
Jiangsu Anpac	300	302	46
Weidong Dai	—	22	3
Rouou Ying	—	4	1
Shanghai Muqing Industrial	—	68	10

	4,597	4,130	633

Amounts due to Jiangsu Anpac comprise of loans which were interest-free, unsecured and repayable on demand, while amounts due to Jiaxing Zhijun and CRS comprise of the accrued interest expense of RMB 876(US$134) and RMB 59 (US$9).

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

15. RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

(b)  Related party transactions

During the year ended December 31, 2018, 2019 and 2020, related party transactions consisted of the following:

	For the years ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Revenue rendered to Anpac Beijing	231	3	1	—
Revenue rendered to Jiangsu Anpac	110	64	39	6
Revenue rendered to Anpai.	298	616	96	15
Consulting service received from Anpac Beijing	700	2,199	898	138
Consulting service received from Jiangsu Anpac.	—	—	8	1
Rent from Shanghai muqing industrial	—	—	443	68
Advance from Jiaxing Zhijun	25,000	—	—	—
Purchase ordinary shares with the advance from Jiaxing Zhijun	—	25,000	—	—
CL from Zhijun	16,445	—	—	—
Repayment to Zhijun	—	—	(17,261)	(2,645)
Interest expense to Zhijun	824	1,579	1,664	255
Loan from CRS	1,431	1,202	(2,071)	(317)
Repayment of loan to CRS	(1,144)	(1,262)	1,498	230
Loan to Shanghai Yulin	—	(2,885)	—	—
Repayment of loan from Shanghai Yulin	—	2,872	—	—
Repayment to Jiangsu Anpac	(350)	(150)	—	—

(c) Guarantor

The Group’s short-term borrowings in 2019 consisting of an RMB 8,000 and RMB 6,000 borrowing are guaranteed by the Founder.

16. RESTRICTED NET ASSETS

In accordance with the PRC Regulations on Enterprises with Foreign Investment, an enterprise established in the PRC with foreign investment is required to make appropriations to certain statutory reserves, namely a general reserve fund, an enterprise expansion fund, a staff welfare fund and a bonus fund, all of which are appropriated from net profit as reported in its PRC statutory accounts. A foreign invested enterprise is required to allocate at least 10% of its annual after-tax profits to a general reserve fund until such fund has reached 50% of its respective registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus funds are at the discretion of the board of directors for the foreign invested enterprises. For other subsidiaries incorporated in the PRC, the general reserve fund was appropriated based on 10% of net profits as reported in each subsidiary’s PRC statutory accounts. General reserve and statutory surplus funds are restricted to set-off against losses, expansion of production and operation and increasing registered capital of the respective company. Staff welfare and bonus fund and statutory public welfare funds are restricted to capital expenditures for the collective welfare of employees. The reserves are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor are they allowed for distribution except under liquidation. As of December 31, 2019 and 2020, the PRC subsidiaries did not have after-tax profit and therefore no statutory reserves were allocated.

In addition, under PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer their net assets to the Company in the form of dividend payments, loans or advances. As of December 31, 2019 and 2020, restricted net assets of the Company’s PRC subsidiaries were RMB 5,406 and RMB 166,729 (US$ 25,552), respectively.

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

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

17. COMMITMENTS AND CONTINGENCIES

(a)         Operating lease commitments

The Group has entered into lease agreements for its business operations. Such leases are classified as operating leases.

Future minimum lease payments under non-cancellable operating lease agreements at December 31, 2020 were as follows:

Twelve months ending December 31,	Minimum lease payment
	RMB	US$
2021	1,838	282
2022	1,432	219
2023	2,717	416
2024	2,739	420
2025 and thereafter	18,663	2,860
Total	27,389	4,197

(b)         Litigation

In the ordinary course of the business, the Group is subject to periodic legal or administrative proceedings. As of December 31, 2019 and 2020, the Group is not a party to any legal or administrative proceedings which will have a material adverse effect on the Group’s business, financial position, results of operations and cash flows.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

18. SUBSEQUENT EVENTS

On February 1, 2021, the Board of directors approved to issue stock options of 250,000 to the Founder, the Chief Executive Officer of the Group to incentivize the future performance under the 2019 Plan with exercise price of $3.78 per share and expected life of 10 years. All these options were vested by February 1, 2021 based on the related option agreements. In addition, between January 2021 and April 2021, the Company issued 101,333 stock options to four consultants and two employees under the 2019 Plan with exercise price between $0 to $7.55 per share and expected life of 10 years.

On February 5, 2021, the Group closed the issuance of convertible debentures (the “Debentures”) in the aggregate principal of $2,000,000 at a purchase price of $1,700,000 pursuant to Regulation S of the Securities Act of 1933, as amended, to certain non-U.S. investors (the “Note Holders”). After deducting the original issue discount and offering expenses, the net proceeds will be used for general corporate purposes. The Debentures will mature in twelve months on February 4, 2022 and carries an interest rate of 0% per year, subject to certain condition that may increase the rate to 15% per year. The Note Holders may convert the Debentures into the Group’s ADSs, each currently representing one Class A ordinary share of the Group, at any time on or prior to maturity at the lower of (i) $15.00, or (ii) the lower of (x) 82% of the closing bid price in the last reported trade of the ADSs or (y) 80% of the VWAPs (daily dollar volume-weighted average price) during the 10 consecutive trading days, immediately preceding the date of conversion or other date of determination (the “Variable Conversion Price”), but not lower than the floor price of $1.00. Subject to the floor price, the Variable Conversion Price shall be 75% of the VWAPs during the 10 consecutive trading days, immediately preceding the conversion date or other date of determination if the Group shall trigger certain event of default as set forth in the Debenture. The conversion rate of the Debentures is subject to adjustments under the terms of the Debentures. The Group has agreed to register for resale the ADSs underlying the Debentures with the U.S. Securities and Exchange Commission pursuant to a registration rights agreement dated February 5, 2021.

On February 17, 2021, EMC converted the CL (Note 8) into 54,642 shares of ADS at the conversion price of $5.12 per share.

On February 20, 2021, the Group entered into a share purchase agreement with CEO, under which the CEO will purchase the Group’s 152,100 ordinary shares at the price of $4.56 per share with net proceeds of approximately $0.7 million

On February 21, 2021, the Group entered into a share subscription agreement with a Chinese investor (the “investor”), under which the Group would issue, and the investor would acquire, a number of Class A ordinary shares in the Group for consideration of RMB12 million (or approximately $1.8 million) at a purchase price of US$4.8 per share. The Group issued 387,597 Class A ordinary Shares to the investor on February 24, 2021 according to the subscription agreement, based on an exchange rate of RMB6.45 to US$1.00, and in return, the Group received the consideration in full on March 18, 2021. The Group paid a finder’s fee in the form of 19,174 Class A ordinary shares to a Chinese consultant on March 22, 2021 in connection with this transaction.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

19. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed balance sheets

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	44	68	10
Advances to suppliers	—	4,467	685
Amounts due from affiliates and subsidiaries	99,704	58,341	8,941
Other current assets	872	1,187	182
Total current assets	100,620	64,063	9,818
Non-current assets:
Investments in subsidiaries	(72,289)	(49,424)	(7,573)
Other assets	760	—	—
TOTAL ASSETS	29,091	14,639	2,245

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Short-term debts	24,568	2,232	343
Amounts due to related parties	18,194	4,206	645
Accrued expenses and other current liabilities	2,302	5,253	805
Total liabilities	45,064	11,691	1,793

Shareholders’ (deficit) equity:
Class A Ordinary shares (US$0.01 par value per share; 70,000,000 shares authorized, 7,004,900 and 9,192,660 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	466	618	95
Class B Ordinary shares (US$0.01 par value per share; 30,000,000 authorized, 2,863,100 shares issued and outstanding as of December 31, 2019 and 2020)	191	191	29
Additional paid-in capital	257,736	354,295	54,298
Accumulated deficits	(276,476)	(356,951)	(54,705)
Accumulated other comprehensive income	2,110	4,795	735
Total shareholders’ (deficit) equity	(15,973)	2,948	452
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	29,091	14,639	2,245

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

19. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (Continued)

Condensed statements of comprehensive loss

	For the years ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Operating loss:
Selling and marketing expenses	(2,871)	(5,393)	(3,922)	(601)
Research and development expenses	(1,958)	(2,534)	(4,800)	(736)
General and administrative expenses	(3,537)	(31,884)	(33,499)	(5,134)

Loss from operations	(8,366)	(39,811)	(42,221)	(6,471)
Interest expense	(828)	(1,576)	(393)	(60)
Other (expense) income, net	—	23)	(692)	(106)
Change in fair value of convertible debt	(784)	(5,296)	6,630	1,016
Share of losses of subsidiaries	(32,085)	(54,400)	(43,799)	(6,712)

Loss before income taxes and net loss	(42,063)	(101,060)	(80,475)	(12,333)

Other comprehensive income, net of tax
—Fair value change relating to Company’s own credit risk on convertible loan	—	(955)	(108)	(17)
—Foreign currency translation adjustment	797	2,978	2,793	428
Total comprehensive loss	(41,266)	(99,037)	(77,790)	(11,922)

Condensed statements of cash flows

	As of December 31
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Net cash used in operating activities	(1,259)	(11,922)	(65,043)	(9,968)
Net cash used in investing activities	(12,475)	(31,415)	(79,461)	(12,178)
Net cash provided by financing activities	15,150	39,648	144,408	22,132
Effect of exchange rate changes on cash and cash equivalents	125	30	120	18
Net increase (decrease) in cash and cash equivalents	1,541	(3,659)	24	3
Cash and cash equivalents at beginning of year	2,162	3,703	44	7
Cash and cash equivalents at end of year	3,703	44	68	10