Form 20-F/A
period 2020-12-31
AnPac Bio-Medical Science Co., Ltd.
filed 2021-07-09
CIK 1786511

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

☐ Yes   ☐ No

EXPLANATORY NOTE

This amendment No. 1 (the “Amendment No. 1”) to the annual report on Form 20-F of AnPac Bio-Medical Science Co., Ltd. for the fiscal year ended December 31, 2020, which was originally filed with the Securities and Exchange Commission on April 30, 2021 (the “FY 2020 Annual Report”), is being filed solely for purposes of filing the updated certifications as exhibits to this Amendment No.1 by the Company’s principal executive officer and principal financial officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.

Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any other item of the FY 2020 Annual Report, or reflect any event that has occurred after the FY 2020 Annual Report was originally filed.

ITEM 19.	EXHIBITS

12.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing this Amendment No. 1 and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 on its behalf.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

By:	/s/ Chris Chang Yu
Name: Chris Chang Yu
Title: Chairman of the Board of Directors and Chief Executive Officer

Date: July 9, 2021