Form 20-F
period 2021-12-31
AnPac Bio-Medical Science Co., Ltd.
filed 2022-05-16
CIK 1786511

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

⌧	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Chris Chang Yu, Co-Chairman and Co-Chief Executive Officer

Tel: +86-21-51085515

chris_yu@anpac.cn

801 Bixing Street, Bihu County

Lishui, Zhejiang Province 323006

The People’s Republic of China

(Name, Telephone, E-mail and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
American depositary shares (each representing one Class A ordinary share, par value US$0.01 per share) Class A ordinary share, par value US$0.01 per share *	ANPC	NASDAQ Capital Market

*          Not for trading, but only in connection with the listing on the NASDAQ Capital Market of the American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s class the period covered by the annual report:

As of December 31, 2021, there were 19,377,502 ordinary shares in issue1, being the sum of (i) 16,604,402 Class A ordinary shares, par value US$0.01 per share (including 3,397,447 shares reserved for issuance upon potential conversion of convertible bonds and convertible debentures), and (ii) 2,773,100 Class B ordinary shares, par value US$0.01 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

☐ Yes ☐ No

INTRODUCTION

Except where the context otherwise requires:

●	“ADME test” refers to our immunology test named AnPac Defense Medical Examination;
●	“ADRs” refers to the American depositary receipts that evidence our ADSs;
●	“ADSs” refers to our American depositary shares, each of which represents one Class A ordinary share;
●	“CDA test” refers to our cancer screening and detection test using the CDA technology;
●	“CDA-based tests” refers to either or both of our CDA tests and combination tests;
●	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Hong Kong, Macau and Taiwan;
●	“Class A ordinary shares” refers to our Class A ordinary shares of par value US$0.01 per share;
●	“Class B ordinary shares” refers to our Class B ordinary shares of par value US$0.01 per share;
●	“combination test” refers to a test that combines our CDA test with an auxiliary test based on another cancer screening and detection technology, such as biomarker-based test (which have historically been our primary combination test) and the ct-DNA test (which we refer to as the APCS (AnPac Pan Cancer Screening) test), using our proprietary algorithm;
●	“detection” of cancers by our CDA-based device or tests refers to the detection of the risk of whether cancer may occur or has occurred, not to cancer diagnosis, and “detect” has the corresponding meaning;
●	“RMB” or “Renminbi” refers to the legal currency of China;
●	“shares” or “ordinary shares” refers to our ordinary shares, including Class A and Class B ordinary shares, par value US$0.01 per share;
●	“US$,” “U.S. dollars,” “$” or “dollars” refers to the legal currency of the United States; and
●	“we,” “us,” “our company,” “our” or “AnPac Bio” refers to AnPac Bio-Medical Science Co., Ltd. and its subsidiaries;

Our reporting currency is the Renminbi. Certain of our financial data in this annual report on Form 20-F are translated into U.S. dollars solely for the reader’s convenience. Unless otherwise noted, all convenience translations from Renminbi to U.S. dollars in this annual report on Form 20-F were made at a rate of RMB 6.3726 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System on December 31, 2021. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, at the rate stated above, or at all. The PRC government restricts or prohibits the conversion of Renminbi into foreign currency and foreign currency into Renminbi for certain types of transactions.

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

You can identify some of these forward-looking statements by words or phrases such as “believes,” “estimates,” “anticipates,” “expects,” “plans,” “projects,” “intends,” “potential,” “target,” “aim,” “predict,” “outlook,” “seek,” “goal” “objective,” “assume,” “contemplate,” “continue,” “positioned,” “forecast,” “likely,” “may,” “could,” “might,” “will,” “should,” “approximately” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

●	the implementation of our business model and growth strategies;
●	trends and competition in the cancer screening and detection market;
●	our expectations regarding demand for and market acceptance of our cancer screening and detection tests and our ability to expand our customer base;
●	the duration of COVID-19 and its impact on our business and financial performance;
●	our ability to obtain and maintain intellectual property protections for our CDA technology and our continued research and development to keep pace with technology developments;
●	our ability to obtain and maintain regulatory approvals from the PRC National Medical Products Administration (the “NMPA”), U.S. Food and Drug Administration (the “FDA”) and the relevant U.S. states and to have our laboratories certified or accredited by authorities including under CLIA;
●	our future business development, financial condition and results of operations and our ability to obtain financing cost-effectively;
●	potential changes of government regulations;
●	general economic and business conditions in China and elsewhere;
●	our ability to hire and maintain key personnel; and
●	our relationship with our major business partners and customers.

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

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.       KEY INFORMATION

A.      Selected Financial Data

The following selected consolidated statements of comprehensive income data and selected consolidated cash flows data for the years ended December 31, 2019, 2020 and 2021, and selected consolidated balance sheets data as of December 31, 2020 and 2021 have been derived from our audited consolidated financial statements included elsewhere in this annual report beginning on page F-1. Our selected consolidated balance sheets data as of December 31, 2019 has been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate results expected for any future periods. You should read this Selected Financial Data section together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” below.

The following table presents our selected consolidated statements of comprehensive loss data for the years ended December 31, 2019, 2020 and 2021.

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Statements of Comprehensive Loss Data:
Revenues:
Cancer screening and detection tests	10,381	18,445	14,947	2,345
Physical checkup packages, net	464	2,064	1,654	260
Technology services	—	—	1,284	201
Retail revenue	—	—	101	16
Total revenues	10,845	20,509	17,986	2,822
Cost of revenues, cancer screening(1)	(6,047)	(7,628)	(5,732)	(899)
Gross profit	4,798	12,881	12,254	1,923
Operating expenses:
Selling and marketing(1)	(13,633)	(19,674)	(21,420)	(3,361)
Research and development(1)	(9,839)	(11,576)	(16,204)	(2,543)
General and administrative(1)	(69,088)	(74,757)	(80,676)	(12,660)
Impairment of long-term investments	(1,320)	(1,430)	—	—
Impairment of intangible assets	—	—	(3,828)	(601)
Impairment of goodwill	—	—	(2,223)	(349)
Loss from operations	(89,082)	(94,556)	(112,097)	(17,591)
Non-operating income and expenses
Interest expense, net	(2,609)	(1,143)	(4,257)	(668)
Foreign exchange loss, net	(3,219)	(667)	(202)	(32)
Share of net (loss) gain in equity method investments	190	(13)	132	21
Other income (expenses), net	(1,823)	9,096	990	155
Gain from a step acquisition	—	—	3,240	508
Change in fair value of convertible debt	(5,296)	6,630	(9,073)	(1,424)
Loss before income taxes	(101,839)	(80,653)	(121,267)	(19,031)
Income tax benefit	218	88	1,180	185
Net loss	(101,621)	(80,565)	(120,087)	(18,846)
Net loss attributable to non-controlling interests	(561)	(90)	(1,392)	(218)
Net loss attributable to ordinary shareholders	(101,060)	(80,475)	(118,695)	(18,628)
Loss per share:
Class A and Class B ordinary shares - basic and diluted	(11.31)	(7.19)	(8.72)	(1.37)
Weighted average shares outstanding used in calculating basic and diluted loss per share:
Class A and Class B ordinary shares - basic and diluted	8,937,600	11,190,079	13,605,515	13,605,515

Note:

(1)Share-based compensation expenses were allocated as follows:

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Cost of revenues	327	327	305	48
Selling and marketing expenses	5,393	1,113	3,523	553
Research and development expenses	2,534	3,534	7,366	1,156
General and administrative expenses	24,601	12,788	22,973	3,605
Total share-based compensation expenses	32,855	17,762	34,167	5,362

The following table presents our selected consolidated balance sheet data as of December 31, 2019, 2020 and 2021.

	As of December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Balance Sheet Data:
Current assets:
Cash and cash equivalents	6,125	3,016	9,251	1,452
Total current assets	22,171	21,288	23,549	3,696
Total assets	52,982	49,887	67,489	10,592
Current liabilities
Short-term debt	38,568	8,232	33,759	5,298
Amounts due to related parties	4,597	4,130	2,471	388
Total current liabilities	66,197	43,524	62,906	9,872
Total liabilities	68,906	46,610	66,171	10,385
Total shareholders’ (deficit) equity	(15,924)	3,277	1,318	207

The following table presents our selected consolidated cash flow data for the years ended December 31, 2019, 2020 and 2021.

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash used in operating activities	(48,600)	(58,967)	(71,709)	(11,252)
Net cash used in investing activities	(3,461)	(2,482)	(3,932)	(618)
Net cash provided by financing activities	46,108	60,924	83,420	13,090
Effect of foreign exchange rate changes on cash and cash equivalents	(809)	(2,584)	(1,544)	(241)
Net increase (decrease) in cash and cash equivalents	(6,762)	(3,109)	6,235	979
Cash and cash equivalents at the beginning of the year	12,887	6,125	3,016	473
Cash and cash equivalents at the end of the year	6,125	3,016	9,251	1,452

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

The table below sets forth a reconciliation of our net loss to adjusted net loss for the years indicated:

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Net loss	(101,621)	(80,565)	(120,087)	(18,846)
Add:
Change in fair value of convertible debts	5,296	(6,630)	9,073	1,424
Share-based compensation expenses	32,855	17,762	34,167	5,362
Adjusted net loss	(63,470)	(69,433)	(76,847)	(12,060)

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

Furthermore, we may not have sufficient experience or resources to address the risks frequently encountered by development-stage biotechnology companies, which include our potential failure to:

●	achieve and maintain profitability;
●	acquire and retain customers and increase adoption of our cancer screening and detection tests—including primarily our CDA test and combination tests (namely a combination of our CDA test and, on an auxiliary basis, biomarker-based or ct-DNA cancer screening and detection tests)—by physicians, key opinion leaders, or KOLs (including research scientists and doctors in the U.S. who are willing to validate our tests after research), patients, hospitals, medical institutions, healthcare payers and others in the medical community;
●	commercialize and/or increase the market adoption for our other products, such as a COVID-19 antibody test and our ADME (AnPac Defense Medical Examination) immunology test, and extend the use of our CDA technology to screen pre-cancer diseases and increase its adoption by the medical community;
●	respond to competitive market conditions;
●	attract, train, motivate and retain qualified personnel;
●	protect our proprietary technologies and intellectual property rights;
●	secure a stable supply of blood samples to support our research and clinical studies;
●	keep up with evolving industry standards and market developments;
●	obtain and maintain the regulatory licenses, certifications, and approvals required for us to further market our cancer screening and detection tests and commercialize our CDA device in China and to commercialize our tests and CDA device in the United States;
●	increase the awareness of our tests and protect our reputation;
●	maintain adequate control of our operational costs; and
●	manage our relationships with our research partners.

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

Although our revenue grew rapidly in recent years, we have incurred losses each year since our inception. For the years ended December 31, 2019, 2020 and 2021, we incurred net losses of RMB101.6 million, RMB80.6 million and RMB120.1 million (US$18.8 million), respectively. As of December 31, 2021, we had an accumulated deficit of RMB475.6 million (US$74.6 million). To the date of this annual report, we have financed our operations primarily with proceeds from equity and debt offerings, borrowings, and loans from related parties. We have devoted and expect to continue to devote substantially all of our resources to the research, development and commercialization of our CDA technology, device and test. We expect to continue to incur losses for the foreseeable future. We cannot predict the extent of these future losses, or when we may achieve profitability, if at all. If we are unable to generate sufficient revenue from our business and control our costs and expenses to achieve and maintain profitability, the value of your investment in us could be negatively affected.

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

We derive our revenue primarily from our CDA-based tests, which depend on our CDA technology. If we obtain relevant approvals from the NMPA to sell our CDA device, we also anticipate generating revenue from the sales of our CDA device. We believe that our commercial success will depend upon our ability to achieve and maintain market acceptance of our current and future cancer screening and detection tests, which will depend on a number of factors, including:

●	our ability to further validate and improve the clinical utility and superiority of our CDA technology by increasing its sensitivity and specificity and through research studies and accompanying publications;
●	the timing and scope of additional approvals from the NMPA for our CDA device and test and our ability to maintain these approvals;
●	acceptance of our CDA test by physicians, KOLs, patients, hospitals, medical institutions, healthcare payers and others in the medical community;
●	our ability to obtain the Class III medical device registration certificate from the NMPA for our CDA device and enter and develop the China hospital market for our CDA device and test;
●	sufficient coverage and reimbursement by third-party payers for our services, which may depend on multiple factors such as the enforceability of relevant laws that mandate the coverage of cancer or pre-cancer disease screening;
●	our ability to maintain and expand our customer base in China, especially among insurance companies, corporate customers and the hospital market;
●	our sales and marketing capabilities, including our success in expanding our sales and marketing team and establishing our own sales network in China;
●	the amount and nature of competition from other early cancer screening and detection products and procedures;
●	our ability to obtain regulatory approvals for our U.S. laboratories to conduct commercial tests and successfully penetrate the U.S. market; and
●	negative publicity regarding our or our competitors’ tests and technologies resulting from defects or errors.

If we are unsuccessful in addressing these or other factors that might affect the market acceptance of our tests, our business and results of operations will suffer.

We face risks related to natural disasters, health epidemics, civil and social disruption and other outbreaks, which could significantly disrupt our operations.

We are vulnerable to social and natural catastrophic events that are beyond our control, such as natural disasters, health epidemics, and other catastrophes, which may materially and adversely affect our business. Since December 2019, there has been an outbreak of a novel strain of coronavirus (COVID-19) in China and around the world. COVID-19 is considered to be highly contagious and poses a serious public health threat. The World Health Organization labeled the coronavirus a pandemic on March 11, 2020, given its threat beyond a public health emergency of international concern that the organization had declared on January 30, 2020. In response to this pandemic, China, the United States and many other countries and jurisdictions have taken, and may continue to adopt, additional restrictive measures to contain the virus’ spread, such as quarantines, travel restrictions and work from home policies. These measures have slowed down the development of the Chinese economy and the U.S. economy and adversely affected the global economic conditions and financial markets. We currently derive all our revenues in China and we have one laboratory in the United States. The outbreak of this virus caused wide-ranging business disruptions and traffic restrictions in China and the United States in 2020, and with its continued spread globally, the virus’ adverse impact on business activities, travels and overall GDP in China, the United States and other parts of the world has been unprecedented and is expected to continue in the foreseeable future. While the Chinese government’s efforts have slowed down the virus’ spread, there has been resurgences in China from time to time, particularly in winter and spring. As the pandemic expands globally, the world economy is suffering a noticeable slowdown. Commercial activities throughout the world have been and could continue to be curtailed with decreased consumer spending, business operation disruptions, interrupted supply chains, difficulties in travel, and reduced workforces.

As a result of the pandemic of COVID-19 in China, the United States and the world, our operations have been, and may continue to be, adversely impacted by disruptions in business activities, commercial transactions and general uncertainties surrounding the duration of the outbreaks and the various governments’ business, travel and other restrictions. These adverse effects could include our ability to market and conduct our tests in China, commercialize our tests in the United States and carry out research studies and activities in China and the United States. In addition, our business operations could be disrupted if any of our employees is suspected of contracting the coronavirus or any other epidemic disease, since our employees could be quarantined and/or our offices be shut down for disinfection. Although we have validated a COVID-19 antibody test using Roche’s FDA authorized equipment, we have not begun to commercialize our offering of this test and we cannot guarantee the market acceptance of and demand for this test. We have no control over the development of the COVID-19 situations in China, the United States or around the world and therefore cannot assure you that we will be able to maintain a revenue growth in future periods.

Resurgence of COVID-19 and followed lock-down policies in some cities could cut the demand and revenue depending on length of lock-down. Starting March 27, 2022, the lockdown policy in Shanghai has forced us to temporarily halt operations in our Shanghai office. Most of the CDA tests are performed in our subsidiary located in Lishui, Zhejiang, which is not impacted by the resurgence of COVID-19. However, the close of our Shanghai office caused delay in the issuance and delivery of test reports to our customers, which will delay our revenue recognition in such period. The downturn brought by and the duration of the coronavirus pandemic is difficult to assess or predict and the actual effects will depend on many factors beyond our control, including the increased world-wide spread of COVID-19 and the relevant governments’ actions to contain COVID-19 or treat its impact. While China, the U.S. and many other countries have been administering COVID-19 vaccines, it remains uncertain whether and when the vaccines will be able to effectively contain the pandemic. The extent to which COVID-19 continues to impact our results remains uncertain, and we are closely monitoring its impact on us. Our business, results of operations, financial condition and prospects could be adversely affected directly, as well as to the extent that the coronavirus or any other epidemic harms the Chinese and the United States’ economies in general.

We require substantial funding for our operations. If we cannot raise sufficient capital on acceptable terms, our business, financial condition and prospects may be materially and adversely affected.

We require substantial capital to expand our business, pursue strategic investments and for other reasons, including to:

●	increase our sales and marketing efforts to drive market adoption of our cancer screening and detection tests and address competitive developments;

●	expand our technologies into other types of cancer screening and detection products, such as our CDA test’s application in assistance in diagnosis, prognosis and recurrence;
●	acquire or invest in technologies or other businesses in our industry;
●	seek regulatory and marketing approvals for our cancer screening and detection tests and devices;
●	conduct research studies for our CDA test and any additional cancer screening and detection tests;
●	maintain, expand and protect our intellectual property portfolio;
●	hire and retain additional personnel, such as scientific, quality control and marketing personnel;
●	develop, acquire and improve operational, financial and management information systems, including personnel to support our product development and help us comply with our obligations as a public company;
●	add equipment and physical infrastructure to support our research and development programs; and
●	finance general and administrative expenses.

We will be required to obtain further funding through public or private equity offerings, debt financings or other sources. Further financing may not be available to us on acceptable terms, or at all. If we fail to raise capital as and when needed it would have a negative impact on our financial condition and our ability to pursue our business strategy. In addition, if we raise funds by issuing debt securities or incurring additional borrowings, the terms of the debt securities issued or borrowings could impose significant restrictions on our operations, and we may be unable to repay the indebtedness when due. If we raise funds by issuing equity securities, your investment in our company could be diluted. For example, On May 31, 2021, we issued US$0.7 million zero coupon convertible debentures to Ascent Investor Relations Inc. for settlement of accounts payable. On July 22, 2021, we issued US $3.0 million zero coupon convertible debentures at a purchase price of US$2.7 million to certain investors, and the investors converted partial principal of this note into 114,234 shares ADSs of our company on December 10, 2021. These convertible debentures have placed certain restrictions on us, such as prohibiting us from effecting any issuance of ADSs or the equivalent involving a variable rate transaction.

Our principal sources of liquidity have been cash generated from financing and operating activities. As of December 31, 2021, we had RMB9.3 million (US$1.5 million) of cash and cash equivalents and a working capital deficit of RMB 39.4 million (US$6.2 million). For the years ended December 31, 2019, 2020 and 2021, we incurred continuous losses of RMB 101.6 million, RMB 80.6 million and RMB120.1 million (US$18.8 million), respectively. For the year ended December 31, 2021, we incurred RMB 71.7 million (US$11.3 million) of negative cash flows from operations. The recent resurgence of COVID-19 and lockdown policies in Shanghai, China also has negative impact on our operation. The above-mentioned facts raise substantial doubt about the Group’s ability to continue as a going concern.

In assessing its liquidity, we monitor and analyze our cash on-hand, our ability to generate sufficient revenue sources in the future, and our operating and capital expenditure commitments. With respect to capital funding requirements, we budgeted capital spending based on ongoing assessments of needs to maintain adequate cash. We intend to finance our future working capital requirements and capital expenditures from financing activities until our operating activities generate positive cash flows, if ever. We expect continuous capital financing through debt or equity issuances to support our working capital requirements. Subsequent to December 31, 2021, we entered into investment agreements with several parties and we expect to raise an aggregate of RMB 265.8 million (US$41.7 million) within the following 30 months.

We can make no assurances that required financings will be available for the amounts needed, or on terms commercially acceptable to us, if at all. If one or all of these events does not occur or subsequent capital raises are insufficient to bridge financial and liquidity shortfall, there would likely be a material adverse effect on us and our financial statements.

As of December 31, 2021, we had short-term debt of RMB33.8 million (US$5.3 million). We believe that our cash and cash equivalents on hand, borrowings and financing committed, and our anticipated cash flows generated from our operating activities will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months. However, our estimate as to how long we expect these financial resources to be sufficient to fund our operations is based on assumptions that may prove to be wrong. Further, changing circumstances, some of which may be beyond our control, could cause us to consume capital significantly faster than we currently anticipate. Going forward, we expect to need additional fundraising if our cash flows generated from operations do not increase substantially. Our present and future funding requirements will depend on many factors, including:

●	the scope, progress, timing, costs and results of the development of our CDA technology and our other products;
●	the costs of expanding our laboratory operations and offerings, including our sales and marketing efforts;
●	our rate of progress in, and costs of the sales and marketing activities associated with, encouraging adoption of our cancer screening and detection tests;
●	our rate of progress in, and cost of research and development activities associated with, our CDA test, any additional cancer screening and detection tests and other tests;
●	the impact of competing technological and market developments;
●	costs related to entering the U.S. market;
●	the costs of preparing, filing and prosecuting patent applications, maintaining and protecting our intellectual property rights and defending against intellectual property related claims;
●	the costs, timing and outcome of obtaining regulatory approvals and changes in regulatory policies or laws that may affect our operations; and
●	the costs of operating as a public company.

Our ability to grow our China business is substantially dependent on our ability to penetrate the Chinese hospital market.

In China, we currently can only conduct our cancer screening and detection tests on our devices in our own certified laboratories. Given these restrictions, our customer base is primarily direct customers such as corporations and life insurance companies, as well as sales agents such as health management companies and medical device dealers. But China’s largest market for cancer screening and detection tests is the hospital market, in which patients go to Chinese hospitals for cancer screening and other medical tests. Currently we cannot conduct our tests in hospitals. We have applied for an NMPA Class III medical device registration certificate for our CDA devices to assist in multi-cancer diagnosis. If we receive this certificate, together with an updated medical device manufacture license, we would be permitted to place our devices within Chinese hospitals’ laboratories to conduct commercial tests there or sell our devices to the hospitals for the purposes of assisting in physicians’ diagnosis of specified multiple cancers. We expect to receive the Class III license by the end of the first quarter of 2023. Even if we obtain the certificate and license, we will need to successfully market our CDA device and test to Chinese hospitals. Our ability to grow our China business depends substantially on our ability successfully to penetrate the Chinese hospital market, and we cannot assure you as to when or whether we will be able to do so.

Our plans to enter the U.S. market may not be successful.

Currently, we conduct commercial operations only in China, and the substantial majority of our business, assets, management and employees are located in China. We have been making efforts to enter the U.S. market. We commenced operations of our new laboratory in Philadelphia, Pennsylvania with the completion of our facility renovation and first phase equipment installation in July 2020. We obtained a CLIA Certificate of Registration for this laboratory in August 2020, and accreditation by the College of American Pathologists, or CAP, and a Certificate of Accreditation under the Clinical Laboratory Improvement Amendments of 1988,

or CLIA for this new laboratory. Our U.S. operations currently include collaborating with U.S. health organizations to conduct research tests of our CDA technology, planning to commercialize our CDA tests.

Although our strategy is to expand our U.S. operations and eventually commence commercial sales of our CDA-based tests and other tests (such as COVID-19 antibody tests) in the United States, this strategy is subject to a number of risks and uncertainties, including:

●	our ability to secure research agreements with reputable U.S. hospitals, medical institutions and other health organizations to conduct research studies for our test;
●	our ability to obtain sufficient blood samples for our planned research tests;
●	the substantial costs and time required for U.S. research tests and clinical studies;
●	positive outcomes of our U.S. research tests sufficient to support the clinical validity, safety, and effectiveness of our tests in the U.S. market;
●	U.S. federal and state regulatory risks, including our ability to commence marketing of our CDA test as a laboratory developed test, or LDT, without premarket clearance, market authorization or approval from the United States Food and Drug Administration, or the FDA, our ability to comply with all applicable laws and other regulations, and costs and timing of obtaining relevant approvals;
●	development of a U.S. infrastructure, including sales and marketing resources, sufficient to commercialize our test;
●	substantial competition in the U.S. cancer screening and detection market, including from companies with substantially greater resources than we have; and
●	market acceptance of our test in the U.S.

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

We had net working capital deficit of RMB44.0 million, RMB22.2 million and RMB39.4 million (US$6.2 million) as of December 31, 2019, 2020 and 2021, respectively. We cannot assure you that we will not continue to have net working capital deficit in the future, which would expose us to liquidity risk. Our future liquidity and ability to make the additional capital investments necessary for our operations and business expansion will depend primarily on our ability to maintain sufficient cash generated from operating activities and to obtain adequate external financing. There can be no assurance that we will have such cash from operating activities or that we will be able to renew existing loan facilities or obtain other sources of financing.

We have experienced significant cash outflow from operating activities since our inception. We had net cash used in operating activities of RMB48.6 million, RMB59.0 million and RMB71.7 million (US$11.3 million) in 2019, 2020 and 2021, respectively. Our cost of continuing operations could further reduce our cash position, and an increase in our net cash outflow from operating activities could adversely affect our operations by reducing the amount of cash we have available to meet the cash needs for operating our business and to fund our investments in our business expansion.

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

Our operating results may fluctuate significantly, which makes it difficult for us to predict our future operating results. These fluctuations may occur due to a variety of factors, many of which are outside of our control, including:

●	the level of demand for our cancer screening and detection tests, which may vary significantly;
●	the timing and cost of, and level of investment in, research, development, regulatory approval and commercialization activities relating to our CDA technology and our cancer screening and detection tests and device, which may change from time to time;
●	the volume, customer mix and product mix for our cancer screening and detection tests;
●	the introduction of new cancer screening and detection tests and services by us or others in our industry;
●	expenditures that we may incur to acquire, develop or commercialize additional tests, devices and technologies;
●	coverage and reimbursement policies with respect to our cancer screening and detection tests and tests that compete with our tests;
●	changes in government regulations or in the status of our regulatory approvals or applications;
●	future accounting pronouncements or changes in our accounting policies; and
●	general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors.

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

We are highly dependent upon certain of our key management, scientists, staff and consultants, particularly Dr. Chris Yu, our founder, co-Chairman and co-Chief Executive Officer (“CEO”), and Dr. He Yu, our co-founder and chief medical officer. Dr. Chris Yu resigned from his position as sole CEO of the Company and Chairman of the Board of Directors (the “Board”) on April 6, 2022 and was re-appointed as co-chairman of the Board and co-CEO of the Company on May 7, 2022. Dr. He Yu and each of our key management and scientific personnel may terminate his or her employment with us. Our success is also largely attributable to the qualified and experienced key management and scientific personnel that we have been able to train, attract and retain. If we lose any of our key management and scientific personnel, we may be unable to find replacements suitable to us. The loss of their services could significantly delay or prevent our achievement of our technology development, sales and other business objectives. We do not carry any key-man life insurance. In addition, we face intense competition for qualified individuals from numerous biotechnology and pharmaceutical companies, universities, governmental entities and other research institutions. Our limited operating history and the uncertainties attendant to being a development-stage biotechnology company with limited capital resources could limit our ability to attract and retain personnel. We may be unable to attract and retain suitably qualified individuals, and our failure to do so could have an adverse effect on our ability to implement our business plan.

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

We cannot assure investors that any of our currently pending or future patent applications will result in granted patents, and we cannot predict how long it will take for such patents to be issued, if at all. It is possible that, for any of our patents that have been issued or that may be issued in the future, our competitors may design their products around our patented technologies. Further, we cannot assure you that other persons will not challenge any patents granted to us or that courts or regulatory agencies will hold our patents to be valid, enforceable, and/or infringed. We cannot guarantee you that we will be successful in defending challenges made against our patents and patent applications. Any successful third-party challenge or challenges to our patents could result in the unenforceability or invalidity of these patents, or these patents being interpreted narrowly and/or in a manner adverse to our interests. Our ability to establish or maintain a technological or competitive advantage over our competitors and/or market entrants may be diminished because of these uncertainties. For these and other reasons, our intellectual property may not provide us with any competitive advantage. For example:

●	we might not have been the first to make the inventions claimed or disclosed by our pending patent applications or issued patents;
●	we might not have been the first to file patent applications for these inventions. To determine the priority of these inventions, we may have to participate in interference proceedings or derivation proceedings declared by the United States Patent and Trademark Office, which could result in substantial costs to us, and could possibly result in a loss or narrowing of our patent rights. We cannot assure you that our patent applications or granted patents will have priority over any other patent or patent application involved in such a proceeding, or will be held valid as an outcome of the proceeding;
●	other persons may independently develop similar or alternative products and technologies or duplicate any of our products and technologies, which can potentially impact our market share and revenue, regardless of whether our intellectual property rights are successfully enforced against these other persons;
●	it is possible that our pending patent applications will not result in granted patents, and even if these pending patent applications are issued as patents, they may not provide intellectual property protection of commercially viable products or product features, may not provide us with any competitive advantages, or may be challenged and invalidated by third parties, patent offices, and/or the courts;
●	we may be unaware of or unfamiliar with prior art and/or interpretations of prior art that could potentially impact the validity or scope of our patents or pending patent applications, or patent applications that we intend to file;
●	we take efforts and enter into agreements with employees, consultants, collaborators, and advisors to confirm ownership and chain of title in intellectual property rights. However, an inventorship or ownership dispute could arise that may permit one or more third parties to practice or enforce our intellectual property rights, including possible efforts to enforce rights against us;
●	we may elect not to maintain or pursue intellectual property rights that, at some point in time, may be considered relevant to or enforceable against a competitor;
●	we may not develop additional proprietary products and technologies that are patentable, or we may develop additional proprietary products and technologies that are not patentable;
●	the patents or other intellectual property rights of others may have an adverse effect on our business; and
●	we apply for patents relating to our devices, tests and technologies, as we deem appropriate. However, we or our representatives or their agents may fail to apply for patents on important devices, tests and technologies in a timely fashion or at all, or we or our representatives or their agents may fail to apply for patents in potentially relevant jurisdictions.

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

The validity, enforceability and scope of intellectual property rights protection in biotechnology industries, particularly in China, are uncertain and still evolving. We cannot be certain that our devices, tests and technologies do not or will not infringe patents, copyrights or other intellectual property rights held by third parties. From time to time, we may be subject to legal proceedings and claims alleging infringement of patents, trademarks or copyrights, or misappropriation of creative ideas or formats, or other infringement of proprietary intellectual property rights. Any such proceeding and claims could result in significant costs to us and divert the time and attention of our management and technical personnel from the operation of our business. These types of claims could also potentially adversely impact our reputation and our ability to conduct business and raise capital, even if we are ultimately absolved of all liability. Moreover, third parties making claims against us may be able to obtain injunctive relief against us, which could block our ability to offer one or more devices or tests and could result in a substantial award of damages against us. In addition, since we may indemnify customers or collaboration partners, we may have additional liability in connection with any infringement or alleged infringement of third-party intellectual property. Intellectual property litigation can be very expensive, and we may not have the financial means to defend ourselves or our customers or collaboration partners.

Because patent applications can take many years to issue, there may be pending applications, some of which are unknown to us, that may result in issued patents upon which our devices, tests or proprietary technologies may infringe. Moreover, we may fail to identify issued patents of relevance or incorrectly conclude that an issued patent is invalid or not infringed by our technology or any of our devices or tests. There is a substantial amount of litigation involving patents and other intellectual property rights in our industry. If a third-party claims that we or any of our customers or collaboration partners infringe upon a third-party’s intellectual property rights, we may have to:

●	seek to obtain licenses that may not be available on commercially reasonable terms, if at all;
●	abandon any product alleged or held to infringe, or redesign our products or processes to avoid potential assertion of infringement;
●	pay substantial damages including, in exceptional cases, treble damages and attorneys’ fees, if a court decides that the device, test or proprietary technology at issue infringes upon or violates the third-party’s rights;
●	pay substantial royalties or fees or grant cross-licenses to our technology; and
●	defend litigation or administrative proceedings that may be costly whether we win or lose, and which could result in a substantial diversion of our financial and management resources.

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

We currently derive substantially all of our revenue from cancer screening and detection tests conducted at our laboratory located in Lishui, Zhejiang Province, China. We also intend to sell our CDA device in China after obtaining relevant approvals from the NMPA. We use our own facilities in Lishui to assemble our CDA device, in addition to engaging third-party contract manufacturers to manufacture its key components. In the United States, we intend to perform all our research and commercial tests in our new laboratory in Philadelphia, Pennsylvania. Our facilities and equipment, or those of our third-party contract manufacturers, could be harmed or rendered inoperable by natural or man-made disasters, including fire, earthquake, power loss, communications failure or terrorism. These types of developments could render it difficult or impossible for us to operate our cancer screening and detection tests and assemble our device for some period of time. If we are unable to perform our tests or to reduce the backlog of analysis that could develop if our facilities are inoperable, for even a short period of time, it could result in a loss of customers or harm to our reputation, and we may be unable to regain those customers or repair our reputation. We have purchased property insurance, but not any business interruption insurance. Damages to, or interruptions in the operations of, our laboratories and other facilities could have a material adverse impact on our results of operations and financial condition. Furthermore, our facilities and the equipment we use to perform our research and development work could be unavailable or costly and time-consuming to repair or replace. It would be difficult, time-consuming and expensive to rebuild our facilities and purchase our equipment, to locate and qualify a new facility or equipment or to license or transfer our proprietary technology to a third-party, particularly in light of licensure and accreditation requirements. Even in the unlikely event that we are able to find a third party with such qualifications to enable us to conduct our test, we may be unable to negotiate commercially reasonable terms.

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

As a result of the initial public offering, we have become subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002 and the rules and regulations of the Nasdaq Stock Market. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. Commencing with our year ended December 31, 2021, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting in our Form 20-F filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. In addition, when we cease to be an “emerging growth company” as the term is defined in the Jumpstart Our Business Startups Act, our independent registered public accounting firm may be required to attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. This will require that we incur substantial additional professional fees and internal costs to expand our accounting and finance functions and that we expend significant management efforts. We may experience difficulty in meeting these reporting requirements in a timely manner.

In the course of preparing and auditing our consolidated financial statements for the year ended December 31, 2021, we identified four material weaknesses in our internal control over financial reporting as of December 31, 2021, the material weaknesses identified were (i) lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements; (ii) lack of financial reporting policies and procedures to establish formal risk assessment process and internal control framework; (iii) lack of proper accounts receivable aging policy and review of the allowance for doubtful accounts; and (iv) deficiencies noted in (a) IT policy; (b) risk and vulnerability assessment. (c) program change and security patch management; (d) backup and recovery management; (e) audit trail and separation of duty management; (f) password management. Following the identification of these material weaknesses, we plan to take measures to remedy our information technology general control. For details, see “Item 15. Controls and Procedures—Internal Control Over Financial Reporting.” However, we cannot assure you that all these measures will be sufficient to remediate our material weakness in time, or at all.

To remedy our identified material weaknesses, we have started to undertake steps to strengthen our internal control over financial reporting, including: (i) hiring additional qualified accounting and financial reporting personnel with U.S. GAAP and SEC reporting experience, (ii) obtaining advisory services from professional consultants with experience in the requirements of the Sarbanes Oxley Act of 2002 and internal audit guidance on SEC reporting, (iii) expanding the capabilities of our existing accounting and financial reporting personnel through continuous training and education in the accounting and reporting requirements under U.S. GAAP, and SEC rules and regulations, (iv) developing, communicating and implementing an accounting policy manual for our accounting and financial reporting personnel for our recurring transactions and period-end closing processes, and (v) establishing effective monitoring and oversight controls for non-recurring and complex transactions to ensure the accuracy and completeness of our company’s consolidated financial statements and related disclosures. However, these measures have not been fully implemented and we concluded that the material weakness in our internal control over financial reporting has not been remediated as of December 31, 2021. We will continue to implement measures to remediate the material weaknesses.

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

We typically offer credit terms of one to three months to our sales agents and other corporate customers. Any downturn in the businesses of our sales agents and other corporate customers could reduce their willingness or ability to pay us. The failure of any of our sales agents or other corporate customers to make timely payments could require us to recognize an allowance for doubtful accounts. For example, we had allowance for doubtful accounts receivable of RMB177,000, RMB304,000 and RMB1,145,000 (US$180,000) as of December 31, 2019, 2020 and 2021, respectively. We cannot guarantee that we will be able to collect these doubtful accounts. As a result, our results of operations and financial condition may be adversely affected.

We have granted, and may continue to grant, stock incentive awards, which may result in increased share-based compensation expenses.

We have adopted our 2010 share incentive plan, or 2010 Plan, and Amended and Restated 2019 share incentive plan, or 2019 Plan, so that we can grant share-based compensation awards to our directors, officers, employees and consultants to incentivize their performance and align their interests with ours. The maximum number of Class A ordinary shares that may be issued pursuant to all awards under our 2019 Plan is 1,885,300. We have also separately issued options to our directors, officers, employees and consultants under our 2010 Plan. As of the date of this annual report, options to purchase 1,432,300 Class A ordinary shares under the 2010 Plan and the 2019 Plan had been granted and were outstanding.

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

Each of our current NHC medical institution practice licenses and our NMPA Class II medical device manufacture license and registration certificate has a five-year term. We are applying for a Class III medical device registration certificate from the NMPA. After we obtain this license, we will apply to update our medical device manufacture license to include the manufacture of Class III medical devices. In December 2021, our first-Class III medical device, a medical device for lung cancer assisting in diagnosis utility, has successfully passed rigorous tests at a medical device testing lab designated by NMPA. The medical device is planned to start clinical trial in selected hospitals in late second quarter or third quarter of 2022. If we are unable to renew our existing licenses and certificates or obtain the Class III medical device license or update our medical device manufacture license, or obtain or renew any other material permits or approvals required for our operations, we may be unable to continue to sell our cancer screening and detection tests or to commercialize our CDA device in China and, as a result, our business may be adversely affected.

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

Pursuant to the Regulation on the Supervision and Administration of Medical Devices as amended by the PRC State Council in December 2020, which came into effect in June 2021, medical devices are classified into three classes according to their risk levels. Class II medical devices are medical devices with moderate risks that must be strictly controlled and regulated to ensure their safety and effectiveness. Class III medical devices are medical devices with relatively high risks that must be strictly controlled and regulated through special measures to ensure their safety and effectiveness. In addition, the Measures for the Supervision and Administration of the Operation of Medical Devices, issued on March 10, 2022, regulate entities that engage in business activities involving medical devices in the PRC in accordance with the medical devices’ risk levels. The Class II medical device registration certificate and the Class III medical device registration certificate are required for an entity to conduct business activities involving these medical devices.

We have obtained the Class II medical device registration certificate from the NMPA, which allows us to conduct our tests in our licensed laboratories. To perform our CDA test outside of our laboratories and market them to Chinese hospitals, in December 2018, we applied for a Class III medical device registration certificate from the NMPA for our CDA device. We expect to receive Class III license by the end of the first quarter of 2023. In August, 2021, the Company filed a second class III medical device license application with 11 types of cancer auxiliary diagnosis utility with NMPA, which includes lung, esophageal, gastric, rectal, colon, liver, breast, cervical, thyroid, pancreatic and brain cancers. After we obtain this license, we will update our medical device manufacture license, which we believe is a relatively straightforward procedure. However, there is no assurance that we will receive this NMPA approvals on a timely basis, or at all. If we fail to maintain and renew our Class II medical device registration certificate or if we are unable to obtain the Class III medical device license and update our medical device manufacture license, our ability to grow our business could be adversely affected.

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

The life of a patent and the protection it affords are limited under PRC law. Currently, while certain foreign laws regulate patent term extension, patent linkage to products to delay generic entry, or extension of data exclusivity (often referred to as regulatory exclusivity) in certain circumstances, China does not have any effective law or regulation in these aspects. Chinese regulators have set out a framework for delaying generic launches by adding patent linkage and data exclusivity into the Chinese regulatory regime, as well as for establishing a pilot program for patent term extension. However, these measures will require the adoption of specific regulations. In October 17, 2020, the Standing Committee of the National People’s Congress amended The Patent Law of the PRC, which came into effect in June 2021. The Patent Law of the PRC provides for the mechanism of compensation for the patent term in the case of any unreasonable delay. If we are unable to obtain patent term extension or if such extension is shorter in length than requested, our competitors may obtain approval of competing products prior to or following our patent expiration, and our business, financial condition, results of operations and prospects could be materially harmed.

Any change in the regulations governing the use of personal data in China, which are still under development, or any data leakage or unauthorized use of data by third parties could adversely affect our business and reputation.

We provide early cancer screening and detection services to tens of thousands of individuals in China. As a result, we have access to these tested individuals’ personal data, including their age, gender, disease status and medical records. We use this personal data internally to expand our test database and improve the clinical utility of our CDA technology. Any such unauthorized access, loss, or dissemination of information could result in legal claims, proceedings or liability under PRC laws and regulations that protect the privacy of personal data. The Civil Code of the PRC which was promulgated in May 28, 2020 and came into effect on January 2021, provides for the protection of personal data. And The Personal Information Protection Law of the PRC, as adopted on August 20, 2021 and came into force on November 1, 2021, provides detailed regulations governing the collection and use of personal data. Other than the requirements for non-tampering with any personal data collected or retained, we believe that there is no PRC legal restriction on our internal use of such data. Any change in the regulatory regime in this regard could potentially affect our ability with regard to the collection and use of these personal data, which in turn could have a material adverse effect on our business, financial condition and results of operations.

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

The U.S. life sciences industry is highly regulated, and the regulatory environment in which we operate may change significantly and adversely to us in the future. Areas of the regulatory environment that may affect our ability to conduct business in the United States include federal and state laws relating to:

●	laboratory testing, including the CLIA and state laboratory licensing laws;
●	the development, testing, use, distribution, promotion and advertising of research services, kits and clinical diagnostics, including certain LDTs which are regulated by the FDA under the U.S. Federal Food, Drug, and Cosmetic Act, or the FDCA;

●	test ordering, documentation of tests ordered, billing practices and claims payment under the U.S. Centers for Medicare & Medicaid Services, or CMS, and the enforcement of those laws and regulations by the U.S Department of Justice and the U.S. Department of Health and Human Services, or HHS, Office of the Inspector General;
●	medical device and in vitro diagnostic, or IVD, clearance, marketing authorization or approval;
●	FDA’s policy of enforcement discretion to not regulate the majority of LDTs as IVDs;
●	laboratory anti-mark-up laws (which are laws or regulations that can limit the prices of medical tests);
●	the handling and disposal of medical and hazardous waste;
●	fraud and abuse laws such as the U.S. Federal False Claims Act, or FCA, the Federal Health Care Program Anti-Kickback Statute, or AKS, the Criminal Health Care Fraud Statute and Stark Law (defined below), and state equivalents;
●	Occupational Safety and Health Administration rules and regulations;
●	the Health Insurance Portability and Accountability Act of 1996, or HIPAA, and other U.S. federal and state medical data privacy and security laws;
●	the Genetic Information Non-discrimination Act and similar state laws; and
●	coverage and restrictions on coverage and reimbursement for research services, kits, clinical diagnostics and cellular therapies and Medicare, Medicaid, other governmental payers and private insurers reimbursement levels.

In particular, the laws, regulations and policies governing the marketing of an LDT and clinical diagnostic tests and services are extremely complex, and in many instances, there are no significant regulatory or judicial interpretations of these laws and regulations. Among other things, pursuant to the FDCA and its implementing regulations, the FDA regulates the research, design, testing, manufacturing, safety, labeling, storage, recordkeeping, premarket clearance, authorization or approval, marketing and promotion and sales and distribution of medical devices in the United States to ensure they are safe and effective. Medical devices are defined by the FDCA to include, among other things, instruments and in vitro reagents or other similar or related articles, which are intended for use in the diagnosis of disease or other conditions. In addition, the FDA regulates the import and export of medical devices. Most LDTs, however, are not currently regulated as medical devices under FDA’s current regulatory framework, although components of LDTs, including, for example, instruments, reagents, and sample collection devices, may be regulated as medical devices. If we are subject to these FDA requirements and do not comply, or later become subject to these requirements and fail to adequately comply, our business operations may be harmed. These requirements may additionally cause delays in our ability to market and sell our products or services, which may, directly or indirectly, reduce our revenue, adversely affect our results of operations and financial condition and harm our business.

We plan to market our CDA test initially as an LDT, and future changes in the FDA’s regulation of LDTs could subject our operations to much more significant regulatory requirements.

We plan to initially market our CDA test in the United States as an LDT. LDTs have generally been considered to be tests that are designed, developed, validated and used within a single laboratory. The FDA has historically exercised a policy of enforcement discretion with respect to LDTs, whereby the FDA does not actively enforce its medical device regulatory requirements for these tests. In October 2014, the FDA issued two draft guidance documents stating that it intended to modify its policy of enforcement discretion with respect to LDTs in a risk-based manner consistent with the existing classification of medical devices. The FDA halted finalization of the draft guidance documents in November 2016 to allow for further public discussion of an appropriate oversight approach to LDTs and to give congressional authorizing committees the opportunity to develop a legislative solution. In January 2017, FDA issued a discussion paper laying out key elements of a possible revised future LDT regulatory framework. On August 19, 2020, HHS rescinded all guidance documents and informal policy statements that FDA had previously issued concerning LDTs, and announced that FDA would no longer require premarket authorization for LDTs unless the FDA engaged in notice-and-comment rulemaking. On November 15, 2021, the U.S. Department of Health and Human Services withdrew the policy that directed FDA not to enforce premarket review requirements for LDTs. HHS no longer has a policy on LDTs that is separate from FDA’s longstanding approach in this area. The former FDA Commissioner and the Director of the Center for Devices and Radiological Health, or CDRH, have expressed significant concerns regarding disparities between LDTs and IVDs that have been reviewed and cleared, authorized or approved by the FDA. The FDA has also determined that certain LDTs do not qualify for enforcement discretion because these tests pose higher risk to the public health. If we market our test initially as an LDT in the United States and the FDA were to determine that our test is not within the enforcement discretion policy for LDTs for any reason, including as a result of new rules, policies or guidance, or due to changes in law, our laboratory and test may become subject to extensive FDA requirements or otherwise impact our business. These types of changes could reduce our revenue or increase our costs and adversely affect our business, prospects, results of operations or financial condition. If required, the regulatory marketing authorization process required to bring our LDT into compliance may involve, among other things, successfully completing additional clinical validations and submitting to and obtaining from the FDA pre-market clearance (510(k)), authorization for a de novo petition, or approval of a Premarket Approval Application, or PMA. Furthermore, legislative proposals could create new or different regulatory and compliance burdens on us and could have a negative effect on our ability to keep products on the market or develop new products, which could have a material effect on our business. In the event that we market our test initially as an LDT in the United States and then the FDA requires marketing authorization of our LDT in the future, the FDA ultimately may not grant any clearance, authorization or approval requested by us in a timely manner, or at all.

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

We are subject to CLIA, a U.S. federal law that regulates clinical laboratories that perform testing on specimens derived from humans for the purpose of providing information for the diagnosis, prevention or treatment of disease. Any testing subject to CLIA regulation must be performed in a CLIA-certified laboratory. CLIA certification is also required in order for us to be eligible to bill U.S. state and federal healthcare programs, as well as commercial payers, for our tests. We have commenced operations of our new laboratory in Philadelphia, Pennsylvania with the completion of our facility renovation and first phase equipment installation in July 2020. We obtained a CLIA Certificate of Registration for this laboratory in August 2020. We have also accredited by CAP, and have obtained a CLIA Certificate of Accreditation for this laboratory. To maintain our CAP accreditation and CLIA certification, we are subject to survey and unannounced inspection every two years.

We are required to maintain a Pennsylvania clinical laboratory license for our Philadelphia laboratory to conduct testing. In addition, some other states may require our Philadelphia laboratory to be licensed there in order to accept blood samples from those states or may have such requirements in the future. To maintain our state licenses, we may be subject to survey and inspection.

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

In the United States, we plan to initially offer our CDA test for clinical use as an LDT in our laboratory in Philadelphia, Pennsylvania. Because we developed this test and will offer this test solely for use within our laboratory, we believe that we may market the test as an LDT. Under current FDA policies, the FDA does not enforce its premarket clearance or approval requirements for certain LDTs before commercialization. The FDA could disagree with this assessment, however, in which case we would be required to obtain clearance, authorization, or approval for our device and/or test to continue marketing.

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

The FDA regulates medical devices, including IVDs, that are sold and distributed in U.S. interstate commerce. Unless an exemption applies, generally, before a new medical device or a new use for a medical device may be sold or distributed in the United States, the medical device must receive either a 510(k) premarket notification clearance, de novo marketing authorization, or a PMA approval from the FDA. As a result, before we can market or distribute our device and test in the United States for use by other clinical testing laboratories, we must first obtain 510(k) clearance, de novo marketing authorization, or PMA approval from the FDA. We are pursuing obtaining LDT for our CDA test at our Philadelphia, PA laboratory. Once we have received LTD status for our CDA test, we plan to offer commercial CDA tests at our Philadelphia, PA laboratory. Once we apply, we may not receive the FDA clearance, marketing authorization, or approval for the commercial use of our CDA device and test on a timely basis, or at all.

The FDA can delay, limit or deny clearance, authorization or approval of a device for many reasons, including:

●	inability to demonstrate to the satisfaction of the FDA that the products are safe or effective for their intended uses;
●	the FDA’s disagreement with the design, conduct or implementation of the clinical studies or the analysis or interpretation of data from preclinical studies, analytical studies or clinical studies;
●	serious and unexpected adverse device effects experienced by participants in clinical studies;
●	the data from preclinical studies, analytical studies and clinical studies may be insufficient to support clearance, authorization or approval, where required;
●	the inability to demonstrate that the clinical and other benefits of the device outweigh the risks;
●	an advisory committee, if convened by the FDA, may recommend against approval of a PMA or other application or may recommend that the FDA require, as a condition of approval, additional preclinical studies or clinical studies, limitations on approved labeling or distribution and use restrictions, or even if an advisory committee, if convened, makes a favorable recommendation, the FDA may still not approve the product;
●	the FDA may identify deficiencies in our marketing application, and in our or our suppliers’ manufacturing processes, facilities or analytical methods;
●	the potential for policies or regulations of the FDA to change significantly in a manner rendering clinical data or regulatory filings insufficient for clearance, authorization or approval; and
●	the FDA may audit clinical study data and conclude that the data are not sufficiently reliable to support a PMA application.

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

We could be subject to healthcare fraud and abuse laws and patient privacy laws of both the U.S. federal government and the states in which we conduct our business. The laws include, but are not limited to:

●	the AKS, which prohibits, among other things, persons from soliciting, receiving or providing remuneration, directly or indirectly, to induce either the referral of an individual for an item or service or the purchasing or ordering of a good or service, for which payment may be made under U.S. federal healthcare programs such as the Medicare and Medicaid programs;
●	the FCA which prohibits, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other payers that are false or fraudulent, and which may apply to entities like us which provide coding and billing information to customers;
●	HIPAA, which prohibits executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters and which also imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information; and
●	state law equivalents of each of the above U.S. federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payer, including commercial insurers, and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by U.S. federal laws, thus complicating compliance efforts.

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

Penalties for violations of these laws vary. For instance, penalties for failure to comply with a requirement of HIPAA and the Health Information Technology for Economic and Clinical Health Act, or HITECH, vary significantly, and can include civil monetary penalties of up to $60,226 per violation, not to exceed $1.80 million per calendar year for each provision that is violated. A single breach incident can result in findings of violations of multiple provisions, leading to possible civil penalties in excess of $1.80 million in a single year. Violations of HIPAA may also result in criminal penalties. For example, a person who knowingly obtains or discloses individually identifiable health information in violation of HIPAA may face a criminal penalty of up to $50,000 and up to one-year imprisonment. In certain circumstances, criminal fines up to $250,000 per violation and/or up to ten years’ imprisonment may be imposed. The criminal penalties increase if the wrongful conduct involves false pretenses or the intent to sell, transfer, or use identifiable health information for commercial advantage, personal gain, or malicious harm. Responding to government investigations regarding alleged violations of these and other laws and regulations, even if ultimately concluded with no findings of violations or no penalties imposed, can consume company resources and impact our business and, if public, harm our reputation.

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

In the past, local governments in the PRC granted certain financial incentives from time to time to our PRC subsidiaries as part of their efforts to encourage the development of local businesses. The timing, amount and criteria of government financial incentives are determined within the sole discretion of the local government authorities and cannot be predicted with certainty before we actually receive any financial incentive. We generally do not have the ability to influence local governments in making these decisions. Local governments may decide to reduce or eliminate incentives at any time. In addition, some of the government financial incentives are granted on a project basis and subject to the satisfaction of certain conditions, including completion of the specific project therein. We cannot guarantee that we will satisfy all relevant conditions, and if we do not, we may be deprived of the relevant incentives. We cannot assure you of the continued availability of the government incentives currently enjoyed by us. Any reduction or elimination of incentives would have an adverse effect on our results of operations. Government grants and subsidies we recognized for the years ended December 31, 2019, 2020 and 2021 was RMB2.8 million, RMB7.5 million and RMB0.6 million (US$ 0.1 million), respectively.

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

If our prior independent registered public accounting firm, Ernst & Young, were was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements for the years ended December 31, 2019, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of the ADSs from the Nasdaq Capital Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of the ADSs in the United States.

The recent joint statements by the SEC and the PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act (the “HFCAA”) all call for the application of additional and more stringent requirements to emerging market companies upon assessing the qualification of their auditors. These developments could add uncertainties to our listing status.

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

Our auditor, Friedman LLP, the independent registered public accounting firm that issues the audit report for the year ended December 31, 2020 and 2021 included elsewhere in this Form 20-F, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Our auditor is headquartered in Manhattan, New York, and has been inspected by the PCAOB on a regular basis with the last inspection in June 2018. However, the recent developments would add uncertainties to our listing status and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements.

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

The trading price of our ADSs could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. Furthermore, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies like us. These broad market and industry factors may materially reduce the market price of our ADSs, regardless of our operating performance. In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

●	variations in our revenues, earnings and cash flow;
●	announcements of new investments, acquisitions, business partnerships or joint ventures by us or our competitors;
●	announcements of new test and service offerings, solutions and expansions by us or our competitors;
●	failure on our part to realize monetization opportunities as expected;
●	changes in financial estimates by securities analysts;

●	detrimental adverse publicity about us, our technology, our tests or our industry;
●	additions or departures of key personnel;
●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;
●	regulatory developments affecting us or our industry; and
●	potential litigation or regulatory investigations.

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

As of the date of this annual report, our issued ordinary shares consisted of 22,447,064 Class A ordinary shares (excluding treasury shares and shares reserved for potential conversion of convertible dentures) and 2,773,100 Class B ordinary shares. In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares will be entitled to one (1) vote per share, while holders of Class B ordinary shares will be entitled to ten (10) votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by its holder, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of Class B ordinary shares by a holder to any person or entity who is not an affiliate of the holder, or upon a change of ultimate beneficial ownership of the holder of any Class B ordinary share to any person or entity who is not an affiliate of the holder, such Class B ordinary shares will be automatically and immediately converted into the same number of Class A ordinary shares. We sold Class A ordinary shares represented by our ADSs in our initial public offering.

All of the issued and outstanding ordinary shares held by Dr. Chris Chang Yu through CRS Holdings Inc. and a portion of our ordinary shares held by Zhangjiang GU KE Company Limited and Zhijun Sihang Holdings Limited, respectively, have been re-designated as Class B ordinary shares. Dr. Chris Chang Yu, Zhangjiang GU KE Company Limited and Zhijun Sihang Holding Limited beneficially owned approximately 44.05%, 8.58% and 6.15%, respectively, of the aggregate voting power of our company as of the date of this annual report, due to the disparate voting powers associated with our dual-class share structure. As a result of the dual-class share structure and the concentration of ownership, these holders of Class B ordinary shares will have considerable influence over matters such as decisions regarding change of directors, mergers, change of control transactions and other significant corporate actions. They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

Share ownership has remained as of the date of this annual report, and will remain, concentrated in the hands of our principal shareholders and management, who are and will continue to be able to exercise a direct or indirect controlling influence on us.

Our directors, officers and current five percent or greater shareholders and affiliated entities together beneficially owned approximately 62% of the voting power of our ordinary shares issued and outstanding as of the date of this annual report, and this concentration of share ownership will remain in the foreseeable future. As a result, these shareholders, acting together, have significant influence over all matters that require approval by our shareholders, including the election of directors and approval of significant corporate transactions. Corporate action might be taken even if other shareholders oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our company that other shareholders may view as beneficial.

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

Sales of substantial amounts of our ADSs or ordinary shares, including upon the exercise of vested options and conversion of convertible debentures that we have issued, in the public market or at a discount to the market price, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through offerings of equity securities or securities convertible into or exchangeable for equity securities in the future. The ADSs sold in our initial public offering are freely tradable without restriction or further registration under the Securities Act, and shares held by our existing shareholders may be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. As of March 31, 2022, there were 24,437,767 ordinary shares (including 21,664,667 Class A ordinary shares represented by ADSs and excluding treasury shares and shares reserved for potential conversion of convertible debentures) outstanding as of the date of this annual report. We issued a US$265,500 10% convertible promissory note at a purchase price of US$250,000 in a private placement to an investor in 2020, and the investor converted the total principal and the accrued interest of this note into 54,642 ADSs of our company in February 2021. In addition, we issued on February 5, 2021 US$2.0 million zero coupon convertible debentures due February 4, 2022 at a purchase price of US$1.7 million in a private placement to several investors, subject to certain condition that may increase the rate to 15% per year. The debenture holders may convert the debentures into our ADSs at any time on or prior to maturity at the lower of (i) $15.00, or (ii) the lower of (x) 82% of the closing bid price in the last reported trade of the ADSs or (y) 80% of the VWAPs (daily dollar volume-weighted average price) during the 10 consecutive trading days, immediately preceding the date of conversion or other date of determination (the “Variable Conversion Price”), but not lower than the floor price of $1.00. Subject to the floor price, the Variable Conversion Price will be 75% of the VWAPs during the 10 consecutive trading days, immediately preceding the conversion date or other date of determination if we trigger certain event of default as set forth in the debentures. Our failure to have an effective registration statement covering the resale of the underlying shares prior to April 16, 2021 triggered an event of default under these convertible debentures, which resulted in the outstanding amount under these convertible debentures increasing by 10%. In addition, the conversion rate of the debentures is subject to adjustments under the terms of the debentures. Sales of substantial amounts of ADSs in the public market or the conversion of these convertible debentures, or the perception that these sales or conversions could occur, could adversely affect the market price of our ADSs.

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

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of our ADSs, you do not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You are only able to exercise the voting rights which are carried by the underlying Class A ordinary shares represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote by giving voting instructions to the depositary. If we instruct the depositary to ask for your instructions, then upon receipt of your voting instructions, the depositary will try, as far as is practicable, to vote the underlying Class A ordinary shares represented by your ADSs in accordance with your instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise any right to vote with respect to the underlying Class A ordinary shares represented by your ADSs unless you withdraw the shares, and become the registered holder of such shares prior to the record date for the general meeting. Under our M&A, the minimum notice period required to be given by our company to our registered shareholders to convene a general meeting is seven days. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the shares underlying your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our amended and restated articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the Class A ordinary shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we instruct the depositary to ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary how to vote the underlying Class A ordinary shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the shares underlying your ADSs are voted and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

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

In September 2015, we established AnPac Technology USA Co., Ltd., or AnPac US, as our wholly owned subsidiary in the United States to conduct research studies and clinical studies for our research on cancer screening and detection tests.

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

On August 15, 2021, we completed a step acquisition of 40% equity interest in Anpai (Shanghai) Healthcare Management and Consulting Co., Ltd. (“Anpai Shanghai”), consisting of an acquisition of 40% equity interest of Anpai Shanghai acquired from Dr. Chris Chang Yu for a consideration of RMB 8.5 million approved by the Board of Directors (the “Board”), and an investment of 20% equity interest in Anpai Shanghai which the Group has already held prior to August 15, 2021. Anpai Shanghai is engaged in mainly provides physical examination services and other health consulting services in PRC.

On May 4, 2022, the Nasdaq Hearings Panel has granted the request of the Company to transfer its shares from the Nasdaq Global Market to Nasdaq Capital Market, effective at the open of trading on May 6, 2022.

Our principal executive offices are located at 801 Bixing Street, Bihu County, Lishui, Zhejiang Province 323006, People’s Republic of China. Our telephone number at this address is +86-578-2051-666. Our registered office in the BVI is located at the office of Maples Corporate Services (BVI) Limited at Kingston Chambers, P.O. Box 173, Road Town, Tortola, BVI. Our agent for service of process in the United States is AnPac US, located at 3 Spring House Innovation Park, #150 Ambler, PA 19002.

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

Our CDA technology provides a comprehensive platform, on which we have developed our CDA test and our proprietary CDA device. Our CDA test can detect and assess an individual’s overall cancer risk with high accuracy, including early-stage cancer. We also offer combination tests that combine our CDA test with auxiliary tests based on other cancer screening and detection technologies to detect the risk of specific cancer types. We have historically primarily combined our CDA test with the biomarker-based test in our combination tests. We began offering a new combination test product named APCS in the second quarter of 2020, which combines our CDA test with the ct-DNA test. When we refer to our technology or tests as a “cancer screening and detection” technology or test in this annual report, we refer to the detection and assessment of the risk of cancer occurrence, not to cancer diagnosis.

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

Our CDA technology provides a highly accurate, early-stage risk assessment of the occurrence of cancer. As of December 31, 2021, our CDA technology had been shown in numerous retrospective validation studies to be able to detect the risk of 26 cancer types with high sensitivity and specificity rates. These 26 cancers accounted for over 80% of the cancer incidences in China from 2013 to 2018, according to Frost & Sullivan. Our CDA technology requires only a standard blood sample from a tested individual, which minimizes the inconvenience and invasive procedures and avoids the harmful side effects that are inherent to many other technologies.

We have established a test database that as of March 31, 2022, consisted of over 258,345 blood samples of various age, sex and disease groups. Our database included approximately 214,055 samples from our commercial CDA-based tests and approximately 44,290 samples from our research studies. According to Frost & Sullivan, we ranked first globally total volume of next generation early cancer screening and detection tests in multiple cancer types and we ranked first globally volume of commercial next generation early cancer screening and detection tests in multiple cancer types as of January 2021. For purposes of these rankings, we had approximately 43,700 clinical samples and approximately 172,900 commercial samples as of Dec 2020, which represented the historical aggregate number of participants enrolled in our research studies that were developed in clinical sites qualified by competent authorities, such as the NMPA. In addition, among companies offering next-generation early cancer screening and detection technologies in China, in 2020 we ranked first in terms of total volume of next generation early cancer screening and detection tests, multiple cancer types, according to Frost & Sullivan trade.

We have established two clinical laboratories in China and one clinical laboratory in the United States. Our principal laboratory is a licensed biomedical clinical laboratory located in Lishui, Zhejiang Province, China, where we perform our commercial CDA-based tests (including our CDA tests and combination tests), as well as a variety of other tests (including immunological and biochemical tests). Our laboratory in Haikou, Hainan Province, China is a licensed genomics clinical laboratory where we perform gene sequencing tests. In addition to these two clinical laboratories, we also have a research and development center located in Shanghai, China, where we develop our next-generation cancer screening and detection technology and tests. In the United States, we obtained a CLIA Certificate of Registration for our new laboratory in Philadelphia, Pennsylvania in August 2020. We have received CAP accreditation and a CLIA Certificate of Accreditation for this new laboratory. which is equipped to perform our CDA tests and biochemical tests. We have entered into research agreements with U.S. universities and academic medical centers, and we are in discussions with other U.S. hospitals, medical institutions, CROs, managed care companies and other health organizations, to conduct research studies on our CDA technology at our Philadelphia laboratory. Our Philadelphia laboratory is currently conducting research using the CDA technology.

As of March 31, 2022, we had filed 260 patent applications globally; among these, 155 patents had been granted, including 68 in greater China (including eight in Taiwan) and 22 in the United States, and 66 patent applications were pending in China, the United States and other countries and regions. Our patent applications broadly cover apparatus and methods for early-stage disease detection, and they strategically encompass important specific embodiments of these apparatus and methods.

We performed our first commercial CDA-based test in China in 2015 and have generated revenue since then. The number of commercial CDA-based tests (inclusive of CDA tests and combination tests) which we sold increased significantly from 41,607 in 2018 to 52,428 in 2019, and it decreased to 41,354 in 2020 primarily due to the impact of COVID-19 and decreased to 38,628 in 2021. In mid-2020, we launched two new products, including our ADME immunology test and APCS cancer screening and detection test (which is included in our combination tests). Our revenue from sales of cancer screening and detection tests increased by 8.6% from RMB9.6 million in 2018 to RMB10.4 million in 2019 and further increased by 77.7% from 2019 to RMB18.5 million (US$2.8 million) in 2020 and decreased by 18.9% from 2020 to RMB 14.9 million (US$2.3 million) in 2021. Our total revenues increased by 5.8% from RMB10.3 million in 2018 to RMB10.8 million in 2019 and further increased by 89.1% from RMB10.8 million in 2019 to RMB20.5 million (US$3.1 million) in 2020 and our total revenues decreased by 12.3% to RMB18.0 million (US$2.8 million) in fiscal year 2021 from RMB20.5 million (US$3.1 million) in fiscal year 2020. In the United States, we plan to commence marketing our CDA test as an LDT in the future.

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

Analytical Validation

We have conducted numerous research studies on our CDA technology’s utility and accuracy. Since 2015, we have completed 25 research studies on our CDA technology with hospitals and medical institutes in China. Among them, the results of 18 research studies on which we collaborated with five Chinese hospitals and medical institutes have been published at ASCO annual meetings, a famous international medical journal Expert Review of Molecular Diagnostics and other medical conferences and in medical journal supplements. We have also completed an additional ten unpublished research studies with nine hospitals and medical institutes in China. As of March 31, 2022, we had tested more than 258,238 blood samples collected from various age, sex and disease groups, including over 214,085 samples from our commercial CDA-based tests and over 44,153 samples from our research studies.

Our research studies have demonstrated that our CDA technology can detect the risk of multiple cancers with high sensitivity and specificity rates. We have used meta-analysis to analyze the resulting data of all completed research studies for a specific cancer type up to December 31, 2021 and calculated our CDA technology’s sensitivity and specificity rates for that cancer type. Meta-analysis is a statistical analysis of a large collection of analysis results from individual studies for the purpose of integrating the findings. The following table sets forth the sensitivity and specificity rates of our CDA technology in detecting 26 cancers based on our completed research studies up to December 31, 2021:

	Aggregate
Cancer Type	Sample Size	Sensitivity	Specificity	Publication Information(1)
Lung Cancer	2,277	82.4%	83.0%

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

2015 ASCO Annual Meeting, J Clin Oncol 33, e15059, 2015 (co-author: Shanghai Changhai Hospital); 2015 Nobel Prize Laureate Summit on Biomedical Sciences (co-authors: Shanghai Changhai Hospital and Fudan University Shanghai Cancer Center); 2017 Gastrointestinal cancers Symposium (San Francisco), J Clin Oncol 35, 2017 (suppl 4S; abstract 42)

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

Rectum Cancer	653	89.2%	88.0%	N/A
Duodenal Cancer	32	84.4%	87.5%	N/A
Prostatic Cancer	46	90.7%	93.2%	N/A
Cervical Cancer	401	87.0%	90.2%	2019 Shenzhen New Horizons in Cancer Research
Ovarian Cancer	474	90.5%	90.1%	2019 Shenzhen New Horizons in Cancer Research
Uterine Cancer	164	87.2%	92.3%	N/A
Leukemia	196	77.6%	88.0%	N/A
Bone Cancer	12	91.7%	91.0%	N/A
Skin Cancer	18	88.9%	93.7%	N/A

Note:

(1)	For each specific cancer type shown in the table above, the references in this column “Publication Information” indicate the medical conferences and medical journal supplements where we have published any research results for that cancer type up to December 31, 2021, while “N/A” means that none of our completed research studies of that cancer type had been published up to December 31, 2021.

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

●	Shanghai Changhai Hospital

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

●	A Cancer Hospital in Beijing

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

●	Lishui Central Hospital, the Fifth Affiliated Hospital of Wenzhou Medical University

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

●	Shanghai Jiao Tong University School of Medicine

A two-stage study to evaluate the value of CDA test was conducted and is still going.

The first stage of a cross-sectional study included 75,942 healthy individuals in routine health checkup and the second stage of a prospective population-based cohort which included 1,957 healthy community members. Forty-eight and ten cancer cases were identified among cross-sectional study and prospective population-based cohort, respectively. Using a pre-determined cutoff, we found that the CDA test could differentiate blood samples between healthy and cancer individuals with >93% specificity and >55% sensitivity in both studies.

With high specificity and moderate sensitivity of CDA test, the study indicates that CDA can analyze biophysical properties in the blood to rapidly and reliably screen healthy individuals from cancer patients in a health checkup setting where most individuals are healthy or with average risk of cancer.

We have completed an initial data analysis on a multi-year lung cancer prognosis clinical trial carried out in Shanghai ChangHai Hospital in which CDA data were collected on lung cancer patients though after cancer diagnosis, surgery, cancer treatment including drug treatment and, for some individuals, remission. The analysis showed that there is a strong correlation (statistically significant correlation) between CDA values and patient responses to treatment. It demonstrated that CDA technology has the potential to be a viable method for prognosis of cancer treatment. The above-mentioned results were also reported in a poster paper at 2022 American Association for Cancer Research (AACR) Conference in April, 2022.

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

We typically call a tested individual for the first time within 15 days (for individuals with high-risk results), three months (for those with medium risk results) or six months (for those with low-risk results), after issuing a cancer risk assessment report for a tested individual. We also have subsequent phone consultations with the tested individuals on an annual basis. During these consultations, our customer support and service personnel typically ask the tested individuals with medium or high risks of cancer about, among other things, their health conditions, whether or not they have taken follow-up checkup tests as we suggested in the cancer risk assessment reports, and the relevant follow-up diagnoses or test results, if any. As of March 31, 2022, we had contacted over 27,254 tested individuals, of whom 16,052 individuals gave us substantive feedback regarding their health conditions and disease development, and among them, 983 were previously tested as having high risk of cancer, 13,106 with medium risk of cancer and the rest with low risk of cancer. Based on the feedback from these calls, 2,255 of the tested individuals had been diagnosed with various major diseases or cancers by third-party hospitals and medical institutions within two years of taking our CDA-based tests, including 229 cases with cancers, 1,162 with pre-cancer diseases or benign tumors, and 864 with major non-cancerous diseases. All of these 2,255 individuals were previously tested as having medium or high risk of cancer. Among those 983 and 13,106 individuals tested with high and medium risk of cancer, respectively, 229 (or 23.3%) and 2,026 (or 15.5%) had been diagnosed with cancers, pre-cancer diseases or major non-cancerous diseases, respectively. As it may take years for diseases to progress into cancers or pre-cancer or major non-cancerous diseases, we expect that the percentage of cancer occurrence among these 16,052 cases will likely increase over time.

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

PFS predicted by CDA Technology

Strata
bad-prognosis group
good prognosis group
Survival probablity (%)
1.00
0.75
0.50
0.25
0.00
p = 0.031
0
30
60
90
120
150
180
210
240
270
300
330
360
Time (days)

In another study, we tracked a number of patients throughout their approximately three years of cancer treatment. The following graph illustrates the changes of a representative patient’s CDA values throughout the tracking period.

CDA in Long-Term Cancer Monitoring (Stage IIA with Surgery)

This patient is a middle-aged man diagnosed with a stage IIA lung cancer. As illustrated in the graph above:

●	At the beginning of the tracking period, namely Day zero, the patient’s overall CDA value was relatively high, which corroborated the oncologist’s diagnosis that the individual had a cancer;
●	From Day 7 to Day 28, as the cancer treatment progressed, the patient’s overall CDA value, as well as PTF and CTF values, continued dropping;
●	After his surgery (around Day 52) and during his chemo-therapy treatment, the patient’s overall CDA value dropped below the cut-off value, indicating that by that time, the patient’s stage IIA lung cancer had been effectively controlled and he went into remission;
●	However, after a period of remission (around Day 212), the patient’s overall CDA value went up again, which predicted a recurrence of cancer. Shortly after this uptick in the overall CDA value, the oncologists diagnosed that the patient’s cancer had come back and further spread to the liver, corroborating our CDA test’s prediction;
●	Subsequently, the patient went through chemotherapy for liver cancer. Following this treatment (around Day 277), the patient showed an overall CDA value below the cut-off value, indicating that the patient responded positively to the chemotherapy and went into remission again; and
●	From Day 383 to Day 904, the patient’s overall CDA value, as well as PTF and CTF values, remained relatively low, indicating that he was in remission. This was also confirmed by the oncologists’ clinical observations.

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

Operation

Our CDA device is a fully-automated system requiring minimal human involvement. After collecting blood samples from the individuals, all our testing personnel needs to do is to properly place these blood samples on the test-tube racks and station the racks inside the sample input unit of our device. Our device will then automatically complete the subsequent test as programmed, including:

●	heating the blood samples to prepare them for testing;
●	deploying multiple sensors inside the microfluidic device to detect relevant biophysical properties in each blood sample and obtain multi-level information;
●	discharging the tested blood samples and cleaning the used test tubes; and
●	transferring the testing data collected by the microfluidic device (including PTF and CTF values) to the computer connected to our CDA device, which will process this testing data with our proprietary algorithm and convert it into an overall CDA value. A series of CDA itemized values will also be generated, if we conduct biomarker-based tests in combination with our CDA test while offering our cancer-positioning services.

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

Our CDA-based Tests

Unlike conventional cancer screening and detection approaches such as imaging technology and tissue biopsy, our CDA test uses liquid-based technology to detect the risk of cancer and non-cancerous diseases based on our CDA technology. It is minimally invasive, side effect-free and highly automated. Because it focuses on changes in cancer-related biophysical properties as a disease progress, we believe that our CDA test can be used for multiple purposes, including early cancer screening and detection, as well as assistance in cancer diagnosis, prognosis and recurrence.

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

Commercialization

China

In China, we have established clinical laboratories in Lishui, Zhejiang Province and Haikou, Hainan Province. We obtained the medical institutional practice license from the NHC in 2016 and 2015, respectively, for these two laboratories to conduct medical tests, each for a five-year term. Our Lishui laboratory conducts substantially all of our commercial CDA-based tests (including our CDA tests and combination tests), as well as a variety of other tests (including immunology and biochemical tests). In 2020, we launched our ADME immunology test and APCS cancer screening and detection test (which combines our CDA test with the ct-DNA test and is a type of combination test). Both of these new tests are conducted at our Lishui laboratory. We performed our first commercial CDA-based test in 2015 and have generated revenue in China for four consecutive years. The number of our commercial CDA-based tests we sold increased significantly from 52,428 in 2019, decreased to 41,354 in 2020, and 38,628 in 2021.

In addition to our CDA-based tests, we design annual physical checkup plans for certain of our corporate and life insurance company customers as value-added services and to facilitate these customers to procure physical checkup services from third-party physical checkup service providers. We also sell annual physical checkup packages to our customers, which are designed to include our CDA-based tests as part of the physical checkup services. We outsource a substantial portion of these checkup services in these packages to qualified physical checkup institutions. As of December 31, 2021, we had completed total sales of over 23,796 physical checkup packages.

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

United States

In the United States, we have established a CLIA and CAP certified clinical laboratory in Philadelphia, Pennsylvania. We are currently permitted to conduct our CDA test for research use in the United States. To commercialize our CDA test in the United States, we intend to initially market it to U.S. customers as a Laboratory Developed Test (LDT). As an LDT, we do not expect that our CDA test will require premarket clearance, market authorization, or approval from the FDA prior to marketing. We may begin marketing our test as soon as we complete our validation studies Under CLIA, CAP, and state licensing requirements, and obtain any state laboratory licenses or other approvals that we are required to hold (with the exception of New York State) to offer our CDA test in the corresponding states. These studies are designed to demonstrate the analytical and clinical performance of the test. For more information about the state laboratory license for New York State and its application process, see “Item 4. Information on the Company—B. Business Overview—U.S. Regulations—Federal and State Laboratory Licensing Requirements.” We have entered into research agreements with U.S. universities and academic medical centers, and we are in discussions with U.S. hospitals, medical institutions, CROs, managed care companies and other health organizations, to conduct research studies on our CDA technology in the U.S.

In addition, we have validated under CLIA, CAP guidelines, six cancer biomarkers and a COVID-19 antibody test using Roche’s FDA approved Cobas platform and assay but we have not begun to commercialize the test.

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

We believe that our research and development team possesses industry-leading expertise in the early cancer screening and detection field. As of December 31, 2021, this team had 21 members, including four with M.D. degrees and three with Ph.D. degrees. Our research and development team has a multi-disciplinary background, and most members of this team specialize in areas related or helpful to the development of our CDA technology and device, including mechatronics, physics, biomedical science or computer science. Our co-founder, Dr. Chris Chang Yu, our vice president in charge of R&D, Mr. Xuedong Du, and our chief medical officer, Dr. He Yu, have led our research and development team since our inception, leveraging their multi-disciplinary expertise and industry experience. These key members have spearheaded our research and development team in achieving a number of technological breakthroughs, including the design and fabrication of the microfluidic device—the key functioning component of our CDA device—and the testing of multiple cancers in a single blood test. Since 2015, our research and development team had published 15 articles on ASCO and other medical conferences and medical journal supplements to demonstrate our CDA technology’s clinical utility.

Anpac’s joint technical paper on novel Cancer Differentiation Analysis (CDA) Technology for multi-cancer screening with multiple leading medical institutions was accepted and published online on November 30, 2021 by the Expert Review of Molecular Diagnostics, a peer-reviewed international medical journal that has an impact factor of 5.2.

At the 113th Annual Meeting of the American Association for Cancer Research (AACR) held during April 8 to 13, 2022, Anpac Bio presented and published the paper “CDA Technology Based on Innovative Biophysics” in the form of a poster. A Novel Bio-Physical Based CDA Approach to Lung Cancer Therapeutic Response. The co-authors of the paper are the State Key Laboratory team from the School of Life Sciences of Fudan University, a well-known university in China, and the excellent medical team from Shanghai Changhai Hospital.

We have invested significantly in research and development since our inception. Our research and development expenses were RMB9.8 million, RMB11.6 million and RMB16.2 million (US$2.5 million) in 2019, 2020 and 2021, respectively.

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

			Estimated
Commencement Date	Research Partner	Cancer Type	Sample Size	Study Purpose
September 2019	University of Pittsburgh Medical Center	esophageal cancer	100	for early cancer screening and detection
August 2019	University of Pittsburgh Medical Center	gynecologic cancers	40	for early cancer screening and detection
May 2019	A university in Shanghai	multiple cancers (with no specification of cancer types)	15,000	for early cancer screening and detection, as well as assistance in diagnosis, prognosis and recurrence
July 2017	A cancer center in Shanghai	multiple cancers (with no specification of cancer types)	200	for early cancer screening and detection
July 2017	University of California, Davis	sarcoma and carcinoma cancer	186	for CDA technology’s application to canine cancer areas
May 2017	Shanghai Changhai Hospital	lung and esophageal cancer	5,000	for early cancer screening and detection
May 2017	A hospital in Shanghai	lung, colorectal, gastric, breast and pancreatic cancers	1,600	for assistance in diagnosis, prognosis and recurrence, as well as early cancer screening and detection

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

We also entered into a research project agreement with a university in Shanghai in May 2019. In this ongoing research project, this university will provide us with approximately 15,000 blood samples for our research studies for multiple purposes, including early cancer screening and detection of multiple cancer types (including lung and esophageal cancers), as well as assistance in diagnosis, prognosis and recurrence. A population-based cohort study, the Prospective Population-based Cohort Study (the “PPCS”) was designed to further explore the performance of CDA test. Eligible participants were aged over 40 years and recruited from five communities in Changning District, Shanghai, China. Participants with a confirmed history of cancer at enrollment were excluded. As of December 31st 2021, a total of 2,005 participants were enrolled in the study, and all participants had a CDA test at baseline, with no further series of tests were performed.

Studies for Assistance in Diagnosis, Prognosis and Recurrence

Since May 2017, we have been working with a hospital in Shanghai on a research study on our CDA technology primarily for assistance in diagnosis, prognosis and recurrence. Under this ongoing study, this hospital is expected to provide us with approximately 1,600 blood samples. As December 31, 2021, 622 blood samples are collected from patients diagnosed with different subtypes of lung, colorectal, gastric, breast and pancreatic cancers and at different stages of cancer development. By analyzing the pre- and post-treatment CDA values of these patients, we have found correlations between the changes in a patient’s CDA values and the cancer treatment that the patient has received.

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

Our Research on Improving our CDA Device

We have conducted substantial research to increase the operational efficiency of our CDA device and, in turn, improve our CDA test’s signal-to-noise ratio to further elevate its accuracy. Our current research in this aspect primarily focuses on enabling our device to improve our CDA technology’s ability to identify cancer types, our CDA technology’s signal-to-noise ratio and its testing throughput. For the new device, we have finished design taping out, silicon processing and packaging, and now the device is under effectiveness and reliability assessment.

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

Our marketing is focused on expanding the market awareness of our cancer screening and detection test and continuously growing our customer base. We primarily deploy our own sales and marketing personnel to market our tests. As of December 31, 2021, we had 14 sales and marketing personnel. In addition to conducting direct sales to our existing customers, our sales and marketing personnel prepare and deliver our brochures and product presentations to potential customers and attend academic conferences and industrial exhibitions to advertise our CDA technology and tests. Our sales and marketing personnel are generally well trained and educated about the complexities of our tests, and they typically have extensive experience in the cancer early screening and detection field or other medical areas. As our business grows, we plan to build up our sales and marketing team and strengthen our own sales network in China.

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

We have developed an early and strong patent position related to our CDA technology, and we continuously seek patent coverage over its new applications. As of March 31, 2022, we had filed 260 patent applications globally; among them, 155 patents had been granted, including 22 patents granted in the United States, 68 in greater China (including eight in Taiwan), and 65 in other countries and regions. Our granted patents are expected to expire between 2031 and 2037. As of the same date, we also had 105 pending patent applications, consisting of 27 in the United States, 36 in greater China (including one in Taiwan), 32 in other countries and regions, and four patent cooperation treaty, or PCT, applications.

Our patents and patent applications broadly cover apparatus and methods for detecting diseases at early stages, and they strategically encompass the important specific embodiments of these apparatus and methods. They generally fall into the following categories:

●	those relating to our CDA technology, including claims directed to methods for identifying and measuring various biophysical properties in blood samples and methods for detecting major cancer types and/or non-cancerous diseases, such as methods for detecting multiple cancers in a single blood test;
●	those relating to our CDA device, including claims directed to its key components, such as the microfluidic device; and
●	those relating to the multi-level, multi-parameter concept underlying our CDA technology, as well as our non-CDA early cancer screening and detection technologies, apparatus and methods.

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

As of March 31, 2022, we also had 28 granted trademarks and no pending trademark applications in greater China, and nine granted trademarks and three pending trademark applications in the U.S.

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

Regulation on Medical Devices and Medical Institutions

Regulatory Authorities

In the PRC, the newly formed NMPA is the government authority under the State Administration for Market Regulation that monitors and supervises the administration of pharmaceutical products, medical devices, and cosmetics. The NMPA’s predecessor, the CFDA, was established in March 2013 and separated from the Ministry of Health of the PRC, or the MOH, as part of an institutional reform of the State Council. Predecessors of the NMPA also include the former State Food and Drug Administration, or the SFDA, that was established in March 2003 and the State Drug Administration, or the SDA, that was established in August 1998. The primary responsibilities of the NMPA include:

●	monitoring and supervising the administration of pharmaceutical products, medical devices, and cosmetics in the PRC;
●	formulating administrative rules and policies concerning the supervision and administration of the pharmaceutical, medical device, and cosmetics industry;
●	evaluating, registering and approving of new drugs, generic drugs, imported drugs and traditional Chinese medicine;
●	approving and issuing permits for the manufacture and export/import of pharmaceutical products, as well as medical devices, and approving the establishment of enterprises to be engaged in the manufacture and distribution of pharmaceutical products; and
●	examining and evaluating the safety of pharmaceutical products, medical devices, and cosmetics and handling significant accidents involving these products.

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

Medical Institutions Laws and Regulations

The Regulation on the Administration of Medical Institutions as promulgated by the State Council of the PRC on February 1994 and revised in 2016 and 2022 provides the requirements for the establishment and administration of medical institutions. The establishment of medical institutions must comply with local governments’ plans for the establishment of medical institutions and the basic standards for medical institutions. To establish a medical institution, an entity or individual shall be subject to the examination and approval of the health administrative department of the local government at or above the county level and obtain the written approval for the establishment of medical institutions. A medical institution providing relevant services must register and obtain a medical institution practice license. An entity or individual that has not obtained a medical institution practice license may not carry out diagnosis or treatment activities. The revised Rules for Implementation of the Administrative Regulation on Medical Institutions as promulgated by the NHFPC in February 2017 further regulates the approval on establishment, registration, validation, naming and practice of medical institutions.

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

The Measures for the Administration of Clinical Gene Amplification Testing Laboratories in Medical Institutions as promulgated by Ministry of Health in December 2010 provides the requirements for medical institutions to carry out clinical gene amplification test technique. Clinical gene amplification testing laboratory refers to a laboratory that detects specific DNA or RNA by amplification and to perform disease diagnosis, treatment monitoring and prognosis determination. The PRC Ministry of Health is responsible for supervising and administering clinical gene amplification testing laboratories in medical institutions nationwide. The health administrative authorities at the provincial level are responsible for supervising and administering clinical gene amplification testing laboratories in medical institutions within their respective administrative regions. This regulation also provides the examination and establishment of clinical gene amplification testing laboratories, laboratory quality management and laboratory supervision and management.

Our PRC subsidiary, Shiji Hainan, obtained its Certificate of Clinical Gene Amplification Testing Laboratory in 2016.

Medical Devices Administration Laws and Regulations

The Regulation on the Supervision and Administration of Medical Devices as amended by the State Council in December 2020, which came into effect in June 2021, regulates entities that engage in the research and development, production, operation, use as well as supervision and administration of medical devices in the PRC. Medical devices are classified according to their risk levels. Class I medical devices are medical devices with low risks, the safety and effectiveness of which can be ensured through routine administration. Class II medical devices are medical devices with moderate risks, which are strictly controlled and administered to ensure their safety and effectiveness. Class III medical devices are medical devices with relatively high risks, which are strictly controlled and administered through special measures to ensure their safety and effectiveness. The evaluation of the risk levels of medical devices takes into consideration the expected objectives, structural features, methods of use and other factors of medical devices.

The Measures for the Supervision and Administration of the Manufacture of Medical Device as amended by NMPA in March 2022, which came into effect in May 2022, regulates entities that engage in the manufacturing of medical devices in the PRC. The food and drug administration at or above the county level regulates medical device manufacturing within its administrative region, including manufacturing related licensing and registration, contract manufacturing and manufacturing quality controls.

The Measures for the Supervision and Administration of the Operation of Medical Devices, as amended by NMPA in March 2022, which came into effect in May 2022, regulates entities that engage in business activities involving medical devices in the PRC. Business activities involving medical devices are regulated in accordance with the medical devices’ risk levels. No registration or license is required for business activities involving Class I medical devices. Registration is required for business activities involving Class II medical devices. A license is required for business activities involving Class III medical devices.

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

The Catalogue of Encouraged Industries for Foreign Investment, which came into effect on January 27, 2021, stipulates encouraged industries for foreign investment. In addition, according to the FIL, foreign investors shall not invest in any field with investment prohibited by the negative list for foreign investment access. Foreign investors shall meet the investment conditions stipulated under the negative list for any field with investment restricted by the negative list for foreign investment access. For the fields not included in the negative list for foreign investment access, management shall be conducted under the principle of consistency for domestic and foreign investment. On December 27, 2021 the MOFCOM and the NDRC jointly promulgated the Special Management Measures (Negative List) for the Access of Foreign Investment, or the 2021 Negative List, which became effective on January 1, 2022 to amend the Catalog and the previous negative list thereunder. Investment in medical institutions (such as clinical laboratories) belongs to the “restricted” category. In particular, according to relevant PRC foreign investment regulations, only domestic companies and foreign-invested joint ventures are allowed to hold an NHC medical institution practice license. However, it is unclear under PRC law whether a subsidiary of a wholly foreign owned enterprise is eligible to hold this license. We believe that the risks for the NHC medical institution practice license of each of our Lishui and Haikou laboratories—subsidiaries of AnPac Lishui, a wholly foreign owned enterprise—being held invalid or revoked by the NHC is remote, based on our confirmation with relevant regulatory authorities. However, we cannot assure you that the relevant regulatory authorities would not change their interpretation or position regarding the relevant laws and regulations.

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

PRC Regulation of Commercial Bribery

Medical device companies involved in a criminal investigation or administrative proceedings related to bribery are listed in the Adverse Records of Commercial Briberies by its provincial health and family planning administrative department. Pursuant to the Provisions on the Establishment of Adverse Records of Commercial Briberies in the Medicine Purchase and Sales Industry, which became effective on March 1, 2014, provincial health and family planning administrative departments formulate the implementing measures for establishment of Adverse Records of Commercial Briberies. If a company is listed in the Adverse Records of Commercial Briberies for the first time, their products may not be purchased by public medical institutions. A company will not be penalized by the relevant PRC government authorities merely by virtue of having contractual relationships with sales agents or third-party promoters who are engaged in bribery activities, so long as such company and its employees are not utilizing the sales agents or third-party promoters for the implementation of, or acting in conjunction with them in, the prohibited bribery activities. In addition, a company is under no legal obligation to monitor the operating activities of its sales agents and third-party promoters, and will not be subject to penalties or sanctions by relevant PRC government authorities as a result of failure to monitor their operating activities.

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

Patents

Pursuant to the PRC Patent Law, most recently amended in October 2020, which came into effect on June 1, 2021, and its implementation rules, most recently amended in January 2010, patents in China fall into three categories: invention, utility model and design. An invention patent is granted to a new technical solution proposed in respect of a product or method or an improvement of a product or method. A utility model is granted to a new technical solution that is practicable for application and proposed in respect of the shape, structure or a combination of both of a product. A design patent is granted to the new design of a certain product in shape, pattern or a combination of both and in color, shape and pattern combinations aesthetically suitable for industrial application. Under the PRC Patent Law, the term of patent protection starts from the date of application. Patents relating to invention are effective for twenty years, utility models are effective for ten years, and designs are effective for fifteen years from the date of application. The PRC Patent Law adopts the principle of “first-to-file” system, which provides that where more than one person files a patent application for the same invention, a patent will be granted to the person who first files the application.

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

Exemptions for Unlicensed Manufacture, Use, Sale or Import of Patented Products

The PRC Patent Law provides five exceptions for unauthorized manufacture, use, sale or import of patented products. None of following circumstances are deemed an infringement of the patent rights, and any person may manufacture, use, sell or import patented products without authorization granted by the patent owner as follows:

●	Any person who uses, promises to sell, sells or imports any patented product or product directly obtained in accordance with the patented methods after such product is sold by the patent owner or by its licensed entity or individual;
●	Any person who has manufactured an identical product, has used an identical method or has made necessary preparations for manufacture or use prior to the date of patent application and continues to manufacture such product or use such method only within the original scope
●	Any foreign transportation facility that temporarily passes through the territory, territorial waters or territorial airspace of China and uses the relevant patents in its devices and installations for its own needs in accordance with any agreement concluded between China and that country to which the foreign transportation facility belongs, or any international treaty to which both countries are party, or on the basis of the principle of reciprocity;
●	Any person who uses the relevant patents solely for the purposes of scientific research and experimentation; or
●	Any person who manufactures, uses or imports patented drugs or patented medical devices for the purpose of providing information required for administrative approval, or manufactures, uses or imports patented drugs or patented medical devices for the abovementioned person.

However, if patented drugs are utilized on the ground of exemptions for unauthorized manufacture, use, sale or import of patented drugs prescribed in PRC Patent Law, such patented drugs cannot be manufactured, used, sold or imported for any commercial purposes without authorization granted by the patent owner.

As of March 31, 2022, we had 68 granted patents (including eight in Taiwan) and 36 pending patent applications (including one in Taiwan) in greater China, and 87 granted patents and 67 pending patent applications outside greater China.

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

As of March 31, 2022, we had 28 granted trademarks and no pending trademark applications in greater China, and nine granted trademarks and three pending trademark applications in the U.S. In addition, as of the same date, we had 19 domain names.

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

Pursuant to the Law of Manufacturing Safety of the PRC effective on November 1, 2002 and amended on August 27, 2009, August 31, 2014 and June 10, 2021, manufacturers must establish a comprehensive management system to ensure manufacturing safety in accordance with applicable laws, regulations, national standards, and industrial standards. Manufacturers not meeting relevant legal requirements are not permitted to commence their manufacturing activities.

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

Regulations Relating to Dividend Distribution

The principal regulation governing distribution of dividends paid by a PRC enterprise include Company Law of the PRC (1993), as amended in 1999, 2004, 2005, 2013, 2018 and 2021. The 2021 revision has not yet taken effect.

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

U.S. Regulations

Federal and State Laboratory Licensing Requirements

Pursuant to the CLIA, a laboratory that performs testing on specimens derived from humans for the purpose of providing information for the diagnosis, prevention or treatment of disease, or the impairment of, or assessment of health must hold a certificate applicable to the complexity of the laboratory examinations it performs, and it must comply with, among other things, standards covering operations, personnel, facilities administration, quality, and proficiency testing, which are intended to ensure, among other things, that its clinical laboratory testing services are accurate, reliable and timely. Laboratories performing high-complexity testing are required to meet more stringent requirements than laboratories performing less complex tests. The CLIA requirements do not apply to research laboratories that test human specimens but do not report patient specific results for the diagnosis, prevention or treatment of any disease or impairment of, or the assessment of, the health of individual patients. In order to offer our test in the United States, our laboratory must have the appropriate CLIA certification and the applicable state licenses. A laboratory that has submitted its application but has not yet received CLIA certification, may be issued a CLIA Certificate of Registration which allows the laboratory to perform testing while the laboratory’s survey and inspection are pending. We obtained CAP accreditation and a CLIA Certificate of Accreditation for our San Jose laboratory in March 2020 but we closed San Jose laboratory in June 2021 for cost saving and streamlining laboratory operation and management purposes. We obtained a CLIA Certificate of Registration for our laboratory in Philadelphia, Pennsylvania in August 2020. CMS, the agency that oversees CLIA, has deemed CAP standards to be equally or more stringent than CLIA regulations and has approved CAP as a recognized accrediting organization. Inspection by CAP is performed in lieu of CMS inspections for accredited laboratories. To maintain and renew our CAP accreditation and CLIA certification, we are subject to survey and inspection every two years to assess our laboratory’s compliance with program standards. We also may be subject to additional unannounced inspections.

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

We are required to maintain a Pennsylvania state laboratory permit for our Philadelphia laboratory. The laboratory may also need to maintain licenses in other states with requirements for non-resident laboratories in order to perform tests on samples from patients who reside in those states. For example, in order to offer our test in New York, we must separately apply for a New York State clinical laboratory permit and approval of our test in New York, which will require submission of validation data as well as information regarding the test methods, among other things. Other states may currently have or adopt similar licensure requirements in the future. We will obtain any such necessary licenses before offering our cancer screening and detection test in a state requiring non-resident laboratory licensure.

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

Regulation of Laboratory Developed Tests

LDTs have generally been considered by the FDA to be tests that are designed, developed, validated and used within a single laboratory. The FDA has the authority to regulate such tests as medical devices under the FDCA. However, the FDA historically has exercised its enforcement discretion and not enforced applicable provisions of the FDCA and FDA regulations with respect to LDTs. However, in recent years, legislative and administrative proposals addressing oversight of LDTs were introduced. For example, in 2014 the FDA issued two draft guidance documents proposing a risk-based framework with respect to applying the FDA’s oversight over LDTs. The draft guidance documents stated that the FDA intended to modify its policy of enforcement discretion with respect to LDTs in a risk-based manner consistent with the existing classification of medical devices. Thus, the FDA planned to begin to enforce its medical device requirements, including premarket submission requirements, on LDTs marketed without FDA premarket review and authorization. In November 2016, the FDA announced its intention not to finalize the 2014 draft guidance documents to allow for further public discussion of an appropriate oversight approach to LDTs and to give congressional authorizing committees the opportunity to develop a legislative solution. In January 2017, the FDA issued a discussion paper on possible approaches to the regulation of LDTs. On August 19, 2020, HHS announced that the FDA would no longer require premarket authorization for LDTs unless the FDA engaged in notice-and-comment rulemaking. HHS also rescinded all guidance documents and informal policy statements that FDA had previously issued concerning LDTs. On November 15, 2021, the U.S. Department of Health and Human Services withdrew the policy that directed FDA not to enforce premarket review requirements for LDTs. HHS no longer has a policy on LDTs that is separate from FDA’s longstanding approach in this area.

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

The timing for review of a de novo petition is less certain than a 510(k). FDA’ s goal is review 70% of de novo submissions received in fiscal year 2022 in 150 calendar days during which a submission is under review at the FDA. As a practical matter, de novo marketing authorization often takes longer, ranging from a year or more, and marketing authorization is never assured due, in part, to stoppages of FDA’s 150-day timeline while the applicant responds to deficiencies identified by FDA. If the FDA authorizes the de novo petition, the device may be legally marketed and used as a predicate device for future 510(k) submissions. If the de novo petition is denied, the device remains in Class III and a PMA approval may be required before the device may be legally marketed in the United States.

The PMA Approval Process

A device not eligible for 510(k) clearance or de novo classification must follow the PMA approval pathway, which requires proof of the safety and effectiveness of the device to the FDA’s satisfaction. The cost of preparing and submitting a PMA is substantial. Under U.S. federal law, the submission of most PMAs is additionally subject to a substantial annually-adjusted application user fee. For example, for fiscal year 2022, the user fee for an original PMA is $374,858. Satisfaction of FDA pre-market approval requirements typically takes years and the actual time required may vary substantially based upon the type, complexity, and novelty of the device or disease.

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

Post-market FDA Regulation

After a medical device enters commercial distribution, numerous regulatory requirements continue to apply. These include:

●	the FDA’s QSR, which require manufacturers, including third-party manufacturers, to follow stringent design, testing, production, control, supplier/contractor selection, complaint handling, documentation and other quality assurance procedures during all aspects of the manufacturing process;
●	labeling regulations, unique device identification requirements and FDA prohibitions against the promotion of devices for uncleared, unapproved or off-label uses;
●	advertising and promotion requirements;
●	restrictions on sale, distribution or use of a device;
●	PMA annual reporting requirements;
●	PMA approval of product modifications, or the potential for new 510(k) clearances for certain modifications to previously 510(k) cleared devices;

●	medical device reporting regulations, which require that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction were to recur;
●	medical device correction and removal reporting regulations, which require that manufacturers report to the FDA their field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA;
●	recall requirements, including a mandatory recall if there is a reasonable probability that the device would cause serious adverse health consequences or death;
●	an order of repair, replacement or refund;
●	device tracking requirements; and
●	post-market surveillance regulations, which apply when necessary to protect the public health or to provide additional safety and effectiveness data for the device.

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

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the historical consolidated financial statements of our company for the years ended December 31, 2019, 2020 and 2021, and related notes included elsewhere in this annual report on Form 20-F. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this annual report.

A Operating Results

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

Since our business scale is currently relatively small and our customers are largely corporates, the availability and timing of large CDA-based test orders could cause our revenues to fluctuate significantly from period to period. This makes it difficult to compare our historical operating results or predict our future performance. Resurgence of COVID-19 and followed lock-down policies in some cities could cut the demand and revenue depending on length of lock-down. Starting March 27, 2022, the lockdown policy in Shanghai has forced us to temporarily halt operations in our Shanghai office. Most of the CDA tests are performed in our subsidiary located in Lishui, Zhejiang, which is not impacted by the resurgence of COVID-19. However, the close of our Shanghai office caused delay in the issuance and delivery of test reports to our customers, which will delay our revenue recognition in such period.

Cost Structure

Our results of operations are significantly affected by our cost structure. The largest component of our operating costs and expenses is staff costs, primarily related to our management as well as research and development, sales and marketing personnel. We have also incurred significant share-based compensation expenses to incentivize our directors, officers, employees and consultants, which were RMB32.9 million, RMB17.8 million and RMB34.2 million (US$5.4 million) in 2019, 2020 and 2021, respectively. In addition, we have made substantial investments in customer acquisition, research and development, and patent applications to support our future growth and expansion. As we conduct research studies in the U.S., we expect our research and development expenses to significantly increase. In addition, we expect to incur significant costs in research and development and regulatory approvals to obtain a Class III medical device registration certificate in the PRC. Once we receive this approval, we will incur significant external supplier costs for the manufacture of the devices.

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

The following table sets forth our key operating data for the periods indicated:

	For the year ended December 31,
	2019	2020	2021
Number of commercial CDA-based tests(1) completed	52,428	41,354	38,628
Number of CDA-based tests(1) for research purposes completed	6,121	1,892	399

Note:

(1)	Including our CDA tests and combination tests.

Key Components of Results of Operation

Revenues

We derive our revenues from two sources: (i) revenue from sales of cancer screening and detection tests (predominantly commercial CDA-based tests), (ii) net revenue from sales of physical checkup packages, (iii) revenue from technology service and (ⅳ) retail revenue.

The table below presents our revenues by type in absolute amount and as a percentage of our total revenues for the periods indicated.

	Year ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except %)
Cancer screening and detection tests	10,381	95.7	18,445	89.9	14,947	2,345	83.1
Physical checkup packages	464	4.3	2,064	10.1	1,654	260	9.2
Technology service	—	—	—	—	1,284	201	7.1
Retail revenue	—	—	—	—	101	16	0.6
Total revenues	10,845	100.0	20,509	100.0	17,986	2,822	100.0

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

Technology services

The Group provides a series of technology services including but not limited to market research, designing, coding, developing, testing, etc. to a client for a contractual term of two years. The Company uses input methods to measure the progress toward complete satisfaction of the performance obligation. Input methods measure progress based on resources consumed or efforts expended relative to total resources expected to be consumed or total efforts expected to be expended. The completion percentage is determined by costs incurred/total costs estimated to be incurred.

Retail revenue

The Group started retail business of genetic testing kits and skin-care products in fiscal 2021. Customers pay upfront and the Group delivers the ordered products. Revenue was recognized at point of time. For the year ended December 31, 2021, the retail revenue was insignificant.

Cost of Revenues

Our cost of revenues is related to our sales of cancer screening and detection tests, predominantly our commercial CDA-based tests and, to a lesser extent, our genomic immunology tests, technology service costs and costs of retail products. It mainly consists of staff costs, outsourced testing costs, blood sample taking costs, medical consumable costs, share-based compensation, and depreciation and amortization of our CDA devices. Staff costs mainly include salaries and employee benefit expenses of personnel engaged in laboratory testing functions. Outsourced testing cost represents our cost of engaging third-party clinical laboratories for their performance of auxiliary biomarker-based cancer screening and detection tests, which are included as part of our combination tests. Blood sample taking costs mainly include our cost of engaging third-party nursing service providers who collect blood samples on our behalf for our commercial CDA-based tests. We expect our cost of revenues to continue to grow as we increase the volume of our commercial CDA-based tests.

Gross Profit and Gross Margin

Our gross profit represents our revenue from sales of cancer screening and detection tests, technology services and retail products minus our cost of revenue, plus our net revenues from sales of physical checkup packages. Our gross profit margin is affected primarily by the mix and relative prices of the cancer screening and detection tests that we sell within a specified period, as well as changes in net revenues from sales of physical checkup packages as a percentage of our total revenues.

Operating Expenses

Our operating expenses include selling and marketing expenses, research and development expenses, and general and administrative expenses. The following table sets forth a breakdown of these expenses for the periods indicated.

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
Operating expenses:
Selling and marketing	13,633	19,674	21,420	3,361
Research and development	9,839	11,576	16,204	2,543
General and administrative	69,088	74,757	80,676	12,660
Impairment of long-term investments	1,320	1,430	—	—
Impairment of intangible assets	—	—	3,828	601
Impairment of goodwill	—	—	2,223	349
Total	93,880	107,437	124,351	19,514

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

Research and Development Expenses

Our research and development expenses primarily consist of staff costs for personnel engaged in research and development functions, share-based compensation, travel expenses, rental costs, costs of consumables and accessories, and depreciation and amortization (mainly related to our clinical laboratory facilities and CDA devices used for research and development purposes). We expect that our research and development expenses will increase significantly in the near future, because we not only have multiple on-going research studies in China, but have also entered into research agreements with U.S. universities and academic medical centers, and we are in discussions with other U.S. hospitals, medical institutions, CROs, managed care companies and other health organizations, to conduct research studies on our CDA technology at our CLIA-registered laboratory in Philadelphia, Pennsylvania. Research and development expenses amounted to approximately RMB10.2 million (US$1.6 million) and RMB6.0 million (US$0.9 million) for our Research and development activities in the United States and the PRC, respectively.

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

Impairment of long-lived assets other than goodwill

long-lived assets, including property and equipment and intangibles with finite lives, for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable.

Non-operating Income and Expenses

Other Income (Expense), Net

Our net other expense in 2019 was primarily related to fair value loss as a result of the increase in value of the convertible loans that we borrowed from Jiaxing Zhijun Investment Management Co., Ltd. (“Zhijun”), offset in part by the government grants we received. Our net other income in 2020 primarily included government grants. Our net other expense in 2021 primarily included change in fair value of convertible debt.

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

United States

Our U.S. subsidiary, AnPac US, is subject to U.S. federal corporate income tax at a rate of 21% for the years ended December 31, 2019, 2020 and 2021. AnPac US is also subject to state income tax in California for the years ended December 31, 2019, 2020 and 2021.

Results of Operations

The following table summarizes our results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	Year ended December 31,
	2019		2020		2021
		% of		% of			% of
	RMB	Revenues	RMB	Revenues	RMB	US$	Revenues

	(in thousands, except %)
Revenues:
Cancer screening and detection tests	10,381	95.7	18,445	89.9	14,947	2,345	83.1
Physical checkup packages, net	464	4.3	2,064	10.1	1,654	260	9.2
Technology service	—	—	—	—	1,284	201	7.1
Retail revenue	—	—	—	—	101	16	0.6
Total revenues	10,845	100.0	20,509	100.0	17,986	2,822	100.0
Cost of revenues,	(6,047)	(55.8)	(7,628)	(37.2)	(5,732)	(899)	(31.9)
Gross profit	4,798	44.2	12,881	62.8	12,254	1,923	68.1
Operating expenses:
Selling and marketing	(13,633)	(125.7)	(19,674)	(95.9)	(21,420)	(3,361)	(119.1)
Research and development	(9,839)	(90.7)	(11,576)	(56.4)	(16,204)	(2,543)	(90.1)
General and administrative	(69,088)	(637.0)	(74,757)	(364.5)	(80,676)	(12,660)	(448.5)
Impairment of long-term investments	(1,320)	(12.2)	(1,430)	(7.0)	—	—	—
Impairment of intangible assets	—	—	—	—	(3,828)	(601)	(21.3)
Impairment of goodwill	—	—	—	—	(2,223)	(349)	(12.4)
Loss from operations	(89,082)	(821.4)	(94,556)	(461.0)	(112,097)	(17,591)	(623.3)
Non-operating income and expenses:
Interest expense, net	(2,609)	(24.1)	(1,143)	(5.6)	(4,257)	(668)	(23.7)
Foreign exchange loss, net	(3,219)	(29.7)	(667)	(3.3)	(202)	(32)	(1.1)
Share of net gain (loss) in equity method investments	190	1.7	(13)	(0.1)	132	21	0.7
Other income (expense), net	(1,823)	(16.8)	9,096	44.4	990	155	5.5
Gain from fair value change in equity investment	—	—	—	—	3,240	508	18.0
Change in fair value of convertible debt and settlement gain	(5,296)	(48.8)	6,630	32.3	(9,073)	(1,424)	(50.4)
Loss before income taxes	(101,839)	(939.1)	(80,653)	(393.3)	(121,267)	(19,031)	(674.3)
Income tax benefit	218	2.0	88	0.4	1,180	185	6.6
Net loss	(101,621)	(937.0)	(80,565)	(392.4)	(120,087)	(18,846)	(667.7)

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Revenues

Our total revenues decreased by 12.3% to RMB18.0 million (US$2.8 million) for 2021 from RMB20.5 million for 2020, primarily due to a significant decrease in our revenue from sales of cancer screening and detection tests.

Our revenue generated from sales of cancer screening and detection tests decreased by 19.0% to RM14.9 million (US$2.3 million) for 2021 from RMB18.4 million for 2020, primarily due to lower test prices charged in 2021 and decrease in CDA-based tests. Our average individual CDA-based test price in 2021 was RMB387 (US$61), which decreased by 13.2% from RMB446 in 2020. We completed 38,628 CDA-based tests in 2021 compared to 41,354 CDA-based tests completed in 2020.

Our net revenue generated from sales of physical checkup packages decreased to RMB1.7 million (US$260,000) for 2021 from RMB2.1 million for 2020, primarily due to a decrease in the volume of physical checkup packages that we completed in 2021.

We started to provide technology services in 2021, and related revenue amounted to RMB1.3 million (US$201,000).

We started to sale retail products in 2021, and related revenue amounted to RMB101,000 (US$16,000).

Cost of Revenues

Our cost of revenues decreased by 24.9% to RMB5.7 million (US$899,000) for 2021 from RMB7.6 million for 2020, primarily attributable to a decrease of RMB2.3 million (US$332,000) in cost of revenue from cancer screening and detection tests due to less comprehensive multi-cancer detection tests performed, which resulted in decreased costs related to testing materials, outsourced biomarker-based tests, blood sample taking and medical consumables.

Our cost of revenues from sales of cancer screening and detection tests decreased to RMB5.3 million (US$837,000) for 2021 from RMB7.6 million for 2020, which was in line with the decrease in our revenue from sales of cancer screening and detection tests.

Our cost of revenues from technology services was RMB353,000(US$55,000) for 2021, and no such cost incurred for 2020.

Our cost of revenues from retail products was RMB43,000(US$7,000) for 2021, and no such cost incurred for 2020.

Gross Profit

Our gross profit decreased to RMB12.3 million (US$1.9 million) for 2021 from RMB12.9 million for 2020, which was in line with the decrease in our revenue from 2020 to 2021 primarily due to lower test prices we charged for the comprehensive CDA-based tests and physical checkup tests performed. Our gross margin increased to 68.1% for 2021 from 62.8% for 2020 mainly due to higher gross profit margin for technology services.

Operating Expenses

Selling and marketing expenses

Our selling and marketing expenses increased by 8.9% to RMB21.4 million (US$3.4 million) for 2021 from RMB19.7 million for 2020, primarily due to higher share-based compensation as we granted more options to our marketing and sales personnel.

Research and development expenses

Our research and development expenses increased by 40.0% to RMB16.2 million (US$2.5 million) for 2021 from RMB11.6 million for 2020, primarily because we conducted more research and development activities. This increase was also attributable to an increase in our research and development related materials and higher staff costs and share-based compensation for our research and development personnel.

General and administrative expenses

Our general and administrative expenses increased by 7.9% to RMB80.7 million (US$12.6 million) for 2021 from RMB74.8 million for 2020, primarily due to increase in share-based compensation.

Impairment of long-term investments

Our impairment of long-term investments was Nil and RMB1.4 million for 2021 and 2020 primarily because our investment in Jiangsu Anpac was all impaired as of December 31, 2020.

Impairment of Intangible assets and goodwill

For the year ended December 31, 2021, due to the slow development of Shiji (Hainan) Medical Technology Ltd., the Group evaluated the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition and determined that the fair value of intangible assets of Shiji (Hainan) Medical Technology Ltd. was nil. Therefore, the Company wrote off the intangible assets acquired from the acquisition of Shiji (Hainan) Medical Technology Ltd. of RMB3.8 million (US$601,000) and goodwill of RMB2.2 million (US$349,000).

Non-operating Income and Expenses

Interest expense, net

Our net interest expense increased significantly to RMB4.3 million (US$668,000) for 2021 from RMB1.1million for 2020, primarily due to an increase in our convertible debts in 2021.

Other income (expense), net

We recognized net other income decreased significantly to RMB1.0 million (US$155,000) for 2021, from RMB9.1 million for 2020, primarily due to a significantly decrease from government subsidy in 2021.

Change in fair value of convertible debt and settlement gain

For the years ended December 2021, we recognized an unrealized loss of RMB9.1 million (US$1.4 million) from convertible debts.

We elected to recognize the convertible debt at fair value. For the years ended December 31, 2019, we recognized an unrealized loss of RMB5.3 million, due to changes in fair value of our convertible debt borrowed from Zhijun, respectively. For the year ended December 31, 2020, we fully repaid the convertible debt with Zhijun and recognized a settlement gain of RMB7.2 million. In addition, we recognized an unrealized loss of RMB532,000 from new convertible debt borrowed from EMA Financial, LLC due to a change in its fair value in 2020.

Gain from fair value change in equity investment

On August 15, 2021, the Group completed an acquisition of 60% equity interest in Anpai Shanghai, consisting of an acquisition of 40% equity interest of Anpai Shanghai acquired from Dr. Chang Yu and an investment of 20% equity interest in Anpai Shanghai which the Group has already held prior to August 15, 2021. The company recognized a gain from fair value change in equity investment of RMB3.2 million (US$508,000)

Net Loss

As a result of the foregoing, our loss for the year was RMB120.1 million (US$18.8 million) for 2021, compared to RMB80.6 million for 2020.

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

Gross Profit

Our gross profit more than doubled to RMB12.9 million (US$2.0 million) for 2020 from RMB4.8 million for 2019, which was in line with the significant increase in our revenue from 2019 to 2020 primarily due to higher test prices we charged for the comprehensive CDA-based tests and physical checkup tests performed. Our gross margin increased to 62.8% for 2020 from 44.2% for 2019.

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

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
Net loss	(101,621)	(80,565)	(120,087)	(18,846)
Add:
Change in fair value of convertible debts	5,296	(6,630)	9,073	1,424
Share-based compensation expenses	32,855	17,762	34,167	5,362
Adjusted net loss	(63,470)	(69,433)	(76,847)	(12,060)

Recent Accounting Pronouncements

A list of recent relevant accounting pronouncements is included in Note 2 “Summary of Principal Accounting Policies” of our Consolidated Financial Statements.

Inflation

Since our inception, inflation has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent change in the consumer price index was 4.5% for December 2019, 0.3% for December 2020 and 1.5% for December 2021. Although we have not been materially affected by inflation, we may be affected if China experiences higher rates of inflation in the future.

B.	Liquidity and Capital Resources

Our principal sources of liquidity have been cash generated from financing and operating activities. Management expects continuous capital financing through debt or equity issuance to support its working capital. As of December 31, 2021, we had RMB9.3 million (US$1.5 million) of cash and cash equivalents and a working capital deficit of RMB 39.4 million (US$6.2 million). For the years ended December 31, 2019, 2020 and 2021, we incurred continuous losses of RMB 101.6 million, RMB 80.6 million and RMB120.1 million (US$18.8 million), respectively. For the year ended December 31, 2021, we incurred RMB 71.7 million (US$11.3 million) of negative cash flows from operations. The recent resurgence of COVID-19 and lockdown policies in Shanghai, China also has negative impact on the Group’s operation. The above-mentioned facts raise substantial doubt about the Company's ability to continue as a going concern.

Subsequently we have signed the following capital raising agreements:

(i)On March 29, 2022, the Company signed an investment agreement with Shanghai Stonedrop Investment Management Center (Limited Partnership) (“Stonedrop”). Stonedrop agreed to invest RMB2 million (approximately $0.3 million) to the Company in exchange for 872,829 shares. The Company received RMB 1,000,000 (approximately US$157,000) from this investment as the date of this report as of this filing date.

(ii)On April 2, 2022, the Company entered into an Investment Agreement with Stonedrop. Under the terms of the agreement, Stonedrop will invest an aggregate of $15,000,000 in the Company during the following 30 months. The Company shall issue 7,250,000 shares in exchange for the first tranche of $3,000,000. The purchase price for the rest of investments shall be 90% of the closing share price at the date that the Company closes the related tranche of investments, otherwise, the purchase price is subject to further negotiation. As the date of the report, the Company has not received any fund from this investment.
(iii)On April 4, 2022, the Company signed an investment agreement with an unrelated investor – Hunan Weitou Scientific Technology Co., Ltd. (“Weitou”). Weitou will invest an aggregate of $15,000,000 during the following 30 months. The Company shall issue 7,250,000 shares in exchange for the first tranche of $3,000,000. The purchase price for the rest of investments shall be 90% of the closing share price at the date that the Company closes the related tranche of investments, otherwise, the purchase price is subject to further negotiation. As the date of the report, the Company has not received any fund from this investment.
(iv)On April 7, 2022, the Company signed an investment agreement with Dr. Chris Chang Yu, who agreed to invest a total of $10 million in the Company in three installments: $3 million on September 15, 2022, $3 million on August 15, 2023 and $4 million on December 15, 2023. The purchase prices shall be 90% of the average closing share price of the first five trading days in (a) September 2022 for the first investment installment, (b) August 2023 and (c) December 2023. (Fiscal 2022- $3 million) As the date of the report, the Company has not received any fund from this investment.
(v)On May 10, 2022, the Company signed a share purchase agreement with Mr. Trung Tri Doan, who agreed to invest $1.4 million in the Company in exchange for 4,912,281 shares. As the date of the report, the Company has not received any fund from this investment.

In assessing our liquidity, we monitor and analyze our cash on-hand, our ability to generate sufficient revenue sources in the future, and our operating and capital expenditure commitments. With respect to capital funding requirements, we budgeted capital spending based on ongoing assessments of needs to maintain adequate cash. We intend to finance future working capital requirements and capital expenditures from financing activities until our operating activities generate positive cash flows, if ever. We expect continuous capital financing through debt or equity issuances to support working capital requirements.

We can make no assurances that required financings will be available for the amounts needed, or on terms commercially acceptable to us, if at all. If one or all of these events does not occur or subsequent capital raises are insufficient to bridge financial and liquidity shortfall, there would likely be a material adverse effect on us and our financial statements.

The consolidated financial statements have been prepared assuming that we will continue as a going concern and, accordingly, do not include any adjustments that might result from the outcome of this uncertainty.

Based on the above assessment, we are uncertain when we will be able to obtain the above financings to fund our working capital requirement in the next 12 months from the filing date of this report. As a result, the substantial doubt about the Company’s ability to continue as a going concern remains as of the date of this report.

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

The following table sets forth selected cash flow statement information for the periods indicated:

	Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(48,600)	(58,967)	(71,709)	(11,252)
Net cash used in investing activities	(3,461)	(2,482)	(3,932)	(618)
Net cash provided by financing activities	46,108	60,924	83,420	13,090
Effect of exchange rate changes on cash and cash equivalents	(809)	(2,584)	(1,544)	(241)
Net increase (decrease) in cash, cash equivalents	(6,762)	(3,109)	6,235	979
Cash and cash equivalents at the beginning of the year	12,887	6,125	3,016	473
Cash and cash equivalents at the end of the year	6,125	3,016	9,251	1,452

Operating Activities

Net cash used in operating activities for 2021 was RMB71.7 million (US$11.3 million), which was primarily attributable to our net loss of RMB120.1 million (US$18.8 million) for the same year, as adjusted to add back share-based compensation of RMB34.2 million (US$5.4 million) and fair value loss on convertible loans of RMB9.1 million (US$1.4 million). Our decrease in net operating assets and liabilities of RMB2.4 million (US$384,000) was primarily due to (i) a RMB1.9 million (US$294,000 million) decrease in accrued expenses and other current liabilities (ii) an decrease of RMB1.2 million (US$185,000) in deferred tax liability mainly due to impairment of intangible assets from acquisition of Hainan and (iii) an increase of RMB1.1 million (US$166,000) in other current assets, partially offset by a RMB1.5 million (US$242,000) decrease in account receivable in line with less revenue generated in 2021.

Net cash used in operating activities for 2020 was RMB59.0 million, which was primarily attributable to our net loss of RMB80.1 million for the same year, as adjusted to add back share-based compensation of RMB17.8 million and to deduct gain on settlement of convertible loan of RMB7.2 million. Our increase in net operating assets and liabilities of RMB2.0 million was primarily due to (i) an increase of RMB6.8 million in accrued expenses and other current liabilities as a result of the increased accrued service costs and consulting fees and (ii) an increase of RMB4.8 million in other current assets, partially offset by a RMB7.3 million decrease in accounts receivable and an RMB4.8 million increase in advance to suppliers in line with higher revenue generated in 2020.

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

Investing Activities

Net cash used in investing activities for 2021 was RMB3.9 million (US$618,000), which was primarily attributable to our purchase of property and equipment of RMB3.9 million (US$612,000).

Net cash used in investing activities for 2020 was RMB2.5 million, which was primarily attributable to our purchase of property and equipment of RMB2.5 million.

Net cash used in investing activities for 2019 was RMB3.5 million, which was primarily attributable to our purchase of property and equipment of RMB2.8 million.

Financing Activities

Net cash provided by financing activities for 2021 was RMB83.4 million (US$13.1 million), which was primarily attributable to (i) proceeds from private placement of RMB42.4 million (US$6.6 million), and (ii) proceeds from short-term borrowings of RMB38.2 million (US$6.0 million), partially offset by payment for short-term borrowings of RMB6.0 million (US$942,000).

Net cash provided by financing activities for 2020 was RMB60.9 million, which was primarily attributable to (i) proceeds from issuance of ordinary shares of RMB110.7 million, partially offset by our payment for IPO-related expenses of RMB25.6 million, and (ii) proceeds from short-term borrowings of RMB13.8 million, partially offset by payment for short-term borrowings of RMB20.0 million and repayment of convertible loans of RMB17.3 million.

Net cash provided by financing activities for 2019 was RMB46.1 million, which was primarily attributable to (i) proceeds from issuance of ordinary shares of RMB47.6 million, and (ii) proceeds from short-term borrowings of RMB24.3 million, partially offset by our payment for short-term borrowings of RMB18.3 million.

Capital Expenditures

Our capital expenditures were RMB3.2 million, RMB2.5 million and RMB4.0 million (US$624,000) for the years ended December 31, 2019, 2020 and 2021, respectively. In these periods, these capital expenditures included the purchases of property and equipment and intangible assets. We will continue to make capital expenditures to meet the needs of our business’ expected growth.

C.	Research and Development, Patents and Licenses, Etc.

See “Item 4. Information on the Company—B. Business Overview—Research and Development.” See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

Market Trends

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year ended December 31, 2021 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

E.	Critical Accounting Estimates

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

Revenue Recognition

We derive our revenues principally from customers through our cancer screening and detection tests and physical checkup package services. Revenue is recognized when we satisfy the performance obligations in an amount of consideration to which we expect to be entitled to in exchange for those services. We evaluate the presentation of revenue on a gross or net basis based on whether we control the services provided to customers and are the principal (namely, on a gross basis), or we arrange for other parties to provide the service to the customers and are the agent (namely, on a net basis). We present value-added taxes as a reduction from revenues. Our revenues for the years ended December, 31, 2019, 2020 and 2021 were generated in the PRC.

Revenue from Cancer Screening and Detection Tests

Revenue from cancer screening and detection test are primarily generated through administration of the tests to our customer constituents, our cancer screening and detection tests based on CDA technology and other cancer screening and detection technologies, such as biomarker-based tests, to its customers (primarily corporations and life insurance companies). A contract exists when the master service agreement has been executed and the customer submitting a service request, which is a placed order. Our contracts have a single performance obligation which is satisfied upon rendering of the cancer screening and detection tests and delivery of the cancer screening and detection test results to the customer or customer’s employee well as individual policy holder. We act as the principal as it controls the cancer screening and detection tests before it is transferred to the customer and records revenue on a gross basis at a point in time, when the cancer screening and detection test results are delivered to the customer. We accrue 5% of the revenue from cancer screening and detection tests as warranty liability which was included in accrued expenses and other current liabilities.

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

Revenue from Technology services

We provide a series of technology services including but not limited to market research, designing, coding, developing, testing, etc. to a client for a contractual term of two years. As the series of services are an integral part of a project of which the goal is to enable the client to produce cancer-treatment medical device, none of the mentioned services can be isolated and identified as a distinct performance obligation. We concluded that the combined services in the contract constitutes a single performance obligation. The contract price is fully allocated to the single performance obligation. We use input methods to measure the progress toward complete satisfaction of the performance obligation. Input methods measure progress based on resources consumed or efforts expended relative to total resources expected to be consumed or total efforts expected to be expended. The completion percentage is determined by costs incurred/total costs estimated to be incurred.

Retail revenue

We started retail business of genetic testing kits and skin-care products in fiscal 2021. Customers pay upfront and we deliver the ordered products. Revenue was recognized at point of time.

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

Practical expedients

We have applied the following practical expedients:

(i)The transaction price allocated to the performance obligations that are unsatisfied, or partially unsatisfied has not been disclosed, as substantially all of our contracts have a duration of one year or less.
(ii)We recognize incremental costs to obtain a contract as expenses when incurred because the amortization period would be one year or less. These costs are recorded within sales and marketing expenses.

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

We elected the fair value option to account for its convertible loans. We engaged an independent valuation firm to perform the valuation. The fair value of the convertible loans as of December 31, 2020 and 2021 was RMB2.2 million and RMB27.9 million (US$4.4 million) calculated using the binomial tree model. The convertible loans are classified as level 3 instruments as the valuation was determined based on unobservable inputs which are supported by little or no market activity and reflect our own assumptions in measuring fair value. Significant estimates used in developing the fair value of the convertible loans include time to maturity, risk-free interest rate, straight debt discount rate, probability to convert and expected timing of conversion.

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

ITEM 6.                       DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Executive Officers

The following table sets forth information regarding our directors and executive as of the date of this annual report.

Name	Age	Position/Title
Chris Chang Yu	64	Co-Chairman of the Board and co-CEO
Aidong Chen	43	Co-Chairman of the Board and co-CEO
Feng Guo	42	Director
Sheng Liu	40	Independent Director
Pu Xing	54	Independent director
Ren Luo	64	Independent director
Jianhua Shao	62	Independent director
Edwards Jinqiu Tang	39	Chief financial officer (the “CFO”)
He Yu	65	Chief medical officer
Xuedong Du	42	Vice president in charge of R&D
Weidong Dai	61	China president

Dr. Aidong Chen is the co-chairman of the Board and the co-CEO of the Company since April 6, 2022. Dr. Aidong Chen serves as a Deputy Chief Physician of Nanjing Medical University since September 2014. From January 2017 to September 2019, Dr. Aidong Chen was a Postdoc at University of Duisburg-Essen. Dr. Aidong Chen received his Ph.D. from Nanjing Medical University in 2009, major in Biochemistry and Molecular Biology. Dr. Aidong Chen received his M.D. from Guiyang Medical College in 2006, major in Biochemistry and Molecular Biology. Dr. Aidong Chen received his Bachelor of Science from Anhui Medical University in 2003, major in Clinic Medicine.

Dr. Chris Chang Yu is a co-founder, co-chairman of the Board and co-CEO of the company. Dr. Yu served as chairman of the Board and CEO since our inception in January 2010 until April 6, 2022 and was re-appointed as co-chairman of the Board and co-CEO of the Company. As the first or principal inventor of more than 300 patent applications spanning semiconductor, materials and life science, Dr. Yu has innovated leading technologies and products during his long and successful career since 1990s. Dr. Yu and our team have developed the CDA technology for cancer screening and detection. He is a member of the ASCO. Prior to founding our company, he co-founded Anji Microelectronics (Shanghai) Co., Ltd. (688019.SH) in 2004, and that company recently completed its IPO in China’s science and technology innovation board market in July 2019. Dr. Yu served as a technical director at Semiconductor Manufacturing International Corporation (NYSE: SMI and SEHK: 981) from 2002 to 2004. Dr. Yu served as a vice president of the research and development team of Cabot Microelectronics Corporation, or Cabot, from 1996 to 2002. While working at Cabot, Dr. Yu took a multi-disciplinary approach to developing a new mechanism for a key integrated circuit material. Dr. Yu also worked at three U.S. Fortune 500 companies, including serving as a group leader in the research and development division at Rockwell Co., Ltd. from 1994 to 1995, engineer at Motorola Co., Ltd. from 1992 to 1994, and senior engineer at Micron Technology Co., Ltd. from 1989 to 1992. He has also authored more than 80 papers, some of which are relevant to cancer detection. Dr. Yu received his bachelor and master’s degrees in physics from the University of Missouri Kansas-City Campus in 1983 and 1984, respectively. He received his doctoral degree in physics from the Pennsylvania State University in 1990. His master’s and doctoral dissertations both addressed innovative detection techniques.

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

Mr. Jianhua Shao has served as our independent director and a member of the compensation committee since November 2020. Prior to joining us, Mr. Shao has served as a professor of biophysics at Shanghai University of Traditional Chinese Medicine (the “SHUTCM”) since 2012. Before that he successively served as an associate professor from 2003 to 2012 and a lecturer from 1987 to 1992 at SHUTCM. Professor Shao currently serves as the director of the Office of Mathematics and Sciences Teaching and Research at SHUTCM. He is also a member of the council of the Society of Chinese Medical Mathematics and the chief of the Committee of the Society of Chinese Biomedical Engineering (Traditional Chinese Medicine Physics and Engineering). Mr. Shao also serves as the general manager of the project department of SHUTCM Asset Management Company Limited and a director of Shanghai Mingxu Health Management Consulting Co., Ltd. He served as the general manager of Shanghai Traditional Chinese Medicine Technology Co., Ltd. from 2006 to September 2020. Professor Shao has done research and published in the field of biophysics relating to blood vessels, blood fluid dynamics, and the heart. Professor Shao received his bachelor’s degree in physics from Shanghai Normal University in 1982 and his master’s degree in science from the University of the Ryukyus in Japan in 1998.

Ms. Sheng Liu has served as our independent director, the chairperson of the Nominating/Corporate Governance Committee, and a member of the Compensation Committee since April 6, 2022. Ms. Sheng Liu serves as the CEO of Zhongjintai Venture Capital (Shenzhen) Co., Ltd. and has held that position since January 2019. From April 2017 to December 2021, Ms. Sheng Liu served as the General Manager of Shenzhen Zhaoyin Dinghong Investment Management Co., Ltd. Ms. Sheng Liu received her Bachelor Degree of Financial Economics from Massey University of New Zealand in 2005.

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

Mr. Weidong Dai has served as our China president since April 2015. Prior to joining us, Mr. Dai served as a general partner at Stirrfir Investment Management Co. Ltd. from 2008 to 2015, chairman of RTS Management (Shanghai) Co., Ltd. from 2004 to 2013, a managing director of Hong Kong Pro-Health Technology Co., Ltd. and Shanghai Pro-Health Medical Devices Co., Ltd. from 1998 to 2004, and the chief scientific officer at Wex International Inc. (a subsidiary of a U.S. listed company) from 1994 to 1998. He has served as an adjunct professor at Anhui College of Traditional Chinese Medicine since 2004 and an executive director at the Hainan Branch of China Science Tsing Research Institute of Science and Technology since 2018. He has published a number of medical research papers and scientific articles in professional journals. A medical device that he led in research and development was awarded the Hong Kong Industrial Award in 1999. Mr. Dai received his bachelor’s degree in medicine from Anhui Medical University in 1982, master’s degree in medicine from Sun Yat-San University of Medicine in 1985, and an Advanced Certificate of the EMBA CEO Program from Fudan University, School of Economics in 2002.

None of our directors and executive officers have any family relationships up to the fourth civil degree either by consanguinity or affinity, except that Dr. Chris Chang Yu is Dr. He Yu’s first cousin.

B.          Compensation

For the year ended December 31, 2021, we paid an aggregate of approximately RMB3 million (US$0.5 million) in cash to our executive officers and directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

2019 Share Incentive Plan

On October 31, 2019, our board of directors and shareholders approved our 2019 Share Incentive Plan, to encourage our employees, officers, directors and consultants to continue contributing to our success. On July 5, 2021, the Board approved the Amended and Restated 2019 Share Incentive Plan to amend the 2019 Share Incentive Plan (together the “2019 Plan). The maximum number of ordinary shares that may be issued under the 2019 Plan is 1,885,300 ordinary shares. As of the date of this annual report, options and restricted share units to purchase 841,000 Class A ordinary shares, par value $0.01 each, of our company had been granted and were outstanding under this 2019 Plan, excluding awards that had been exercised, forfeited or cancelled after the relevant grant dates. The following paragraphs describe the principal terms of the 2019 Plan:

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

2010 Share Incentive Plan

On February 1, 2010, our shareholders and board of directors authorized the chairman of the board to grant options under a share incentive plan, or the 2010 Plan, to our eligible employees, directors, officers and consultants to purchase not exceeding 1,190,000 ordinary shares of our company by July 1, 2017. On October 19, 2015, our shareholders and board of directors resolved to increase the authorized number of shares underlying the options under the 2010 Plan to 1,866,600 ordinary shares of our company by July 1, 2017. On July 1, 2017, in order to provide additional incentives to attract and retain key employees, directors, officers and consultants of outstanding ability and to motivate them to exert their best efforts, our shareholders and board of directors further resolved to grant additional options under the 2010 Plan, resulting in a total of options to purchase up to 2,726,600 shares of our company by December 31, 2019. As of the date of this annual report, options to purchase 591,300 Class A ordinary shares, par value $0.01 each, of our company had been granted and were outstanding under this 2010 Plan, excluding options that had been exercised, forfeited or cancelled after the relevant grant dates. The following paragraphs describe the principal terms of this plan:

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

		Exercise Price
Name	Number of Shares*	($/Share)	Date of Grant	Date of Expiration
Chris Chang Yu	250,000	US$3.77	February 1, 2021	February 1, 2031
Ren Luo	*	US$0.0005	October 28, 2010	October 28, 2020
Weidong Dai	330,000	Zero to US$0.0001	August 1, 2014 and April 1, 2015	August 1, 2024 and April 1, 2025
Xuedong Du	488,600	Zero to US$0.0005	September 6, 2010 - January 1, 2018	September 6, 2020 - January 1, 2028
Edwards Jinqiu Tang	*	US$3.77 to US$7.55	September 21, 2020	September 21, 2030
Other individuals as a group	2,802,600	Zero to US$12	August 1, 2010 - March 1, 2022	August 1, 2020 - March 1, 2032

*Less than 1% of our total outstanding ordinary shares.

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

Pursuant to Nasdaq Stock Market Marketplace Rule 5615(a)(3), the Company intended to follow its home country practice rules in lieu of certain requirements as set forth in the following rules:

1.	Rule 5600 Series of Nasdaq Stock Market Marketplace Rules requires compliance with certain corporate governance requirements as set out therein; and
2.	Rule 5250(b)93) of Nasdaq Stock Market Marketplace Rules requires the disclosure of third party director and nominee compensations;. and
3.	Rule 5250(d) of Nasdaq Stock Market Marketplace Rules requires the distribution of annual and interim reports.

Audit Committee. Our audit committee consists of Mr. Pu Xing and Mr. Ren Luo. Mr. Pu Xing is the chairman of our audit committee. We have determined that Mr. Pu Xing and Mr. Ren Luo satisfy the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of The NASDAQ Stock Market and Rule 10A-3 under the Exchange Act, as amended. We have determined that Mr. Pu Xing qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;
●	reviewing with the independent auditors any audit problems or difficulties and management’s response;
●	discussing the annual audited financial statements with management and the independent auditors;
●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;
●	reviewing and approving all proposed related party transactions;
●	meeting separately and periodically with management and the independent auditors; and
●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Mr. Ren Luo, Mr. Jianhua Shao and Ms. Sheng Liu. Mr. Ren Luo is the chairman of our compensation committee. We have determined that Mr. Ren Luo, Mr. Jianhua Shao, and Ms. Sheng Liu satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of The NASDAQ Stock Market. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;
●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;
●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and
●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Ms. Sheng Liu, Mr. Feng Guo and Mr. Pu Xing. Ms. Sheng Liu is the chairman of our nominating and corporate governance committee. We have determined that Mr. Pu Xing satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of The NASDAQ Stock Market. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;
●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;
●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and
●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

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

Our Board of Directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our Board include, among others:

●	convening shareholders’ general meetings;

●	declaring dividends and distributions;
●	appointing officers and determining the term of office of the officers;
●	exercising the borrowing powers of our company and mortgaging the property of our company; and
●	approving the transfer of shares in our company, including the registration of such shares in our share register.

Terms of Directors and Officers

Our directors may be elected by a resolution of our board of directors, or by a resolution of our shareholders either to appoint any person as a director to fill a casual vacancy on our board or as an addition to the existing board. Our company may by resolution of our shareholders remove any director, notwithstanding any provision in our M&A or in any agreement between such director and us.

D.          Employees

As of December 31, 2021, we had 89 full-time employees, including seven in the United States and the remainder in China. The following table sets forth the numbers of our employees categorized by function as of December 31, 2021.

Function	Number of Employees
Research and development	21
Laboratory technicians and manufacturing personnel	16
Sales and marketing	14
Logistics and customer support and service	6
General and administration	32
Total	89

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

E.          Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of March 31, 2022 by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially more than 5% of our total outstanding ordinary shares.

The calculations in the table below are based on 24,437,767 ordinary shares (including 21,664,667 Class A ordinary shares and 2,773,100 Class B ordinary shares) outstanding as of March 31, 2022, excluding 4,555,250 Class A ordinary shares reserved for potential conversion of convertible debentures.

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

			% of total ordinary
	Class A	Class B	shares on an	% of aggregate
	Ordinary Shares	Ordinary Shares	as-converted basis***	voting power†
Directors and Executive Officers**:
Chris Chang Yu(1)	380,961	2,173,900	10.45%	44.78%
Feng Guo(2)	606,700	247,900	3.5%	6.25%
Lin Yu	—	—	—	—
Pu Xing	*	—	*	*
Ren Luo	*	—	*	*
Jianhua Shao	—	—	—	—
Sarah Yu	—	—	—	—
Edwards Jinqiu Tang	—	—	—	—
He Yu(3)	1,212,700	—	4.96%	2.46%
Xuedong Du(4)	385,000	—	1.56%	0.78%
Weidong Dai	—	—	—	—
All Directors and Executive Officers as a Group	2,659,261	2,421,800	20.50%	54.40%
Principal Shareholders:
CRS Holdings Inc.(5)	380,961	2,173,900	10.39%	44.75%
He Yu(3)	1,212,700	—	4.96%	2.46%
Zhangjiang GU KE Company Limited(6)	790,700	351,300	4.67%	8.71%
Zhijun Sihang Holdings Limited(2)	606,700	247,900	3.5%	6.25%

Notes:

*	Less than 1% of our total outstanding ordinary shares.
**	Except as indicated otherwise below, the business address of our directors and executive officers is 801 Bixing Street, Bihu County, Lishui, Zhejiang Province 323006, People’s Republic of China.
***

For each person or group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of an option, restricted share unit or other right within 60 days after March 31, 2022.

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

(1)

Represents (i) 2,173,900 Class B ordinary shares and 365,961 Class A ordinary shares held by CRS Holdings Inc., a British Virgin Islands company, which is wholly owned by Dr. Chris Chang Yu and (ii) 15,000 Class A ordinary shares issuable upon exercise of options held by the spouse of Dr. Chris Chang Yu. The registered address of CRS Holdings Inc. is Trinity Chambers, P. O. Box 4301, Road Town, Tortola, British Virgin Islands.

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
(4)

Represents (i) 96,400 Class A ordinary shares held by YuLin Bio-medical Science Co., Ltd. and (ii) 288,600 Class A ordinary shares issuable upon exercise of options held by Mr. Xuedong Du. YuLin Bio-medical Science Co., Ltd. is owned by certain individuals, with none of them holding a controlling interest in YuLin Bio-medical Science Co., Ltd. The registered address of YuLin Bio-medical Science Co., Ltd. is Aequitas International Management Ltd., Grand Pavilion Commercial Centre, Suite 24, 802 West Bay Road, P.O. Box 10281, Grand Cayman KY1-1003, Cayman Islands.

(5)

Represents 365,961 Class A ordinary shares and 2,173,900 Class B ordinary shares held by CRS Holdings Inc. CRS Holdings Inc., a British Virgin Islands company, is wholly owned by Dr. Chris Chang Yu, and its registered address is Trinity Chambers, P. O. Box 4301, Road Town, Tortola, British Virgin Islands.

(6)

Represents 790,700 Class A ordinary shares and 351,300 Class B ordinary shares held by Zhangjiang GU KE Company Limited, a British Virgin Islands company, which is 100% beneficially owned by Shanghai Pudong State-owned Assets Supervision and Administration Commission. The registered address of Zhangjiang GU KE Company Limited is Commence Chambers, P.O. Box 2208, Road Town, Tortola, British Virgin Islands.

As of the date of this annual report, to our knowledge, 22,447,064 Class A ordinary shares were held by one record holder, which is the depositary of our ADS program. In addition, we have seven record holders in the United States of Class A our ordinary shares, who held approximately 5.6% of our total outstanding ordinary shares as of March 31, 2022. As of March 31, 2022, none of our Class B ordinary shares were held by U.S. record holders. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.          Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.          Related Party Transactions

Offset Agreements

On August 15, 2021, the Group completed a step acquisition of 60% equity interest in Anpai Shanghai, consisting of an acquisition of 40% equity interest of Anpai Shanghai acquired from Dr. Chang Yu for a consideration of RMB 8,500,000 (US$1,333,000) approved by the Board, and an investment of 20% equity interest in Anpai Shanghai which the Group has already held prior to August 15, 2021. Anpai Shanghai is engaged in mainly provides physical examination services and other health consulting services in PRC. As a result of the acquisition, the Group obtains the control on Anpai Shanghai, therefore consolidates Anpai Shanghai. The Group recognized a gain from a step acquisition of RMB 3,240,000 (US$508,000) on the prior 20% investment in Anpai Shanghai.

On September 22, 2021, Dr. Chris Chang Yu executed an Offset Agreement, pursuant to which the exercise price associated with Dr. Chris Chang Yu’s 250,000 ADSs (US$945,000 or RMB 6,105,000) was credited against the purchase price of Anpai

Shanghai due to Dr. Chris Chang Yu (RMB 8,500,000), resulting in a net amount due from the Group to Dr. Chris Chang Yu of (RMB 2,395,000). The Group issued 106,395 ordinary shares (fair market value US$3.49 per share) to settle the amount due to Dr. Chris Chang Yu.

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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation.”

Repayment to CRS Holdings Inc.

We repaid RMB2,803,000 (US$440,000) of loans to CRS Holdings Inc., wholly owned by our founder, Dr. Chris Chang Yu.

Sales Agreements and Consultancy Agreement with Investee Companies

We have in the ordinary course of our business engaged certain of our investee companies, including AnPac Beijing Health Management Co., Ltd., Jiangsu Anpac and Anpai (Shanghai) Health Management Consulting Co., Ltd., as sales agents for our CDA-based tests. In 2021, we incurred a consultancy fee of RMB2,190,000 (US$344,000) to AnPac Beijing Health Management Co., Ltd. for its marketing services to us; we recognized a rent from Shanghai Muqing Industrial of RMB411,000 (US$64,000). we incurred a consultancy fee of RMB129,000 (US$20,000) to Anpai (Shanghai) Health Management Consulting Co., Ltd.

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

If we pay any dividends on our Class A ordinary shares, we will pay those dividends which are payable in respect of the underlying Class A ordinary shares represented by our ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to our ADS holders in proportion to the underlying Class A ordinary shares represented by the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our Class A ordinary shares, if any, will be paid in U.S. dollars.

B.          Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.     THE OFFER AND LISTING

A.          Offering and Listing Details

Our ADSs, each representing one Class A ordinary share, have been listed on the NASDAQ Global Market since January 30, 2020 and trade under the symbol “ANPC.”

On September 24, 2021, the Nasdaq Listing Qualifications Staff (the “Staff”) notified the Company that the market value of its listed securities had been below the minimum $50,000,000 required for continued listing as set forth in Listing Rule 5450(b)(2)(A) for the previous 30 consecutive trading days. On January 19, 2022, Staff notified the Company that its American Depositary Shares did not comply with the minimum market value of publicly held shares (“MVPHS”) of $15,000,000. The Company received 180 calendar days or until July 18, 2022, to regain compliance with the MVPHS requirement. On March 8, 2022, Staff notified the Company that its American Depositary Shares did not comply with the minimum bid price of $1.00 over the previous 30 consecutive business days. The Company received 180 calendar days, or until September 5, 2022, to regain compliance.

On March 24, 2022, the Company was notified that because it had not regained compliance with Nasdaq listing requirements, its securities would be delisted from The Nasdaq Global Market unless it requested a hearing. On March 31, 2022, the Company requested a hearing, which was held on April 28, 2022. The Company requested that it be phased down to The Nasdaq Capital Market and that an exception to demonstrate compliance be granted through May 31, 2022.

On May 4, 2022, the Company received a letter from The Nasdaq Stock Market LLC stating that the Nasdaq Hearing Panel granted the request of the Company to transfer the Company’s American Depositary Shares from The Nasdaq Global Market to The Nasdaq Capital Market, effective at the open of trading on May 6, 2022, and to continue its listing on The Nasdaq Stock Market.

B.           Plan of Distribution

Not applicable.

C.           Markets

See “—A. Offering and Listing Details.”

D.          Selling Shareholders

Not applicable.

E.          Dilution

Not applicable.

F.           Expenses of the Issue

Not applicable.

ITEM 10.     ADDITIONAL INFORMATION

A.          Share Capital

Not applicable.

B.          Memorandum and Articles of Association

We are a BVI business company limited by shares and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the BVI Business Companies Act (As Revised) (the “BVI Act”). The following are summaries of material provisions of our Third Amended and Restated Memorandum and Articles of Association (“M&A”) in effect as of the date of this annual report insofar as they relate to the material terms of our ordinary shares.

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

Voting Rights. In respect of all matters subject to a shareholders’ vote, each Class A ordinary share shall, on a poll, entitle the holder thereof to one (1) vote per share and each Class B ordinary share shall entitle the holder to ten (10) votes per share on all matters subject to vote at our general meetings. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Voting at any shareholders’ meeting is by show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded. A poll may be demanded by the chairman of such meeting or any shareholder present in person or by proxy.

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

Transfer of Shares. Subject to any applicable restrictions or limitations arising pursuant to (i) our M&A; or (ii) the BVI Act, any of our shareholders may transfer all or any of his or her shares by an instrument of transfer in the usual or common form or in any other form which our directors may approve (such instrument of transfer being signed by the transferor and containing the name and address of the transferee). Our directors may decline to register any transfer of shares which is not fully paid up or on which our company has a lien. In addition, our directors may also decline to register any transfer of any shares unless (i) the instrument of transfer is lodged with our company, accompanied by the relevant share certificate, (ii) the instrument of transfer is in respect of only one class of shares, (iii) the instrument of transfer is properly stamped, if required, (iv) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four, and (v) a fee of such maximum sum as The NASDAQ Capital Market may determine to be payable, or such lesser sum as our board of directors may require, is paid to our company in respect thereof.

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

Indemnification of Directors and Executive Officers and Limitation of Liability

BVI law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the BVI High Court to be contrary to public policy (e.g. for purporting to provide indemnification against the consequences of committing a crime). An indemnity will be void and of no effect and will not apply to a person unless the person acted honestly and in good faith and in what he believed to be in the best interests of the company and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful. Our M&A provide that every director and officer of our company shall be indemnified against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such indemnified person, other than by reason of such indemnified person’s own dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such indemnified person in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the British Virgin Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our M&A.

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

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. As permitted by BVI law, our M&A provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

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

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of investors on a board of directors since it permits the investor to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the British Virgin Islands but our M&A does not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our M&A, a director may be removed from office, by a resolution of shareholders passed at a meeting of shareholders or by a written resolution passed by a least fifty per cent (50%) of the votes of all shareholders of the company entitled to vote, notwithstanding any provision in the M&A or in any agreement between such director and us.

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

The liquidation of a BVI company may be a voluntary solvent liquidation or a liquidation under the Insolvency Act. Where a company has been struck off the Register of Companies under the BVI Act continuously for a period of seven years it is dissolved with effect from the last day of that period.

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

Liquidation under the Insolvency Act

The Insolvency Act governs an insolvent liquidation. Pursuant to the Insolvency Act, a company is insolvent if: (a) it fails to comply with the requirements of a statutory demand that has not be set aside pursuant to the Insolvency Act, or (b) execution or other process issued on a judgment, decree or order of court in favor of a creditor of the company is returned wholly or partly unsatisfied, or (c) either the value of the company’s liabilities exceeds its assets, or (d) the company is unable to pay its debts as they fall due. The liquidator must be either the Official Receiver in BVI or a BVI licensed insolvency practitioner. An individual resident outside the BVI may be appointed to act as liquidator jointly with a BVI licensed insolvency practitioner or the Official Receiver. The members of the company may appoint an insolvency practitioner as liquidator of the company or the court may appoint an Official Receiver or an eligible insolvency practitioner. The application to the court can be made by one or more of the following: (i) the company, (ii) a creditor, (iii) a member, or (iv) the supervisor of a creditors’ arrangement in respect of the company, the Financial Services Commission and the Attorney General in the BVI.

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

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by British Virgin Islands law, our M&A may be amended by a resolution of shareholders or by a resolution of directors, save that no amendment may be made by a resolution of directors: (i) to restrict the rights or powers of the shareholders to amend the memorandum or articles;

(ii) to change the percentage of shareholders required to pass a resolution of shareholders to amend the memorandum or articles; (iii) in circumstances where the memorandum or articles cannot be amended by the shareholders; or (iv) to certain specified clauses of the articles of association.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our M&A on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our M&A governing the ownership threshold above which shareholder ownership must be disclosed.

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

Subject to certain exceptions for short-term and hedged positions, the dividends received by a non-corporate U.S. Holder with respect to the shares will be subject to taxation at a preferential rate if the dividends are “qualified dividends.” Dividends paid on the shares will be treated as qualified dividends if:

●	the shares are readily tradable on an established securities market in the United States or we are eligible for the benefits of a comprehensive tax treaty with the United States that the U.S. Treasury determines is satisfactory for purposes of this provision and that includes an exchange of information program; and
●	we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a PFIC.

The ADSs are listed on the NASDAQ Capital Market, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements, the manner in which we conduct our business, and relevant market and shareholder data, we do not believe we were a PFIC for U.S. federal income tax purposes with respect to our prior taxable year. In addition, based on our audited financial statements, the manner in which we conduct our business, relevant market and shareholder data and our current expectations regarding the value and nature of our assets, and the sources and nature of our income, we do not anticipate becoming a PFIC for our current taxable year or in the foreseeable future. U.S. Holders should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

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

●	75 percent or more of our gross income for the taxable year is passive income; or
●	the average percentage of the value of our assets that produce or are held for the production of passive income is, based on the average of four quarterly testing dates, at least 50 percent (the “asset test”).

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

A U.S. Holder may be able to avoid the unfavorable rules described in the preceding paragraph by electing to mark its ADSs to market, provided the ADSs are treated as “marketable stock.” The ADSs generally will be treated as marketable stock if the ADSs are “regularly traded” on a “qualified exchange or other market” (which includes the NASDAQ Capital Market). It should also be noted that it is not currently intended that the Class A ordinary shares will be listed on any stock exchange. Consequently, a U.S. Holder that holds Class A ordinary shares that are not represented by ADSs may not be eligible to make a mark-to-market election. If the U.S. Holder makes a mark-to-market election, (i) the U.S. Holder will be required in any year in which we are a PFIC to include as ordinary income the excess of the fair market value of its ADSs at year-end over the U.S. Holder’s basis in those ADSs and (ii) the U.S. Holder will be entitled to deduct as an ordinary loss in each such year the excess of the U.S. Holder’s basis in its ADSs over their fair market value at year-end, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s adjusted tax basis in its ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. In addition, any gain the U.S. Holder recognizes upon the sale of the U.S.

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

ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Concentration of credit risk

Financial instruments may subject us to significant concentration of credit risk. These financial instruments consist primarily of cash and cash equivalents and accounts receivables. As of December 31, 2019, 2020 and 2021, the aggregate amount of cash and cash equivalents of RMB5.0 million, RMB2.4 million and RMB4.2 million (US$665,000), respectively, was held at major financial institutions located in the PRC, and RMB1.1 million, RMB650,000 and RMB5.0 million (US$787,000), respectively, was deposited with major financial institutions located outside the PRC. Our management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law in August 2006 that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the new Bankruptcy Law, a Chinese bank may go into bankruptcy. In addition, since China’s concession to the World Trade Organization, foreign banks have been gradually permitted to operate in China and have been significant competitors against Chinese banks in many aspects, especially since the opening of the Renminbi business to foreign banks in late 2006. Therefore, the risk of bankruptcy of those Chinese banks in which we have deposits has increased. In the event of bankruptcy of one of the banks which holds our deposits, we are unlikely to claim our deposits back in full since the bank is unlikely to be classified as a secured creditor based on PRC laws.

Accounts receivables, unsecured and denominated in Renminbi, derived from sales on our cancer screening and detection tests and physical checkup packages, are exposed to credit risk. As of December 31, 2019, 2020 and 2021, we had four customers, two customers and two customers, respectively, each with a receivable balance exceeding 10% of the total accounts receivable balance. The risk is mitigated by credit evaluations that we perform on our corporate customers.

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

Foreign currency exchange rate risk

Since July 21, 2005, Renminbi has been permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For U.S. dollar against RMB, there was appreciation of approximately 1.3%, depreciation of approximately 6.3% and appreciation of 2.3% for the years ended December 31, 2019, 2020 and 2021, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar.

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

Liquidity risks

As of December 31, 2021, we had RMB9.3 million (US$1.5 million) of cash and cash equivalents and RMB39.4 million (US$6.2 million) of working capital deficit. For the year ended December 31, 2021, we incurred RMB71.7 million (US$11.3 million) of negative cash flows from operations and RMB4.0 million (US$0.6 million) of capital expenditures. We believe that our cash and cash equivalents on hand, borrowings and future operating cash flows will be adequate to meet our obligations as they come due for the 12 months after the date of this annual report. Going forward, we expect to need additional fundraising if our cash flows generated from operations do not increase substantially.

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

Up to U.S. 5¢ per ADS (or fraction thereof) converted

As an ADS holder you will also be responsible to pay certain charges such as:

●	taxes (including applicable interest and penalties) and other governmental charges;
●	the registration fees as may from time to time be in effect for the registration of Class A ordinary shares on the share register and applicable to transfers of Class A ordinary shares to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;
●	certain cable, telex and facsimile transmission and delivery expenses;
●	the fees, expenses, spreads, taxes and other charges of the depositary and/or service providers (which may be a division, branch or affiliate of the depositary) in the conversion of foreign currency;
●	the reasonable and customary out-of-pocket expenses incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to Class A ordinary shares, ADSs and ADRs; and
●	the fees, charges, costs and expenses incurred by the depositary, the custodian, or any nominee in connection with the ADR program.

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

Fees and Other Payments Made by the Depositary to Us

The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. For the year ended December 31, 2021, the reimbursement we received from the depositary was US$[   ] net of applicable withholding taxes.

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

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2021 because of the material weaknesses we identified.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

In connection with the preparation and audit of our consolidated financial statements as of and for the year ended December 31, 2021, our management identified the following four material weaknesses in our internal control over financial reporting: (i) lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements; (ii) lack of financial reporting policies and procedures to establish formal risk assessment process and internal control framework; (iii) lack of proper accounts receivable aging policy and review of the allowance for doubtful accounts; and (iv) deficiencies noted in (a) IT policy; (b) risk and vulnerability assessment. (c) program change and security patch management; (d) backup and recovery management; (e) audit trail and separation of duty management; (f) password management.

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

Because such remediation measures were not fully implemented, our management has concluded that the material weaknesses still existed as of December 31, 2021. We expect to complete the measures discussed above and also to take actions to (i) continue to recruit experienced personnel with relevant past experience working on U.S. GAAP and SEC reporting, (ii) improve monitoring and oversight controls for non-recurring and complex transactions to ensure the accuracy and completeness of financial reporting and (iii) engage external experts to assist in non-recurring and complex transactions by the end of 2022 and will continue to implement measures to remediate our internal control deficiencies.

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

	Years Ended December 31,
	2020		2021
	RMB	US$	RMB	US$

	(in thousands)
Audit fees(1)
- Ernst & Young	1,058	163	800	126
- Friedman	1,240	190	2,038	320
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

ITEM 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable

ITEM 16G. CORPORATE GOVERNANCE

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act), and our ADSs are listed on the NASDAQ Capital Market. The NASDAQ rules provide that foreign private issuers may follow home country practice in lieu of the corporate governance requirements of the NASDAQ Stock Market LLC, subject to certain exceptions and requirements and except to the extent that such exemptions would be contrary to U.S. federal securities laws and regulations. The significant differences between our corporate governance practices and those followed by domestic companies under the NASDAQ rules are summarized as follows:

●	shareholder approval for certain events, including the establishment or amendment of equity-based compensation plans and arrangements and transactions involving issuances of 20% or more interest in our company;
●	a majority of independent directors on our board of directors;
●	a compensation committee and a nominating/corporate governance committee composed entirely of independent directors;
●	an audit committee with a minimum of three members; and
●	regularly scheduled executive sessions of independent directors.

Other than the above, we have followed and intend to continue to follow the applicable corporate governance standards under the NASDAQ rules.

As a result of our reliance on the corporate governance exemptions available to foreign private issuers, holders of our ADSs will not have the same protection afforded to shareholders of companies that are subject to all of NASDAQ Capital Market corporate governance requirements.

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

4.4	Registration Rights Agreement Between the Registrant and Certain Investors dated February 5, 2021
4.5	Securities Purchase Agreement Between the Registrant and Certain Investors dated February 5, 2021
4.6	Form of Dentures Issued to Certain Investors dated February 5, 2021
4.7	Placement Agent Agreement Between the Registrant and Univest Securities, LLC dated February 5, 2021
4.8	English Translation of Letter of Investment Intent Between the Registrant and Shanghai Stonedrop Investment Management Center (LLP) dated April 5, 2021
4.9	English Translation of Letter of Investment Intent Between the Registrant and Zhijun Sihang Holdings Limited dated April 12, 2021
4.10	Form of Securities Purchase Agreement between the Company and the Investors dated July 20, 2021
4.11	Form of Debenture between the Company and the Investors dated July 20, 2021

4.12	Underwriting Agreement dated November 9, 2021
4.13*	English version of Five Party Agreement
4.14*	English version of Offset Agreement
8.1*	List of Principal Subsidiaries of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1, as amended, (File No. 333-234408), initially filed with the Securities and Exchange Commission on October 31, 2019)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Independent Registered Accountant Firm (Friedman)
15.2*	Consent of Independent Registered Accountant Firm (Friedman)
15.3*	Consent of Independent Registered Accountant Firm (Ernst & Young)
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)
*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

	By:	/s/ Dr. Chris Chang Yu
Name: Dr. Chris Chang Yu
Title: Co-Chairman of the Board of Directors and co-Chief Executive Officer
Date: May 16, 2022

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of

Directors of AnPac Bio-Medical Science Co., Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of AnPac Bio-Medical Science Co. Ltd. and Subsidiaries (collectively, the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity (deficit) and cash flows for each of the years in the two-year ended December 31, 2021, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Consideration of the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has a significant working capital deficit, has had recurring losses from operations and an accumulated deficit at December 31, 2021. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regards to these matters are also described in Note 2. These financial statements do not include any adjustments that might result from the outcome of these uncertainties. If the Company is unable to successfully obtain the necessary additional financial support, as specified in Note 2, there could be a material adverse effect on the Company.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board ( United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also include evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Friedman LLP

We have served as the Company’s auditor since 2020

New York, New York

May 16, 2022

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

To the Shareholders and the Board of Directors of AnPac Bio-Medical Science Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of AnPac Bio-Medical Science Co., Ltd. (the “Company”) as of December 31, 2019, the related consolidated statements of comprehensive loss, shareholders’ deficit and cash flows for the year ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019, and the results of its operations and its cash flows for the year ended December 31, 2019, in conformity with the U.S. generally accepted accounting principles.

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

Shanghai, the People’s Republic of China

May 15, 2020

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	3,016	9,251	1,452
Advances to suppliers	5,588	4,704	738
Accounts receivable, net	7,792	5,554	872
Amounts due from related parties, net	1,277	200	31
Inventories, net	312	490	77
Other current assets, net	3,303	3,350	526
Total current assets	21,288	23,549	3,696

Property and equipment, net	19,267	20,264	3,180
Land use rights, net	1,166	1,138	179
Intangible assets, net	4,596	8,857	1,390
Goodwill	2,223	12,758	2,002
Long-term investments, net	883	923	145
Other assets	464	–	–
TOTAL ASSETS.	49,887	67,489	10,592

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Short-term debts	8,232	33,759	5,298
Accounts payable	2,127	2,732	429
Advance from customers	3,682	4,174	655
Amounts due to related parties	4,130	2,471	388
Accrued expenses and other current liabilities	25,353	19,770	3,102
Total current liabilities	43,524	62,906	9,872

Deferred tax liabilities	1,045	2,158	339
Other long-term liabilities	2,041	1,107	174
TOTAL LIABILITIES.	46,610	66,171	10,385
Commitments and contingencies

Shareholders’ equity:
Class A Ordinary shares ((US$0.01 par value per share; 70,000,000 shares authorized, 9,192,660 and 16,604,402 shares issued and outstanding as of December 31, 2020 and 2021, respectively)	618	1,096	172
Class B Ordinary shares ((US$0.01 par value per share; 30,000,000 authorized, 2,863,100 and 2,773,100 shares issued and outstanding as of December 31, 2020 and 2021)	191	185	29
Additional paid-in capital	354,295	465,334	73,021
Accumulated deficit	(356,951)	(475,646)	(74,639)
Accumulated other comprehensive income	4,795	4,532	711
Total AnPac Bio-Medical Science Co., Ltd. shareholders’ (deficit) equity	2,948	(4,499)	(706)
Noncontrolling interests	329	5,817	913
Total shareholders’ equity	3,277	1,318	207

TOTAL LIABILITIES AND EQUITY	49,887	67,489	10,592

The accompanying notes are an integral part of these consolidated financial statements

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	Year Ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Revenues:
Cancer screening and detection tests	10,381	18,445	14,947	2,345
Physical checkup packages	464	2,064	1,654	260
Technology services	–	–	1,284	201
Retail revenue	–	–	101	16
Total revenues	10,845	20,509	17,986	2,822

Cost of revenues	(6,047)	(7,628)	(5,732)	(899)

Gross Profit	4,798	12,881	12,254	1,923

Operating expenses:
Selling and marketing expenses	(13,633)	(19,674)	(21,420)	(3,361)
Research and development expenses	(9,839)	(11,576)	(16,204)	(2,543)
General and administrative expenses	(69,088)	(74,757)	(80,676)	(12,660)
Impairment of long-term investments	(1,320)	(1,430)	–	–
Impairment of intangible assets	—	–	(3,828)	(601)
Impairment of goodwill	—	–	(2,223)	(349)
Loss from operations	(89,082)	(94,556)	(112,097)	(17,591)

Non-operating income and expenses:
Interest expense, net	(2,609)	(1,143)	(4,257)	(668)
Foreign exchange loss, net	(3,219)	(667)	(202)	(32)
Share of net gain (loss) in equity method investments	190	(13)	132	21
Other income (expense), net	(1,823)	9,096	990	155
Gain from a step acquisition	–	–	3,240	508
Change in fair value of convertible debt	(5,296)	6,630	(9,073)	(1,424)

Loss before income taxes	(101,839)	(80,653)	(121,267)	(19,031)
Income tax benefit	218	88	1,180	185
Net loss	(101,621)	(80,565)	(120,087)	(18,846)
Net loss attributable to noncontrolling interests	(561)	(90)	(1,392)	(218)
Net loss attributable to ordinary shareholders	(101,060)	(80,475)	(118,695)	(18,628)

Loss per share
Class A and B ordinary shares - basic and diluted	(11.31)	(7.19)	(8.72)	(1.37)

Weighted average shares outstanding used in calculating basic and diluted loss per share
Class A and Class B ordinary shares - basic and diluted	8,937,600	11,190,079	13,605,515	13,605,515

Other comprehensive (loss) income, net of tax:
Fair value change relating to Company’s own credit risk on convertible loan	(955)	(108)	–	–
Foreign currency translation differences	2,978	2,793	(263)	(41)
Total comprehensive loss	(99,598)	(77,880)	(120,350)	(18,887)
Total comprehensive loss attributable to noncontrolling interests	(561)	(90)	(1,392)	(218)

Total comprehensive loss attributable to ordinary shareholders	(99,037)	(77,790)	(118,958)	(18,669)

The accompanying notes are an integral part of these consolidated financial statements.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

										Total AnPac
									Accumulated	Bio-Medical
									Other	Science Co.,
							Additional		Comprehensive	Ltd.		Total
	Ordinary Shares		Class A Ordinary Shares		Class B Ordinary Shares		Paid-in	Accumulated	(Loss) Income	Shareholders’	Noncontrolling	Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	(Note 10)	Equity (Deficit)	interest	(Deficit)
Balance at January 1, 2019	8,596,900	569	—	—	—	—	152,367	(175,416)	87	(22,393)	—	(22,393)
Re-designation of authorized ordinary shares	(8,596,900)	(569)	5,733,800	378	2,863,100	191	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	(101,060)	—	(101,060)	(561)	(101,621)
Issuance of ordinary shares	—	—	1,347,200	93	—	—	72,509	—	—	72,602	—	72,602
Fair value change relating to Company’s own credit risk on convertible loan	—	—	—	—	—	—	—	—	(955)	(955)	—	(955)
Foreign currency translation differences	—	—	—	—	—	—	—	—	2,978	2,978	—	2,978
Capital contribution from noncontrolling interest holders	—	—	—	—	—	—	—	—	—	—	610	610
Repurchase and cancellation of shares	—	—	(76,100)	(5)	—	—	5	—	—	—	—
Share-based compensation (Note 13)	—	—	—	—	—	—	32,855	—	—	32,855	—	32,855
Balance at December 31, 2019	—	—	7,004,900	466	2,863,100	191	257,736	(276,476)	2,110	(15,973)	49	(15,924)
Net loss	—	—	—	—	—	—	—	(80,475)	—	(80,475)	(90)	(80,565)
Issuance of ordinary shares upon initial public offering, net	—	—	1,333,360	92	—	—	75,368	—	—	75,460	—	75,460
Issuance shares for exercise of stock option	—	—	284,400	20	—	—	763	—	—	783	—	783
Issuance shares reserved for convertible loan	—	—	500,000	35	—	—	(35)	—	—	—	—	—
Issuance shares for service	—	—	70,000	5	—	—	2,701	—	—	2,706	—	2,706
Fair value change relating to Company’s own credit risk on convertible loan	—	—	—	—	—	—	—	—	(108)	(108)	—	(108)
Foreign currency translation differences	—	—	—	—	—	—	—	—	2,793	2,793	—	2,793
Capital contribution from noncontrolling interest holders	—	—	—	—	—	—	—	—	—	—	370	370
Share-based compensation	—	—	—	—	—	—	17,762	—	—	17,762	—	17,762
Balance at December 31, 2020	—	—	9,192,660	618	2,863,100	191	354,295	(356,951)	4,795	2,948	329	3,277
Net loss	—	—	—	—	—	—	—	(118,695)	—	(118,695)	(1,392)	(120,087)
Acquisition of Anpai	—	—	—	—	—	—	—	—	—	—	6,880	6,880
Issuance of shares in private placements, net of offering costs	—	—	2,482,280	159	—	—	49,083	—	—	49,242	—	49,242
Issuance shares for exercise of stock options	—	—	956,414	62	—	—	7,930	—	—	7,992	—	7,992
Issuance shares reserved for convertible loan	—	—	3,630,123	235	—	—	(235)	—	—	—	—	—
Conversion of convertible loans	—	—	—	—	—	—	20,110	—	—	20,110	—	20,110
Transfer Class B shares to Class A shares	—	—	90,000	6	(90,000)	(6)	—	—	—	—	—	—
Share based compensation	—	—	252,925	16	—	—	34,151	—	—	34,167	—	34,167
Foreign currency translation differences	—	—	—	—	—	—	—	—	(263)	(263)	—	(263)
Balance at December 31, 2021	—	—	16,604,402	1,096	2,773,100	185	465,334	(475,646)	4,532	(4,499)	5,817	1,318
Balance at December 31, 2021 (US$)		—		172		29	73,021	(74,639)	711	(706)	913	207

The accompanying notes are an integral part of these consolidated financial statements.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

		Year Ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Operating activities:
Net loss	(101,621)	(80,565)	(120,087)	(18,846)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	2,664	3,096	3,910	614
Share of net loss (gain) in equity method investments	(190)	13	(132)	(21)
Bad debt expenses	285	1,203	1,897	298
Losses on disposal of land use rights and property and equipment	4	51	5	1
Gain from fair value change in Anpai equity investment	—	—	(3,240)	(508)
Foreign exchange loss, net	4,133	—	—	—
Issuance shares for service	—	2,706	—	—
Share-based compensation	32,855	17,762	34,167	5,362
Gain on settlement of convertible loan	—	(7,162)	—	—
Fair value loss on convertible loan	5,296	532	9,073	1,424
Inventory provision	304	36	—	—
Impairment of long-term investment	1,320	1,430	—	—
Deferred tax benefits	—	(88)	(1,180)	(185)
Impairment of intangible assets	—	—	3,828	601
Impairment of goodwill	—	—	2,223	349
Forgiveness of PPP loan	—	—	(905)	(142)
Changes in operating assets and liabilities:
Advances to suppliers	1,714	(4,775)	786	123
Accounts receivable	1,286	(7,256)	1,539	242
Inventories	(555)	(44)	(180)	(28)
Amounts due from related parties	(286)	(219)	215	34
Other current assets	(2,875)	4,845	(1,056)	(166)
Other assets	462	502	—	—
Accounts payable	182	350	360	56
Amounts due to related parties	1,060	128	(240)	(38)
Advance from customers	(1,863)	1,232	107	17
Accrued expenses and other current liabilities	8,233	6,825	(1,875)	(294)
Other long-term liabilities	(920)	519	(924)	(145)
Deferred tax liabilities	(88)	(88)	—	—
Net cash used in operating activities	(48,600)	(58,967)	(71,709)	(11,252)

Investing activities:
Purchases of property and equipment	(2,790)	(2,466)	(3,899)	(612)
Purchases of intangible assets	(371)	(26)	(74)	(12)
Proceeds from property and equipment	—	10	—	—
Cash acquired from business combination	—	—	41	6
Proceeds from short-term investments	20,929	—	—	—
Purchase of short-term investments	(20,929)	—	—	—
Purchase of long-term investments	(300)	—	—	—
Net cash used in investing activities	(3,461)	(2,482)	(3,932)	(618)

Financing activities:
Proceeds from short-term borrowings	24,300	13,830	38,244	6,001
Payment for short-term borrowings	(18,300)	(20,000)	(6,000)	(942)
Repayment of related party loan	(150)	(1,072)	6,217	976
Proceeds from stock options exercised	—	8	2,608	409
Capital contribution from noncontrolling interest holders	610	370	—	—
Proceeds from private placement	—	—	42,351	6,646
Payment for convertible loans	—	(17,261)	—	—
Proceeds from issuance of ordinary shares	47,602	110,668	—	—
Payment for initial public offering costs	(7,954)	(25,619)	—	—
Net cash generated from financing activities	46,108	60,924	83,420	13,090

Effect of exchange rate changes on cash and cash equivalents	(809)	(2,584)	(1,544)	(241)
Net increase (decrease) in cash and cash equivalents	(6,762)	(3,109)	6,235	979
Cash and cash equivalents at beginning of year	12,887	6,125	3,016	473
Cash and cash equivalents at end of year	6,125	3,016	9,251	1,452

Supplemental disclosure of cash flow information:
Interest paid	1,028	2,413	2,187	343
Supplemental disclosure of non-cash activities:
Issuance shares for stock option exercised by Dr. Chris Chang Yu	—	—	6,125	961
Issuance shares for related party loan to Dr. Chris Chang Yu	—	—	6,891	1,081
Noncontrolling interest recognized from a step acquisition			6,880	1,080
Reclassification of other payable to convertible loan	—	—	4,534	712
Conversion of convertible loans	—	—	20,110	3,156

The accompanying notes are an integral part of these consolidated financial statements.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1.    ORGANIZATION AND PRINCIPAL ACTIVITIES

AnPac Bio-Medical Science Co., Ltd. (the “Company”) was incorporated in the British Virgin Islands (“ the BVI”) in January 2010. The Company and its subsidiaries (collectively, the “Group”) are engaged in marketing and selling a multi-cancer screening and detection test that uses innovative, patented cancer differentiation analysis (the “CDA”) technology and proprietary cancer-detection devices in the People’s Republic of China (the “PRC” or “China”). Dr. Chris Chang Yu is the Founder of the Group (the “Founder”).

For the year ended December 31, 2021, the details of the Group’s principal subsidiaries are as follows:

			Place of
	Percentage of	Date of	Incorporation/
Major subsidiaries	Ownership	Incorporation	Acquisition	Major Operation
Changhe Bio-Medical Technology (Yangzhou) Co., Ltd.	100%	March 2010	the PRC	Cancer screening and detection tests
Changwei System Technology (Shanghai) Co., Ltd.	100%	March 2011	the PRC	Research and development
AnPac Bio-Medical Technology (Lishui) Co., Ltd. (“AnPac Lishui”)	100%	October 2012	the PRC	Cancer screening detection tests and device manufacturing
AnPac Bio-Medical Technology (Shanghai) Co., Ltd.	100%	April 2014	the PRC	Cancer screening and detection tests
AnPac Technology USA Co., Ltd. (“AnPac US”)	100%	September 2015	the U.S.	Clinical trials for research on cancer screening and detection tests
Lishui AnPac Medical Laboratory Co., Ltd.	100%	July 2016	the PRC	Cancer screening and detection tests
Shiji (Hainan) Medical Technology Ltd.	100%	March 2013	the PRC	Cancer screening and detection research
Shanghai Muqing AnPac Health Technology Co., Ltd. (“AnPac Muqing”)	51%	March 2019	the PRC	Cancer screening and detection tests
Anpai (Shanghai) Healthcare Management and Consulting Co., Ltd.	60%	August 15, 2021*	the PRC	Cancer screening and detection tests

*      On August 15, 2021, the Group completed the step acquisition of 60% equity interest in Anpai Shanghai. (see Note 3)

2.    LIQUIDITY AND GOING CONCERN UNCERTAINTIES

The Group’s principal sources of liquidity have been cash generated from financing and operating activities. As of December 31, 2021, the Group had RMB9,251 (US$1,452) of cash and cash equivalents and a working capital deficit of RMB 39,357 (US$6,176). For the years ended December 31, 2019, 2020 and 2021, the Group incurred continuous losses of RMB 101,621, RMB 80,565 and RMB120,087 (US$18,846), respectively. For the year ended December 31, 2021, the Group incurred RMB 71,709 (US$11,252) of negative cash flows from operations. The recent resurgence of COVID-19 and lockdown policies in Shanghai, China also has negative impact on the Group’s operation. (see Note 3 (dd) Risks, Uncertainties and Concentrations). The above-mentioned facts raise substantial doubt about the Group’s ability to continue as a going concern.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.    LIQUIDITY AND GOING CONCERN UNCERTAINTIES (CONTINUED)

In assessing its liquidity, management monitors and analyzes the Group’s cash on-hand, its ability to generate sufficient revenue sources in the future, and its operating and capital expenditure commitments. With respect to capital funding requirements, the Group budgeted capital spending based on ongoing assessments of needs to maintain adequate cash. The Group intend to finance its future working capital requirements and capital expenditures from financing activities until the Group’s operating activities generate positive cash flows, if ever. Management expects continuous capital financing through debt or equity issuances to support its working capital requirements. Subsequent to December 31, 2021, the Group entered into investment agreements with several parties (refer to Note 18) and is expected to raise an aggregate of RMB 265,826 (US$41,714) within the following 30 months. As of the date of report, the Group received RMB1,000 (US $157) from these expected raises.

The Group can make no assurances that required financings will be available for the amounts needed, or on terms commercially acceptable to the Group, if at all. If one or all of these events does not occur or subsequent capital raises are insufficient to bridge financial and liquidity shortfall, there would likely be a material adverse effect on the Group and its financial statements.

The consolidated financial statements have been prepared assuming that the Group will continue as a going concern and, accordingly, do not include any adjustments that might result from the outcome of this uncertainty.

3.    SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

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

3.    SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

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

Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB6.3726 on December 31, 2021, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be converted, realized or settled into US$ at such rate or at any other rate.

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

Accounts receivable for the years ended December 31, 2020 and 2021 were as follows:

	Years ended December 31,
	2020	2021
	RMB	RMB	US$

Accounts receivable	8,096	6,699	1,052
Allowance for doubtful accounts	(304)	(1,145)	(180)
Balance at end of year	7,792	5,554	872

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

3.    SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(g)Accounts receivable, net of allowance for doubtful accounts (continued)

Movement in the allowances for doubtful debts were as follows:

	Years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Balance at beginning of year	198	177	304	48
Additional provision	168	758	841	132
Write-offs	(189)	(631)	—	—
Balance at end of year	177	304	1,145	180

(h)	Inventories

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

3.    SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(j)Long-term investments (continued)

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

For the years ended December 31, 2019, 2020 and 2021, the Group recognized an impairment on its equity investment in Jiangsu Anpac Health Management Co., Ltd. of RMB1,320, RMB1,430 and Nil, respectively. For the years ended December 31, 2019, 2020 and 2021, the operation of Jiangsu Anpac Health Management Co., Ltd. was inactive.

(k)	Business combinations

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

Intangible assets have estimated useful lives from the date of purchase as follows:

Category	Estimated useful life
Software	3-10 years
Medical license	15 years
Customer relationship	6.4 years

(m)	Land use right, net

All land in the PRC is owned by the PRC government. The PRC government may sell land use rights for a specified period of time. Land use rights represent lease prepayments to the PRC government and are carried at cost less accumulated amortization. Land use rights are amortized on a straight-line basis over the terms of the land use right of 50 years.

(n)	Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the identifiable assets acquired less liabilities assumed of an acquired business. Goodwill acquired in a business combination is not amortized, but instead tested for impairment at least annually, or more frequently if certain circumstances indicate a possible impairment may exist.

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

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

3.    SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(n)	Goodwill (continued)

For the years ended December 31, 2019 and 2020, the Group performed a qualitative assessment for the reporting unit. Based on the requirements of ASC 350-20, the Group evaluated all relevant qualitative and quantitative factors, weighed all factors in their entirety and concluded that it was not more-likely-than-not that the fair value of the reporting unit was less than its carrying amount. Therefore, no goodwill impairment was recognized as of December 31, 2019 and 2020.

For the year ended December 31, 2021, the Group performed the two-step quantitative impairment test and determined that the fair value of goodwill acquired from the acquisition of Shiji (Hainan) Medical Technology Ltd. in fiscal 2017 is nil. Therefore, the Group impaired the goodwill acquired from the acquisition of Shiji (Hainan) Medical Technology Ltd. of RMB2,223(US$349).

(o) Impairment of Long-lived assets other than goodwill

The Group evaluates its long-lived assets, including property and equipment and intangibles with finite lives, for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Group evaluates the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. The adjusted carrying amount of the assets become new cost basis and are depreciated over the assets’ remaining useful lives. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Given no events or changes in circumstances indicating the carrying amount of long-lived assets may not be recovered through the related future net cash flows, the Group did not perform such an evaluation for the years ended December 31, 2019 and 2020. For the year ended December 31, 2021, due to the slow development of Shiji (Hainan) Medical Technology Ltd., the Group evaluated the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition and determined that the fair value of intangible assets of Shiji (Hainan) Medical Technology Ltd. was nil. Therefore, the Group impaired the intangible assets acquired from the acquisition of Shiji (Hainan) Medical Technology Ltd. of RMB3,828 (US$601).

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

The Group elected the fair value option to account for its convertible loans. The Group engaged an independent valuation firm to perform the valuation. The fair value of the convertible loans as of December 31, 2020 and 2021 was RMB2,232 and RMB27,859 (US$4,372) calculated using the binomial tree model. The convertible loans are classified as level 3 instruments as the valuation was determined based on unobservable inputs which are supported by little or no market activity and reflect the Group’s own assumptions in measuring fair value. Significant estimates used in developing the fair value of the convertible loans include time to maturity, risk-free interest rate, straight debt discount rate, probability to convert and expected timing of conversion. Refer to Note 10 for additional information.

As the inputs used in developing the fair value for level 3 instruments are unobservable, and require significant management estimate, a change in these inputs could result in a significant change in the fair value measurement.

The following is a reconciliation of the beginning and ending balances for convertible loans measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as of December 31, 2020 and 2021:

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
Opening balance	24,568	2,232	350
New convertible loans issued	1,830	32,344	5,076
Conversion of other payable to convertible loan	—	4,534	711
Repayments	(17,261)	—	—
Conversion of convertible loans	—	(20,110)	(3,155)
Loss on change in fair value of convertible loan	532	9,073	1,424
Gain on settlement of convertible loan	(7,162)	—	—
Other comprehensive income -foreign exchange translations	(275)	(214)	(34)
Total	2,232	27,859	4,372

(q)Revenue recognition

The Group derives its revenues principally from customers through the Group’s cancer screening and detection test and physical checkup package services. Revenue is recognized when the Group satisfies the performance obligations in an amount of consideration to which the Group expects to be entitled to in exchange for those services. The Group evaluates the presentation of revenue on a gross or net basis based on whether it controls the services provided to customers and is the principal (i.e., “gross”), or the Group arranges for other parties to provide the service to the customers and is an agent (i.e., “net”). The Group presents value-added taxes as a reduction from revenues.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

3.    SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(q)Revenue recognition (continued)

Revenue from cancer screening and detection tests

Revenue from cancer screening and detection test are primarily generated through administration of the tests to the Group’s customer constituents, the Group’s cancer screening and detection tests based on CDA technology and other cancer screening and detection technologies, such as biomarker-based tests, to its customers (primarily corporations and life insurance companies). A contract exists when the master service agreement has been executed and the customer submitting a service request, which is a placed order. The Group’s contracts have a single performance obligation which is satisfied upon rendering of the cancer screening and detection tests and delivery of the cancer screening and detection test results to the customer or customer’s employee as well as individual policy holder. The Group acts as the principal as it controls the cancer screening and detection tests before it is transferred to the customer and records revenue on a gross basis at a point in time, when the cancer screening and detection test results are delivered to the customer. The Group accrues 5% of the revenue from cancer screening and detection tests as warranty liability which was included in accrued expenses and other current liabilities.

Revenue from physical checkup packages

The Group facilitates corporations and life insurance companies to procure physical checkup package services for their employees and policy holders, respectively, from third-party physical checkup package service providers. The Group enters into contracts with corporations and life insurance companies and physical checkup service providers. The Group considers both the corporations and life insurance companies and the third-party physical checkup package service providers as its customers in this type of transaction. The Group’s performance obligation is to facilitate the corporations and life insurance companies and the third-party physical checkup package service providers to complete the purchase of physical checkup package services, which is not controlled by the Group prior to being transferred to the corporations and life insurance companies. The Group fulfills its performance obligation at a point in time when the employees and policy holders of corporations and life insurance companies, respectively, complete the physical checkups at which the Group records the net amount that it retains from such completed transaction as revenue.

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

Revenue from Technology services

The Group provides a series of technology services including but not limited to market research, designing, coding, developing, testing, etc. to a client for a contractual term of two years. As the series of services are an integral part of a project of which the goal is to enable the client to produce a cancer-treatment medical device, none of the mentioned services can be isolated and identified as a distinct performance obligation. The Group concluded that the combined services in the contract constitutes a single performance obligation. The contract price is fully allocated to the single performance obligation. The Group uses input methods to measure the progress toward complete satisfaction of the performance obligation. Input methods measure progress based on resources consumed or efforts expended relative to total resources expected to be consumed or total efforts expected to be expended. The completion percentage is determined by costs incurred/total costs estimated to be incurred.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.    SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(q)Revenue recognition (continued)

Retail revenue

The Group started retail business of genetic testing kits and skin-care products in fiscal 2021. Customers pay upfront and the Group delivers the ordered products. Revenue was recognized at point of time. For the year ended December 31, 2021, the retail revenue was insignificant.

All revenues are generated in the PRC.

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

Contract liabilities represent considerations received from corporations, life insurance companies and technology services client in advance of satisfying the Group’s performance obligations under the contract, which are presented in “advance from customers” in the consolidated balance sheets. For the years ended December 31, 2020 and 2021, advance from customers amounted to RMB3,682 and RMB4,174 (US$655), respectively.

PRC Value-Added Taxes (“VAT”) and surcharges

The services of the Group are subject to 6% of Value-Added Taxes. Retail sales are subject to 3% or 13% of Value-Added Taxes. The Group is subject to education surtax and urban maintenance and construction tax, on the services provided in the PRC.

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

Costs of revenues consists of staff costs, outsourced testing costs, blood sample taking costs, medical consumable costs, share-based compensation, depreciation of CDA equipment, purchase cost of retail products.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

3.    SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(t)	Advertising expenditures

Advertising expenditures are expensed as incurred and such expenses were minimal for the periods presented. Advertising expenditures have been included as part of selling and marketing expenses. For the years ended December 31, 2019, 2020 and 2021, the advertising expense amounted to RMB922, RMB664 and RMB515 (US$81) respectively.

(u)	Research and development expenses

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

(v)	Government grants

Government grants include financial incentives in the form of cash subsidies that involve no conditions or continuing performance obligations of the Group. Government grants are recognized as other non-operating income upon receipt. For government grants related to assets in the form of land use rights, the government grants are recorded as deferred income when received. The deferred income is then recognized in other income, net in the consolidated statement of comprehensive loss on a systematic basis over the useful life of the related asset. Government grants recognized in other income for the years ended December 31, 2019, 2020 and 2021 were RMB 2,806, RMB7,541 and RMB565 (US$88).

(w)	Leases

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

(x)	Employee benefit expenses

As stipulated by the regulations of the PRC, full-time employees of the Group are entitled to various government statutory employee benefit plans, including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to make contributions to the plan and accrues for these benefits based on certain percentages of the qualified employees’ salaries. The total expenses the Group incurred for the plan were RMB3,249, RMB1,645 and RMB3,884 (US$609) for the years ended December 31, 2019, 2020 and 2021, respectively.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

3.    SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(y)	Share-based compensation

The Group accounts for share-based compensation in accordance with ASC 718, Compensation – Stock Compensation (“ASC 718”). In accordance with ASC 718, the Group determines whether an award should be classified and accounted for as a liability award or an equity award. All the Group’s share-based awards were classified as equity awards and are recognized in the consolidated financial statements based on their grant date fair values.

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

(z)	Income taxes

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

(aa)Comprehensive loss

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

(bb)	Segment reporting

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

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

3.    SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(cc)	Loss per share

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

The rights, including the liquidation and dividend rights, of the holders of our Class A and Class B ordinary shares are identical, except with respect to voting. Each Class A ordinary share is entitled to one vote; and each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. As the liquidation and dividend rights are identical, the undistributed earnings are allocated on a proportionate basis. For the years ended December 31, 2019, 2020 and 2021, the net loss per share amounts are the same for Class A and Class B common ordinary shares because the holders of each class are entitled to equal per share dividends or distributions in liquidation.

The Group did not include share options in the computation of diluted earnings per share for the years ended December 31, 2019, 2020 and 2021, because those share options were anti-dilutive for loss per share.

(dd)	Risks, Uncertainties and Concentrations

COVID-19

As a result of the pandemic of COVID-19 in China, the United States and the world, the Group’s operations have been, and may continue to be, adversely impacted by disruptions in business activities, commercial transactions and general uncertainties surrounding the duration of the outbreaks and the various governments’ business, travel and other restrictions. These adverse effects could include the Group’s ability to market and conduct its tests in China, commercialize its tests in the United States and carry out research studies and activities in China and the United States, temporary closures of its laboratory facilities and offices in China and the United States and its customers’ and suppliers’ facilities, the delay in construction of its new Philadelphia laboratory, delayed supply of products and services from its suppliers, and delayed or cancelled orders from its customers (such as due to temporary decreased demand for disease screening and detection or physical checkup services or generally due to reduced commercial activities). In addition, the Group’s business operations could be disrupted if any of its employees is suspected of contracting the coronavirus or any other epidemic disease, since its employees could be quarantined and/or its offices be shut down for disinfection. In particular, the closing of blood sampling points countrywide in China since the Chinese New Year in 2020, as a measure by the Chinese government to contain the spread of COVID-19, significantly reduced the number of samples that the Group could collect for its CDA tests. Despite partial recovery of the blood sampling points in April 2020, the number of blood samples that the Group can collect was still limited for the years ended December 31, 2020 and 2021 and there were delays of orders and cancellation of some orders for planned CDA tests and physical checkups from the Group’s customers.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

3.    SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(dd)	Risks, Uncertainties and Concentrations (continued)

The Group’s total revenue and gross margins for the year ended December 31, 2021 decreased comparing to fiscal 2020, which was mainly attributable to less cancer screening and detection tests orders under the impact of the pandemic. The Group continued to work in obtaining the Class III medical device certification in China (which entered clinical test phase). While the Group strives to bring in new customers and launch new tests to mitigate the negative impact of COVID-19, it has no control over the development of the COVID-19 situations in China, the United States or around the world and therefore may not be able to achieve a revenue growth or maintain its historical revenue level in future periods. Despite the delay caused by the pandemic, the Group has made the new Philadelphia laboratory ready for use and obtained laboratory developed test (LDT) designation in the US.

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

Subsequent to December 31, 2021, the Group’s operations were impacted by a resurgence of COVID-19 in Shanghai, China. The resulting lockdown policies in city of Shanghai have forced the Group to temporarily halt operations in its Shanghai office. Given the uncertainty of this situation, the related financial impact cannot be reasonably estimated at this time. The Group will continue to maintain flexibility in the operations and proactively manage the impact of COVID-19 to its business operations and financial statements.

Concentration of credit risk

Financial instruments that potentially subject the Group to significant concentration of credit risk consist primarily of cash and cash equivalents and accounts receivables. As of December 31, 2020 and 2021, the aggregate amounts of cash and cash equivalents of RMB2,366 and RMB4,237 (US$665), respectively, were held at major financial institutions located in the PRC and RMB650 and RMB 5,014 (US$787), respectively, were deposited with major financial institutions located outside the PRC. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions. Historically, deposits in Chinese banks are secured due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law in August 2006 that came into effect on June 1, 2007 which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the new Bankruptcy Law, a Chinese bank may go into bankruptcy. In addition, since China’s concession to the World Trade Organization, foreign banks have been gradually permitted to operate in China and have been significant competitors against Chinese banks in many aspects, especially since the opening of the Renminbi business to foreign banks in late 2006. Therefore, the risk of bankruptcy of those Chinese banks in which the Group has deposits has increased. In the event of bankruptcy of one of the banks which holds the Group’s deposits, the Group is unlikely to claim its deposits back in full since the bank is unlikely to be classified as a secured creditor based on PRC laws.

Accounts receivables, unsecured and denominated in RMB, are exposed to credit risk. As of December 31, 2020, two customers accounted for 49% and 11% of total accounts receivables, respectively. As of December 31, 2021, two customers accounted for 43% and 12% of total accounts receivables. The risk is mitigated by credit evaluations the Group performs on its customers.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

3.    SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(dd)	Risks, Uncertainties and Concentrations (continued)

Business, customer, supplier, political and economic risks

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

For the years ended December 31, 2019, the Group had two customers that accounted for more than 10% of the total revenues. For the year ended December 31, 2020, the Group had two customers that accounted for 29% and 15% of total revenues, respectively. For the year ended December 31, 2021, the Group had three customers that accounted for 36%, 17% and 11% of total revenues, respectively.

For the years ended December 31, 2019, the Group had two suppliers that accounted for more than 10% of cost of revenues. For the year ended December 31, 2020, the Group had four suppliers that accounted for 17%, 14%, 13% and 11% of total cost of revenues, respectively. For the year ended December 31, 2021, the Group had three suppliers that accounted for 11%, 11% and 10% of total cost of revenues, respectively.

As of December 31, 2020, one supplier accounted for 28% of total accounts payables. As of December 31, 2021, four suppliers accounted for 22%, 13%, 12%and 12% of total accounts payables, respectively.

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

Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For U.S. dollar against RMB, there was appreciation of approximately 1.3%, depreciation of 6.3% and appreciation of 2.3% in the years ended December 31, 2019, 2020 and 2021, respectively. It is difficult to predict how market forces or PRC or the U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

3.    SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(dd)	Risks, Uncertainties and Concentrations (continued)

The functional currency and the reporting currency of the Company and AnPac US are the US$ and the RMB, respectively. Most of the revenues and costs of the Group are denominated in RMB, while a portion of cash and cash equivalents and convertible loans (“CL“) are denominated in US$. It is difficult to predict how market forces or PRC or the U.S. government policy may impact the exchange rate between the Renminbi and the US$ in the future. Any significant fluctuation of the valuation of RMB may materially affect the Group’s cash flows, revenues, earnings and financial position, and the value of any dividends payable on the ADS in US$.

(ff)	Recent accounting pronouncements

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

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires lessees to recognize a right-of-use asset and lease liability on the balance sheet for all leases, including operating leases, with a term in excess of 12 months. The guidance also expands the quantitative and qualitative disclosure requirements. In July 2018, the FASB issued updates to the lease standard making transition requirements less burdensome. The update provides an option to apply the transition provisions of the new standard at its adoption date instead of at the earliest comparative period presented in the Group’s financial statements. The new guidance requires the lessee to record operating leases on the balance sheet with a right-of-use asset and corresponding liability for future payment obligations. FASB further issued ASU 2018-11 “Target Improvement” and ASU 2018-20 “Narrow-scope Improvements for Lessors.” In June 2020, the FASB issued ASU No. 2020-05, “Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842) Effective Dates for Certain Entities” (“ASU 2020-05”) in response to the ongoing impacts to businesses in response to the coronavirus (COVID-19) pandemic. ASU 2020-05 provides a limited deferral of the effective dates for implementing previously issued ASU 842 to give some relief to businesses and the difficulties they are facing during the pandemic. ASU 2020-05 affects entities in the “all other” category and public Not-For-Profit entities that have not gone into effect yet regarding ASU 2016-02, Leases (Topic 842). Entities in the “all other” category may defer to fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. As an emerging growth company, the Group will adopt this guidance effective January 1, 2022. The Group is expected to recognize ROU assets and lease liabilities of approximately RMB 8,575 ($1,346) upon adoption of ASU 2016-02, Leases.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (“ASU 2016-13”). The amendments in ASU 2016-13 update guidance on reporting credit losses for financial assets. These amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. The Group will adopt ASU 2016-13 on January 1, 2023, and is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

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

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

3.    SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(ff)	Recent accounting pronouncements (continued)

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

In August 2020, the FASB issued ASU 2020-06, “Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40)”. This ASU reduces the number of accounting models for convertible debt instruments and convertible preferred stock. As well as amend the guidance for the derivatives scope exception for contracts in an entity’s own equity to reduce form-over-substance-based accounting conclusions. In addition, this ASU improves and amends the related EPS guidance. This standard is effective for the Group on January 1, 2022, including interim periods within those fiscal years. Adoption is either a modified retrospective method or a fully retrospective method of transition. The Group is currently evaluating the impact of the adoption of ASU 2020-06 on its consolidated financial statements.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

4.    ACQUISITION

On August 15, 2021, the Group completed a step acquisition of 60% equity interest in Anpai Shanghai, consisting of an acquisition of 40% equity interest of Anpai Shanghai acquired from Dr. Chang Yu for a consideration of RMB 8,500 (US$1,333) approved by the Board of Directors (the “Board”), and an investment of 20% equity interest in Anpai Shanghai which the Group has already held prior to August 15, 2021. Anpai Shanghai is engaged in mainly provides physical examination services and other health consulting services in PRC. As a result of the acquisition, the Group obtains the control on Anpai Shanghai, therefore consolidates Anpai Shanghai. The Group recognized a gain from a step acquisition of RMB 3,240 (US$508) on the prior 20% investment in Anpai Shanghai.

On September 22, 2021, Dr. Chris Chang Yu executed an Offset Agreement, pursuant to which the exercise price associated with Dr. Chris Chang Yu’s 250,000 ADSs (US$945 or RMB 6,105) was credited against the purchase price of Anpai Shanghai due to Dr. Chris Chang Yu (RMB 8,500), resulting in a net amount due from the Group to Dr. Chris Chang Yu of (RMB 2,395). The Group issued 106,395 ordinary shares (fair market value US$3.49 per share) to settle the amount due to Dr. Chris Chang Yu.

The following table summarizes the fair value of the identifiable assets acquired and liabilities assumed for the acquired entities at the acquisition date, which represents the net purchase price allocation at the date of the acquisition based on a valuation performed by an independent valuation firm engaged by the Group:

	Amount
	RMB	USD
Cash acquired	41	6
Other receivables	196	31
Total current assets	237	37

Property and equipment, net	420	66
Intangible assets, net	9,170	1,439
Goodwill	12,758	2,002
Total assets	22,585	3,544

Current liabilities	1,472	231
Deferred tax liability	2,293	360
Total liabilities	3,765	591

Previous held 20% Equity Value	3,440	540
40% Equity Value with noncontrolling interest	6,880	1,080
Total consideration of 40% Equity Value	8,500	1,333

Goodwill is mainly attributable to the excess of the consideration paid over the fair value of the net assets acquired that cannot be recognized separately as identifiable assets, and comprise (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition. None of the goodwill is expected to be deductible for income tax purposes. The impact of the acquisition of Anpai Shanghai to the pro forma consolidated statements of income and other comprehensive income was not material. The intangible assets are mainly attributable to customer relationship acquired through the acquisition, which are amortized over 6.4 years. Since the completion of acquisition, there was approximately RMB 1,572 (US$247) revenue through Anpai included in the Group’s revenue for the year ended December 31, 2021.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

5.    OTHER CURRENT ASSETS, NET

Other current assets consist of the following:

	As of December 31,
	2020	2021
	RMB	RMB	US$
Tax recoverable	1,649	1,853	291
Deposits and others	1,753	2,053	322
	3,402	3,906	613
Allowance for doubtful accounts	(99)	(556)	(87)
Total	3,303	3,350	526

Movement in the allowances for doubtful debts were as follows:

	Years ended December 31,
	2020	2021
	RMB	RMB	US$
Balance at beginning of year	3	99	15
Additional provision	96	457	72
Balance at end of year	99	556	87

6.    PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

	As of December 31,
	2020	2021
	RMB	RMB	US$
Buildings	16,029	16,029	2,515
Leasehold improvements	—	1,448	227
Furniture, fixtures and equipment	11,133	12,977	2,037
Motor vehicles	517	512	80
Total	27,679	30,966	4,859
Less:
Accumulated depreciation	(10,028)	(12,715)	(1,995)
	17,651	18,251	2,864
Construction in progress	1,616	2,013	316
Property and equipment, net	19,267	20,264	3,180

Construction in progress represents the renovation of an office building and spare parts for medical equipment which the Group will used to assemble new equipment in house.

Depreciation expense was RMB2,059, RMB 2,441 and RMB2,727 (US$428) for the years ended December 31, 2019, 2020 and 2021, respectively. No impairment charges were recognized on the property and equipment for the years ended December 31, 2019, 2020 and 2021.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

7.    LAND USE RIGHTS, NET

Land use rights, net consists of the following:

	As of December 31,
	2020	2021
	RMB	RMB	US$
Land use rights, cost	1,388	1,388	218
Less:
Accumulated depreciation	(222)	(250)	(39)
Land use rights, net	1,166	1,138	179

Amortization expense of the land use rights for the years ended December 31, 2019, 2020 and 2021 was RMB28, RMB28 and RMB28 (US$ 4), respectively. As of December 31, 2021, expected amortization expense for the land use rights is approximately RMB28 in 2022, RMB28 in 2023, RMB28 in 2024, RMB28 in 2025, RMB28 in 2026 and RMB998 in 2027 and thereafter.

8.    INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following:

	As of December 31,
	2020	2021
	RMB	RMB	US$
Software	1,331	1,297	204
Customer relationship	—	9,170	1,439
Medical license	5,300	5,300	832
Total	6,631	15,767	2,475
Less: Accumulated amortization	(2,035)	(1,610)	(253)
Less: Impairment-medical license	—	(5,300)	(832)
Intangible assets, net	4,596	8,857	1,390

Amortization expense for the years ended December 31, 2019, 2020 and 2021 amounted to RMB577, RMB630 and RMB1,155 (US$182), respectively. For the year ended December 31, 2021, due to the slow research development activities in Shiji (Hainan) Medical Technology Ltd., the Group evaluated the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition and determined that the fair value of intangible assets of Shiji (Hainan) Medical Technology Ltd. was nil. Therefore, the Group impaired the net carrying value of the intangible assets acquired from the acquisition of Shiji (Hainan) Medical Technology Ltd. of RMB3,828 (US$601). The estimated aggregate amortization expense for each of the five succeeding years is as follows:

Year ending December 31,	RMB
2022	1,595
2023	1,447
2024	1,447
2025	1,447
2026	1,447
Thereafter	1,474
Total	8,857

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

9.    LONG-TERM INVESTMENTS, NET

Long-term investments, net consisted of the following:

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
Equity method investments
Anpac Beijing Health Management Co., Ltd (“Anpac Beijing”).	789	923	145
Shanghai Moxu Bio-medical Science Co., Ltd.(“Moxu”)	94	—	—

Equity securities without readily determinable fair values
Jiangsu Anpac Health Management Co., Ltd. (“Jiangsu Anpac”)	2,750	2,750	432
Less:
Impairment	(2,750)	(2,750)	(432)
Total	883	923	145

Equity method investments

On October 19, 2017, the Group and other third parties established Anpac Beijing, of which the Group initially owned 35% of the investment. In October 2019, the Group’s registered shareholding ratio of Anpac Beijing decreased from 35% to 18% according to the resolution of Anpac Beijing signed in October 2019, but the Group still have significant influence on the operation and strategic decisions of Anpac Beijing. For the year ended December 31, 2021, the Group included RMB 134 (US$21) investment income based on its equity portion of Anpac Beijing’s earnings for the year ended December 31, 2021.

On June 8, 2018, the Group and other third parties established Moxu, of which the Group owned 20% of the investment, Moxu was deregistered on June 30, 2021.

On May 15, 2021, the Group and other third parties established Advanced Life Therapeutics Co., Ltd. (“Advanced Life”), of which the Group owned 40% of its registered capital based on the business registration filed with the local authority. But the Group did not make capital contribution yet, because Advanced Life has not commenced its intended operation. The Group has one seat in the board of directors and can exercise significant influence on the management and operation of Advanced Life. The Group accounts for Advanced Life as long-term investment with equity method.

Equity securities without readily determinable fair values

In January 2016, the Group and other third parties established Jiangsu Anpac, of which the Group owned 10% of the investment. In November 2017, the Group further acquired a 5% equity interest. The Group accounted for the investment under cost method since the Group does not have the ability to exert significant influence over Jiangsu Anpac. With the adoption of ASU 2016-01, the Group accounted for it as equity securities without readily determinable fair values at cost, less impairment, adjusted for subsequent observable price changes on a nonrecurring basis, and report changes in the carrying value of the equity investment in current earnings. For the years ended December 31, 2019, 2020 and 2021, the Group recognized impairment loss of RMB1,320 RMB1,430 and Nil in Jiangsu Anpac investment, respectively.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

10.    SHORT-TERM DEBTS

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
Short-term bank and other borrowings (i)	6,000	5,900	926
Convertible loan (“CL”) (ii)	2,232	27,859	4,372
Total	8,232	33,759	5,298
(i)	The short-term borrowing as of December 31, 2021 consisted of RMB5,900 borrowing that had a fixed annual interest rate of 4.35% and are due on September 30, 2022. The short-term borrowing as of December 31, 2020 consisted of RMB6,000 borrowing that had fixed annual interest rates of 4.15%, and were fully repaid upon maturities in fiscal 2021. These borrowings are pledged by certain properties of the Group and the Founder, and guaranteed by the Founder. Interest expense recognized for short-term borrowings for the years ended December 31, 2020 and 2021 were RMB728 and RMB238 (US$37), respectively.
(ii)	On July 30, 2020, the Group issued convertible loans with an aggregate principal amount of RMB1,689 (US$265) to EMA Financial, LLC. (“EMC”). The CL is originally due in nine months and bears interest of 10% per annum if the conversion feature is not triggered. The CL is ultimately guaranteed by the Founder’s personal assets. The Group has elected to recognize the CL at fair value and therefore there was no further evaluation of embedded features for bifurcation. The loan was fully converted into 54,642 shares on February 17, 2021. The fair value of convertible loan immediately prior to conversion was assessed at RMB2,283.

On February 5, 2021, the Group issued convertible loans with an aggregate principal amount of RMB12,745 (US$2,000) to four investors consisting of Heng Zhang (“HZ”), Jie Wang, Hongyu Wang and Layette Holdings Inc. The CL is originally due in one year and bears interest of 0% per annum if the conversion feature is not triggered. Pursuant to the CL agreement, the conversion price is lower of (i) US$15 or (ii) the lower of 82% of the closing bidding price or 80% of Volume Weighted Average Price(VWAP) during the ten consecutive trading days immediately preceding conversion, but not lower than US$1. The Group has elected to recognize the CL at fair value and therefore there was no further evaluation of embedded features for bifurcation. The convertible loans were fully converted into 563,800 shares (refer to Note 12) on June 21, 2021. The fair value of convertible loan immediately prior to conversion was assessed at RMB16,176.

On May 31, 2021, the Group issued convertible loan with a principal amount of RMB4,479 (US$703) to Ascent Investor Relations Inc., The CL is originally due in one year and bears interest of 0% per annum if the conversion feature is not triggered. Pursuant to the CL agreement, the conversion price is lower of (i) US$15 or (ii) the lower of 82% of the closing bidding price or 80% of Volume Weighted Average Price(VWAP) during the ten consecutive trading days immediately preceding conversion, but not lower than US$1 (“floor price”). On February 5, 2022, the Group entered into an amendment agreement, pursuant to which the floor price of was reduced to US$0.10 per share. The Group has elected to recognize the CL at fair value and therefore there was no further evaluation of embedded features for bifurcation. As of December 31, 2021, the fair value of the outstanding convertible loan balance was RMB5,481 (US$860).

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

10.    SHORT-TERM DEBTS (CONTINUED)

On July 22, 2021, the Group issued convertible loans (the “Registered Convertible Debentures”) to certain investors in a registered direct offering with an aggregate principal amount of US $3,014 for discounted price of US $2,740. The convertible loans are originally due in one year and bears interest of 0% per annum if the conversion feature is not triggered. Pursuant to the agreement, the conversion price is lower of (i) US$15 or (ii) the lower of 82% of the closing bidding price or 80% of Volume Weighted Average Price(VWAP) during the ten consecutive trading days immediately preceding conversion, but not lower than US$1 (“floor price”). On February 5, 2022, the Group entered into an amendment agreement, pursuant to which the floor price was reduced to US$0.10 per share. The Group has elected to recognize the CL at fair value and therefore there was no further evaluation of embedded features for bifurcation. The convertible loans were partially converted into 114,234 shares (refer to Note 12) on December 10, 2021. The fair value of convertible loan immediately prior to conversion was assessed at RMB1,321. As of December 31, 2021, the fair value of the outstanding convertible loan balance was RMB22,378 (US$3,512).

For the years ended December 31, 2019, 2020 and 2021, due to change in fair value of convertible loans, the Group recognized unrealized losses of RMB5,296, unrealized income of RMB6,630 and unrealized losses of RMB9,073 (US$1,424), respectively, in other expense. Interest expense recognized for CL for the years ended December 31, 2020 and 2021 were RMB451 and RMB3,797(US$596), respectively.

The weighted average interest rate for the years ended December 31, 2020 and 2021 were 8.40% and 3.97%, respectively.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

11.    ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
Salary and welfare payable	6,866	8,101	1,271
Payable for acquisition of noncontrolling interests	245	245	38
Accrued rental	1,768	1,140	179
Accrued expenses	14,136	8,174	1,283
Value added tax and other taxes payable	263	417	65
Payable for property and equipment	559	71	11
Accrued utilities	52	58	9
Other payables	1,464	1,564	246
Total	25,353	19,770	3,102

12.    SHAREHOLDERS’ EQUITY

Ordinary Shares

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

As of December 31, 2020 and 2021, the Group is authorized to issue 70,000,000 Class A Ordinary shares with US$0.01 par value per share. As of December 31, 2020 and 2021, 9,192,660 and 16,604,402 Class A ordinary shares were issued and outstanding, respectively. As of December 31, 2020 and 2021, the Group is authorized to issue 30,000,000 Class B Ordinary shares with US$0.01 par value per share. As of December 31, 2020 and 2021, 2,863,100 and 2,773,100 Class B ordinary shares were issued and outstanding.

Completion of IPO

On January 30, 2020, the Group completed its IPO on the Nasdaq Stock Exchange. The Group offered 1,333,360 ADSs, representing 1,333,360 Class A ordinary shares at offering price of US$12.00 per ADS (each of ADS represents one Class A ordinary share). The net proceeds to the Group from the IPO, after deducting commissions and offering expenses of approximately RMB35,200 (US$5,395), were RMB 75,460 (or approximately US$ 11,565).

Conversion of convertible loans

On February 17, 2021, the Group issued 54,642 shares for conversion of EMC convertible loan based on the conversion price of $5.12 per share. On June 21, 2021, the Group issued 563,800 shares on June 21, 2021 for HZ convertible loan based on the conversion price ranging from $3.52-$3.55 per share. On December 10, 2021, the Group issued 114,234 shares for the Registered Convertible Debentures based on the conversion price ranging from $1.09-2.16 per share.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

12.    SHAREHOLDERS’ EQUITY (CONTINUED)

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

Shares issued for reserve

On July 30, 2020, the Group issued 243,000 Class A ordinary shares held in an escrow account as reserve solely for potential convertible loans conversion. On August 7, 2020, the Group issued 257,000 Class A ordinary shares held in an escrow account as reserve solely for potential convertible loans conversion On March 16, 2021, the Group issued 2,000,000 Class A ordinary shares held in an escrow account as reserve solely for potential convertible loans conversion. On July 23, 2021, the Group issued 1,625,893 Class A ordinary shares held in an escrow account as reserve solely for potential convertible loans conversion. On July 28, 2021, the Group issued 4,230 Class A ordinary shares held in an escrow account as reserve solely for potential convertible loans conversion. The Group then transferred total of 732,676 Class A ordinary shares to the holders of EMC convertible loan, HZ convertible loan and the Registered Convertible Debentures upon conversions. As of December 31, 2021, the Group still had the remaining 3,397,447 Class A ordinary shares held in an escrow account as reserve solely for potential convertible loans conversion.

Private placements

On February 20, 2021, the Group entered into a share purchase agreement with Dr. Chris Chang Yu, under which Dr. Chris Chang Yu purchased 152,100 ordinary shares at the price of US$4.56 per share. The receivable was offset with previous balance due to Dr. Chris Chang Yu.

On February 21, 2021, the Group entered into a share subscription agreement with a third-party Chinese investor, under which the Group issued 387,597 Class A ordinary Shares at price of US$4.80 to the investor for gross proceeds of RMB 12,000 (US$1,883) on February 24, 2021. The Group paid a finder’s fee in the form of 19,174 Class A ordinary shares to a Chinese consultant on March 22, 2021 in connection with this transaction.

On May 12, 2021, the Group entered into a share subscription agreement with a third-party investor, under which the Group issued 238,095 Class A ordinary Shares at price of US$4.2 to the investor for gross proceeds of RMB6,470 (US$1,015).

On June 22, 2021, the Group entered into a share subscription agreement with a third-party investor, under which the Group issued 425,532 Class A ordinary Shares at price of US$3.76 to the investor for gross proceeds of RMB10,353 (US$1,6225). In connection with the transaction, the Group paid a finder’s fee in the form of 21,276 Class A ordinary shares to a Chinese consultant.

On November 15, 2021, the Group closed a public offering of 1,132,111 Class A ordinary Shares at price of US$2.22 to a third-party investor for gross proceeds of RMB 16,041 (US$2,517), after deducting underwriting discount and other offering expenses, net proceeds amounted to RMB13,528 (US$2,123).

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

12.    SHAREHOLDERS’ EQUITY (CONTINUED)

On September 22, 2021, Dr. Chris Chang Yu executed an Offset Agreement, pursuant to which the exercise price associated with Dr. Chris Chang Yu’s 250,000 ADSs (RMB 6,105 or US$945) was credited against the purchase price of Anpai Shanghai due to Dr. Chris Chang Yu (RMB 8,500 or US$1,334), resulting in a net amount due from the Group to Dr. Chris Chang Yu of (RMB 2,395 or US$376). The Group issued 106,395 ordinary shares at fair market value US$3.49 per share to settle the amount due to Dr. Chris Chang Yu.

Transfer of Class B ordinary shares to Class A ordinary shares

For the year ended December 31, 2021, 90,000 Class B ordinary shares were transferred to Class A ordinary share due to shareholder’s transfer.

13.    SHARE BASED COMPENSATION

On February 1, 2010, the shareholders and Board of Directors (the “Board”) of the Company approved a resolution which authorized the chairman of the Board to grant share options to its eligible employees, directors, officers and consultants of the Group of a number of shares not exceeding 1,190,000 before July 1, 2017. On July 1, 2017, in order to provide additional incentives to attract and retain key employees, directors, officers and consultants of outstanding ability and to motivate them to exert their best efforts, the shareholders and the Board further approved a resolution to grants in the future up to 2,726,600. The options granted are vested either (i) immediately upon grant date; or (ii) over various vesting schedule which no more than four years. As of December 31, 2021, there was no options available to be issued under this share incentive plan.

After the Group completed its IPO, all the new options were granted under 2019 Share Incentive Plan discussed below.

On October 31, 2019, the shareholders and the Board approved the 2019 Share Incentive Plan (“2019 Plan”) which authorized the compensation committee or such other committee to grant share options to directors, service provider, advisor, employees and consultants of the Group of a number of shares not exceeding 1,105,300. On July 5, 2021, the Board and the Compensation Committee of the Board approved the Amended and Restated 2019 Plan. The maximum number of Class A Ordinary Shares shall be 1,885,300, including (i) up to 780,000 Class A Ordinary Shares issuable under the Amended and Restated 2019 Share Incentive Plan and (ii) up to 1,105,300 Class A Ordinary Shares issuable upon exercise of outstanding options granted under the Amended and Restated 2019 Share Incentive Plan. On April 14, 2022, the Group’s board of directors approved and adopted a 2022 equity incentive plan with an aggregate of 2,800,000 options. These options will be granted to employees and professionals during 2022 and 2023 and vest in four years. As of December 31, 2021, there was 375,686 options still available to be issued under the Restated 2019 Share Incentive Plan.

For the year ended December 31, 2020, the Board approved to issue share options to its eligible employees, directors, officers and consultants of the Group of 650,000 under 2019 Plan with exercise price ranging from $3.78 per share to $12 per share and contractual life of 10 years. These options vest over 0-4 years term based on the related option agreements.

For the year ended December 31, 2021, the Board approved to issue share options to its eligible employees, directors, officers and consultants of the Group of 889,614 under 2019 Plan with exercise price ranging from $0 per share to $7.56 per share and contractual life of 10 years. All these options were vested over 0-4 years term based on the related option agreements.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

13.    SHARE BASED COMPENSATION (CONTINUED)

Employees

The options granted to employees are measured based on the grant date fair value of the equity instrument. They are accounted for as equity awards and contain only service vesting conditions. The following table summarized the Group’s employee share option activities:

				Weighted
			Weighted	Average
		Weighted	Average	Remaining	Aggregate
	Number of	Average	Grant date	Contractual	Intrinsic
	Options	Exercise Price	Fair Value	Term	Value
		US$ per	US$ per
		option	option	Years	US$
Share options outstanding at January 1, 2019	631,500	0.0002	6.43	7.22	6,090
Granted	327,000	0.0004	9.80	—	—
Forfeited	(42,000)	Nil	9.68	—	—
Share options outstanding at December 31, 2019	916,500	0.0003	7.48	7.26	8,985
Granted	379,000	9.07	3.10	—	—
Exercised	(213,700)	—	8.13	—	—
Forfeited	(30,000)	0.0001	3.04	—	—
Share options outstanding at December 31, 2020	1,051,800	3.27	5.87	7.37	3,616
Granted	552,814	2.49	3.47	—	—
Exercised	(544,014)	—	—	—	—
Share options outstanding at December 31, 2021	1,060,600	3.65	4.91	7.07	637
Vested and exercisable at December 31, 2021	650,750	2.91	5.12	6.11	531

The aggregate intrinsic value in the table above represents the difference between the exercise price of the awards and the fair value of the underlying Ordinary Shares at each reporting date, for those awards that had exercise price below the estimated fair value of the relevant Ordinary Shares.

For the years ended December 31, 2019, 2020 and 2021, the total fair value of the equity awards vested were RMB 12,376 and RMB 11,725 and RMB 17,912 (US$2,811) respectively. As of December 31, 2021, there was RMB6,091 (USD$943) in total unrecognized employee share-based compensation expense related to unvested options, that may be adjusted for actual forfeitures occurring in the future. Total unrecognized compensation cost may be recognized over a weighted-average period of 1.25 years.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

13.    SHARE BASED COMPENSATION (CONTINUED)

Nonemployees

The options granted to nonemployees are accounted for as equity awards with service and/or performance vesting conditions. The following table summarized the Group’s nonemployee share option activity:

				Weighted
		Weighted	Weighted	Average
		Average	Average	Remaining	Aggregate
	Number of	Exercise	Grant date	Contractual	Intrinsic
	Options	Price	Fair Value	Term	Value
		US$ per	US$ per
		option	option	Years	US$

Share options outstanding at January 1, 2019	93,700	0.0004	7.53	8.11	904
Granted	153,300	0.0003	9.80
Share options outstanding at December 31, 2019	247,000	0.0003	8.94	8.40	2,422
Granted	271,000	8.44	3.07	—	—
Forfeited	—	—	—	—	—
Exercised	(70,700)	1.60	6.66	—	—
Share options outstanding at December 31, 2020	447,300	4.86	5.85	8.55	1,166
Granted	336,800	0.94	3.83	—	—
Exercised	(412,400)	—	—	—	—
Share options outstanding at December 31, 2021	371,700	5.92	4.77	7.88	148
Vested and exercisable at December 31, 2021	335,200	5.98	4.91	7.78	136

The aggregate intrinsic value in the table above represents the difference between the exercise price of the awards and the fair value of the underlying Ordinary Shares at each reporting date, for those awards that had exercise price below the estimated fair value of the relevant Ordinary Shares.

The total fair value of the equity awards vested during the years ended December 31, 2019, 2020 and 2021 were RMB 9,284, RMB 6,037 and RMB 10,561 (US$1,657) respectively. As of December 31, 2021, there was RMB 140 (US$22) of total unrecognized nonemployee share-based compensation expenses, related to unvested share-based awards. Total unrecognized compensation cost may be recognized over a weighted-average period of 0.49 years.

Fair value of options

Prior to January 1, 2021, the Group used binominal models for the stock option valuation. Starting from January 1, 2021, the Group used Black-Scholes simplified method instead of binominal model for valuation of new options issued for the year ended December 31, 2021. The assumptions used to value the share options granted to employees and nonemployee were as follows:

For the year ended December 31,
	2019	2020	2021
Risk-free interest rate	1.55%-2.50%	0.55%-0.93%	0.36%-1.05%
Expected volatility range	60.37%-64.48%	49%-65%	85.6%-87.5%
Fair market value per ordinary share as at grant dates	US$9.61-9.80	US$1.74-$4.83	US$1.57-US$5.63

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

13.    SHARE BASED COMPENSATION (CONTINUED)

Fair value of options (continued)

The estimated fair value of the Group’s options at their respective grant dates was determined with the assistance of an independent third-party valuation firm for the years ended December 31, 2019 and 2020. The risk-free interest rate for periods within the contractual life of the options is based on the U.S. Treasury yield curve in effect at the time of grant for a term consistent with the contractual term of the awards. Expected volatility is estimated based on the historical volatility ordinary shares of several comparable companies in the same industry. The expected exercise multiple is based on management’s estimation, which the Group believes is representative of the future.

On September 27, 2021, the Board of directors approved to award Dr. Chris Chang Yu 252,925 ordinary shares (fair market value US$3.49 per share) for his contribution to the Group. Total share-based compensation associated with the award amounted to RMB 5,694 (US$894).

The following table sets forth the amount of share-based compensation expense included in each of the relevant financial statement line items:

	For the years ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Cost of revenues	327	327	305	48
Selling and marketing expenses	5,393	1,113	3,523	553
Research and development expenses	2,534	3,534	7,366	1,156
General and administrative expenses	24,601	12,788	22,973	3,605
Total share-based compensation expenses	32,855	17,762	34,167	5,362

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

PRC

The Group’s subsidiaries in the PRC are subject to the statutory rate of 25%, in accordance with the Enterprise Income Tax law (the “EIT Law”), which was effective since January 1, 2008. Changhe Bio-Medical Technology (Yangzhou) Co., Ltd., Changwei System Technology (Shanghai) Co., Ltd., Anpac Bio-Medical Technology (Shanghai) Co., Ltd. and Shiji (Hainan) Medical Technology Ltd. are entitled to a preferential income tax rate of 20%, as they qualify as small and micro-sized enterprises. Under the PRC Income Tax Laws, an enterprise which qualifies as a High and New Technology Enterprise (“the HNTE”) is entitled to a preferential tax rate of 15% provided it continues to meet HNTE qualification standards on an annual basis. Changwei System Technology (Shanghai) Co., Ltd. qualifies as an HNTE and is entitled for a preferential tax rate of 15% from 2021 to 2023.

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

United States

AnPac US is subject to the U.S. federal corporate income tax at a rate of 21% for the years ended December 31, 2019, 2020 and 2021, respectively. AnPac US is also subject to state income tax in California for the years ended December 31, 2019, 2020 and 2021.

The Group’s loss before income taxes consisted of:

	For the year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Non-PRC	(56,658)	(51,328)	(87,641)	(13,754)
PRC	(45,181)	(29,325)	(33,626)	(5,277)

Total	(101,839)	(80,653)	(121,267)	(19,031)

The current and deferred components of income tax benefit appearing in the consolidated statements of comprehensive income are as follows:

	For the years ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Current tax benefit	130	—	—	—
Deferred tax benefit	88	88	1,180	185

Total	218	88	1,180	185

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

14.    INCOME TAXES (CONTINUED)

United States (continued)

The reconciliation of tax computed by applying the statutory income tax rate of 25% for the year ended December 31, 2019, 2020 and 2021 applicable to the PRC operations to income tax benefit were as follows:

	For the years ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Loss before income taxes	(101,839)	(80,653)	(121,267)	(19,031)
Income tax benefit computed at the statutory income tax rate at 25%	25,460	20,163	30,317	4,757
Non-deductible expenses	(5,141)	2,475	(538)	(84)
International rate differences	(11,367)	(9,606)	(18,708)	(2,936)
Preferential tax rate differences	(710)	(552)	(1,099)	(172)
Effect of change in tax rate	789	—	(1,967)	(309)
Change in valuation allowance	(8,813)	(12,392)	(6,825)	(1,071)
Income tax benefit	218	88	1,180	185

Deferred Taxes

The significant components of deferred taxes were as follows:

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
Deferred tax assets:
Net loss carryforward	34,417	40,986	6,432
Accrued expenses	1,359	1,460	229
Provision for doubtful accounts	857	1,012	159
Valuation allowance	(36,633)	(43,458)	(6,820)
Total deferred tax assets.	—	—	—
Deferred tax liabilities:
Long-lived assets arising from acquisitions	(1,045)	(2,158)	(339)
Total deferred tax liabilities.	(1,045)	(2,158)	(339)

The Group operates through several subsidiaries. Valuation allowance is considered for each of the entities.

Realization of the net deferred tax assets is dependent on factors including future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing deductible temporary differences and tax loss carry forwards. The Group evaluates the potential realization of deferred tax assets on an entity-by-entity basis. As of December 31, 2021 and 2020, the Company and all of its subsidiaries were in cumulative loss position, valuation allowances were provided against deferred tax assets in entities where it was determined it was more likely than not that the benefits of the deferred tax assets will not be realized.

As of December 31, 2021, the Group had net operating losses carryforward of RMB164,308 (US$ 25,783) derived from entities in the PRC and the U.S., of which can be carried forward per tax regulation to offset future taxable income. The PRC net operating losses of RMB121,535 (US$ 19,071) will expire from 2022 to 2026 if not utilized. The U.S. net operating losses of RMB42,773 (US$ 6,712) can be utilized indefinitely.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

15.    RELATED PARTY TRANSACTIONS AND BALANCES

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. The related parties that had transactions or balances with the Group in 2019, 2020 and 2021 consisted of:

Related Party	Nature of the party	Relationship with the Group
Dr. Chris Chang Yu	Individual	Co-Founder and Chairman with majority voting control*
Ms. Lin Yu	Individual	Director of the Group*
Anpai (Shanghai) Healthcare Management and Consulting Co., Ltd. (“Anpai”)	Health management	Equity investee of the Group
Anpac Beijing	Health management	Equity investee of the Group
Jiaxing Zhijun Sihang Investment Partnership Enterprises (limited partnership) (“Jiaxing Zhijun”)	Private equity investment	Shareholder
Jiaxing Zhijun Investment Management Co., Ltd. (“Zhijun”)	Investment management	General partner of the shareholder
CRS	Investor	Controlled by Dr. Chris Chang Yu
Jiangsu Anpac	Health management	Equity investee of the Group
Shanghai Yulin Information Technology Co., Ltd. (“Shanghai Yulin”)	Information technology	Controlled by Ms. Lin Yu
Weidong Dai	Individual	Director of the Group
Xuedong Du	Individual	Director of the Group
Rouou Ying	Individual	Supervisor of AnPac Lishui
Xing Pu	Individual	Director of AnPac Lishui
Shanghai Muqing Industrial Co., Ltd. (“Shanghai Muqing Industrial”)	Investor	Equity investee of AnPac Muqing
Shanghai Muqing Jiahe Healthcare Management Co., Ltd. (Shanghai Muqing Jiahe)	Health management	Controlled by Shanghai Muqing industrial
Advanced Life	Investor	The Group owns 40% equity interest
Annadi Life Therapeutics Co., Ltd (“Annadi”)	Health management	Controlled by Advance

*    Dr. Chris Chang Yu resigned from his position as the Chief Executive Officer (“CEO”) of the Company and Chairman of the Board subsequently on April 6, 2022 and appointed as Co-Chairman and Co-CEO in May 2022. Ms. Lin Yu resigned from her position as director of the Board on July 19, 2021.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

15.    RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

(a)	Related party balances

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
Due from related parties:
Anpai	215	—	—
Shanghai Yulin	13	10	2
Shanghai Muqing Jiahe	9	9	1
Anpac Beijing	200	200	31
Xuedong Du	832	116	18
Xing Pu	8	—	—
	1,277	335	52
Allowance	–	(135)	(21)
Due from related parties, net	1,277	200	31

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
Due to related parties:
CRS	2,802	—	—
Zhijun	55	55	9
Jiaxing Zhijun	877	856	134
Jiangsu Anpac	302	3	—
Weidong Dai	22	10	2
Rouou Ying	4	—	—
Shanghai Muqing Industrial	68	131	21
Advanced Life	—	491	77
Annadi	—	925	145
	4,130	2,471	388

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

15.    RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

(b)	Related party transactions

During the year ended December 31, 2019, 2020 and 2021, related party transactions consisted of the following:

	For the years ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Revenue rendered to Anpac Beijing	3	1	—	—
Revenue rendered to Jiangsu Anpac	64	39	121	19
Revenue rendered to Anpai	616	96	—	—
Revenue serviced to Annadi	—	—	1,284	201
Consulting service received from Anpac Beijing	2,199	898	2,190	344
Consulting service received from Jiangsu Anpac	—	8	—	—
Consulting service received from Anpai	—	—	129	20
Rent from Shanghai Muqing industrial	—	443	411	64
Purchase ordinary shares with the advance from Jiaxing Zhijun	25,000	—	—	—
Repayment to Jiaxing Zhijun	—	(17,261)	—	—
Interest expense to Jiaxing Zhijun	1,579	1,664	1,935	304
Loan from CRS	1,202	1,498	—	—
Repayment of loan to CRS	(1,262)	(2,071)	(2,803)	(440)
Issuance shares for stock option exercised by Dr. Chris Chang Yu (See Note 12)	—	—	6,125	961
Issuance shares for settlement off related party loan from Dr. Chris Chang Yu (See Note 12)	—	—	6,891	1,081
Share based compensation to Dr. Chris Chang Yu and bonus	—	—	6,430	1,009
Loan to Shanghai Yulin	(2,885)	—	—	—
Repayment of loan from Shanghai Yulin	2,872	—	—	—
Repayment to Jiangsu Anpac	(150)	—	(300)	(47)

(c)	Guarantor

The Group’s short-term borrowings of RMB 5,900 borrowing are guaranteed by Dr. Chris Chang Yu.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

16.     RESTRICTED NET ASSETS

In accordance with the PRC Regulations on Enterprises with Foreign Investment, an enterprise established in the PRC with foreign investment is required to make appropriations to certain statutory reserves, namely a general reserve fund, an enterprise expansion fund, a staff welfare fund and a bonus fund, all of which are appropriated from net profit as reported in its PRC statutory accounts. A foreign invested enterprise is required to allocate at least 10% of its annual after-tax profits to a general reserve fund until such fund has reached 50% of its respective registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus funds are at the discretion of the board of directors for the foreign invested enterprises. For other subsidiaries incorporated in the PRC, the general reserve fund was appropriated based on 10% of net profits as reported in each subsidiary’s PRC statutory accounts. General reserve and statutory surplus funds are restricted to set-off against losses, expansion of production and operation and increasing registered capital of the respective company. Staff welfare and bonus fund and statutory public welfare funds are restricted to capital expenditures for the collective welfare of employees. The reserves are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor are they allowed for distribution except under liquidation. As of December 31, 2020 and 2021, the PRC subsidiaries did not have after-tax profit and therefore no statutory reserves were allocated.

In addition, under PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer their net assets to the Company in the form of dividend payments, loans or advances. As of December 31, 2020 and 2021, restricted net assets of the Company’s PRC subsidiaries were RMB166,729 and RMB181,934 (US$ 28,549), respectively.

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

17.     COMMITMENTS AND CONTINGENCIES

(a)	Operating lease commitments

The Group has entered into lease agreements for its business operations. Such leases are classified as operating leases.

Future minimum lease payments under non-cancellable operating lease agreements at December 31, 2021 were as follows:

Twelve months ending December 31,	Minimum lease payment
	RMB	US$
2022	2,328	365
2023	1,111	174
2024	1,019	160
2025	1,041	163
2026	1,062	167
2027 and thereafter	3,789	595
Total	10,350	1,624

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

17.     COMMITMENTS AND CONTINGENCIES (CONTINUED)

(b)	Litigation

In the ordinary course of the business, the Group is subject to periodic legal or administrative proceedings. The Group accrues the liability when the loss is probable and reasonably estimable. As of December 31, 2020, the Group is not a party to any legal or administrative proceedings which will have a material adverse effect on the Group’s business, financial position, results of operations and cash flows. On October 14, 2020, Cao Wang (a former employee) filed a lawsuit against Dr. Chis Chang Yu and the Company for a debt dispute of approximately RMB890. This case is still under investigation by the court as of the date of this filing. As of December 31, 2021, the Group has recorded a liability of RMB 890 (US$140) based on the best estimate of the management and the Company’s legal counsel as of December 31, 2021, which was included in accrued expenses and other current liabilities.

18.     SUBSEQUENT EVENTS

The Group has received a Staff determination letter (the “Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) dated March 24, 2022, notifying the Group of the Staff’s determination to delist the Company’s securities from The Nasdaq Global Market due to its failure to regain compliance with the minimum $50,000 Market Value of Listed Securities required for continued listing as set forth in Listing Rule 5450(b)(2)(A) (the “ MVLS”), following the 180 calendar day compliance period. The Letter also indicates that the Group has not met the minimum standard requirements of $10,000 in stockholders’ equity, $50,000 in total assets and $50,000 in total revenue. Pursuant to the Letter, unless the Group requests an appeal of the Letter, trading of the Company’s American Depositary Shares will be suspended at the opening of business on April 4, 2022, and Form 25-NSE will be filed with the Securities and Exchange Commission (the “SEC”), which will remove the Group’s securities from listing and registration on the Nasdaq Stock Market. On May 4, 2022, the Nasdaq Hearings Panel has granted the request of the Group to transfer its shares from the Nasdaq Global Market to Nasdaq Capital Market, effective at the open of trading on May 6, 2022.

The Group issued an aggregate of 4,842,197 shares for the Registered Convertible Debentures in principal balance of RMB17,891 (US$2,807) by March 16, 2022 at the conversion prices ranging from US$0.34 to US$1.0 per share.

The Group issued an aggregate of 3,232,397 shares for the fully settlement of Ascent Convertible Debentures in principal balance of RMB4,480 (US$703) by April 26, 2022 at the conversion prices ranging from US$0.16 to US$0.33 per share.

On March 29, 2022, the Group signed an investment agreement with Shanghai Stonedrop Investment Management Center (Limited Partnership) (“Stonedrop”), a previous investor of the Group. Stonedrop agreed to invest RMB2,000 (approximately $314) to the Group in exchange for 872,829 shares. The Group received RMB 1,000 (US$157) as the date of this report.

On April 2, 2022, the Group entered into an Investment Agreement with Stonedrop. Under the terms of the agreement, Stonedrop is expected to invest an aggregate of $15,000 in the Group during the following 30 months. The Group shall issue 7,250,000 shares in exchange for the first tranche of $3,000. The purchase price for the rest of investments shall be 90% of the closing share price at the date that the Group closes the related tranche of investments or negotiable. As the date of the report, the Group has not received any funds from this agreement.

On April 4, 2022, the Group signed an investment agreement with an unrelated investor - Hunan Weitou Scientific Technology Co., Ltd. (“Weitou”). Weitou is expected to invest an aggregate of $15,000 during the following 30 months. The Group shall issue 7,250,000 shares in exchange for the first tranche of $3,000. The purchase price for the rest of investments shall be 90% of the closing share price at the date that the Group closes the related tranche of investments or negotiable. As the date of the report, the Group has not received any funds from this agreement.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

18.     SUBSEQUENT EVENTS (CONTINUED)

On April 6, 2022, Dr. Chris Chang Yu resigned from his position as the Chief Executive Officer (“CEO”) of the Group and Chairman of the Board, the Chairperson of the Nominating/Corporate Governance Committee, and a member of the Compensation Committee. Effective April 6, 2022, the Board of Directors (the “Board”) of the Group appointed Dr. Aidong Chen as new CEO and Chairman of the Board.

On April 7, 2022, the Group signed an investment agreement with Dr. Chris Chang Yu, who agreed to invest a total of $10,000 in the Group in three installments: $3,000 on September 15, 2022, $3,000 on August 15, 2023 and $4,000 on December 15, 2023. The purchase prices shall be 90% of the average closing share price of the first five trading days in (a) September 2022 for the first investment installment, (b) August 2023 and (c) December 2023. As the date of the report, the Group has not received any funds from this agreement.

On April 14, 2022, the Group’s board of directors approved and adopted a 2022 equity incentive plan with an aggregate of 2,800,000 options. These options will be granted to employees and professionals during 2022 and 2023 and vest in four years.

On May 10, 2022, the Group signed a share purchase agreement with Mr. Trung Tri Doan, who agreed to invest $1,400 in the Group in exchange for 4,912,281 shares. In connection with this share purchase agreement, Dr. Chris Chang Yu was appointed as Co-Chairman and Co-CEO. As the date of the report, the Group has not received any fund from this investment.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

19.     PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed balance sheets

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	68	3,152	495
Advances to suppliers	4,467	3,621	568
Amounts due from affiliates and subsidiaries	58,341	80,640	12,654
Other current assets	1,187	110	17
Total current assets	64,063	87,523	13,734
Non-current assets:
Investments in subsidiaries	(49,424)	(59,917)	(9,402)
Other assets	—	—	—
TOTAL ASSETS	14,639	27,606	4,332

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Short-term debts	2,232	27,859	4,373
Amounts due to related parties	4,206	1,347	211
Accrued expenses and other current liabilities	5,253	2,899	454
Total liabilities	11,691	32,105	5,038

Shareholders’ (deficit) equity:
Class A Ordinary shares (US$0.01 par value per share; 70,000,000 shares authorized, 9,192,660 and 16,604,402 shares issued and outstanding as of December 31, 2020 and 2021, respectively)	618	1,096	172
Class B Ordinary shares (US$0.01 par value per share; 30,000,000 authorized, 2,863,100 and 2,773,100 shares issued and outstanding as of December 31, 2020 and 2021)	191	185	29
Additional paid-in capital	354,295	465,334	73,021
Accumulated deficit	(356,951)	(475,646)	(74,639)
Accumulated other comprehensive income	4,795	4,532	711
Total shareholders’ (deficit) equity	2,948	(4,499)	(706)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	14,639	27,606	4,332

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

19.     PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (Continued)

Condensed statements of comprehensive loss

	For the years ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Operating loss:
Selling and marketing expenses	(5,393)	(3,922)	(6,380)	(1,001)
Research and development expenses	(2,534)	(4,800)	(8,893)	(1,396)
General and administrative expenses	(31,884)	(33,499)	(48,328)	(7,584)

Loss from operations	(39,811)	(42,221)	(63,601)	(9,981)
Interest expense	(1,576)	(393)	(3,737)	(586)
Other (expense) income, net	23	(692)	214	34
Change in fair value of convertible debt	(5,296)	6,630	(9,073)	(1,424)
Share of losses of subsidiaries	(54,400)	(43,799)	(42,498)	(6,671)

Loss before income taxes and net loss	(101,060)	(80,475)	(118,695)	(18,628)

Other comprehensive income, net of tax
— Fair value change relating to Company’s own credit risk on convertible loan	(955)	(108)	—	—
— Foreign currency translation adjustment	2,978	2,793	(263)	(41)
Total comprehensive loss	(99,037)	(77,790)	(118,958)	(18,669)

Condensed statements of cash flows

	As of December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Net cash used in operating activities	(11,922)	(65,043)	(33,402)	(5,243)
Net cash used in investing activities	(31,415)	(79,461)	(31,315)	(4,914)
Net cash provided by financing activities	39,648	144,408	68,001	10,670
Effect of exchange rate changes on cash and cash equivalents	30	120	(200)	(29)
Net increase (decrease) in cash and cash equivalents	(3,659)	24	3,084	484
Cash and cash equivalents at beginning of year	3,703	44	68	11
Cash and cash equivalents at end of year	44	68	3,152	495