Form 20-F
period 2022-12-31
Fresh2 Group Ltd
filed 2023-05-16
CIK 1786511

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                   to

Commission file number: 001-39137

Fresh2 Group Limited

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

British Virgin Islands

(Jurisdiction of incorporation or organization)

650 5TH AVE STE 2416

NEW YORK, NY 10019-6108

United States

(Address of principal executive offices)

Xiaoyu Li, Co-Chief Financial Officer and Director

Tel: +1-917 3976890

fayeli@fresh2.co

650 5TH AVE STE 2416

NEW YORK, NY 10019-6108

United States

(Name, Telephone, E-mail and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
American depositary shares (each representing 20 Class A ordinary shares, par value US$0.01 per share)	ANPC	Nasdaq Capital Market
Class A ordinary share, par value US$0.01 per share *

*	Not for trading, but only in connection with the listing on the NASDAQ Capital Market of the American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s class the period covered by the annual report:

As of December 31, 2022, there were 83,109,689 ordinary shares in issue1, being the sum of (i) 79,536,589 Class A ordinary shares, par value US$0.01 per share (including 1,322,853 shares reserved for issuance upon potential conversion of convertible bonds and convertible debentures), and (ii) 3,573,100 Class B ordinary shares, par value US$0.01 per share.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

☐ Yes ☒ No

This Annual Report on Form 20-F is incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-256630) filed with SEC on May 28, 2021, Form S-8 (File No. 333-238679) filed with SEC on May 26, 2020, Form S-8 (File No. 333-259748) filed with SEC on September 23, 2021, and Form S-8 (File No. 333-265413) filed with SEC on June 3, 2022.

i

INTRODUCTION

We began our operations by incorporating AnPac Bio-Medical Science Co., Ltd., or AnPac Bio, in January 2010 as a British Virgin Islands, or BVI, business company limited by shares under the BVI Business Companies Act. On May 9, 2023, we changed our name to Fresh2 Group Limited to reflect our entry into the Asian e-commerce food business in the U.S.

The chart below summarizes our corporate structure and identifies our principal subsidiaries as of the date of this report. operating subsidiaries in the People’s Republic of China (the “PRC” or “China”) and the United States. Our corporate structure contains no variable interest entities. We are not a Chinese operating company and our structure involves unique risks to investors. As used herein the terms “we,” “us,” “our,” “Fresh2” and the” Company” means Fresh2 Group Limited. a BVI business company and its subsidiaries.

Fresh2 Group Limited
(BVI)
100%
Changwei
(PRC)
100%
AnPac Lishui
(PRC)
100%
AnPac Yangzhou
(PRC)
100%
AnPac US
(Delaware)
100%
ANPAC Merger Sub
(Delaware)
100%
Fresh2 Group Inc.
(Delaware)
44%
56%
AnPac
Shanghai
(PRC)
100%
Shiji
Hainan
(PRC)
100%
Lishui
Laboratory
(PRC)
60%
AnPai
Shanghai
(PRC)
51%
Muqing
Shanghai
(PRC)
100%
100%
Fresh2 HF
(Delaware)
100%
Fresh2
Logistics
(New York)
100%
Fresh2
Technology
(Delaware)
100%
Foodbase
Group Inc.
(Delaware)
100%
100%
GISN(HK) Limited
(Hong Kong)
100%
Fresh2 Ecommerce
(Delaware)
100%
Fresh2 EZ Inc.
(Delaware)
100%
Huayousheng
(PRC)
100%
Fresh2 Information
(Delaware)
100%
GISN
(PRC)

Fresh2 Group Limited is the public company in which investors hold our American Depositary Shares (‘ADSs”) and as a holding company does not conduct any of our operations. All of our subsidiaries are wholly-owned. A listing identifying the place of incorporation, type of legal entity, principal activity and the ownership interest in our Company and each of its subsidiaries follows:

Entity Name	Place of Incorporation	Type of legal entity	Ownership Percentage	Shareholder(s)	Principal activities
Fresh2 Group Limited	BVI	Public company	100%	Public company	Holding Company
Fresh2 Group Inc	Delaware	Corporation	100%	Fresh2 Group Limited	Holding Company
Fresh2 HF Inc	Delaware	Corporation	100%	Fresh2 Group Inc	Holding Company
Fresh2 Logistics Inc	New York	Corporation	100%	Fresh2 Group Inc	Distribution of products
Fresh2 Technology Inc	Delaware	Corporation	100%	Fresh2 Group Inc	Operating company
Foodbase Group Inc	Delaware	Corporation	100%	Fresh2 Group Inc	Holding Company
ANPC Merger Sub Inc.	Delaware	Corporation	100%	Fresh2 Group Limited	No activity yet
GISN(HK) Limited	Hong Kong	Limited liability company	100%	Fresh2 Technology Inc	Holding Company
Hua You Sheng Future (Beijing) Technology Co., LTD	PRC	Limited liability company	100%	GISN(HK) Limited	Technology development
GuanShi Technology ( Beijing) Co. , Ltd	PRC	Limited liability company	100%	GISN(HK) Limited	Technology development
Fresh2 Ecommerce Inc	Delaware	Corporation	100%	Fresh2 Technology Inc	Operating company
Fresh2 EZ Inc	Delaware	Corporation	100%	Fresh2 Technology Inc	Owner of core technology platform
Fresh2 Information Inc	Delaware	Corporation	100%	Fresh2 EZ Inc	No activity yet
Anpac Technology USA CO., LTD (“AnPac US”)	Delaware	Corporation	100%	Fresh2 Group Limited	Clinical trials for research on cancer screening and detection tests
AnPac Bio-Medical Technology (Lishui) Co., Ltd. (“AnPac Lishui”)	PRC	Limited liability company	100%	Fresh2 Group Limited	Cancer screening detection tests and device manufacturing
Changhe Bio-Medical Technology (Yangzhou) Co., Ltd.	PRC	Limited liability company	100%	Fresh2 Group Limited	Cancer screening and detection tests
Changwei System Technology (Shanghai) Co., Ltd. (“Changwei”)	PRC	Limited liability company	100%	Fresh2 Group Limited	Research and development
AnPac Bio-Medical Technology (Shanghai) Co., Ltd.	PRC	Limited liability company	100%	AnPac Lishui (56%); Changwei (44%)	Cancer screening and detection tests
Lishui AnPac Medical Laboratory Co., Ltd.	PRC	Limited liability company	100%	AnPac Lishui	Cancer screening and detection tests
Shiji (Hainan) Medical Technology Ltd.	PRC	Limited liability company	100%	AnPac Lishui	Cancer screening and detection tests
Anpai (Shanghai) Healthcare Management and Consulting Co., Ltd.	PRC	Limited liability company	60%	AnPac Lishui	Cancer screening and detection tests
Shanghai Muqing AnPac Health Technology Co., Ltd. (“AnPac Muqing”)	PRC	Limited liability company	51%	AnPac Lishui	Cancer screening and detection tests

Significant Factors Relating to PRC Government Oversight of Our Operating Businesses.

Due to our operations in China, our business, results of operations, financial condition and prospects may be influenced to a significant degree by economic, political, legal and social conditions in the PRC or changes in government relations between China and the United States or other governments. There is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. China’s economy differs from the economies of other countries in many respects, including with respect to the level of development, growth rate, amount of government involvement, control of foreign exchange and allocation of resources. While China’s economy has experienced significant growth over the past four decades, growth has been uneven across different regions and among various economic sectors. The Chinese government has implemented various measures to encourage economic development and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are currently applicable to us. In addition, in the past the Chinese government implemented certain measures, including interest rate increases, to manage the pace of economic growth and prevent the economy from overheating. These measures may cause decreased economic activity in China, which may adversely affect our business and results of operations.

Status under Holding Foreign Companies Accountable Act

In December 2021, the SEC adopted rules (the “Final Rules”) to implement the Holding Foreign Companies Accountable Act (the “HFCAA”). The HFCAA includes requirements for the SEC to identify issuers who file annual reports with audit reports issued by independent registered public accounting firms located in foreign jurisdictions that the Public Company Accounting Oversight Board (“PCAOB”) is unable to inspect or investigate completely because of a position taken by a non-U.S. authority in the accounting firm’s jurisdiction (“Commission-Identified Issuers”). The HFCAA also requires that, to the extent that the PCAOB has been unable to inspect an issuer’s independent registered public accounting firm for three consecutive years since 2021, the SEC shall prohibit the issuer’s securities registered in the United States from being traded on any national securities exchange or over-the-counter markets in the United States. In December 2022, the Accelerating Holding Foreign Companies Accountable Act amended the HFCAA to shorten the three-year period to two years.

Under the Final Rules, the SEC adopted submission and disclosure requirements by amending Form 10-K and other annual reporting forms and established procedures to identify issuers and prohibit the trading of the securities of certain registrants as required by the HFCAA. Specifically, the Final Rules require each Commission-Identified Issuer to submit documentation to the SEC annually on or before its annual report due date that establishes that it is not owned or controlled by a government entity in its public accounting firm’s foreign jurisdiction and require additional specified disclosures by “foreign issuers” as defined in Rule 3b-4 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The SEC identifies an issuer as a Commission-Identified Issuer after the issuer files its annual report and on a rolling basis, and will impose an initial trading prohibition on an issuer as soon as practicable after it has been conclusively identified as a Commission-Identified Issuer for two consecutive years. To end an initial or subsequent trading prohibition, a Commission-Identified Issuer must certify that it has retained a registered public accounting firm that the PCAOB has determined it is able to inspect or investigate. To make that certification, the Commission-Identified Issuer must file financial statements that include an audit report signed by such a registered public accounting firm.

In August 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission (the “CSRC”) and the Ministry of Finance of the People’s Republic of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. PCAOB staff members conducted on-site inspections and investigations from September to November 2022, and in December 2022, the PCAOB announced that it has secured complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and confirmed that until such time as the PCAOB issues any new determination, there are no Commission-Identified Issuers at risk of having their securities subject to a trading prohibition under the HFCAA.

Given that Marcum Asia CPAs LLP, a New York based independent accounting firm, serves as the principal accountant to audit our consolidated financial statements to be filed with the SEC, we believe we are compliant with the HFCAA, which should preclude a finding by the SEC that we are a Commission-Identified Issuer and therefore the delisting of our ADSs from the Nasdaq Capital Market. For a detailed description of risks related to our doing business in China and status under the HFCAA, see “Item 1A. Risk Factors - Risks Related to Our Doing Business in the PRC”.

Recent Regulatory Developments in China

The PRC government has recently indicated an intent to exert more oversight and control over securities offerings and other capital markets activities that are conducted outside of China and over foreign investment in China-based companies. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China, including enforcement actions against illegal activities in the securities market, enhancing supervision over China-based companies listed outside of China using the variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. For example, in July 2021, the relevant PRC government authorities made public the Opinions on Intensifying Crack-Down on Illegal Securities Activities (the “Securities Opinions”) which emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. In November 2021, the Cyberspace Administration of China (the “CAC”) released the draft Administrative Regulations on Cyber Data Security for public comments, which requires, among others, that a prior cybersecurity review should be required for listing abroad of data processors which process over one million users’ personal information, and the listing of data processors in Hong Kong which affects or may affect national security. On February 17, 2023, the CSRC released the Overseas Listing Trial Measures, and five relevant guidelines, which became effective on March 31, 2023, requiring the Chinese domestic companies’ overseas offerings and listings of equity securities be filed with the CSRC.

v

The Chinese government may further promulgate relevant laws, rules and regulations that may impose additional and significant obligations and liabilities on overseas listed PRC companies regarding data security, cross-border data flow, anti-monopoly and unfair competition, and compliance with China’s securities laws. It is uncertain whether or how these new laws, rules and regulations and the interpretation and implementation thereof may affect us, but among other things, our ability to obtain external financing through the issuance of equity securities in the United States, Hong Kong or other markets could be negatively affected, and as a result, the trading prices of our Common Stock could significantly decline or become worthless. For a detailed description of risks related to our doing business in China, please see the section of this Annual Report titled “Item 1A. Risk Factors—Risks Related to Our Doing Business in the PRC.”

Recently, the PRC government initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement. For more details, see “Item 1A. Risk Factors—Risks Related to Doing Business in China— Uncertainties with respect to the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us or result in a material adverse change to our subsidiaries’ business operations, and damage our and our subsidiaries’ reputation, which would materially and adversely affect our financial condition and results of operations and cause our Common Stock to significantly decline in value or become worthless.”

In light of such developments, the SEC has imposed enhanced disclosure requirements on China-based companies seeking to register securities with the SEC. Any future PRC, U.S. or other rules and regulations that place restrictions on capital raising or other activities by companies with extensive operations in China could adversely affect our business and results of operations. Any such action, once taken by the Chinese government, could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors, and could cause the value of our Common Stock to significantly decline or become worthless. If the business environment in China deteriorates from the perspective of domestic or international investment, or if relations between China and the United States or other governments deteriorate, our business in China and United States may also be adversely affected. For more details, see “Item 1A. Risk Factors—Risks Related to Doing Business in China— Uncertainties with respect to the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us or result in a material adverse change to our subsidiaries’ business operations, and damage our and our subsidiaries’ reputation, which would materially and adversely affect our financial condition and results of operations and cause our ADSs to significantly decline in value or become worthless.”

Except where the context otherwise requires:

●	“ADME test” refers to our immunology test named AnPac Defense Medical Examination;

●	“ADRs” refers to the American depositary receipts that evidence our ADSs;

●	“ADSs” refers to our American depositary shares, each of which represents one Class A ordinary share;

●	“CDA test” refers to our cancer screening and detection test using the CDA technology;

●	“CDA-based tests” refers to either or both of our CDA tests and combination tests;

●	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Hong Kong, Macau and Taiwan;

●	“Class A ordinary shares” refers to our Class A ordinary shares of par value US$0.01 per share;

●	“Class B ordinary shares” refers to our Class B ordinary shares of par value US$0.01 per share;

●	“combination test” refers to a test that combines our CDA test with an auxiliary test based on another cancer screening and detection technology, such as biomarker-based test (which have historically been our primary combination test) and the ct-DNA test (which we refer to as the APCS (AnPac Pan Cancer Screening) test), using our proprietary algorithm;

●	“detection” of cancers by our CDA-based device or tests refers to the detection of the risk of whether cancer may occur or has occurred, not to cancer diagnosis, and “detect” has the corresponding meaning;

●	“RMB” or “Renminbi” refers to the legal currency of China;

●	“shares” or “ordinary shares” refers to our ordinary shares, including Class A and Class B ordinary shares, par value US$0.01 per share;

●	“US$,” “U.S. dollars,” “$” or “dollars” refers to the legal currency of the United States; and

●	“we,” “us,” “our company,” “our” or “Fresh 2 Group” refers to Fresh2 Group Limited and its subsidiaries;

Our reporting currency is the Renminbi. Certain of our financial data in this annual report on Form 20-F are translated into U.S. dollars solely for the reader’s convenience. Unless otherwise noted, all convenience translations from Renminbi to U.S. dollars in this annual report on Form 20-F were made at a rate of RMB 6.8972 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System on December 31, 2022. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, at the rate stated above, or at all. The PRC government restricts or prohibits the conversion of Renminbi into foreign currency and foreign currency into Renminbi for certain types of transactions.

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

You can identify some of these forward-looking statements by words or phrases such as “believes,” “estimates,” “anticipates,” “expects,” “plans,” “projects,” “intends,” “potential,” “target,” “aim,” “predict,” “outlook,” “seek,” “goal” “objective,” “assume,” “contemplate,” “continue,” “positioned,” “forecast,” “likely,” “may,” “could,” “might,” “will,” “should,” “approximately” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

●	the implementation of our new business model and growth strategies;

●	our future business development, financial condition and results of operations and our ability to obtain financing cost-effectively;

●	potential changes of government regulations;

●	trends and competition in the cancer screening and detection market;

●	our expectations regarding demand for and market acceptance of our cancer screening and detection tests and our ability to expand our customer base;

●	the duration of COVID-19 and its impact on our business and financial performance;

●	our ability to obtain and maintain intellectual property protections for our CDA technology and our continued research and development to keep pace with technology developments;

●	our ability to obtain and maintain regulatory approvals from the PRC National Medical Products Administration (the “NMPA”), U.S. Food and Drug Administration (the “FDA”) and the relevant U.S. states and to have our laboratories certified or accredited by authorities including under CLIA;

●	general economic and business conditions in China and elsewhere;

●	our ability to hire and maintain key personnel; and

●	our relationship with our major business partners and customers.

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

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Related to Our Business

Risks Related to Our CDA E-Commerce Food Businesses

There are doubts about our company’s ability to continue as a going concern.

Our company’s independent auditors have raised doubts about our ability to continue as a going concern. There can be no assurance that sufficient funds that will be required during the next year or thereafter will be generated from operations or that funds will be available from external sources, such as securities, debt or equity financing or other potential sources. We intend to overcome the circumstances that impact our ability to remain a going concern through a combination of new sources of revenues, with interim cash flow deficiencies being addressed through additional financing. We anticipate raising additional funds through public or private financing, securities financing and/or strategic relationships or other arrangements in the near future to support our business operations; however, we may not have commitments from third parties for a sufficient amount of additional capital. We cannot be certain that any such financing will be available to us on acceptable terms, or at all, and our failure to raise capital when needed could limit our ability to continue our operations. Our ability to obtain additional funding will determine if we can continue as a going concern. Failure to secure additional financing in a timely manner and on favorable terms would have a material adverse effect on our financial performance, results of operations and share price and require us to curtail or cease operations, sell off assets, seek protection from creditors through bankruptcy proceedings, or otherwise. Furthermore, additional equity financing may be dilutive to the holders of our shares, and debt financing, if available, may have onerous terms. including restrictive covenants. Any additional financing could have a negative effect on our shareholders.

We have incurred losses each year since our inception, we expect to continue to incur losses for the foreseeable future, and we may not be able to achieve or maintain profitability.

We have incurred losses each year since our inception. For the years ended December 31, 2020, 2021 and 2022, we incurred net losses of RMB80.6 million, RMB120.1 million and RMB103.6 million (US$15.0 million), respectively. As of December 31, 2022, we had an accumulated deficit of RMB 577.5 million (US$ 83.7 million). To the date of this annual report, we have financed our operations primarily with proceeds from equity and debt offerings, borrowings, and loans from related parties. We have devoted and expect to continue to devote substantially all of our resources to the research, development and commercialization of our CDA technology, device and test. We expect to continue to incur losses for the foreseeable future. We cannot predict the extent of these future losses, or when we may achieve profitability, if at all. If we are unable to generate sufficient revenue from our business and control our costs and expenses to achieve and maintain profitability, the value of your investment in us could be negatively affected.

We require substantial funding for our operations. If we cannot raise sufficient capital on acceptable terms, our business, financial condition and prospects may be materially and adversely affected.

We require substantial capital to expand our business, pursue strategic investments and for other reasons, including to:

●	increase our sales and marketing efforts to drive market adoption of our cancer screening and detection tests and address competitive developments;

●	expand our technologies into other types of cancer screening and detection products, such as our CDA test’s application in assistance in diagnosis, prognosis and recurrence;

●	acquire or invest in technologies or other food service businesses;

●	seek regulatory and marketing approvals for our cancer screening and detection tests and devices;

●	conduct research studies for our CDA test and any additional cancer screening and detection tests;

●	maintain, expand and protect our intellectual property portfolio;

●	hire and retain additional personnel;

●	develop, acquire and improve operational, financial and management information systems, including personnel to support our business activities and help us comply with our obligations as a public company;

●	add equipment and physical infrastructure to support our businesses; and

●	finance general and administrative expenses.

We will be required to obtain further funding through public or private equity offerings, debt financings or other sources. Accordingly, our shareholders’ ownership interest will be diluted, Further financing may not be available to us on acceptable terms, or at all. If we fail to raise capital as and when needed it would have a negative impact on our financial condition and our ability to pursue our business strategy. To the extent that we raise additional capital through the sale of equity or convertible debt, and the terms of such securities may include liquidation or other preferences that adversely affect shareholder rights. Debt financing and equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making acquisitions or capital expenditures.

Our principal sources of liquidity have been cash generated from financing and operating activities. As of December 31, 2022, we had RMB1.9 million (US$0.3 million) of cash and cash equivalents and a working capital deficit of RMB28.6 million (US$4.1 million). For the years ended December 31, 2020, 2021 and 2022, we incurred losses of RMB 80.6 million, RMB120.1 million and RMB103.6 million (US$15.0 million), respectively. For the year ended December 31, 2022, we incurred RMB55.1 million (US$8.0 million) of negative cash flows from operations. The recent resurgence of COVID-19 and lockdown policies in Shanghai, China also has negative impact on our operation. The above-mentioned facts raise substantial doubt about the Group’s ability to continue as a going concern.

In assessing our liquidity, we monitor and analyze our cash on-hand, our ability to generate sufficient revenue sources in the future, and our operating and capital expenditure commitments. With respect to capital funding requirements, we budgeted capital spending based on ongoing assessments of needs to maintain adequate cash. We intend to finance our future working capital requirements and capital expenditures from financing activities until our operating activities generate positive cash flows, if ever. We expect to engage in continuous capital financing through debt or equity issuances to support our working capital requirements.

In December 2022 and January 2023, the Company signed definitive investment agreements with several third-party investors. The investors agreed to purchase 33,171,421 newly issued Class A ordinary shares of the Company at a price of US$0.175 per ordinary share or, for a total purchase price of approximately US$5.8 million (RMB40.0 million). The Company received approximately US$5.1 million (RMB 35.3 million) by April 22, 2023.

In March 2023, the Company signed definitive investment agreements with several shareholders, whereby the investors agreed to purchase an aggregate of 16,666,665 Class A ordinary shares at a price of US$0.30 per ordinary share for a total purchase price of $5,000,000 (RMB34,486,000). The Company has not received any proceeds from these agreements.

On April 6, 2023, the Company completed its sale to institutional investors a total of 12,500,000 Class A ordinary shares, pre-funded warrants exercisable for 2,500,000 Class A ordinary shares, issuable to investors whose purchase of American Depositary Shares and warrants exercisable for 750,000 ADSs. The purchase price of each pre-funded warrant is equal to the price per one ADS, minus $0.0001, and the exercise price of each pre-funded warrant will equal $0.0001 per share. The pre-funded warrants are immediately exercisable and may be exercised at any time until exercised in full. The warrants are immediately exercisable, will expire five (5) years from the original issuance date and have an exercise price of $4.00 per ADS. The Company also issued warrants exercisable for 37,500 ADSs to the sole placement agent with the placement agent, with an exercise price of $4.80 per ADS (the “Placement Agent Warrants”), pursuant to a placement agency agreement (the “Placement Agency Agreement”) dated March 31, 2023. Other than in respect of the exercise price, the Placement Agent Warrants have terms identical to the pre-funded warrants. The Company received of approximately US$3.0 million from this investment.

As of December 31, 2022, we had short-term debt of RMB5.0 million (US$0.7 million). However, our estimate as to how long we expect these financial resources to be sufficient to fund our operations is based on assumptions that may prove to be wrong. Further, changing circumstances, some of which may be beyond our control, could cause us to consume capital significantly faster than we currently anticipate. Going forward, we expect to need additional fundraising if our cash flows generated from operations do not increase substantially. Our present and future funding requirements will depend on many factors, including:

●	the scope, progress, timing, costs and results of the development of our CDA technology and our other products;

●	the costs of expanding our e-commerce business;

●	our rate of progress in, and costs of the sales and marketing activities associated with, encouraging adoption of our cancer screening and detection tests;

●	our rate of progress in, and cost of research and development activities associated with, our CDA test, any additional cancer screening and detection tests and other tests;

●	the impact of competing technological and market developments;

●	costs related to entering the U.S. market;

●	the costs of preparing, filing and prosecuting patent applications, maintaining and protecting our intellectual property rights and defending against intellectual property related claims;

●	the costs, timing and outcome of obtaining regulatory approvals and changes in regulatory policies or laws that may affect our operations; and

●	the costs of operating as a public company.

Material weaknesses in our internal control over financial reporting have been identified, and if we fail to implement and maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

As a result of the initial public offering we have become subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002 and the rules and regulations of the Nasdaq Stock Market. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. Commencing with our year ended December 31, 2021, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting in our Form 20-F filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. In addition, when we cease to be an “emerging growth company” as the term is defined in the Jumpstart Our Business Startups Act, our independent registered public accounting firm may be required to attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. This will require that we incur substantial additional professional fees and internal costs to expand our accounting and finance functions and that we expend significant management efforts. We may experience difficulty in meeting these reporting requirements in a timely manner.

In the course of preparing and auditing our consolidated financial statements for the year ended December 31, 2022, we identified three material weaknesses in our internal control over financial reporting, the material weaknesses identified were (i) lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements; (ii) lack of financial reporting policies and procedures to establish formal risk assessment process and internal control framework; and (iii) deficiencies noted in (a) IT policy; (b) risk and vulnerability assessment. (c) program change and security patch management; (d) backup and recovery management; (e) audit trail and separation of duty management; (f) password management. For details, see “Item 15. Controls and Procedures—Internal Control Over Financial Reporting.” However, we cannot assure you that all these measures will be sufficient to remediate our material weakness in time, or at all.

To remedy our identified material weaknesses, we have started to undertake steps to strengthen our internal control over financial reporting, including: (i) hiring additional qualified accounting and financial reporting personnel with U.S. GAAP and SEC reporting experience, (ii) obtaining advisory services from professional consultants with experience in the requirements of the Sarbanes Oxley Act of 2002 and internal audit guidance on SEC reporting, (iii) expanding the capabilities of our existing accounting and financial reporting personnel through continuous training and education in the accounting and reporting requirements under U.S. GAAP, and SEC rules and regulations, (iv) developing, communicating and implementing an accounting policy manual for our accounting and financial reporting personnel for our recurring transactions and period-end closing processes, and (v) establishing effective monitoring and oversight controls for non-recurring and complex transactions to ensure the accuracy and completeness of our company’s consolidated financial statements and related disclosures. However, these measures have not been fully implemented and we concluded that the material weakness in our internal control over financial reporting has not been remediated as of December 31, 2022. We will continue to implement measures to remediate the material weaknesses.

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

Impairment charges for goodwill, indefinite-lived intangible assets or other long-lived assets could adversely affect our financial condition and results of operation.

We review our amortizable intangible assets for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. We test goodwill and other indefinite-lived intangible assets for impairment at least annually, or more frequently if events or changes in circumstances indicate an asset may be impaired. Relevant factors, events and circumstances that affect the fair value of goodwill and indefinite-lived intangible assets may include external factors such as macroeconomic, industry, and market conditions, as well as cost factors, overall financial performance, other relevant entity-specific events, specific events affecting the reporting unit, or sustained decrease in share price. We may be required to record a significant charge in our consolidated financial statements during the period in which any impairment of our goodwill or intangible assets is determined, which would negatively affect our results of operations.

Impairment analysis requires significant judgment by management and the fair value of goodwill, indefinite-lived intangible assets or other long-lived assets are sensitive to changes in key assumptions used in the projected cash flows, which include forecasted revenues and perpetual growth rates, among others, as well as current market conditions in both the United States and globally, all of which were unfavorably impacted by the COVID-19 pandemic. To the extent that business conditions deteriorate further, or if changes in key assumptions and estimates differ significantly from management’s expectations, it may be necessary to record additional future impairment charges, which could be material. For more information on our goodwill impairment assessment and related impairment charge, see Note 9 - Goodwill and Acquired Intangible Assets in our consolidated financial statements of this Annual Report.

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

Our businesses may be affected by the impacts of unfavorable geopolitical events or other market disruptions on consumer confidence and spending patterns.

Our net sales, profit, cash flows and future growth may be affected by negative local, regional, national or international political or economic trends or developments that reduce consumers’ ability or willingness to spend, including the effects of national and international security concerns such as war, terrorism or the threat thereof. The Russian invasion of Ukraine in February 2022 and the financial and economic sanctions and other measures imposed by the European Union, the United States, and other countries and organizations in response thereto is creating, and may continue to create, market disruption and volatility and instability in the geopolitical environment. The extent to which this conflict escalates to other countries and the resulting impact on the global market remains uncertain. We are monitoring the conflict, but do not, and cannot, know if this situation will result in broader economic and security concerns or in material implications for our business. These events could have a material adverse effect on our customers, our business partners and our third-party suppliers.

We have a limited amount of financial resources and our ability to make additional acquisitions without securing additional financing from outside sources is limited.

In order to continue to pursue our acquisition strategy, we may be required to obtain additional financing. We may obtain such financing through a combination of traditional debt financing and/or the placement of debt and equity securities. We may finance some portion of our future acquisitions by either issuing equity or by using shares of our common stock for all or a portion of the purchase price for such businesses. In the event that our common stock does not attain or maintain a sufficient market value, or potential acquisition candidates are otherwise unwilling to accept our common stock as part of the purchase price for the sale of their businesses, we may be required to use more of our cash resources, if available, in order to maintain our acquisition program. If we do not have sufficient cash resources, we will not be able to complete acquisitions and our growth could be limited unless we are able to obtain additional capital through debt or equity financings. The terms of our credit facility require that we obtain the consent of our lenders prior to securing additional debt financing. There could be circumstances in which our ability to obtain additional debt financing could be constrained if we are unable to secure such consent.

To the extent we make any material acquisitions, our earnings may be adversely affected by non-cash charges relating to the amortization of intangible assets.

Under applicable accounting standards, purchasers are required to allocate the total consideration paid in a business combination to the identified acquired assets and liabilities based on their fair values at the time of acquisition. The excess of the consideration paid to acquire a business over the fair value of the identifiable tangible assets acquired must be allocated among identifiable intangible assets including goodwill. The amount allocated to goodwill is not subject to amortization. However, it is tested at least annually for impairment. The amount allocated to identifiable intangible assets, such as customer relationships and the like, is amortized over the life of these intangible assets. We expect that this will subject us to periodic charges against our earnings to the extent of the amortization incurred for that period. Because our business strategy focuses, in part, on growth through acquisitions, our future earnings may be subject to greater non-cash amortization charges than a company whose earnings are derived solely from organic growth. As a result, we may experience an increase in non-cash charges related to the amortization of intangible assets acquired in our acquisitions. Our financial statements will show that our intangible assets are diminishing in value, even if the acquired businesses are increasing (or not diminishing) in value.

We have granted, and may continue to grant, stock incentive awards, which may result in increased share-based compensation expenses.

As of December 31, 2022, options to purchase 4,986,606 Class A ordinary shares were outstanding, consisting of (i) options to purchase 2,334,906 Class A ordinary shares held by our directors, officers and employees, and (ii) options to purchase 2,651,700 Class A ordinary shares held by non-employees. In March 2023, our broad of directors approved our 2023 Share Incentive Plan (the "2023 Plan"). The maximum number of ordinary shares that may be issued under the 2023 Plan is 13,000,000 Class A ordinary shares to our directors, officers, employees and consultants to incentivize their performance and align their interests with ours. Any future grants will result in more stock-based compensation expense and additional dilution.

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

We rely on technology in our businesses and any cybersecurity incident, other technology disruption or delay in implementing new technology could negatively affect our business and our relationships with customers.

We use technology in our business operations, and our ability to serve customers most effectively depends on the reliability of our technology systems. Our Clients use our software to place orders and we use software and other technology systems, among other things, to process clients’ orders, to make purchases, to manage warehouses and to monitor and manage our business on a day-to-day basis. Further, our business involves the storage and transmission of numerous classes of sensitive and/or confidential information and intellectual property, including customers’ and suppliers’ personal information, private information about employees, and financial and strategic information about us and our business partners.

These technology systems are vulnerable to disruption from circumstances beyond our control, including fire, natural disasters, power outages, systems failures, security breaches, espionage, cyber-attacks, viruses, theft and inadvertent releases of information. Any such disruption to these software and other technology systems, or the technology systems of third parties on which we rely, the failure of these systems to otherwise perform as anticipated, or the theft, destruction, loss, misappropriation, or release of sensitive and/or confidential information or intellectual property, could result in business disruption, negative publicity, brand damage, violation of privacy laws, loss of customers, potential liability and competitive disadvantage, any or all of which could potentially adversely affect our customer service, decrease the volume of our business and/or result in increased costs and lower profits.

A significant breach of our cybersecurity infrastructure may result from actions by our employees, suppliers, third-party administrators, or unknown third parties or through cyber-attacks. The risk of a breach can exist whether software services are in our technology systems or are in cloud-based software services. Breaches have occurred, and may occur again, in our systems and in the systems of our suppliers and third-party administrators. Any such breach could result in operational impairments, significant harm to our reputation and financial losses.

A significant breach could affect our data framework or cause a failure to protect the personal information of our customers, suppliers or employees, or sensitive and confidential information regarding our business and could give rise to legal liability and regulatory action under data protection and privacy laws. Any such breach of our or our suppliers’ cybersecurity infrastructure could have a material adverse effect on our business, results of operations and financial condition.

Further, as we pursue our strategy to grow through acquisitions and to pursue new initiatives that improve our operations and cost structure, we are also expanding and improving our information technology, resulting in a larger technological presence and corresponding exposure to cybersecurity risk. If we fail to assess and identify cybersecurity risks associated with acquisitions and new initiatives, we may become increasingly vulnerable to such risks. Information technology systems continue to evolve and, in order to remain competitive, we need to implement new technologies in a timely and efficient manner. Investments will continue to be made in attracting, retaining, and training our human capital to remain current on the ever-changing industry best practices related to information security. If our competitors implement new technologies more quickly or successfully than we do, such competitors may be able to provide lower cost or enhanced services of superior quality compared to those we provide, which could have an adverse effect on our results of operations.

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

Our business has been affected and may in the future be affected by steps taken by the Chinese government to address the COVID-19 pandemic.

We purchase a portion of our inventory directly or indirectly from Chinese suppliers. In addition, our R&D center is located in China. Beginning with the outbreak of the COVID-19 pandemic in 2020, quarantines, travel restrictions, and the closure of stores and business facilities have been imposed in China as part of the government’s “zero-COVID” policy to limit the impact of the pandemic, and these measures were not relaxed until the beginning of 2023. If the PRC government reinstitutes policies that have been relaxed, or institutes new restrictive policies, we may not be able to procure certain inventory items from our suppliers, we may experience further supply chain bottlenecks and price increases, or we could have temporary disruptions in the function of our R&D center, any of which could adversely impact our business.

Risks Related to Our CDA Business

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

Our ability to grow our CDA business is substantially dependent on our ability to penetrate the Chinese hospital market.

In China, we currently can only conduct our cancer screening and detection tests on our devices in our own certified laboratories. Given these restrictions, our customer base is primarily direct customers such as corporations and life insurance companies, as well as sales agents such as health management companies and medical device dealers. China’s largest market for cancer screening and detection tests is the hospital market, in which patients go to Chinese hospitals for cancer screening and other medical tests. Currently we cannot conduct our tests in hospitals. We have applied for an NMPA Class III medical device registration certificate for our CDA devices to assist in multi-cancer diagnosis. If we receive this certificate, together with an updated medical device manufacture license, we would be permitted to place our devices within Chinese hospitals’ laboratories to conduct commercial tests there or sell our devices to the hospitals for the purposes of assisting in physicians’ diagnosis of specified multiple cancers. We expect to receive the Class III license by the end of the first quarter of 2024. Even if we obtain the certificate and license, we will need to successfully market our CDA device and test to Chinese hospitals. Our ability to grow our China business depends substantially on our ability successfully to penetrate the Chinese hospital market, and we cannot assure you as to when or whether we will be able to do so.

Our plans to enter the U.S. market with our CDA technology may not be successful.

Currently, we conduct commercial operations only in China with respect to our CDA technology, and the substantial majority of our business, assets, management and employees are located in China. We have been making efforts to enter the U.S. market. We commenced operations of our new laboratory in Philadelphia, Pennsylvania with the completion of our facility renovation and first phase equipment installation in July 2020. We obtained a CLIA Certificate of Registration for this laboratory in August 2020, and accreditation by the College of American Pathologists, or CAP, and a Certificate of Accreditation under the Clinical Laboratory Improvement Amendments of 1988, or CLIA for this new laboratory. Our U.S. operations currently include collaborating with U.S. health organizations to conduct research tests of our CDA technology, planning to commercialize our CDA tests.

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

The cancer detection business is subject to rapid change, and other companies or institutions may develop and market novel or improved early cancer screening and detection methods, which may make our CDA technology less competitive or obsolete.

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

Our operating results may fluctuate significantly, which makes it difficult for us to predict our future operating results. These fluctuations may occur due to a variety of factors, many of which are outside of our control, including:

●	the level of demand for our cancer screening and detection tests, which may vary significantly;

●	our entry into the e-commerce food distribution business;

●	the timing and cost of, and level of investment in, research, development, regulatory approval and commercialization activities relating to our CDA technology and our cancer screening and detection tests and device, which may change from time to time;

●	the volume, customer mix and product mix for our cancer screening and detection tests and e-commerce revenues;

●	the introduction of new cancer screening and detection tests and services by us or others in our industry;

●	expenditures that we may incur to acquire, develop or commercialize our e-commerc business and additional tests, devices and technologies;

●	coverage and reimbursement policies with respect to our cancer screening and detection tests and tests that compete with our tests;

●	changes in government regulations or in the status of our regulatory approvals or applications;

●	future accounting pronouncements or changes in our accounting policies; and

●	general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors.

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

We are highly dependent upon certain of our key management, scientists, staff and consultants, particularly Dr. Chris Yu, our founder, co-Chairman and co-Chief Executive Officer (“CEO”). Dr. Chris Yu resigned from his position as sole CEO of the Company and Chairman of the Board of Directors (the “Board”) on April 6, 2022 and was re-appointed as co-chairman of the Board and co-CEO of the Company on May 7, 2022. He resigned as the co-chairman of the Board on October 3, 2022 but continued to serve as the co-CEO of the Company. Each of our key management and scientific personnel may terminate his or her employment with us. Our success is also largely attributable to the qualified and experienced key management and scientific personnel that we have been able to train, attract and retain. If we lose any of our key management and scientific personnel, we may be unable to find replacements suitable to us. The loss of their services could significantly delay or prevent our achievement of our technology development, sales and other business objectives. We do not carry any key-man life insurance. In addition, we face intense competition for qualified individuals from numerous biotechnology and pharmaceutical companies, universities, governmental entities and other research institutions. Our limited operating history and the uncertainties attendant to being a development-stage biotechnology company with limited capital resources could limit our ability to attract and retain personnel. We may be unable to attract and retain suitably qualified individuals, and our failure to do so could have an adverse effect on our ability to implement our business plan.

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

We depend on third-party suppliers, sales agents, service providers and research partners for different aspects of our CDA business.

We depend on third parties for different aspects of our CDA business, including supplying blood samples for our research studies and reagents required for biomarkers used in our combination tests, performing a portion of auxiliary biomarker-based tests in our combination tests, sales of our cancer screening and detection tests to our customers, and collecting blood samples for our commercial cancer screening and detection tests. Selecting, managing and supervising these third-party suppliers, sales agents and service providers requires significant resources and expertise. Poor performance by these third parties, including their failure to provide services or products according to applicable legal and regulatory requirements, the terms of our contracts or otherwise below standard, could significantly and negatively affect the quality of our cancer screening and detection tests and damage our reputation. Decreases in the level of sales agents’ purchases of tests from us for resale to the end-customers could adversely affect our revenue growth. In addition, the service or cooperative agreements we have with third-party suppliers, sales agents and service providers are subject to a term, and are not on an exclusive basis. If these third parties do not continue to maintain or expand their cooperation with us, we would be required to seek new suppliers and sales agents, which could cause delays in services to us and negatively affect the quality and availability of our cancer screening and detection tests. Any of the above factors could adversely impact our results of operations and financial position.

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

Risks Related to Our E-Commerce Food Business

We are in the early stages of development of our e-commerce food-related business and have limited operating history on which you can base an investment decision.

We have historically been a biotechnology company focused on early cancer screening and detection. We recently entered into the fast-growing Asian e-commerce food business in the U.S. We intend to assist supermarket operators and restaurant owners in selecting food suppliers more efficiently and in the future to provide one-stop fulfillment services from food sourcing to last-mile delivery. As a result, we may encounter many expenses, delays, problems, and difficulties that we have not anticipated and for which we have not planned. There can be no assurance that we will successfully develop or acquire a significant base of customers, operate profitably, or that we will have adequate working capital to fund our operations or meet our obligations as they become due.

Our recently acquired operations are subject to all of the risks inherent in the initial expenses, challenges, complications, and delays frequently encountered in connection with the formation of any new business. Investors should evaluate an investment in our company in light of the problems and uncertainties frequently encountered by companies attempting to develop new markets. Despite best efforts, we may never overcome these obstacles to achieve financial success. Our business is speculative and dependent upon the implementation of our business plan, as well as our ability to successfully acquire businesses on terms that will be commercially viable for us. There can be no assurance that our efforts will be successful or result in revenue or profit. There is no assurance that we will earn significant revenues or that we will not lose our entire investment.

The food service industry is characterized by low margins, and periods of significant or prolonged inflation or deflation will affect our product and operational costs, which may negatively impact our profitability.

The foodservice distribution industry is characterized by relatively high inventory turnover with relatively low profit margins. Volatile food costs have a direct impact on our industry. Recently, there have been significantly elevated commodity and supply chain costs including the cost of labor, sourced goods, energy, fuel, packaging materials and other inputs necessary for the distribution and production of our products, and elevated levels of inflation which may continue or worsen in 2023.

Periods of significant product cost inflation or deflation may adversely affect our results of operations if we are unable to pass on all or a portion of such product cost increases to our customers in a timely manner. In addition, periods of rapidly increasing inflation may adversely affect our business due to the impact of such inflation on discretionary spending by consumers and our limited ability to increase prices in the current, highly competitive environment.

Unfavorable macroeconomic conditions in the U.S. may adversely affect our business, financial condition and results of operations.

Our operating results are substantially affected by the operating and economic conditions in the regions in which we operate. Economic conditions can affect us in the following ways:

●	A reduction in discretionary spending by consumers could adversely impact sales of Chinese/Asian restaurants and supermarkets, and their purchases from us. Future economic conditions affecting disposable consumer income, such as employment levels, business conditions, changes in housing market conditions, the availability of consumer credit, inflation, interest rates, tax rates and fuel and energy costs, could reduce overall consumer spending;

●	Food cost and fuel cost inflation experienced by consumers can lead to reductions in the frequency of and the amount spent by consumers for food away from home purchases, which could negatively impact our business by reducing demand for our products;

●	Heightened uncertainty in the financial markets negatively affects consumer confidence and discretionary spending, which can cause disruptions with our customers and suppliers; and

●	Liquidity issues and the inability of our customers to consistently access credit markets to obtain cash to support their operations can cause temporary interruptions in our ability to conduct day-to-day transactions involving the collection of funds from such customers.

The geographic concentration of our operations in the United States creates an exposure to economic conditions in the United States and any financial downturn in the United States could materially adversely affect our financial condition and results of operations.

Competition may increase intensively in the future, which may adversely impact our margins and ability to retain customers, and make it difficult to maintain our market share, growth rate and profitability.

The foodservice distribution industry in the United States is fragmented and highly competitive, with local, regional, multi-regional distributors, and specialty competitors. However, we believe that the market participants serving Chinese restaurants and supermarkets are highly fragmented. Currently, we face competition from numerous competitors focusing on the niche market serving Chinese/Asian restaurants and supermarkets. However, with the growing demand for Chinese cuisines, other competitors may begin operating in this niche market in the future. Those potential competitors include: (i) national and regional foodservice distributors, (ii) local wholesalers and brokers, (iii) food retailers, and (iv) farmers’ markets. The national and regional distributors are experienced in operating multiple distribution locations and expanding management, and they have greater marketing and financial resources than we do. Even though they currently offer only a limited selection of Chinese and Asian specialty foods, they may be able to devote greater resources to sourcing, promoting and selling their products if they choose to do so. Conversely, the local wholesalers and brokers are small in size with a deep understanding of local preferences, but their lack of scale results in high risk and limited growth potential.

If more competitors enter this market segment aiming to serve Chinese/Asian restaurants and supermarkets in the future, our operating results may be negatively impacted through a loss of sales, reduction in margins from competitive price changes, and/or greater operating costs, such as marketing costs, due to the increase of competition.

Increased commodity prices and availability may impact profitability.

Many of our products include ingredients such as wheat, corn, oils, sugar, and other commodities. Commodity prices worldwide have been increasing. While commodity price inputs do not typically represent the substantial majority of our product costs, any increase in commodity prices may cause our vendors to seek price increases from us. We may not be able to mitigate vendor efforts to increase our costs, either in whole or in part. In the event we are unable to mitigate potential vendor price increases, we may in turn consider raising our prices, and our customers may be deterred by any such price increases. Our profitability may be impacted through increased costs to us which may affect our gross margins, or through reduced revenue as a result of a decline in the number and average size of customer transactions.

We may not be able to fully compensate for increases in fuel costs when fuel prices experience high volatility, and our operating results would be adversely affected.

Volatile fuel prices have a direct impact on the industry. We require significant quantities of fuel for delivery vehicles and are exposed to the risk associated with fluctuations in the market price for fuel. The price and supply of fuel can fluctuate significantly based on international, political and economic circumstances, as well as other factors outside our control, such as actions by the Organization of the Petroleum Exporting Countries, or OPEC, and other oil and gas producers, regional production patterns, weather conditions and environmental concerns. The cost of fuel affects the price paid by us for products, as well as the costs we incur to deliver products to the customers. There is no guarantee that we will be able to pass along a portion of increased fuel costs to our customers in the future. The conflict in Ukraine led to a significant increase in fuel prices. If fuel costs remain elevated or increase further in the future, we may experience difficulties in passing all or a portion of these costs along to our customers, which may have a negative impact on our results of operations.

Disruption of relationships with vendors could negatively affect our business. Suppliers may increase product prices, which could increase our product costs.

We purchase our food items and related products primarily from third-party suppliers. Although our purchasing volume can provide benefits when dealing with suppliers, suppliers may not provide the products and supplies needed by us in the quantities and at the prices requested. The cancellation of our supply arrangement with any of our suppliers or the disruption, delay and/or inability to supply the requested products by our suppliers could adversely affect our sales. If our suppliers fail to comply with food safety or other laws and regulations, or face allegations of non-compliance, their operations may be disrupted. We cannot assure you that we would be able to find replacement suppliers on commercially reasonable terms.

In addition, we purchase seasonal Chinese vegetables and fruits from farms and other vendors. Increased frequency or duration of extreme weather conditions could impair production capabilities, disrupt our supply chain or impact demand for our products. Input costs could increase at any point in time for a large portion of the products that we sell for a prolonged period. Our inability to obtain adequate supplies of food items and related products as a result of any of the foregoing factors or otherwise could mean that we are unable to fulfill our obligations to customers, and customers may turn to other distributors.

The purchase prices of our products vary from time to time, which is subject to market conditions and negotiation with our suppliers. The prices of some of our products, especially seasonal products, such as vegetables and fruits, have significant fluctuation. We may not always be able to mitigate the impact of these price fluctuations, and our performance results could be adversely affected by such fluctuations.

As a foodservice distributor, it is necessary for us to maintain an inventory of products that may have declines in product pricing levels between the time we purchase the product from suppliers and the time we sell the product to customers, which could reduce the margin on that inventory, adversely affecting our results of operations.

We are dependent upon the timely delivery of products from our vendors. Prolonged diminution of global supply chains may impact the availability and price stability of future food supplies, which may in turn adversely impact our business.

The global supply chain, ranging from consumer goods, electronics, and industrial raw materials to food supplies, was negatively impacted by the COVID-19 pandemic, shipping bottlenecks, and rapidly rising freight costs. We procure the majority of our food supply domestically, which includes certain imported products we purchase from domestic brokers. Food production is widely dispersed throughout the U.S. and we depend on producers of food and restaurant supply products to timely deliver these components of our inventory in quantities sufficient to meet customer demand. Any disruptions or delays in our supply chains as a result of labor shortages, commodity shortages, or inefficiencies in distribution or logistical services could cause delays in the shipment or delivery of our products to our customers. Any prolonged diminution of global supply chains may impact the availability and price stability of future food supplies, which may in turn adversely impact our business.

Our relationships with customers may be materially diminished or terminated. The loss of customers could adversely affect our business, financial condition, and results of operations.

We would like to establish long-standing relationships with our customers. However, those customers could unilaterally terminate their relationship with us or materially reduce the amount of business they conduct with us at any time. Our customers may shift their purchase orders from us to other competitors due to market competition, change of customer requirements and preferences, or because of the customer’s financial condition. There is no guarantee that we will be able to maintain relationships with any of our customers on acceptable terms, or at all. The loss of a number of customers could adversely affect our business, financial condition, and results of operations.

We may fail to increase or maintain the highest margin portions of our business, including sales to restaurant and supermarket customers.

Our most profitable customers are independent restaurants and supermarkets. Our ability to continue to gain market share of independent restaurant and supermarket customers is critical to achieving increased operating profits. Changes in the buying practices of independent restaurant and supermarket customers, including their ability to require us to sell to them at discounted rates, or decreases in our sales to this type of customer could have a material negative impact on our profitability.

Changes in consumer eating habits could materially and adversely affect our business, financial condition, and results of operations.

We provide foodservice distribution to Chinese/Asian restaurants, primarily Chinese takeout restaurants, which focus on serving Chinese food to non-Chinese Americans and to Asian supermarkets. Changes in consumer eating habits (such as a decline in consuming food away from home, a decline in portion sizes, or a shift in preferences toward western foods) could reduce demand for our products. Consumer eating habits could be affected by a number of factors, including attitudes regarding diet and health or new information regarding the health effects of consuming certain foods. If consumer eating habits change significantly, we may be required to modify or discontinue sales of certain items in our product portfolio, and we may experience higher costs and/or supply shortages associated with our efforts to accommodate those changes as our suppliers adapt to new eating preferences. Additionally, changes in consumer eating habits may result in the enactment or amendment of laws and regulations that impact the ingredients and nutritional content of our food products, or laws and regulations requiring us to disclose the nutritional content of our food products. Compliance with these laws and regulations, as well as others regarding the ingredients and nutritional content of food products, may be costly and time-consuming. We cannot make any assurances regarding our ability to effectively respond to changes in consumer culture preference, health perceptions or resulting new laws or regulations or to adapt our product offerings to trends in eating habits.

We engage in transactions with related parties and such transactions present possible conflicts of interest that could have an adverse effect on us.

We acquire services from related parties and provide service to related parties. These related-party transactions create the possibility of conflicts of interest with regard to our management, including that:

●	we may enter into contracts between us, on the one hand, and related parties, on the other, that are not as a result of arm’s-length transactions;

●	our executive officers and directors that hold positions of responsibility with related parties may be aware of certain business opportunities that are appropriate for presentation to us as well as to such other related parties and may present such business opportunities to such other parties;

●	our executive officers and directors that hold positions of responsibility with related parties may have significant duties with, and spend significant time serving, other entities and may have conflicts of interest in allocating time; and

●	such conflicts could cause an individual in our management to seek to advance his or her economic interests or the economic interests of certain related parties above ours. Further, the appearance of conflicts of interest created by related-party transactions could impair the confidence of our investors. Our Special Transactions Review Committee regularly reviews these transactions. Notwithstanding this, it is possible that a conflict of interest could have an adverse effect on our business, financial condition and results of operations.

For more information on our related party transactions, see Note 16 - Related Party Transactions in our consolidated financial statements in this Annual Report on Form 20-F.

We may be unable to protect or maintain our intellectual property, which could result in customer confusion, a negative perception of our brand and adversely affect our business.

We believe that our intellectual property has substantial. In particular, our “Fresh2” logo is valuable assets that reinforce our customers’ favorable perception of our products. Failure to protect our trademark rights could cause customer confusion or negatively affect customers’ perception of our brand and products, and eventually adversely affect our sales and profitability.

If we are unable to renew or replace our current leases on favorable terms, or any of our current leases are terminated prior to expiration of their stated terms, and we cannot find suitable alternate locations, our operations and profitability could be negatively impacted.

We currently have leases for some of our warehouses. Our ability to re-negotiate favorable terms on an expiring lease or to negotiate favorable terms for a suitable alternate location, and our ability to negotiate favorable lease terms for additional locations, could depend on conditions in the real estate market, competition for desirable properties, our relationships with current and prospective landlords, and/or other factors that are not within our control. Any or all of these factors and conditions could negatively impact our growth and profitability.

Failure to retain our senior management and other key personnel may adversely affect our operations.

Our success is substantially dependent on the continued service of our senior management and other key personnel. These executives have been primarily responsible for determining the strategic direction of our business and for executing our growth strategy and are integral to our brand and culture, and our reputation with suppliers and consumers. The loss of the services of any of these executives and other key personnel could have a material adverse effect on our business and prospects, as we may not be able to find suitable individuals to replace them on a timely basis, if at all. In addition, any such departure could be viewed in a negative light by investors and analysts, which may cause our stock price to decline. The loss of key employees could negatively affect our business.

If we are unable to attract, train and retain employees, we may not be able to grow or successfully operate our business.

The foodservice distribution industry is labor intensive. Our success depends in part upon our ability to attract, train and retain a sufficient number of employees who understand and appreciate our culture and are able to represent our brand effectively and establish credibility with our business partners and customers. Our ability to meet our labor needs, while controlling wage and labor-related costs, is subject to numerous external factors, including the availability of a sufficient number of qualified persons in the work force of the regions in which we are located, unemployment levels within those regions, prevailing wage rates, changing demographics, health and other insurance costs and changes in employment legislation.

In the event of increasing wage rates, if we fail to increase our wages competitively, the quality of our workforce could decline, causing our customer service to suffer, while increasing our wages could cause our profits to decrease. If we are unable to hire and retain employees capable of meeting our business needs and expectations, our business and brand image may be impaired. Any failure to meet our staffing needs or any material increase in turnover rates of our employees may adversely affect our business, results of operations and financial condition.

Changes in and enforcement of immigration laws could increase our costs and adversely affect our ability to attract and retain qualified employees.

Federal and state governments from time to time implement immigration laws, regulations or programs that regulate our ability to attract or retain qualified foreign employees. Some of these changes may increase our obligations for compliance and oversight, which could subject us to additional costs and make our hiring process more cumbersome or reduce the availability of potential employees. Although we have implemented, and are in the process of enhancing, procedures to ensure our compliance with the employment eligibility verification requirements, there can be no assurance that these procedures are adequate and some of our employees may, without our knowledge, be unauthorized workers. The employment of unauthorized workers may subject us to fines or civil or criminal penalties, and if any of our workers are found to be unauthorized, we could experience adverse publicity that negatively impacts our brand and makes it more difficult to hire and keep qualified employees. We may be required to terminate the employment of certain of our employees who are determined to be unauthorized workers. The termination of a significant number of employees may disrupt our operations, cause temporary increases in our labor costs as we train new employees and result in adverse publicity. Our financial performance could be materially harmed as a result of any of these factors.

Potential labor disputes with employees and increases in labor costs could adversely affect our business.

A considerable amount of our operating costs are attributable to labor costs and, therefore, our financial performance is greatly influenced by increases in wage and benefit costs. As a result, we are exposed to risks associated with a competitive labor market. Rising health care costs and the nature and structure of work rules will always be important issues. Any work stoppages or labor disturbances as a result of employee dissatisfaction with their current employment terms could have a material adverse effect on our financial condition, results of operations and cash flows. We also expect that in the event of a work stoppage or labor disturbance, we could incur additional costs and face increased competition.

If we fail to comply with requirements imposed by applicable law and other governmental regulations, we could become subject to lawsuits, investigations and other liabilities and restrictions on our operations that could significantly and adversely affect our business.

We are subject to regulation by various federal, state, and local governments, applicable to food safety and sanitation, ethical business practices, securities, transportation, minimum wage, overtime, other wage payment requirements, employment discrimination, immigration, and human health and safety. While we attempt to comply with all applicable laws and regulations, we cannot represent that we are in full compliance with all applicable laws and regulations or interpretations of these laws and regulations at all times or that we will be able to comply with any future laws, regulations or interpretations of these laws and regulations. If we fail to comply with applicable laws and regulations, we may be subject to investigations, criminal sanctions or civil remedies, including fines, injunctions, and prohibitions on exporting. The cost of compliance or the consequences of non-compliance, including debarments, could have an adverse effect on our results of operations. In addition, governmental units may make changes in the regulatory frameworks within which we operate that may require us to incur substantial increases in costs in order to comply with such laws and regulations.

If the products distributed by us are alleged to have caused injury or illness, or to have failed to comply with governmental regulations, we may need to recall our products and may experience product liability claims.

We, like any other foodservice distributor, may be subject to product recalls, including voluntary recalls or withdrawals, if the products we distribute are alleged to have caused injury or illness, to have been mislabeled, misbranded, or adulterated or to otherwise have violated applicable governmental regulations. We may also choose to voluntarily recall or withdraw products that we determine do not satisfy our quality standards, whether for taste, appearance, or otherwise, in order to protect our brand and reputation. Any future product recall or withdrawal that results in substantial and unexpected expenditures, destruction of product inventory, damage to our reputation, and/or lost sales due to the unavailability of the product for a period of time, could materially adversely affect our results of operations and financial condition.

We also face the risk of exposure to product liability claims in the event that the use of products sold by us are alleged to have caused injury or illness. We cannot be sure that consumption of our products will not cause a health-related illness in the future or that we will not be subject to claims or lawsuits relating to such matters. Further, even if a product liability claim is unsuccessful or is not fully pursued, the negative publicity surrounding any assertion that our products caused illness or injury could adversely affect our reputation with existing and potential customers and our corporate and brand image.

The U.S. government is currently imposing increased tariffs on certain products imported into the U.S., including products imported from China, which may have an adverse impact on our future operating results.

We sell our products based on the cost of such products plus a percent markup. The U.S. government is currently imposing and proposing increased tariffs on certain products imported into the U.S., including products imported from China. Some of our imported products and imported products purchased from domestic brokers may be subject to these increased tariffs and accordingly, our purchase costs will be increased. We may determine to increase our sales prices in order to pass these increased costs to our customers. In the event we determine to take such action, our customers may reduce their orders from us, which could negatively affect our profitability and operating results.

Risks Relating to Government Regulations in the PRC

The filing with the CSRC is required in connection with our follow-on overseas offerings under PRC law, and we cannot predict whether or for how long we will be able to complete such filing.

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, or, collectively, the Trial Measures, which came into effect on March 31, 2023.

The Trial Administrative Measures establish a new filing-based regulation to overseas offerings of stocks, depository receipts, convertible corporate bond, or other equity securities, and overseas listing of these securities for trading, by domestic companies. According to the Trial Administrative Measures, an overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC. According to the Trial Administrative Measures, an issuer like us is required to submit the filing with respect to its follow-on offering within three business days after completion of such follow-on offering. The Trial Administrative Measures also sets forth certain regulatory red lines for overseas offerings and listings by domestic enterprises and additional reporting obligations for listed companies in the case of material changes. Any failure to perform such filing or reporting procedure would subject us to administrative penalties by the CSRC which could harm our reputation and may adversely affect our results of financial condition. For more details of the Trial Administrative Measures, please refer to “Item 4.B. Information on the Company—Business Overview—Regulation—Regulations Relating to Overseas Securities Offering and Listing.”

Furthermore, on February 24, 2023, the CSRC released the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises, or, the Confidentiality Provisions, which came into effect on March 31, 2023. Pursuant to the Confidentiality Provisions, any future inspection or investigation conducted by overseas securities regulator or the relevant competent authorities on our PRC domestic companies with respect to our overseas issuance and listing shall be carried out in the manner in compliance with PRC laws and regulations.

It is uncertain whether we can, or how long it will take us to, complete such filing procedures and any such filing could be rescinded or rejected. Any failure to obtain or delay in completing such filing procedures for our overseas offerings, or a rescission of any such filing if completed by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC filing for our overseas offerings. Any uncertainties or negative publicity regarding such requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our ADSs.

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

Each of our current NHC medical institution practice licenses and our NMPA Class II medical device manufacture license and registration certificate has a five-year term. We are applying for a Class III medical device registration certificate from the NMPA. After we obtain this license, we will apply to update our medical device manufacture license to include the manufacture of Class III medical devices. In December 2021, our first-Class III medical device, a medical device for lung cancer assisting in diagnosis utility, has successfully passed rigorous tests at a medical device testing lab designated by NMPA. The medical device is planned to start clinical trial in selected hospitals in late second quarter of 2023. If we are unable to renew our existing licenses and certificates or obtain the Class III medical device license or update our medical device manufacture license, or obtain or renew any other material permits or approvals required for our operations, we may be unable to continue to sell our cancer screening and detection tests or to commercialize our CDA device in China and, as a result, our business may be adversely affected.

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

We have obtained the Class II medical device registration certificate from the NMPA, which allows us to conduct our tests in our licensed laboratories. To perform our CDA test outside of our laboratories and market them to Chinese hospitals, in December 2018, we applied for a Class III medical device registration certificate from the NMPA for our CDA device. We expect to receive Class III license by the end of the first quarter of 2024. In August, 2021, the Company filed a second class III medical device license application with 11 types of cancer auxiliary diagnosis utility with NMPA, which includes lung, esophageal, gastric, rectal, colon, liver, breast, cervical, thyroid, pancreatic and brain cancers. After we obtain this license, we will update our medical device manufacture license, which we believe is a relatively straightforward procedure. However, there is no assurance that we will receive this NMPA approvals on a timely basis, or at all. If we fail to maintain and renew our Class II medical device registration certificate or if we are unable to obtain the Class III medical device license and update our medical device manufacture license, our ability to grow our business could be adversely affected.

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

Food-related businesses in the PRC are required to comply with food safety laws and food related regulations.

The PRC Regulation for the Implementation of the Food Safety Law, or the Regulation of Food Safety Law was amended on December 1, 2019. The Regulation of Food Safety Law outlines detailed rules for monitoring and assessment of food safety risk, food safety standards, food production and food business, food inspection, food import and export and other matters. Pursuant to the Regulation of Food Safety Law, certain violations of the food safety law may result in severe administrative and criminal penalties imposed on us, as well as its legal representatives, senior management in charge, directly accountable person-in-charge and other directly accountable employees. If any penalties imposed on our company could negatively affect our business operations and have a material adverse impact on our reputation.

Concerns regarding the quality or safety of food products or the food supply chain, even if factually incorrect or based on isolated incidents, could cause consumers to avoid purchasing certain products from us, or to seek alternative food sources. If any report linking us to food contamination, food tampering, mislabeling, or other food safety issues could adversely impact our business and prospect may be materially and adversely affected.

Any lack of requisite approvals, licenses, permits or filings or failure to comply with any requirements of PRC laws, regulations and policies may materially and adversely affect our daily operations and hinder our growth.

The e-commerce food-related business is subject to comprehensive government regulations and supervisions, and we are required to hold or apply for various permits, licenses or filings for conducting our business covering various business type, such as hot or cold food production, food sale or food distribution. See “Item 4. Information on the Company—B. Business Overview—PRC Regulations.” As of the date of this annual report, we have not obtained and will apply for licenses and permits that are necessary for our business operation, which is subject to regulatory approvals.

As the online industry is still evolving in China, new laws and regulations may be adopted from time to time and regulators may interpret existing laws and regulations differently from what they do now to require additional licenses and permits other than those we currently have, and to address new issues that arise from time to time. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to online businesses. If the PRC government considers that we were operating without the proper approvals, licenses, filings, registration or permits or promulgates new laws and regulations that require additional approvals or licenses or impose additional restrictions on the operation of any part of our business, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these and other regulatory actions by the PRC governmental authorities, including issuance of official notices, change of policies, promulgation of regulations and imposition of sanctions, may adversely affect our business and have a material and adverse effect on our results of operations. In addition, if we were to use new or additional domain names to conduct our business, we would have to apply for the same set of government authorizations or amend the current ones. There is no assurance that we will be able to complete such procedures timely.

In addition to licenses, filings, registration and permits, laws and regulations may require e-commerce operators to take measures to protect consumer rights. Failure to do so may subject the e-commerce operators to rectification requirements and penalties. If the government authorities deem that we fail to meet such requirements, we may receive warnings, be ordered to make rectifications, or subject to other administrative sanctions that may have material adverse effect on our business, financial condition and our results of operations.

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

Our e-commerce business has a R&D center in China, which is facing various risks.

Our e-commerce business has a R&D center in China, which may subject us to the following risks:

●	Regulatory Risks: Our R&D center in China is subject to various laws and regulations, including those related to data privacy, intellectual property, and export control. Any failure to comply with these regulations could result in fines, legal action, and reputational damage.

●	Political Risks: Our R&D center in China may be affected by changes in the political landscape, including trade disputes, changes in government policies and regulations, and geopolitical tensions. These factors could lead to increased costs, supply chain disruptions, and decreased revenue.

●	Human Resources Risks: Our R&D center in China may be subject to human resources risks, including labor disputes, talent shortages, and changes in labor laws and regulations. These factors could lead to increased costs, supply chain disruptions, and reputational damage.

●	Economic Risks: Our R&D center in China is subject to the overall economic conditions of the markets we operate in. Any downturn in the economy could lead to decreased revenue, increased costs, and operational challenges.

Our e-commerce food business plans to source goods globally, including from China, which has inherent risks.

Importing food from China has various inherent risks, including:

●	Quality Control Risks: Products imported from China may be subject to quality control issues due to differences in manufacturing standards and regulations between China and our home country. Any failure to identify or address these issues could lead to reputational damage, product recalls, and decreased revenue.

●	Logistics Risks: Importing goods from China may be affected by logistics risks, including delays in shipping, customs clearance, and transportation issues. These factors could lead to supply chain disruptions, increased costs, and decreased revenue.

●	Currency Risks: Importing goods from China may be subject to currency risks, including fluctuations in exchange rates. These factors could lead to increased costs and decreased revenue.

●	Political Risks: Importing goods from China may be affected by changes in the political landscape, including trade disputes, changes in government policies and regulations, and geopolitical tensions. These factors could lead to increased costs, supply chain disruptions, and decreased revenue.

●	Regulatory Risks: Importing goods from China may be subject to various laws and regulations, including those related to trade, customs, and product safety. Any failure to comply with these regulations could result in fines, legal action, and reputational damage.

Risks Relating to Government Regulations in the United States

Our biotechnology business is heavily regulated, and changes in regulations or violations of regulations may, directly or indirectly, reduce our revenue, adversely affect our results of operations and financial condition and harm our business.

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

Our collection, use and disclosure of individually identifiable information, including health and/or employee information, is subject to U.S. state, federal, and foreign privacy and security regulations, and our failure to comply with those regulations or to adequately secure the information we hold could result in significant liability or reputational harm.

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

Risks Relating to Doing Business in China

The new business requires us to maintain food safety and quality globally, including in China. Any failure to maintain food safety and quality could adversely impact our reputation, results of operations and financial performance.

The PRC Regulation for the Implementation of the Food Safety Law, or the Regulation of Food Safety Law was amended on December 1, 2019. The Regulation of Food Safety Law outlines detailed rules for monitoring and assessment of food safety risk, food safety standards, food production and food business, food inspection, food import and export and other matters. Pursuant to the Regulation of Food Safety Law, certain violations of the food safety law may result in severe administrative and criminal penalties imposed on us, as well as its legal representatives, senior management in charge, directly accountable person-in-charge and other directly accountable employees. Penalties imposed on our company could negatively affect our business operations and have a material adverse impact on our reputation.

In addition, regarding the quality or safety of food products or the food supply chain of our new business, even if factually incorrect or based on isolated incidents, could cause consumers to avoid purchasing certain products from us, or to seek alternative food sources. If there is any report linking our new business to food contamination, food tampering, mislabeling, or other food safety issues could adversely impact sales and our business and prospect may be materially and adversely affected.

We may be adversely affected by the complexity, uncertainties and changes in PRC laws and regulations of E-Commence and Internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.

As online business is evolving rapidly in China, new laws and regulations may be adopted from time to time to require us to obtain additional licenses and permits or to comply with new regulatory requirements. The PRC government authorities may continue to promulgate new laws, regulations and rules governing the e-commerce industry, tighten enforcement of existing laws, rules and regulations, and impose additional requirements and other obligations on our business.

For example: In August 2018, the Standing Committee of the National People’s Congress promulgated the E-Commerce Law, which became effective on January 1, 2019. The E-Commerce Law imposes a number of new requirements and obligations on e-commerce platform operators. As no detailed interpretation and implementation rules have been promulgated, it remains uncertain how the newly adopted E-Commerce Law will be interpreted and implemented. We will adopt a series of measures to comply with such requires under the E-Commerce Law.

We have to assure that our new business operations meet the requirements under the E-Commerce Law in all respects. Otherwise, if the PRC governmental authorities determine that we are not in compliance with all the requirements under the E-Commerce Law and other applicable laws and rules, we may be subject to fines and/or other sanctions. Substantial uncertainties exist regarding the interpretation and implementation of PRC laws and regulations applicable to online businesses.

In addition, the PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.

For example: in November 2016, the Standing Committee of the National People’s Congress promulgated the Cyber Security Law, which requires, among others, that network operators take security measures to protect the network from unauthorized interference, damage and unauthorized access and prevent data from being divulged, stolen or tampered with. Network operators are also required to collect and use personal information in compliance with the principles of legitimacy, properness and necessity, and strictly within the scope of authorization by the subject of personal information unless otherwise prescribed by laws or regulations. Significant capital, managerial and human resources are required to comply with legal requirements, enhance information security and to address any issues caused by security failures. On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law, which took effect in September 2021. The Data Security Law, among others, provides for data security and privacy obligations on entities and individuals carrying out data processing activities, introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to nation security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used, provides for a national security review procedure for those data activities which may affect national security and imposes export restrictions on certain data and information. The Civil Code promulgated in 2020 also provides specific provisions regarding the protection of personal information.

The Cyber Security Law, the Data Security Law and the Civil Code are relatively new and subject to interpretation by the regulators. The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding our new businesses and activities of internet businesses in China. We cannot assure that we will obtain all the approvals, permits or licenses or filings required for conducting our business in China or will be able to maintain our existing licenses or obtain new ones. Any lack of requisite approvals, licenses or permits applicable to our business or any failure to comply with applicable laws or regulations may have a material and adverse impact on our new business, financial condition and results of operations.

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

Recent statements by the PRC government have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China-based issuers. The PRC government recently initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement. On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Administrative Measures”) and relevant supporting guidelines (collectively, the “New Administrative Rules Regarding Overseas Listings”), which came into force on March 31, 2023. According to the New Administrative Rules Regarding Overseas Listings, among other things, a domestic company in the PRC that seeks to offer and list securities in overseas markets shall fulfill the filing procedure with the CSRC as per requirement of the Trial Administrative Measures. According to the Trial Administrative Measures, Article 2, where a domestic company seeks to directly offer and list securities in overseas markets, the issuer shall file with the CSRC and where a domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, file with the CSRC. Initial public offerings or listings in overseas markets shall be filed with the CSRC within three (3) working days after the relevant application is submitted overseas. If an issuer offers securities in the same overseas market where it has previously offered and listed securities subsequently, filings shall be made with the CSRC within three (3) working days after the offering is completed. According to the Trial Administrative Measures Article 22, upon occurrence of any material event, such as change of control, investigations or sanctions imposed by overseas securities regulatory agencies or other relevant competent authorities, change of listing status or transfer of listing segment, or voluntary or mandatory delisting, after an issuer has offered and listed securities in an overseas market, the issuer shall submit a report thereof to CSRC within three (3) working days after the occurrence and public disclosure of such event. Further, according to the Trial Administrative Measures Article 21, an overseas securities company that serves as a sponsor or lead underwriter for overseas securities offering and listing by domestic companies shall file with the CSRC within 10 working days after signing its first engagement agreement for such business, and submit to the CSRC, no later than January 31 each year, an annual report on its business activities in the previous year associated with overseas securities offering and listing by domestic companies. If an overseas securities company has entered into engagement agreements before the effectuation of the Trial Administrative Measures and is serving in practice as a sponsor or lead underwriter for overseas securities offering and listing by domestic companies, it shall file with the CSRC within 30 working days after the Trial Administrative Measures take effect. On February 24, 2023, the CSRC promulgated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Confidentiality and Archives Administration Provisions”), which also became effective on March 31, 2023. The Confidentiality and Archives Administration Provisions set out rules, requirements and procedures relating to provision of documents, materials and accounting archives for securities companies, securities service providers, overseas regulators and other entities and individuals in connection with overseas offering and listing, including without limitation to, domestic companies that carry out overseas offering and listing (either in direct or indirect means) and the securities companies and securities service providers (either incorporated domestically or overseas) that undertake relevant businesses shall not leak any state secret and working secret of government agencies, or harm national security and public interest, and a domestic company shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level, if it plans to, either directly or through its overseas listed entity, publicly disclose or provide any documents and materials that contain state secrets or working secrets of government agencies. Working papers produced in the Chinese mainland by securities companies and securities service providers in the process of undertaking businesses related to overseas offering and listing by domestic companies shall be retained in the Chinese mainland. Where such documents need to be transferred or transmitted to outside the Chinese mainland, relevant approval procedures stipulated by regulations shall be followed. While we believe we do not involve leaking any state secret and working secret of government agencies, or harming national security and public interest in connection with provision of documents, materials and accounting archives, there is uncertainty how the new provisions will be interpreted and implemented in the future, and we may be required to perform additional procedures in connection with the provision of accounting archives after the Confidentiality and Archives Administration Provisions come into effect. Any failure by us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our ADSs or our other securities, cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations and cause our ADSs or such other securities to significantly decline in value or become worthless.

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

In the past, local governments in the PRC granted certain financial incentives from time to time to our PRC subsidiaries as part of their efforts to encourage the development of local businesses. The timing, amount and criteria of government financial incentives are determined within the sole discretion of the local government authorities and cannot be predicted with certainty before we actually receive any financial incentive. We generally do not have the ability to influence local governments in making these decisions. Local governments may decide to reduce or eliminate incentives at any time. In addition, some of the government financial incentives are granted on a project basis and subject to the satisfaction of certain conditions, including completion of the specific project therein. We cannot guarantee that we will satisfy all relevant conditions, and if we do not, we may be deprived of the relevant incentives. We cannot assure you of the continued availability of the government incentives currently enjoyed by us. Any reduction or elimination of incentives would have an adverse effect on our results of operations. Government grants and subsidies we recognized for the years ended December 31, 2020, 2021 and 2022 was RMB7.5 million, RMB0.6 million and RMB0.9 million (US$0.1 million), respectively.

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

If for any reason we were to fail to meet the audit requirements of the HFCAA for two consecutive years, we may be prohibited from listing our securities on a national securities exchange, including Nasdaq, or on over-the-counter markets in the United States, which could adversely affect the market price of our Common Stock and our ability to raise capital.

In recent years, the U.S. Congress and regulatory authorities have expressed concerns about challenges in their oversight of financial statement audits of U.S.-listed companies with significant operations in mainland China and with auditors located in mainland China. For example, PCAOB inspections of auditors located in mainland China and Hong Kong have at times identified deficiencies in those auditors’ audit procedures and quality control procedures, and limitations on the ability of the PCAOB to inspect or investigate auditors in mainland China or Hong Kong could deprive investors of the benefits of PCAOB inspections, which could adversely affect the ability of companies using such auditors to access U.S. capital markets.

As part of the continued focus on access to audit and other information for companies with substantial operations in China, in December 2020, the United States enacted the Holding Foreign Companies Accountable Act  (the “HFCAA”), which requires the SEC to identify issuers that have filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB has determined it is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction (a “Commission-Identified Issuer”). Under the HFCAA, as amended in December 2022, if the SEC conclusively identifies an issuer as a Commission-Identified Issuer for two consecutive years, the SEC is required to prohibit the trading of the issuer’s securities on a national securities exchange or through any other method that is within the jurisdiction of the SEC to regulate, including over-the-counter markets in the United States.

In 2021, the PCAOB issued a Determination Report, which found that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong because of positions taken by Chinese authorities in those jurisdictions. In December 2022, the PCAOB vacated its determination that it was unable to inspect and investigate PCAOB-registered public accounting firms in mainland China. As a result, until such time as the PCAOB issues a new determination, the SEC has determined that there are no issuers currently at risk of having their securities subject to a trading prohibition under the HFCAA.

Our auditor prior to January 12, 2023, Friedman LLP, or Friedman, and current auditor, Marcum Asia CPAs LLP (“Marcum Asia”), the independent registered public accounting firms that issue the audit reports included elsewhere in this annual report, as auditors of companies that are traded publicly in the United States and firms registered with the PCAOB, have been subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Both Friedman and Marcum Asia have been inspected by the PCAOB on a regular basis, with the last inspection in 2020. Neither Friedman nor Marcum Asia is subject to the determinations announced by the PCAOB on December 16, 2021. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in early 2023 and beyond. Each year, the PCAOB will determine whether it can inspect and investigate completely accounting firms headquartered in mainland China and Hong Kong. Furthermore, the Accelerating HFCA Act, which requires that the PCAOB be permitted to inspect the issuer’s public accounting firm within two years, may result in the delisting of our Company in the future if the PCAOB is unable to inspect our accounting firm at such future time. Our securities may be prohibited from trading if our auditor cannot be fully inspected. While the Company’s auditor is based in the U.S. and is registered with PCAOB and subject to PCAOB inspection, in the event it is later determined that the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction, then such inability could cause trading in the Company’s securities to be prohibited under the Accelerating HFCA Act, and ultimately result in a determination by a securities exchange to delist the Company’s securities. If trading in our ADS is prohibited under the Accelerating HFCA Act in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, Nasdaq may determine to delist our ADS. A termination in the trading of our securities or any restriction on the trading in our securities would be expected to have a negative impact on the Company as well as on the value of our securities.

We have had a history of losses and our ability to grow sales and achieve profitability are unpredictable.

As of December 31 2022, we had an accumulated deficit of 577.5 million (USD83.7 million) and incurred net losses of RMB 120.1 million and RMB103.6 million (US$15.0 million) in the year ended December 31, 2021 and 2022, respectively. Our ability to achieve profitable operations depends on many factors, which include:

●	successfully implementing our business strategy;

●	increasing revenues; and

●	controlling costs.

There can be no assurance that we will be able to successfully implement our business plan, meet our challenges and become profitable in the future.

The impairment of intangible assets and goodwill arising from our acquisitions could continue to negatively impact affect our net income and shareholders’ equity

When we acquire a business, a substantial portion of the purchase price of the acquisition may be allocated to goodwill and other identifiable intangible assets. The amount of the purchase price which is allocated to goodwill and other intangible assets is determined by the excess of the purchase price over the net identifiable assets acquired. The current accounting standards require that goodwill and intangible assets should be deemed to have indefinite lives, which should be tested for impairment at least annually (or more frequently if impairment indicators arise). Other intangible assets are amortized over their useful lives. For the year ended December 31, 2022, we recorded impairment losses of RMB 20.7 million (US$3.0 million).

Future declines in the results of our acquisitions and other factors could cause us to record an impairment of all or a portion of the relevant goodwill in the future. We may not be able to achieve our business targets for businesses we previously acquired or will acquire in the future, which could result in our incurring additional goodwill and other intangible assets impairment charges. Further declines in our market capitalization increase the risk that we may be required to perform another goodwill impairment analysis, which could result in an impairment of up to the entire balance of our goodwill based on the quantitative assessment performed.

Changes in the political and economic policies of the PRC government or in relations between China and the United States or other governments may materially and adversely affect our business, financial condition, and results of operations and may result in our inability to sustain our growth and expansion strategies.

Due to our operations in China, our business, results of operations, financial condition and prospects may be influenced to a significant degree by economic, political, legal and social conditions in the PRC or changes in government relations between China and the United States or other governments. There is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. China’s economy differs from the economies of other countries in many respects, including with respect to the level of development, growth rate, amount of government involvement, control of foreign exchange and allocation of resources. While China’s economy has experienced significant growth over the past four decades, growth has been uneven across different regions and among various economic sectors. The Chinese government has implemented various measures to encourage economic development and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. In addition, in the past the Chinese government implemented certain measures, including interest rate increases, to manage the pace of economic growth and prevent the economy from overheating. These measures may cause decreased economic activity in China, which may adversely affect our business and results of operations.

Additionally, the Chinese government has published new policies that significantly affect certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could require us to obtain additional permission from Chinese authorities to continue to operate our business in China, which may adversely affect our business, financial condition and results of operations.

Furthermore, statements made by the Chinese government have indicated an intent to increase the government’s oversight and control over offerings of companies with significant operations in China that are to be conducted in foreign markets.

Adverse changes in economic and political policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.

Substantially all of our business operations are currently conducted in the PRC, under the jurisdiction of the PRC government. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, and control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 20 years, growth has been uneven across different regions and among various economic sectors of China. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources.

Risks Relating to Our ADSs

The Nasdaq Capital Market imposes listing standards on our ADSs that we may not be able to fulfill, thereby leading to a possible delisting of our ADSs.

As a listed Nasdaq Capital Market company, we are subject to rules covering, among other things, certain major corporate transactions, the composition of our Board of Directors and committees thereof, minimum bid price of our ADSs and minimum stockholders equity. In order to comply with the minimum bid price rule, in November 2022 we adopted an ordinary share / ADS ratio change from one (1) Class ‘A’ ordinary being equal to one (1) ADS to 20 Class ‘A’ ordinary shares being equal to one (1) ADS.

On January 13, 2023, we received a Staff determination letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC notifying us of the Staff’s determination to delist our ADSs from The Nasdaq Capital Market due to our failure to comply with the minimum $2.5 million stockholders’ equity requirement for continued listing on The Nasdaq Capital Market unless we timely request a hearing before a Nasdaq Hearings Panel. We timely requested a hearing, which stayed any delisting or suspension action relating to our ADSs through the hearing, which took place in March. On March 22, 2023, we were notified by the Nasdaq Hearing Panel that our request for continued listing on The Nasdaq Capital Market was granted, subject to the requirement that we demonstrate on or before July 12, 2023 our compliance with the shareholder equity requirement, as outlined in Listing Rule 5550(b)(1) (the “Equity Rule”). The Panel advised that July 12, 2023 represents the full extent of the Panel’s discretion to grant continued listing while the Company is non-compliant.

Previously in 2022, we had received two additional Staff determination letters from the Listing Qualifications Department of Nasdaq notifying us of the Staff’s determination to delist our ADSs for our failure to comply with the continued listing requirements of the Nasdaq Capital Market. After hearings held with respect to the Staff’s determinations, we in each instance received the determination from Nasdaq Hearing Panel that we had regained compliance with the requirements to remain listed on The Nasdaq Capital Market.

If our ADSs were to be de-listed, selling our ADSs could be more difficult because smaller quantities of shares would likely be bought and sold, transactions could be delayed, and security analysts’ coverage of us may be reduced. In addition, in the event our ADSs are delisted, broker-dealers have certain regulatory requirements imposed upon them, which may discourage broker-dealers from effecting transactions in our ADSs, further limiting the liquidity thereof. These factors could result in lower prices for our ADSs and/or limit an investor’s ability to execute a transaction. In addition, a delisting could also greatly impair our ability to raise additional necessary capital through equity or debt financing and could lead to significant dilution to our stockholders caused by our issuing equity in financing or other transactions at a price per share significantly below the then market price.

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

As of March 31, 2023, our issued ordinary shares consisted of 108,068,440 Class A ordinary shares (excluding treasury shares and shares reserved for potential conversion of convertible dentures) and 3,573,100Class B ordinary shares. In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares will be entitled to one (1) vote per share, while holders of Class B ordinary shares will be entitled to ten (10) votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by its holder, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of Class B ordinary shares by a holder to any person or entity who is not an affiliate of the holder, or upon a change of ultimate beneficial ownership of the holder of any Class B ordinary share to any person or entity who is not an affiliate of the holder, such Class B ordinary shares will be automatically and immediately converted into the same number of Class A ordinary shares. We sold Class A ordinary shares represented by our ADSs in our initial public offering.

All of the issued and outstanding ordinary shares held by Dr. Chris Chang Yu through CRS Holdings Inc. and a portion of our ordinary shares held by Zhangjiang GU KE Company Limited and Zhijun Sihang Holdings Limited, respectively, have been re-designated as Class B ordinary shares. Dr. Chris Chang Yu, Zhangjiang GU KE Company Limited and Zhijun Sihang Holding Limited beneficially owned approximately 20.68%, 2.44% and 1.72%, respectively, of the aggregate voting power of our company as of the date of this annual report, due to the disparate voting powers associated with our dual-class share structure. As a result of the dual-class share structure and the concentration of ownership, these holders of Class B ordinary shares will have considerable influence over matters such as decisions regarding change of directors, mergers, change of control transactions and other significant corporate actions. They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial

Share ownership has remained as of the date of this annual report, and will remain, concentrated in the hands of our principal shareholders and management, who are and will continue to be able to exercise a direct or indirect controlling influence on us.

Our directors, officers and current five percent or greater shareholders and affiliated entities together beneficially owned approximately 40.77% of the voting power of our ordinary shares issued and outstanding as of the date of this annual report, and this concentration of share ownership will remain in the foreseeable future. As a result, these shareholders, acting together, have significant influence over all matters that require approval by our shareholders, including the election of directors and approval of significant corporate transactions. Corporate action might be taken even if other shareholders oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our company that other shareholders may view as beneficial.

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

Substantial future sales or perceived potential sales of ADSs in the public market, including upon the exercise of vested options and conversion of convertible securities, could cause the price of ADSs to decline.

Sales of substantial amounts of our ADSs, including upon the exercise of vested options and conversion of convertible debentures that we have issued, in the public market or at a discount to the market price, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through offerings of equity securities or securities convertible into or exchangeable for equity securities in the future. The ADSs sold in our initial public offering are freely tradable without restriction or further registration under the Securities Act, and shares held by our existing shareholders may be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and any applicable lock-up agreements. As of April 28, 2023, there were 148,130,095 ordinary shares outstanding (consisting of (i) 144,556,995 Class A ordinary shares, which included 1,322,853 escrow shares reserved for potential conversion of convertible debentures and (ii) 3,573,100 Class B ordinary shares. Sales of substantial amounts of ADSs in the public market or the conversion of convertible securities, or the perception that these sales or conversions could occur, could adversely affect the market price of our ADSs.

Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

Our memorandum and articles of association contain provisions which may have the effect of limiting the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our dual-class voting structure gives disproportionate voting power to the holders of our Class A and Class B ordinary shares. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

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

We are a business company incorporated under the laws of the British Virgin Islands. We conduct substantially all of our operations in China and substantially all of our assets are located in China, the world’s largest emerging market. In addition, certain of our directors and executive officers reside within China for a significant portion of a year or are PRC nationals and a substantial portion of their assets are within China. As a result, it could be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the United States federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the British Virgin Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. In addition, due to jurisdictional limitations, matters of comity and various other factors, the SEC, Department of Justice and other U.S. authorities may be limited in their ability to take enforcement actions, including in instances of fraud, against us or our directors and officers in China. In addition, shareholder claims that are common in the United States, including class action securities law and fraud claims, generally uncommon in China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the U.S. have not been efficient in the absence of mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We began our operations by incorporating AnPac Bio-Medical Science Co., Ltd., or AnPac Bio, in January 2010 as a British Virgin Islands, or BVI, business company limited by shares under the BVI Business Companies Act. On May 9, 2023, we changed our name to Fresh2 Group Limited to reflect our entry into the Asian e-commerce food business in the U.S.

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

We recently entered into the fast-growing Asian e-commerce food business in the U.S.

In October 2022, we established Fresh2 Technology to be the umbrella organization for this business. A team with extensive experience in the field was assembled to drive the project forward.

On January 28, 2023, we entered into an agreement with GISN (HK) LIMITED (“GISN”) to purchase 100% of the issued and outstanding equity interest of GISN, a technical solution and outsourcing consulting services provider focused on the digital, internet and Web 3 business transformation for start-ups and traditional enterprises to provides expertise in the development of e-commerce businesses.

On February 7, 2023, we entered into an agreement with Fresh2 Ecommerce Inc. to purchase 100% of the issued and outstanding equity interest in such company and expect to expand its reach in the US food market, targeting supermarkets.

On March 31, 2023, we entered into an Asset Purchase Agreement (the “EZ Agreement”) with Easy Hundred Inc. (“Easy Hundred”), a U.S.-based e-commerce company in the foodservice industry, through which we will acquire certain fixed assets of Easy Hundred and Easy Hundred’s intellectual property relating to ez100, 2Supply and 100WAY. Pursuant to the EZ Agreement, we agreed to purchase the intellectual property relating to ez100, 2Supply and 100WAY and certain fixed assets for the consideration of $8,149,595, payable in the form of $730,000 in cash and 17,665,702 Class ‘A’ ordinary shares of the Company. The initial closing of the transaction took place on March 31, 2023.

Our principal executive offices are located at 801 Bixing Street, Bihu County, Lishui, Zhejiang Province 323006, People’s Republic of China. Our telephone number at this address is +86-578-2051-666. Our registered office in the BVI is located at the office of Maples Corporate Services (BVI) Limited at Kingston Chambers, P.O. Box 173, Road Town, Tortola, BVI. Our agent for service of process in the United States is Fresh2 Group Inc, located at 1411 Broadway FL16 STE 24, New York NY 10018.

Investors should submit any inquiries to the address and telephone number of our principal executive offices. Our main website is www.anpacbio.com and https://fresh2.co/. The information contained on our website is not a part of this annual report.

The SEC maintains an Internet site (http://www.sec.gov) that contains our reports, proxy statements, and other information that we have submitted electronically with the SEC.

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

Our CDA technology provides a comprehensive platform, on which we have developed our CDA test and our proprietary CDA device. Our CDA test can detect and assess an individual’s overall cancer risk with high accuracy, including early stage cancer. We also offer combination tests that combine our CDA test with auxiliary tests based on other cancer screening and detection technologies to detect the risk of specific cancer types. We have historically primarily combined our CDA test with the biomarker-based test in our combination tests. We began offering a new combination test product named APCS in the second quarter of 2020, which combines our CDA test with the ct-DNA test. When we refer to our technology or tests as a “cancer screening and detection” technology or test, we refer to the detection and assessment of the risk of cancer occurrence, not to cancer diagnosis.

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

Our CDA technology provides a highly accurate, early-stage risk assessment of the occurrence of cancer. As of December 31, 2022, our CDA technology had been shown in numerous retrospective validation studies to be able to detect the risk of 26 cancer types with high sensitivity and specificity rates. These 26 cancers accounted for over 80% of the cancer incidences in China from 2013 to 2018, according to Frost & Sullivan. Our CDA technology requires only a standard blood sample from a tested individual, which minimizes the inconvenience and invasive procedures and avoids the harmful side effects that are inherent to many other technologies.

We have established a test database that as of December 31, 2022 consisted of over 280,095 blood samples of various age, sex and disease groups. Our database includes approximately 239,759 samples from our commercial CDA-based tests and approximately 44,653 samples from our research studies. We believe that we rank among the leaders of companies offering next-generation early cancer screening and detection technologies in terms of the total volume of commercial and clinical samples for cancer screening and detection and in terms of the volume of commercial cancer screening and detection tests conducted.

In late February 2023 we received the first payment from a Malaysian customer who had signed a US$1.5 million purchase contract for our Model AP9080 cancer detection devices. The Model AP9080 cancer detection device is based on our patented, novel multi-cancer testing technology named Cancer Differentiation Analysis Technology (CDA). This was the first major sale of our cancer detection device into the Southeast Asia region and marks our entry into the global cancer detection equipment market, as well as confirmation of our novel technology, reputation, and capability to penetrate the vast global market for cancer detection.

We are continuing our multi-year and multi-cancer test follow-up study in the PRC. As of Feb 22, 2023, the study has enrolled over 18,000 individuals from a general population of 230,000 persons located in China. The test subjects were tested using our CDA method. We believe that the study is one of the largest multi-year and multi-cancer follow-up studies in the world. The multi-year study fully validated that the CDA method is a multi-cancer detection method which is capable of detecting multiple cancer types with statistical significance. We believe that the CDA method may become a cost effective, multi-cancer screening method.

We have established two clinical laboratories in China and one clinical laboratory in the U.S. Our principal laboratory is a licensed biomedical clinical laboratory located in Lishui, Zhejiang Province, China, where we perform our commercial CDA-based tests (including our CDA tests and combination tests), as well as a variety of other tests (including immunological and biochemical tests). Our laboratory in Haikou, Hainan Province, China is a licensed genomics clinical laboratory where we perform gene sequencing tests. In addition to these two clinical laboratories, we also have a research and development center located in Shanghai, China, where we develop our next-generation cancer screening and detection technology and tests. In the United States, we obtained a CLIA Certificate of Registration for our laboratory in Philadelphia, Pennsylvania. We have applied for a Pennsylvania state laboratory permit and plan to seek accreditation from CAP for this new laboratory. Our Philadelphia laboratory is equipped to perform our CDA tests and biochemical tests. The biochemical tests are cancer tumor biomarker tests. We plan to also conduct COVID-19 antibody tests in these two laboratories. We have entered into research agreements with U.S. universities and academic medical centers and are in discussions with other U.S. hospitals, medical institutions, CROs, managed care companies and other health organizations, to conduct research studies on our CDA technology. Our Philadelphia laboratory is currently conducting research using the CDA technology and plans to conduct a correlation study with another qualified laboratory to validate a COVID-19 antibody test using Roche’s FDA authorized equipment.

We performed our first commercial CDA-based test in China in 2015 and have generated revenue since then. The number of commercial CDA-based tests (inclusive of CDA tests and combination tests) we sold were 41,354 in 2020, 38,628 in 2021 and 30,390 in 2022. In mid-2020, we launched two new products, including our ADME immunology test and APCS cancer screening and detection test (which is included in our combination tests). Our revenue from sales of cancer screening and detection tests amounted to RMB18.5 million in 2020, RMB 14.9 million in 2021 and RMB 8.1 million (US$1.2 million) in 2022. We have not as yet commenced marketing our CDA test as a laboratory developed test.

We recently entered into the fast-growing Asian e-commerce food business in the U.S. In October 2022, we established Fresh2 Technology to be the umbrella organization for this business. A team with extensive experience in the field was assembled to drive the project forward. In February 2023, we acquired Fresh2 Ecommerce (“Fresh2”) and expect to expand its reach in the US food market, targeting supermarkets. This acquisition is expected to accelerate the development of a B2B e-commerce platform for Asian food products. The acquisition of GISN (HK) LIMITED (“GISN”), a technical solution and outsourcing consulting services provider focused on the digital, internet and Web 3 business transformation for start-ups and traditional enterprises in late January 2023 provides expertise in the development of e-commerce businesses. In March 2023, we entered into an Asset Purchase Agreement (the “EZ Agreement”) with Easy Hundred Inc. (“Easy Hundred”), a U.S.-based e-commerce company in the foodservice industry, through which we will acquire certain fixed assets of Easy Hundred and Easy Hundred’s intellectual property, including a full set of e-commerce platform source codes, covering websites, apps, and management systems.

We believe that we have built a core R&D team and have a comprehensive B2B e-commerce platform. We intend to assist supermarket operators and restaurant owners in selecting food suppliers more efficiently and in the future to provide one-stop fulfillment services from food sourcing to last-mile delivery. In the future, the Company intends to assist supermarket operators and restaurant owners in selecting food suppliers more efficiently and expects to be able to provide one-stop fulfillment services from food sourcing to last-mile delivery.

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

Analytical Validation

We have conducted numerous research studies on our CDA technology’s utility and accuracy. Since 2015, we have completed 25 research studies on our CDA technology with hospitals and medical institutes in China. Among them, the results of 18 research studies on which we collaborated with five Chinese hospitals and medical institutes have been published at ASCO annual meetings, a famous international medical journal Expert Review of Molecular Diagnostics and other medical conferences and in medical journal supplements. We have also completed an additional ten unpublished research studies with nine hospitals and medical institutes in China. As of March 31, 2023, we had tested more than 281,994 blood samples collected from various age, sex and disease groups, including over 237,206 samples from our commercial CDA-based tests and over 44,788 samples from our research studies.

Our research studies have demonstrated that our CDA technology can detect the risk of multiple cancers with high sensitivity and specificity rates. We have used meta-analysis to analyze the resulting data of all completed research studies for a specific cancer type up to December 31, 2022 and calculated our CDA technology’s sensitivity and specificity rates for that cancer type. Meta-analysis is a statistical analysis of a large collection of analysis results from individual studies for the purpose of integrating the findings. The following table sets forth the sensitivity and specificity rates of our CDA technology in detecting 26 cancers based on our completed research studies up to December 31, 2022:

	Aggregate
Cancer Type	Sample Size	Sensitivity	Specificity	Publication Information(1)
Lung Cancer	2,277	82.4%	83.0%	2015 ASCO Annual Meeting, J Clin Oncol 33, e12578, 2015 (co-author: Cancer Hospital of Chinese Academy of Medical Sciences); 2015 Nobel Prize Laureate Summit on Biomedical Sciences (co-authors: Shanghai Changhai Hospital and School of Life Science of Fudan University); 2015 Annual Congress of Chinese Thoracic Society; 2017 ASCO Annual Meeting, J Clin Oncol 35, e23131, 2017 (co-authors: Shanghai Changhai Hospital and School of Life Science of Fudan University); 2019 ASCO Annual Meeting, J Clin Oncol 37, e20673, 2020 (co-authors: Shanghai Changhai Hospital and Lishui Central Hospital)
Cerebral Cancer	93	89.2%	89.9%	2019 ASCO Annual Meeting, J Clin Oncol 37, 2019 (suppl; abstr 2040)
Nasopharyngeal Cancer	188	86.6%	89.1%	N/A
Oral Cancer	60	78.3%	90.8%	N/A
Laryngeal Cancer	61	93.4%	88.0%	N/A
Thyroid Cancer	39	100.0%	83.6%	N/A
Esophageal Cancer	2,253	85.8%	93.0%	2015 ASCO Annual Meeting, J Clin Oncol 33, e15059, 2015 (co-author: Shanghai Changhai Hospital); 2015 Nobel Prize Laureate Summit on Biomedical Sciences (co-authors: Shanghai Changhai Hospital and Fudan University Shanghai Cancer Center); 2017 Gastrointestinal cancers Symposium (San Francisco), J Clin Oncol 35, 2017 (suppl 4S; abstract 42)
Lymphoma	528	87.1%	92.4%	N/A
Breast Cancer	493	74.6%	92.2%	2015 San Antonio Breast Cancer Symposium(10.1200/JCO.2015.33.28_Suppl.13)
Liver Cancer	804	92.3%	93.2%	2015 ASCO Annual Meeting, J Clin Oncol 33, e12578, 2015 and e22171, 2015 (co-author: Lishui Central Hospital, the Fifth Affiliated Hospital of Wenzhou Medical University)
Bile Duct Cancer	26	87.5%	94.0%	N/A
Gallbladder Cancer	28	100.0%	63.4%	N/A
Pancreatic Cancer	162	89.3%	90.6%	N/A
Gastric Cancer	1,438	88.7%	93.8%	N/A
Kidney Cancer	55	88.9%	77.7%	N/A
Bladder Cancer	29	72.4%	88.3%	N/A
Colon Cancer	884	89.4%	91.2%	2015 ASCO Annual Meeting, J Clin Oncol 33, e12578, 2015 (co-author: Lishui Central Hospital, the Fifth Affiliated Hospital of Wenzhou Medical University); 2017 Gastrointestinal cancers Symposium (San Francisco), J Clin Oncol 35, 2017 (suppl 4S; abstract 564)
Rectum Cancer	653	89.2%	88.0%	N/A
Duodenal Cancer	32	84.4%	87.5%	N/A
Prostatic Cancer	46	90.7%	93.2%	N/A
Cervical Cancer	401	87.0%	90.2%	2020 Shenzhen New Horizons in Cancer Research
Ovarian Cancer	474	90.5%	90.1%	2020 Shenzhen New Horizons in Cancer Research
Uterine Cancer	164	87.2%	92.3%	N/A
Leukemia	196	77.6%	88.0%	N/A
Bone Cancer	12	91.7%	91.0%	N/A
Skin Cancer	18	88.9%	93.7%	N/A

Note:

(1)	For each specific cancer type shown in the table above, the references in this column “Publication Information” indicate the medical conferences and medical journal supplements where we have published any research results for that cancer type up to December 31, 2022, while “N/A” means that none of our completed research studies of that cancer type had been published up to December 31, 2022.

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

We typically call a tested individual for the first time within 15 days (for individuals with high-risk results), three months (for those with medium risk results) or six months (for those with low-risk results), after issuing a cancer risk assessment report for a tested individual. We also have subsequent phone consultations with the tested individuals on an annual basis. During these consultations, our customer support and service personnel typically ask the tested individuals with medium or high risks of cancer about, among other things, their health conditions, whether or not they have taken follow-up checkup tests as we suggested in the cancer risk assessment reports, and the relevant follow-up diagnoses or test results, if any. As of April 15, 2023, we had contacted over 31,376 tested individuals, of whom 18,306 individuals gave us substantive feedback regarding their health conditions and disease development, and among them, 1,101 were previously tested as having high risk of cancer, 172,050 with medium risk of cancer and the rest with low risk of cancer. Based on the feedback from these calls, 2,882 of the tested individuals had been diagnosed with various major diseases or cancers by third-party hospitals and medical institutions within two years of taking our CDA-based tests, including 252 cases with cancers, 1,470 with pre-cancer diseases or benign tumors, and 1,160 with major non-cancerous diseases. All of these 22,882 individuals were previously tested as having medium or high risk of cancer. Among those 1,101 and 15,050 individuals tested with high and medium risk of cancer, respectively, 252 (or 22.8%) and 2,630 (or 17.5%) had been diagnosed with cancers, pre-cancer diseases or major non-cancerous diseases, respectively. As it may take years for diseases to progress into cancers or pre-cancer or major non-cancerous diseases, we expect that the percentage of cancer occurrence among these 18,306 cases will likely increase over time.

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

Prognosis and recurrence

Prognosis refers to an assessment of whether and how a patient responds to cancer treatment. Effective prognostic tools can help oncologists dynamically monitor cancer treatment progression, make necessary and timely adjustments to cancer treatment, and correctly predict a patient’s treatment outcome, such as the survival rate—the percentage of people in a patient group who will be alive for a period of time, the survival time—life expectancy after diagnosis, and whether or not they will go into remission. In some circumstances, prognosis can be effective even before the cancer treatment starts. Recurrence means return of cancer after the patient has been treated and has gone into remission and happens more frequently for certain cancer types. Patients who have gone into remission have a substantially higher risk of cancer recurrence than the general population. It is therefore important to have technologies to detect cancer recurrence timely, cost-effectively and without side effects. Because biophysical properties in the blood increase or decrease progressively in a statistically significant way from healthy state to late-stage cancer states, we believe that our CDA technology can be used for prognosis of cancer treatment outcomes and for detecting the risk of cancer recurrence.

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

Commercialization

China

In China, we have established clinical laboratories in Lishui, Zhejiang Province and Haikou, Hainan Province. We obtained the medical institutional practice license from the NHC in 2016 and 2015, respectively, for these two laboratories to conduct medical tests, each for a five-year term. Our Lishui laboratory conducts substantially all of our commercial CDA-based tests (including our CDA tests and combination tests), as well as a variety of other tests (including immunology and biochemical tests). In 2020, we launched our ADME immunology test and APCS cancer screening and detection test (which combines our CDA test with the ct-DNA test and is a type of combination test). Both of these new tests are conducted at our Lishui laboratory. We performed our first commercial CDA-based test in 2015 and have generated revenue in China for four consecutive years. The number of our commercial CDA-based tests we sold were 41,354 in 2020, 38,628 in 2021 and 30,390 in 2022.

In addition to our CDA-based tests, we design annual physical checkup plans for certain of our corporate and life insurance company customers as value-added services and to facilitate these customers to procure physical checkup services from third-party physical checkup service providers. We also sell annual physical checkup packages to our customers, which are designed to include our CDA-based tests as part of the physical checkup services. We outsource a substantial portion of these checkup services in these packages to qualified physical checkup institutions. For the year ended December 31, 2022, we had completed total sales of RMB 1.6 million physical checkup packages.

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

We believe that our research and development team possess industry-leading expertise in the early cancer screening and detection field. As of December 31, 2022, this team had 21 members, including four with M.D. degrees and three with Ph.D. degrees. Our research and development team has a multi-disciplinary background, and most members of this team specialize in areas related or helpful to the development of our CDA technology and device, including mechatronics, physics, biomedical science or computer science. Our co-founder, Dr. Chris Chang Yu, our vice president in charge of R&D, Mr. Xuedong Du, and our chief medical officer, Dr. He Yu, have led our research and development team since our inception, leveraging their multi-disciplinary expertise and industry experience. These key members have spearheaded our research and development team in achieving a number of technological breakthroughs, including the design and fabrication of the microfluidic device—the key functioning component of our CDA device—and the testing of multiple cancers in a single blood test. Since 2015, our research and development team had published 15 articles on ASCO and other medical conferences and medical journal supplements to demonstrate our CDA technology’s clinical utility.

Our joint technical paper on novel Cancer Differentiation Analysis (CDA) Technology for multi-cancer screening with multiple leading medical institutions was accepted and published online on November 30, 2021 by the Expert Review of Molecular Diagnostics, a peer-reviewed international medical journal that has an impact factor of 5.2.

At the 113th Annual Meeting of the American Association for Cancer Research (AACR) held during April 8 to 13, 2022, Fresh 2 Group presented and published the paper “CDA Technology Based on Innovative Biophysics” in the form of a poster. A Novel Bio-Physical Based CDA Approach to Lung Cancer Therapeutic Response. The co-authors of the paper are the State Key Laboratory team from the School of Life Sciences of Fudan University, a well-known university in China, and the excellent medical team from Shanghai Changhai Hospital.

We have invested significantly in research and development since our inception. Our research and development expenses were RMB11.6 million, RMB16.2 million and RMB9.5 million (US$1.4 million) in the years ended December 31, 2020, 2021 and 2022, respectively.

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

We also entered into a research project agreement with a university in Shanghai in May 2019. In this ongoing research project, this university will provide us with approximately 15,000 blood samples for our research studies for multiple purposes, including early cancer screening and detection of multiple cancer types (including lung and esophageal cancers), as well as assistance in diagnosis, prognosis and recurrence. A population-based cohort study, the Prospective Population-based Cohort Study (the “PPCS”) was designed to further explore the performance of CDA test. Eligible participants were aged over 40 years and recruited from five communities in Changning District, Shanghai, China. Participants with a confirmed history of cancer at enrollment were excluded. As of December 31, 2022, a total of 1,957 participants were enrolled in the study, and all participants had a CDA test at baseline, with no further series of tests were performed.

Studies for Assistance in Diagnosis, Prognosis and Recurrence

Since May 2017, we have been working with a hospital in Shanghai on a research study on our CDA technology primarily for assistance in diagnosis, prognosis and recurrence. Under this ongoing study, this hospital is expected to provide us with approximately 1,600 blood samples. As December 31, 2022, 249 blood samples are collected from patients diagnosed with different subtypes of lung, colorectal, gastric, breast and pancreatic cancers and at different stages of cancer development. By analyzing the pre- and post-treatment CDA values of these patients, we have found correlations between the changes in a patient’s CDA values and the cancer treatment that the patient has received.

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

Our marketing is focused on expanding the market awareness of our cancer screening and detection test and continuously growing our customer base. We primarily deploy our own sales and marketing personnel to market our tests. As of December 31, 2022, we had 9 sales and marketing personnel. In addition to conducting direct sales to our existing customers, our sales and marketing personnel prepare and deliver our brochures and product presentations to potential customers and attend academic conferences and industrial exhibitions to advertise our CDA technology and tests. Our sales and marketing personnel are generally well trained and educated about the complexities of our tests, and they typically have extensive experience in the cancer early screening and detection field or other medical areas. As our business grows, we plan to build up our sales and marketing team and strengthen our own sales network in China.

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

We have developed an early and strong patent position related to our CDA technology, and we continuously seek patent coverage over its new applications. As of March 31, 2023, we had filed 260 patent applications globally; among them, 155 patents had been granted, including 22 patents granted in the United States, 68 in greater China (including eight in Taiwan), and 65 in other countries and regions. Our granted patents are expected to expire between 2031 and 2037. As of the same date, we also had 105 pending patent applications, consisting of 27 in the United States, 36 in greater China (including one in Taiwan), 32 in other countries and regions, and four patent cooperation treaty, or PCT, applications.

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

As of March 31, 2023, we held 28 trademarks in greater China, and nine trademarks and three pending trademark applications in the US. In addition, as of the same date, we had 19 domain names.

As of March 31, 2023, we had filed 237 patent applications globally; among these, 142 patents have been granted, including 65 in greater China (including eight in Taiwan) and 20 in the United States, and 95 patent applications were pending in China, the United States and other countries and regions. Our patent applications broadly cover apparatus and methods for early stage disease detection, and they strategically encompass important specific embodiments of these apparatus and methods.

Our E-Commerce Food Business

The market

The Asian food supply sector is rapidly expanding, presenting what we believe is a significant market opportunity. In the US, the restaurant ingredient supply market is valued at $300 billion annually. The annual market for Asian food ingredients in the US is valued at $18 billion. We believe that despite the industry's size, there is still ample room for growth and optimization within the Asian food supply chain in the United States.

Business development

In October 2022, we established Fresh2 Technology as the umbrella organization for our new B2B food market business in the US. We assembled a team with extensive experience in the field to drive the project forward.

In February 2023, we acquired Fresh2 Ecommerce (“Fresh2”) to expand our reach in the US food market, targeting supermarkets. This acquisition is expected to accelerate the development of a B2B e-commerce platform for Asian food products. The acquisition of GISN in late January 2023 brought in expertise in the development of e-commerce businesses. GISN is a highly-qualified service provider with extensive experience in transitioning traditional operations to digital models from a technological perspective.

On March 31, 2023, we entered into an asset purchase agreement with Easy Hundred Inc. (“Easy Hundred”), a U.S.-based e-commerce company in the foodservice industry, through which we will acquire certain fixed assets intellectual property relating to ez100, 2Supply and 100WAY. The intellectual property includes a full set of e-commerce platform source codes, covering websites, apps, and management systems.

Our operations

Fresh2's business operations are built around an advanced e-commerce platform that will connect food suppliers and supermarket operators and restaurant owners in the US. Our platform includes mobile applications and a website, providing clients with convenient access to a wide range of high-quality Asian food and foodservice products and ingredients. As of April 2023, our sales reached approximately $200K, a strong indication of the potential of our business model. We believe that our focus on creating a user-friendly and streamlined experience for clients has been a key factor in driving sales. In addition to our online platform, we also have a dedicated sales team that actively engages with potential clients throughout the US. Our business operations are optimized for efficiency, sustainability and scalability, enabling us to achieve our vision of transforming the Asian food supply chain industry in the US.

Our goal is to assist supermarket operators and restaurant owners in selecting food suppliers more efficiently and to provide one-stop fulfillment services from food sourcing to last-mile delivery. We intend to construct a B2B e-commerce platform and food supply chain network for Asian food products in the US, connecting food suppliers and supermarket operators and restaurant owners, and creating an internet ecosystem for the Asian food industry.

Our vision is to disrupt the Asian food supply chain industry in the US through the implementation of an advanced e-commerce platform. Our aim is to provide an unparalleled experience for clients, connecting them with top suppliers and offering a wide range of high-quality Asian food ingredients and products at competitive prices. We intend to streamline and optimize the entire supply chain, creating a more efficient and sustainable system that will benefit all stakeholders, including clients, suppliers, and the industry at large.

We believe that the traditional food supply industry is ripe for disruption, and Fresh2's advanced e-commerce platform is poised to lead the charge. Our disruptive business model will make it easier for clients to source products directly from suppliers, reducing the need for intermediaries and allowing for greater transparency in the supply chain. The e-commerce platform provides real-time data and analytics, empowering businesses to make data-driven decisions and improve their operations. In contrast, traditional food supply companies are limited by their reliance on outdated systems and processes that can be both time-consuming and expensive.

Our goal is to build long-lasting partnerships and transform the industry by becoming the go-to provider of high-quality Asian food ingredients and products. The team at Fresh2 consists of experienced professionals using cutting-edge technology, who are committed to delivering exceptional products.

Legal Proceedings

On September 2, 2022, three investors (the “Plaintiffs”) in the Company’s May 2022 private placements filed an action against the Company in the State of Delaware Court of Chancery, Chen Wenge, et al. v. Fresh2 Group Limited, C.A. No. 2022-0779-PAF (the “Action”). The Plaintiffs sued the Company for breaches of the investment agreements of May 2022. The Plaintiffs claimed that the entry into certain investment agreements and a merger agreement breached or would breach the terms of the plaintiffs’ (and several other investors’) securities purchase agreements, including a right of first refusal and a prohibition against certain acquisitions and changes of business. The Court issued a temporary restraining order concerning enforcement of the private placements on September 3, 2022, amended the temporary restraining order on September 9, 2022, and further amended the temporary restraining order on September 23, 2022 (“TRO”). In order to settle the Action, on October 15, 2022, the Company entered into Stock Repurchase Agreement with the Plaintiffs and all other investors in the May 2022 private placements with the original investment of $3 million, who beneficially owned an aggregate of 12,492,283 ordinary shares (“Shares”) of the Company and warrants to purchase a total of 2,475,000 ordinary shares at various exercise prices (the “Warrants,” together with the Shares, the “Securities”), for total consideration of $1.5 million. The Company fully settled the Action by October 27, 2022. In connection with the settlement, by November 7, 2022, Yuyang Cui and Jiawen Kang resigned from the Board of Directors and Yuyang Cui resigned as co-CEO of the Company. The related warrants bought back were fully canceled and the ordinary shares bought back become the Company’s treasury shares.

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

Regulations Relating to Overseas Securities Offering and Listing

On February 17, 2023, CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and its five ancillary guidelines, or the Trial Administrative Measures, which become effective on March 31, 2023. The Trial Administrative Measures stipulate that, PRC domestic companies that seek to offer and list securities in overseas markets, either through direct or indirect means, are required to complete the filing procedure with the CSRC. According to the Trial Administrative Measures, the issuer or its affiliated domestic company, is required to file with the CSRC: (i) with respect to its initial public offering and listing and its subsequent securities offering in an overseas market different from the market where it has listed, within three business days after its submission of listing application documents to the relevant regulator in the place of intended listing, (ii) with respect to its follow-on offering in the same overseas market where it has listed, within three business days after completion of such follow-on offering, (iii) with respect to listing by means of single or multiple acquisitions, share swap, transfers of shares and similar transactions, within three business days after its initial filing of the listing application or the first public announcement of the transaction, as case may be. The Trial Administrative Measures also explicitly forbid overseas offering and listing, if any of the following is applicable: (i) that is explicitly prohibited by specific laws and regulations, (ii) that constitutes threat to or endanger national security as reviewed and determined by competent departments of the State Council, (iii) the PRC domestic company, its controlling shareholders or actual controllers are involved in certain criminal crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years, (iv) the PRC domestic company is currently under investigations for suspicion of criminal offenses or major violations of laws and regulations, and no conclusion has yet been made thereof; or (v) there are material ownership disputes over equity held by the PRC domestic company’s controlling shareholder(s) or by other shareholder(s) that are controlled by the controlling shareholder(s) and/or actual controller. Furthermore, an issuer is required to report to the CSRC within three business days after occurrence of any the following events: (i) its change of control; (ii) its being subject to investigation or sanctions by any overseas securities regulators or overseas authorities; (iii) its change of listing status or listing segment; (iv) voluntary or mandatory delisting; and (v) material change of its principal business operations to the extent that it ceases to be subject to the filing requirements of the Trial Administrative Measures. Failure to comply with the filing requirements may result in an order of rectification, a warning and fines up to RMB10 million to the non-compliant domestic companies, and the directly responsible persons of the companies will be warned and fined between RMB500,000 and RMB5 million. If the controlling shareholder and the actual controller of the non-compliant companies organizes or instigates the breach, they will be fined between RMB1 million and RMB10 million.

On February 24, 2023, CSRC released the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Companies, or the Confidentiality and Archives Administration Provisions, which will take effect on March 31, 2023. The Confidentiality and Archives Administration Provisions stipulate that, if domestic companies offer the securities in overseas market, domestic companies and securities companies and securities service institutions providing relevant services shall strictly comply with the relevant laws and regulations of PRC, enhance the legal awareness of protecting state secrets and archive administration, establish and improve the system for confidentiality and archive work, take necessary measures to implement the obligations of confidentiality and archive administration, and shall not divulge state secrets and work secrets of state organs or harm state and public interests.

Regulation on Medical Devices and Medical Institutions

Medical Institutions Laws and Regulations

The Regulation on the Administration of Medical Institutions as promulgated by the State Council of the PRC on February 1994 and revised in 2016 and 2022 provides the requirements for the establishment and administration of medical institutions. The establishment of medical institutions must comply with local governments’ plans for the establishment of medical institutions and the basic standards for medical institutions. To establish a medical institution, an entity or individual shall be subject to the examination and approval of the health administrative department of the local government at or above the county level and obtain the written approval for the establishment of medical institutions. A medical institution providing relevant services must register and obtain a medical institution practice license. An entity or individual that has not obtained a medical institution practice license may not carry out diagnosis or treatment activities. The revised Rules for Implementation of the Administrative Regulation on Medical Institutions as promulgated by the NHFPC in February 2017 further regulates the approval on establishment, registration, validation, naming and practice of medical institutions. Our PRC subsidiaries, Lishui Laboratory and Shiji Hainan, obtained their medical institution practice licenses in 2021 and 2018, respectively.

The Regulation on the Administration of Biosafety of Pathogenic Microorganism Laboratories as promulgated by the State Council of the PRC on November 2004 and revised in 2016 and 2018 provides the requirements for the establishment and administration of Pathogenic Microorganism Laboratories. Pathogenic Microorganism Laboratories refer to the laboratories engaged in research, teaching, testing and diagnosis related to pathogenic microorganisms and microbial bacteria (viruses). The Pathogenic Microorganisms Laboratories are graded into four Grades, which are Grade I, Grade II, Grade III and Grade IV, according to their biosafety protection level against pathogenic microorganisms and in accordance with the provisions of the national standards for laboratory biosafety. The establishment, re-establishment and expansion of Grade I and Grade II pathogenic microorganism laboratories shall be filed with the competent health department or veterinary department of the people's government of a city divided into districts. Grade I and Grade II pathogenic microorganism laboratories shall not engage in experiments on highly pathogenic microorganisms. Our PRC subsidiary, Lishui Laboratory, obtained its Grade II Pathogenic Microorganism Laboratory Record-filing Certificate in 2022.

The Measures for the Administration of Clinical Gene Amplification Testing Laboratories in Medical Institutions as promulgated by Ministry of Health in December 2010 provides the requirements for medical institutions to carry out clinical gene amplification test technique. Clinical gene amplification testing laboratory refers to a laboratory that detects specific DNA or RNA by amplification and to perform disease diagnosis, treatment monitoring and prognosis determination. The PRC Ministry of Health is responsible for supervising and administering clinical gene amplification testing laboratories in medical institutions nationwide. The health administrative authorities at the provincial level are responsible for supervising and administering clinical gene amplification testing laboratories in medical institutions within their respective administrative regions. This regulation also provides the examination and establishment of clinical gene amplification testing laboratories, laboratory quality management and laboratory supervision and management. Our PRC subsidiary, Shiji Hainan, obtained its Certificate of Clinical Gene Amplification Testing Laboratory in 2016, and obtained its Qualified Certificate of Clinical Gene Amplification Testing Laboratory in Quality Evaluation Activity from 2017 to 2020.

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

The Measures for the Supervision and Administration of the Operation of Medical Devices, as amended by NMPA in March 2022, which came into effect in May 2022, regulates entities that engage in business activities involving medical devices in the PRC. Business activities involving medical devices are regulated in accordance with the medical devices’ risk levels. No registration or license is required for business activities involving Class I medical devices. Registration is required for business activities involving Class II medical devices. A license is required for business activities involving Class III medical devices. Our PRC subsidiary, AnPac Lishui, obtained its Class II medical device manufacture license and registration certificate for our CDA device in 2020.

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

Regulation Related to Food Operation

In accordance with the PRC Food Safety Law, promulgated on February 28, 2009 and latest amended on April 29, 2021, and the Implementation Regulations of PRC Food Safety Law, issued on July 20, 2009 and latest amended on October 11, 2019 and effective on December 1, 2019, with the purpose of guaranteeing food safety and safe guarding the health and life safety of the public, the PRC sets up a system of the supervision, monitoring and appraisal on the food safety risks, compulsory adoption of food safety standards. To engage in food production, sale or catering services, the business operators shall obtain a license in accordance with the laws and regulations. Furthermore, the State Council implements strict supervision and administration for special categories of foods such as healthcare food, special formula foods for medical purposes and infant formula. Violations of these law and measures may result in civil liabilities and administrative penalties, such as compensation for damages, fines, suspension or shutdown of business, as well as confiscation of tools, equipment, raw materials and other articles used in the illegal food production or trading, or even criminal penalties.

The Administrative Measures for Food Operation Licensing promulgated by the State Food and Drug Administration of the PRC, or the SFDA, on August 31, 2015 and amended on November 17, 2017 and effective on the same day, regulates the food operation licensing activities, strengthens supervision and management of food operation, and ensures food safety. Food operation operators shall obtain the food operation license, or the Food Operation Permit, for each business venue where they engage in food operation activities. The food operation license is valid for five years. Food operation operators shall properly keep their food operation licenses, and shall not forge, alter, resell, rent, lend, or transfer any food operation licenses. Those who fail to obtain a food operation license and engage in food operation activities shall be punished by the local food and drug administrative authorities at or above the county level according to these measures and PRC Food Safety Law.

In July 2016, the SFDA promulgated the Measures for Investigation and Handling of Illegal Acts Involving Online Food Safety, which was amended on April 2, 2021, pursuant to which a third-party platform provider for online food trading in the PRC shall file a record with the food and drug administration at the provincial level and obtain a filing number. Where an online food trading third-party platform provider fails to complete such filing, the provider may be ordered to make rectifications and given a warning by the competent food and drug administration, and failure to make such rectification may be subject to fines ranging from RMB5,000 to RMB30,000.

Regulation Related to E-commence and Online Trading

On August 31, 2018, the National People’s Congress promulgated the PRC E-Commerce Law, which became effective on January 1, 2019, and aims to regulate the e-commerce activities conducted within the territory of the PRC. Pursuant to the E-Commerce Law, an e-commerce platform operator shall (i) collect, verify and register the truthful information submitted by the third-party merchants that apply for selling products or providing services on its platform, including the identities, addresses, contacts and licenses, establish registration archives and update such information on a regular basis; (ii) submit the identification information of the third-party merchants on its platform to market regulatory administrative department in accordance with regulations and remind the third-party merchants to complete the registration with market regulatory administrative department; (iii) submit identification information and tax-related information of the third-party merchants on its platform to tax authorities in accordance with the laws and regulations regarding the administration of tax collection and remind the individual third-party merchants to complete the tax registration; (iv) record and retain the information of the products and services and the transaction information on its platform for no less than three years; (v) display the platform service agreement and the transaction rules or links to such information on the homepage of the platform; (vi) display the noticeable labels regarding the products or services provided by the platform operator itself on its platform, and take liabilities for such products and services; (vii) establish a credit evaluation system, display the credit evaluation rules, provide consumers with accesses to make comments on the products and services provided on its platform, and restrain from deleting such comments; and (viii) establish intellectual property protection rules, and take necessary measures when any intellectual property rights holder notify the platform operator that his intellectual property rights have been infringed.

An e-commerce platform operator may be subject to warnings and fines up to RMB2,000,000 where it fails to take necessary measures when it knows or should have known that the products or services provided by the third-party merchants on its platform do not meet the personal or property safety requirements or such third-party merchants’ other acts may infringe on the lawful rights and interests of the consumers. In addition, an e-commerce platform operator shall take joint liabilities with the relevant third-party merchants on its platform and may be subject to warnings and fines up to RMB2,000,000 where it fails to take necessary measures, such as deleting and blocking information, disconnecting, or terminating transactions and services, when it knows or should have known that the third-party merchants on its platform infringe any intellectual property rights of any other third party. With respect to products or services affecting the consumers’ life and health, if an e-commerce platform operator fails to verify the third-party merchants’ qualification or fails to fulfill its obligations to safeguard the safety of consumers, which results in damages to the consumers, it shall take corresponding liabilities and may be subject to warnings and fines up to RMB2,000,000.

On March 15, 2021, the SAMR has issued the Measures for the Supervision and Administration of Online Transactions, or the Measures for Online Transaction, which took effect on May 1, 2021. Measures for Online Transaction reinforces the operation requirements as provided under the PRC E-Commerce Law and the principles of legality, rationality and necessity in the collection and use of the users’ information and disclosure of the rules, purposes, methods and scopes of collection and use of user information specified in the Cyber Security Law. It also provides that the business operator through online platform (i) shall not use false transactions, fabricated user review etc to conduct false or misleading business promotion, so as to defraud or mislead consumers; (ii) shall not eliminate or restrict competition, damage or ruin the competitor’s reputation; (iii) shall not force consumers to agree with the collection and use of their personal information that is not directly related to such operator’s business activities by means of general authorization, default authorization, bundling with other authorization, termination of installation and use.

Regulation Related to Internet Security and Privacy Protection

On May, 2020, the National People’s Congress of the PRC approved the Civil Code of the PRC, which came into effect on January 1, 2021. Pursuant to the Civil Code of PRC, the personal information of a natural person shall be protected by the law. Any organization or individual that need to obtain personal information of others shall obtain such information legally and ensure the security of such information, and shall not illegally collect, use, process or transmit personal information of others, or illegally purchase, sell, provide or make public personal information of others.

On November 7, 2016, the National People’s Congress Standing Committee promulgated the Cyber Security Law which came into effect on June 1, 2017 and applies to the construction, operation, maintenance and use of networks as well as the supervision and administration of cybersecurity in China. The Cyber Security Law defines “networks” as systems that are composed of computers or other information terminals and relevant facilities used for the purpose of collecting, storing, transmitting, exchanging and processing information in accordance with certain rules and procedures. “Network operators,” who are broadly defined as owners and administrators of networks and network service providers, are subject to various security protection-related obligations, including: (i) complying with security protection obligations in accordance with tiered cybersecurity system’s protection requirements, which include formulating internal security management rules and manual, appointing cybersecurity responsible personnel, adopting technical measures to prevent computer viruses and cybersecurity endangering activities, adopting technical measures to monitor and record network operation status and cybersecurity events; (ii) formulating cybersecurity emergency response plans, timely handling of security risks, initiating emergency response plans, taking appropriate remedial measures and reporting to regulatory authorities; and (iii) providing technical assistance and support for public security and national security authorities for protection of national security and criminal investigations in accordance with the law. Network service providers who do not comply with the Cyber Security Law may be subject to fines, suspension of their businesses, shutdown of their websites, and revocation of their business licenses.

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law, which became effect in September 2021. The Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data shall designate the personnel and the management body responsible for data security, carry out risk assessments for its data processing activities and file the risk assessment reports with the competent authorities. In addition, the Data Security Law provides a national security review procedure for those data activities which affect or may affect national security and imposes export restrictions on certain data and information.

On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Personal Information Protection Law, which took effect from November 1, 2021. Pursuant to the PRC Personal Information Protection Law, personal information refers to the information related to an identified or identifiable individual recorded electronically or by other means, excluding the anonymized information, and processing of personal information includes among others, the collection, storage, use, handling, transmission, provision, disclosure, deletion of personal information. The PRC Personal Information Protection Law explicitly sets forth the circumstances where it is allowed to process personal information, including (i) the consent from the individual has been obtained; (ii) it is necessary for the conclusion and performance of a contract under which an individual is a party, or it is necessary for human resource management in accordance with the labor related rules and regulations and the collective contracts formulated or concluded in accordance with laws; (iii) it is necessary to perform statutory duties or statutory obligations; (iv) it is necessary to respond to public health emergencies, or to protect the life, health and property safety of individuals in emergencies; (v) carrying out news reports, public opinion supervision and other acts for the public interest, and processing personal information within a reasonable scope; (vi) processing personal information disclosed by individuals or other legally disclosed personal information within a reasonable scope in accordance with this law; or (vii) other circumstances stipulated by laws and administrative regulations.

On December 28, 2021, the CAC, the NDRC, the MIIT, and several other administrations jointly promulgated the Cybersecurity Review Measures, or the Review Measures, which became effective from February 15, 2022. The Review Measures, upon effective, will replace its previous version promulgated on April 13, 2020. According to the Review Measures, (i) when the purchase of network products and services by a critical information infrastructures operator or the data processing activities conducted by a network platform operator affect or may affect national security, a cybersecurity review shall be conducted pursuant to the Review Measures. The aforesaid operators shall file for a cybersecurity review with Cybersecurity Review Office under the CAC if their behavior affects or may affect national security; (ii) an application for cybersecurity review shall be made by an issuer who is a network platform operator holding personal information of more than one million users before such issuer applies to list its securities on a foreign stock exchange; and (iii) the relevant PRC governmental authorities may initiate cybersecurity review if such governmental authorities determine that the issuer’s network products or services, or data processing activities affect or may affect national security.

Furthermore, on July 7, 2022, the CAC released the Measures on Security Assessment of Cross-border Data Transfer, which will take effect from September 1, 2022. Such measures requires that any data processor which exports personal information exceeding certain volume threshold under such measures shall apply for security assessment by the CAC before transferring any personal information abroad, including the following circumstances: (i) any important data will be provided overseas by a data processer; (ii) any personal information will be provided overseas by an operator of critical information infrastructure or a data processor processing personal information of more than one million individuals; (iii) any personal information will be provided overseas by a data processor processing the personal information of more than 100,000 individuals or the sensitive personal information of more than 10,000 individuals on a cumulative basis since January 1 of the previous year; and (iv) other circumstances where the security assessment is required as prescribed by the CAC.

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

On October 26, 2022, the Ministry of Commerce and the NDRC promulgated the Catalogue of Encouraged Industries for Foreign Investment (2022 Version), which came into effect on January 1, 2023, and replaced the previous Catalogue of Encouraged Industries for Foreign Investment (2020 Version). In addition, according to the FIL, foreign investors shall not invest in any field with investment prohibited by the negative list for foreign investment access. Foreign investors shall meet the investment conditions stipulated under the negative list for any field with investment restricted by the negative list for foreign investment access. For the fields not included in the negative list for foreign investment access, management shall be conducted under the principle of consistency for domestic and foreign investment. On December 27, 2021 the MOFCOM and the NDRC jointly promulgated the Special Management Measures (Negative List) (2021 Version) for the Access of Foreign Investment, or the 2021 Negative List, which became effective on January 1, 2022 to amend the Catalogue and the previous negative list thereunder. Investment in medical institutions (such as clinical laboratories) belongs to the “restricted” category. In particular, according to relevant PRC foreign investment regulations, only domestic companies and foreign-invested joint ventures are allowed to hold an NHC medical institution practice license. However, it is unclear under PRC law whether a subsidiary of a wholly foreign owned enterprise is eligible to hold this license. We believe that the risks for the NHC medical institution practice license of each of our Lishui and Haikou laboratories—subsidiaries of AnPac Lishui, a wholly foreign owned enterprise—being held invalid or revoked by the NHC is remote, based on our confirmation with relevant regulatory authorities. However, we cannot assure you that the relevant regulatory authorities would not change their interpretation or position regarding the relevant laws and regulations.

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

Patents

Patents in the PRC are principally protected under the Patent Law of the PRC, which was promulgated by the Standing Committee of NPC on March 12, 1984 and of which the most recent amendment took effect from June 1, 2021. The duration of a patent right is either 10 years or 20 years from the date of application, depending on the type of patent right. The Patent Law of the PRC and its implementation rules provide for three types of patents, namely, “invention”, “utility model” and “design”. Invention patents are valid for twenty years, while design patents and utility model patents are valid for ten years, from the date of application. The Chinese patent system adopts a “first-to-file” principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who files the application first. To be patentable, invention or utility models must meet three criteria: novelty, inventiveness and practicability. A third party must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the use constitutes an infringement of the patent rights.

Copyrights

Copyrights in the PRC, including copyrighted software, are principally protected under the Copyright Law of the PRC and related rules and regulations. Under the Copyright Law, promulgated in September 1990, implemented in June 1991, amended in October 2001, February 2010 and November 2020, and effective on June 1, 2021 the term of protection for copyrighted software is 50 years. The Regulation on the Protection of the Right to Communicate Works to the Public over Information Networks, as most recently amended on January 30, 2013, provides specific rules on fair use, statutory license, and a safe harbor for use of copyrights and copyright management technology and specifies the liabilities of various entities for violations, including copyright holders, libraries and Internet service providers.

Trademarks

Registered trademarks are protected under the Trademark Law of the PRC, which promulgated on April 23, 2019 and effective on November 1, 2019, and related rules and regulations. Trademarks are registered with the State Intellectual Property Office, formerly the Trademark Office of the SAIC. Where registration is sought for a trademark that is identical or similar to another trademark which has already been registered or given preliminary examination and approval for use in the same or similar category of commodities or services, the application for registration of this trademark may be rejected. Trademark registrations are effective for a renewable ten-year period, unless otherwise revoked.

Domain Names

Domain names are protected under the Administrative Measures on Internet Domain Names promulgated by the MIIT on August 24, 2017 and effective as of November 1, 2017. Domain name registrations are handled through domain name service agencies established under the relevant regulations, and applicants become domain name holders upon successful registration.

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

Government Regulation of Our e-Commerce Food Services Business

Legal compliance is important to our operations food service operations. We are required to comply, and it is our policy to comply, with all applicable laws in the jurisdictions in which we do business.

As a marketer and distributor of food products in the U.S., we are subject to the Federal Food, Drug and Cosmetic Act and regulations promulgated thereunder by the U.S. Food and Drug Administration (the “FDA”). The FDA regulates food safety and quality through various statutory and regulatory mandates, including manufacturing and holding requirements for foods through good manufacturing practice regulations, hazard analysis and critical control point requirements for certain foods, and the food and color additive approval process. The agency also specifies the standards of identity for certain foods, prescribes the format and content of information required to appear on food product labels, regulates food contact packaging and materials, and maintains a Reportable Food Registry for the industry to report when there is a reasonable probability that an article of food will cause serious adverse health consequences. For certain product lines, we are also subject to the Federal Meat Inspection Act, the Poultry Products Inspection Act, the Perishable Agricultural Commodities Act, the Packers and Stockyard Act and regulations promulgated by the USDA to interpret and implement these statutory provisions. The USDA imposes standards for product safety, quality and sanitation through the federal meat and poultry inspection program. The USDA reviews and approves the labeling of these products and also establishes standards for the grading and commercial acceptance of produce shipments from our suppliers. We are also subject to the Public Health Security and Bioterrorism Preparedness and Response Act of 2002, which imposes certain registration and record keeping requirements on facilities that manufacture, process, pack or hold food for human or animal consumption.

The recently published and pending rules under the Food Safety Modernization Act (“FSMA”) will significantly expand food safety requirements, including those of HF Group. Among other things, FDA regulations implementing the FSMA require us to establish and maintain comprehensive, prevention-based controls across the food supply chain that are both verified and validated. The FSMA also imposes new requirements for food products imported into the U.S. and provides the FDA with mandatory recall authority.

We are also subject to state and local regulation through such measures as the licensing of our facilities; enforcement by state and local health agencies of state and local standards for our products; and regulation of our trade practices in connection with the sale of our products. Our facilities are subject to regulations issued pursuant to the U.S. Occupational Safety and Health Act by the U.S. Department of Labor. These regulations require us to comply with certain manufacturing, health and safety standards to protect employees from accidents and to establish hazard communication programs to transmit information on the hazards of certain chemicals which may be present in products that we distribute.

Our distribution facilities must be registered with the FDA biennially and are subject to periodic government agency inspections by the FDA and USDA. Our facilities are generally inspected at least annually by federal and/or state authorities. Further, we are required to establish communication programs to transmit information about the hazards of certain chemicals present in some of the products we distribute.

Our business and employment practices are also subject to regulation by numerous federal, state and local regulatory agencies, including, but not limited to, the U.S. Department of Labor, which sets employment practice standards for workers, and the U.S. Department of Transportation, as well as its agencies, the Surface Transportation Board, the Federal Highway Administration, the Federal Motor Carrier Safety Administration, and the National Highway Traffic Safety Administration, which collectively regulate our trucking business through the regulation of operations, safety, insurance and hazardous materials. We must comply with the safety and fitness regulations promulgated by the Federal Motor Carrier Safety Administration, including those relating to drug and alcohol testing and hours-of service. Such matters as weight and dimension of equipment also fall under federal and state regulations. We also are subject to federal and state immigration laws, regulations and programs that regulate our ability to hire or retain foreign employees. In addition, we are subject to the U.S. False Claims Act, and similar state statutes, which prohibit the submission of claims for payment to the government that are false and the knowing retention of overpayments.

Our operations are also subject to a broad range of U.S. federal, state, and local environmental laws and regulations, as well as zoning and building regulations. Environmental laws and regulations cover a variety of procedures, including appropriately managing wastewater and stormwater; complying with clean air laws, including those governing vehicle emissions; proper handling and disposal of solid and hazardous wastes; protecting against and appropriately investigating and remediating spills and releases; and monitoring and maintaining underground and above ground storage tanks for diesel fuel and other petroleum products. For the year ended December 31, 2022, the costs of managing our compliance with environmental laws and regulations was nominal.

The U.S. Foreign Corrupt Practices Act (“FCPA”) prohibits bribery of public officials to obtain or retain business in foreign jurisdictions. The FCPA also requires us to keep accurate books and records and to maintain internal accounting controls to detect and prevent bribery and to ensure that transactions are properly authorized. We have implemented appropriate policy and will continue to maintain a robust anti-corruption compliance program applicable to our operations.

Holding Foreign Companies Accountable Act

In December 2021, the SEC adopted rules (the “Final Rules”) to implement the Holding Foreign Companies Accountable Act (the “HFCAA”). The HFCAA includes requirements for the SEC to identify issuers who file annual reports with audit reports issued by independent registered public accounting firms located in foreign jurisdictions that the Public Company Accounting Oversight Board (“PCAOB”) is unable to inspect or investigate completely because of a position taken by a non-U.S. authority in the accounting firm’s jurisdiction (“Commission-Identified Issuers”). The HFCAA also requires that, to the extent that the PCAOB has been unable to inspect an issuer’s independent registered public accounting firm for three consecutive years since 2021, the SEC shall prohibit the issuer’s securities registered in the United States from being traded on any national securities exchange or over-the-counter markets in the United States. In December 2022, the Accelerating Holding Foreign Companies Accountable Act amended the HFCAA to shorten the three-year period to two years.

Under the Final Rules, the SEC adopted submission and disclosure requirements by amending Form 10-K and other annual reporting forms and established procedures to identify issuers and prohibit the trading of the securities of certain registrants as required by the HFCAA. Specifically, the Final Rules require each Commission-Identified Issuer to submit documentation to the SEC annually on or before its annual report due date that establishes that it is not owned or controlled by a government entity in its public accounting firm’s foreign jurisdiction and require additional specified disclosures by “foreign issuers” as defined in Rule 3b-4 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The SEC identifies an issuer as a Commission-Identified Issuer after the issuer files its annual report and on a rolling basis and will impose an initial trading prohibition on an issuer as soon as practicable after it has been conclusively identified as a Commission-Identified Issuer for two consecutive years. To end an initial or subsequent trading prohibition, a Commission-Identified Issuer must certify that it has retained a registered public accounting firm that the PCAOB has determined it is able to inspect or investigate. To make that certification, the Commission-Identified Issuer must file financial statements that include an audit report signed by such a registered public accounting firm.

In August 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission (the “CSRC”) and the Ministry of Finance of the People’s Republic of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. PCAOB staff members conducted on-site inspections and investigations from September to November 2022, and in December 2022, the PCAOB announced that it has secured complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and confirmed that until such time as the PCAOB issues any new determination, there are no Commission-Identified Issuers at risk of having their securities subject to a trading prohibition under the HFCAA.

Given that Marcum Asia CPAs LLP, a New York-based independent accounting firm, serves as the principal accountant to audit our consolidated financial statements to be filed with the SEC, and Friedman LLP, a New York-based independent accounting firm, served as the principal accountant to audit our consolidated financials as of and for the two years ended December 31, 2020 and 2021, we believe we are compliant with the HFCAA, which should preclude a finding by the SEC that we are a Commission-Identified Issuer and therefore the delisting of our Common Stock from the Nasdaq Capital Market. For a detailed description of risks related to our doing business in China and status under the HFCAA, see “Item 3. Key Information - Risk Factors - Risks Related to Our Doing Business in the China”.

C. Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries, as of the date of this annual report.

Fresh2 Group Limited (BVI)
100%
Changwei (PRC)
100%
AnPac Lishui (PRC)
100%
AnPac Yangzhou (PRC)
100%
AnPac US (Delaware)
100%
ANPAC Merger Sub (Delaware)
100%
Fresh2 Group Inc. (Delaware)
44%
56%
AnPac Shanghai (PRC)
100%
Shiji Hainan (PRC)
100%
Lishui Laboratory (PRC)
60%
AnPai Shanghai (PRC)
51%
Muqing Shanghai (PRC)
100%
Fresh2 HF (Delaware)
100%
Fresh2 Logistics (New York)
100%
Fresh2 Technology (Delaware)
100%
Foodbase Group Inc. (Delaware)
100%
100%
GISN(HK) Limited (Hong Kong)
100%
Fresh2 Ecommerce (Delaware)
100%
Fresh2 EZ Inc. (Delaware)
100%
Huayousheng (PRC)
100%
Fresh2 Information (Delaware)
100%
GISN (PRC)

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

We currently lease several properties with an aggregate floor area of approximately 1,200 square meters in Shanghai, where we operate our primary research and development facilities. We also lease approximately 142 square meters of properties in Haikou, Hainan Province, primarily to operate our government-approved clinical laboratory. Our leases for these properties vary in duration from one to three years.

In the United States, we currently lease approximately 6,700 square feet of office space in Montgomery County, Pennsylvania as the premises for our new CLIA-registered laboratory and U.S. headquarters, which we moved into in the second quarter of 2020. This lease has a term of approximately ten years and we are entitled to early terminate the lease in approximately five years subject to certain conditions. We also lease several office spaces and warehouse spaces in New York.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the historical consolidated financial statements of our company for the years ended December 31, 2020, 2021 and 2022, and related notes included elsewhere in this annual report on Form 20-F. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this annual report.

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

Going Concern Uncertainties

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future.

As reflected in the accompanying consolidated financial statements, for the years ended December 31, 2020, 2021 and 2022, we incurred net losses of approximately RMB80.6 million, RMB 120.1 million, and RMB 103.6 million (US$15.0 million) , respectively. For the years ended December 31, 2020, 2021 and 2022, net cash used in operating activities of RMB59.0 million, RMB71.7 million and RMB55.1 million (US$8.0 million), respectively. As of December 31, 2022, we had an accumulated deficit of RMB577.5 million (US$83.7 million). Management believes these factors raise substantial doubt about our ability to continue as a going concern for the next twelve months. The continuation of our company as a going concern through the next twelve months is dependent upon (1) the continued financial support from our shareholders or external financing. While we believe in the viability of our strategy to enter the e-commerce food distribution business will allow us to reduce our losses and improve our ability to raise additional funds, there can be no assurance to that effect, nor that our company will be successful in securing sufficient funds to sustain the operations.

These conditions raise substantial doubt about our company’s ability to continue as a going concern. These financial statements do not include any adjustments to reflect the possible future effect on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the outcome of these uncertainties. Management believes that the actions presently being taken to obtain additional funding and implement its strategic plan provides the opportunity for our company to continue as a going concern.

COVID-19

Beginning in late 2019, an outbreak of a novel strain of coronavirus (COVID-19) first emerged in China and has spread globally. In March 2020, the World Health Organization (“WHO”) declared COVID-19 as a pandemic. Governments in affected countries imposed travel bans, quarantines and other emergency public health measures, which caused material disruption to businesses globally resulting in an economic slowdown.

A new COVID-19 subvariant (Omicron) outbreak hit China in March 2022, spreading more quickly and easily than previous strains. As a result, a new round of lockdowns, quarantines, and travel restrictions were imposed upon different provinces or cities in China by the relevant local government authorities. The Company temporarily closed its Shanghai office and suspended offline marketing activities on April 1, 2022, as well. As required by the local authorities in Shanghai, employees located in Shanghai worked remotely. Beginning June 1, 2022, the Company reopened its Shanghai office and resumed offline marketing activities. For the year ended December 31, 2022, the COVID-19 pandemic had an adverse impact on the Company’s financial positions and operating results. For the year ended December 31, 2022, the Company’s revenue decreased to RMB12.0 million (US$1.7 million) from RMB18.0 million for the year ended December 31, 2021.

Starting in December 2022, China announced an easing of its COVID-19 restriction policy. Authorities downgraded the management of COVID-19 from category A to category B and lifted the restriction measures related to the COVID-19 pandemic, such as the reduction in travel and tourists, conventions and business events, closures and restrictions on business operations. The reopening of China’s economy from the stringent COVID-19 restrictions is expected to boost economic growth in Asia and beyond, but management is unable at this time to determine the future impact of the COVID-19 pandemic on its future operations, financial condition, liquidity, and results of operations.

Although the impact of the COVID-19 pandemic declined during 2022. It still had an adverse impact to our operations in the US, due to the disruption of business operations because of employee absences caused by illness. In some cases, employees have required time off due to testing positive for the virus, leading to a delay in daily operations. Additionally, the pandemic caused in constraints on the ability of businesses to commercialize their products or services, including diagnostic tests, and conduct research studies in the United States.

Market Adoption of Our CDA-Based Tests

We derive substantially all of our revenues from the sale of our CDA-based tests in China. We expect our business prospects will depend significantly on our ability to increase market adoption of our CDA-based tests in China and elsewhere, as well as our ability to commercialize our CDA-based tests in the U.S.

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

We believe that our CDA technology addresses many limitations of current early cancer screening and detection methods, such as its ability to detect the risk of multiple cancers early, cost-effectively and with high accuracy. We have conducted numerous research studies in cooperation with hospitals and medical institutions in China to validate our CDA technology, and we have published the results of 15 completed research studies at the American Society of Clinical Oncology, or ASCO, annual meetings and other medical conferences and medical journal supplements. To increase market adoption of our CDA-based tests, we intend to continue conducting research studies on our CDA technology on more cancer types and its applications in additional oncological areas, including assistance in diagnosis, prognosis and recurrence, and to present our study results at ASCO annual meetings and other medical conferences and publish them in important medical journals. We are also seeking to cooperate with universities and academic medical centers, hospitals and medical institutions, CROs, managed care companies and other health organizations in the U.S. to conduct research studies on our CDA technology, with a view to commercializing our CDA-based tests in the U.S. market. We plan to initially market our CDA test as a laboratory developed test in the U.S. We expect to invest significantly in research studies.

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

Our CDA Customer Base and Customer Mix

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

Since our business scale is currently relatively small and our customers are largely corporate, the availability and timing of large CDA-based test orders could cause our revenues to fluctuate significantly from period to period. This makes it difficult to compare our historical operating results or predict our future performance. Resurgence of COVID-19 and lock-down policies in some cities could cut the demand and revenue depending on length of lock-down. Starting March 27, 2022, the lockdown policy in Shanghai forced us to temporarily halt operations in our Shanghai office. Most of the CDA tests are performed in our subsidiary located in Lishui, Zhejiang, which was not impacted by the resurgence of COVID-19. However, the close of our Shanghai office caused delay in the issuance and delivery of test reports to our customers, which impacted our revenue.

Cost Structure

Our results of operations are significantly affected by our cost structure. The largest component of our operating costs and expenses is staff costs, primarily related to our management as well as research and development, sales and marketing personnel. We have also incurred significant share-based compensation expenses to incentivize our directors, officers, employees and consultants, which were RMB17.8 million, RMB34.2 million and RMB14.9 million (US$2.2 million) in 2020, 2021 and 2022, respectively. In addition, we have made substantial investments in customer acquisition, research and development, and patent applications to support our future growth and expansion. As we conduct research studies in the U.S., we expect our research and development expenses to significantly increase. In addition, we expect to incur significant costs in research and development and regulatory approvals to obtain a Class III medical device registration certificate in the PRC. Once we receive this approval, we will incur significant external supplier costs for the manufacture of the devices.

Acquisition

The Company incorporated a new subsidiary, Fresh2 Technology Inc. (“Fresh2”) on October 4, 2022. On February 7, 2023, the Company, through the newly incorporated subsidiary, Fresh2, entered into a Share Purchase Agreement (the “Ecommerce Agreement”) to acquire Fresh 2 Ecommerce Inc, a Delaware corporation (“Fresh2 Ecommerce”), from Mr. Haohan Xu, the Company’s Co-CEO and Co-Chairman of the board of directors. Fresh2 Ecommerce is a business-to-business e-commerce platform focused on connecting Asian food suppliers and supermarkets in the U.S. Fresh2 Ecommerce provides an online direct selling platform for food suppliers such as food companies, manufacturers, agents, importers, and wholesalers to supermarkets.

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

The following table sets forth our key operating data for the periods indicated:

	For the year ended December 31,
	2020	2021	2022
Number of commercial CDA-based tests (1) completed	41,354	38,628	30,390
Number of CDA-based tests (1) for research purposes completed	1,892	399	512

Note:

(1)	Including our CDA tests and combination tests.

Key Components of Results of Operation

Revenues

We derive our revenues from the following sources: (i) revenue from sales of cancer screening and detection tests (predominantly commercial CDA-based tests), (ii) net revenue from sales of physical checkup packages, (iii) revenue from technology service and (ⅳ) retail revenue.

The table below presents our revenues by type in absolute amount and as a percentage of our total revenues for the periods indicated.

	Year ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except %)
Cancer screening and detection tests	18,445	89.9	14,947	83.1	8,078	1,171	67.0
Physical checkup packages	2,064	10.1	1,654	9.2	1,574	228	13.1
Technology service	—	—	1,284	7.1	2,186	317	18.2
Retail revenue	—	—	101	0.6	206	30	1.7
Total revenues	20,509	100.0	17,986	100.0	12,044	1,746	100.0

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

Retail revenue

The Group started retail business of genetic testing kits and skin-care products in fiscal 2021. Customers pay upfront and the Group delivers the ordered products. Revenue is recognized at a point in time upon delivery.

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

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
	(in thousands)
Operating expenses:
Selling and marketing	19,674	21,420	12,154	1,762
Research and development	11,576	16,204	9,532	1,381
General and administrative	74,757	80,676	70,788	10,263
Impairment of long-term investments	1,430	—	—	—
Impairment of intangible assets	—	3,828	7,911	1,147
Impairment of goodwill	—	2,223	12,758	1,850
Total	107,437	124,351	113,143	16,403

Selling and Marketing Expenses

Our selling and marketing expenses primarily consist of staff costs for personnel engaged in sales, marketing and customer support functions, share-based compensation, marketing expenses, travel expenses and office expenses.

Research and Development Expenses

Our research and development expenses primarily consist of staff costs for personnel engaged in research and development functions, share-based compensation, travel expenses, rental costs, costs of consumables and accessories, and depreciation and amortization (mainly related to our clinical laboratory facilities and CDA devices used for research and development purposes). We expect to continue invest in research and development activities.

General and Administrative Expenses

Our general and administrative expenses primarily include staff costs for personnel engaged in general and administrative functions, share-based compensation, patent service fees, professional service fees, depreciation and amortization (mainly related to our land use rights for the land we acquired in Lishui, Zhejiang Province and the office facilities on that land), rental and property management fees and office expenses. We expect to reduce our general and administrative expenses and improve our operation efficiency.

Impairment of Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the identifiable assets acquired less liabilities assumed of an acquired business. The Group’s goodwill at December 31, 2020 arose from its business acquisition of Shiji (Hainan) Medical Technology Ltd. in fiscal 2017, the Group’s goodwill at December 31, 2021 arose from its business acquisition of Anpai Shanghai in 2021. Goodwill acquired in a business combination is not amortized, but instead tested for impairment at least annually, or more frequently if certain circumstances indicate a possible impairment may exist. No goodwill impairment loss was recognized for the year ended December 31, 2020. For the year ended December 31, 2021, the Group determined that the fair value of goodwill acquired from the acquisition of Shiji (Hainan) Medical Technology Ltd. in fiscal 2017 is Nil. Therefore, the Group fully impaired the goodwill resulted from the acquisition of Shiji (Hainan) Medical Technology Ltd. of RMB2.2 million. For the year ended December 31, 2022, due to the slow development of Anpai Shanghai, the Group fully impaired the goodwill of RMB12.8 million (US$1.9 million) resulted from the acquisition of Anpai Shanghai in the year ended December 31, 2022.

Impairment of long-lived assets other than goodwill

Long-lived assets, including property and equipment and intangibles with finite lives, for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable.

The Group did not recognize any impairment loss in long-lived assets for the year ended December 31, 2020. For the year ended December 31, 2021, due to the slow development of Shiji (Hainan) Medical Technology Ltd., the Group evaluated the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition and determined that the fair value of intangible assets of Shiji (Hainan) Medical Technology Ltd. was Nil. Therefore, the Group impaired the intangible assets acquired from the acquisition of Shiji (Hainan) Medical Technology Ltd. of RMB3.8 million. For the year ended December 31, 2022, due to the slow development of Anpai Shanghai, the Group evaluated the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition and determined that the fair value of intangible assets of Anpai Shanghai was Nil. Therefore, the Group impaired the intangible assets acquired from the acquisition of Anpai Shanghai of RMB7.9 million (US$1.1 million).

Non-operating Income and Expenses

Other Income (Expense), Net

Our net other income in 2020 primarily included government grants. Our net other expense in 2021 primarily included change in fair value of convertible debt. Our net other expense in 2022 primarily included foreign exchange loss.

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

United States

Our U.S. subsidiary, AnPac US, is subject to U.S. federal corporate income tax at a rate of 21% for the years ended December 31, 2020, 2021 and 2022. AnPac US is also subject to state income tax in California for the years ended December 31, 2020, 2021 and 2022. Fresh 2 Technology Inc is subject to the U.S. federal corporate income tax at a rate of 21% and state income tax in Delaware for the year ended December 31, 2022.

Results of Operations

The following table summarizes our results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	Year ended December 31,
	2020		2021		2022
		% of		% of			% of
	RMB	Revenues	RMB	Revenues	RMB	US$	Revenues
	(in thousands, except %)
Revenues:
Cancer screening and detection tests	18,445	89.9	14,947	83.1	8,078	1,171	67.0
Physical checkup packages, net	2,064	10.1	1,654	9.2	1,574	228	13.1
Technology service	—	—	1,284	7.1	2,186	317	18.2
Retail revenue	—	—	101	0.6	206	30	1.7
Total revenues	20,509	100.0	17,986	100.0	12,044	1,746	100.0
Cost of revenues,	(7,628)	(37.2)	(5,732)	(31.9)	(3,708)	(538)	(30.8)
Gross profit	12,881	62.8	12,254	68.1	8,336	1,208	69.2
Operating expenses:
Selling and marketing	(19,674)	(95.9)	(21,420)	(119.1)	(12,154)	(1,762)	(100.9)
Research and development	(11,576)	(56.4)	(16,204)	(90.1)	(9,532)	(1,381)	(79.1)
General and administrative	(74,757)	(364.5)	(80,676)	(448.5)	(70,788)	(10,263)	(587.7)
Impairment of long-term investments	(1,430)	(7.0)	—	—	—	—	—
Impairment of intangible assets	—	—	(3,828)	(21.3)	(7,911)	(1,147)	(65.7)
Impairment of goodwill	—	—	(2,223)	(12.4)	(12,758)	(1,850)	(105.9)
Loss from operations	(94,556)	(461.0)	(112,097)	(623.3)	(104,807)	(15,195)	(870.2)
Non-operating income and expenses:
Interest expense, net	(1,143)	(5.6)	(4,257)	(23.7)	(373)	(54)	(3.1)
Foreign exchange loss, net	(667)	(3.3)	(202)	(1.1)	(787)	(114)	(6.5)
Share of net gain (loss) in equity method investments	(13)	(0.1)	132	0.7	156	23	1.3
Other income (expense), net	9,096	44.4	990	5.5	(61)	(9)	(0.5)
Gain from fair value change in equity investment	—	—	3,240	18.0	—	—	—
Change in fair value of convertible debt and settlement gain	6,630	32.3	(9,073)	(50.4)	144	21	1.2
Loss before income taxes	(80,653)	(393.3)	(121,267)	(674.3)	(105,728)	(15,328)	(877.8)
Income tax benefit	88	0.4	1,180	6.6	2,130	309	17.7
Net loss	(80,565)	(392.8)	(120,087)	(667.7)	(103,598)	(15,019)	(860.2)

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Revenues

Our total revenues decreased by 33.0% to RMB12.0 million (US$1.7 million) for the year ended December 31, 2022 from RMB18.0 million for the year ended December 31, 2021, primarily due to a significant decrease in our revenue from sales of cancer screening and detection tests.

Our revenue generated from sales of cancer screening and detection tests decreased by 46.0% to RM8.1 million (US$1.2 million) for the year ended December 31, 2022 from RMB14.9 million for the year ended December 31, 2021, primarily due to the fact that more customers only performed basic CDA tests with lower pricing instead of comprehensive combined CDA tests in 2022 and a decrease in CDA-based tests. Our average individual CDA-based test price in 2022 was RMB266 (US$39), which decreased by 31.3% from RMB387 in 2021. We completed 30,390 CDA-based tests in 2022 compared to 38,628 CDA-based tests in 2021.

Our net revenue generated from sales of physical checkup packages decreased to RMB1.6 million (US$228,000) for the year ended December 31, 2022 from RMB1.7 million for the year ended December 31, 2021, primarily due to the drop in the volume of physical checkup packages that we completed in 2022.

We started to provide technology services in the year ended December 31, 2021, and related revenue amounted to RMB1.3 million and RMB2.2 million (US$317,000) for the years ended December 31, 2021 and 2022, respectively.

We started to sell retail products in the year ended December 31, 2021, and related revenue amounted to RMB101,000 and RMB206,000 (US$30,000) for the years ended December 31, 2021 and 2022, respectively.

Cost of Revenues

Our cost of revenues decreased by 30.8% to RMB3.7 million (US$538,000) for the year ended December 31, 2022 from RMB5.7 million for the year ended December 31, 2021, primarily attributable to a decrease of RMB2.3 million in cost of revenue from cancer screening and detection tests, which was in line with the decrease in our revenue from such tests. This was offset by the increased cost of revenues from technology services and retail products.

Our cost of revenues from sales of cancer screening and detection tests decreased to RMB3.0 million (US$436,000) for the year ended December 31, 2022 from RMB5.3 million for the year ended December 31, 2021, which was due to less cancer detection tests performed, decreased costs related to testing materials, outsourced biomarker-based tests, blood sample taking and medical consumables. The decrease was in line with the decrease in our revenue from sales of cancer screening and detection tests.

Our cost of revenues from technology services amounted to RMB353,000 and RMB601,000 (US$87,000) for the years ended December 31, 2021 and 2022, respectively.

Our cost of revenues from retail products amounted to RMB43,000 and RMB100,000 (US$14,000) for the years ended December 31, 2021 and 2022, respectively.

Gross Profit

Our gross profit decreased to RMB8.3 million (US$1.2 million) for the year ended December 31, 2022 from RMB12.3 million for the year ended December 31, 2021. Gross margin was 69.2% for the year ended December 31, 2022, representing an increase from 68.1% for the year ended December 31, 2021, primarily due to higher gross margin in technology services. The gross margin was 72.5% for the technology services, which is higher than the average gross margin for other revenue streams.

Operating Expenses

Selling and marketing expenses

Our selling and marketing expenses decreased by 43.3% to RMB12.2 million (US$1.8 million) for the year ended December 31, 2022 from RMB21.4 million for the year ended December 31, 2021, primarily due to less marketing activities caused by the COVID-19 shutdown in Shanghai.

Research and development expenses

Our research and development expenses decreased by 41.2% to RMB9.5 million (US$1.4 million) for the year ended December 31, 2022 from RMB16.2 million for the year ended December 31, 2021, primarily due to a decrease of RMB4.0 million in share based compensation and a decrease of RMB1.3 million in testing materials expense due to less research and development activities for the year ended December 31, 2022 compared to the year ended December 31, 2021.

General and administrative expenses

Our general and administrative expenses decreased by 12.3% to RMB70.8 million (US$10.3 million) for the year ended December 31, 2022 from RMB80.7 million for the year ended December 31, 2021, primarily due to the decrease of RMB15.7 million in share-based compensation and a decrease of RMB3.5 million in employee compensation, partially offset by an increase of RMB13.4 million in professional fee.

Impairment of Intangible assets

In the year ended December 31, 2021, due to the slow development of Shiji (Hainan) Medical Technology Ltd., the Group evaluated the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition and determined that the fair value of intangible assets of Shiji (Hainan) Medical Technology Ltd. was Nil. Therefore, the Company wrote off the intangible assets acquired from the acquisition of Shiji (Hainan) Medical Technology Ltd. of RMB3.8 million.

On August 15, 2021, the Company completed a step acquisition of 60% equity interest in Anpai Shanghai, consisting of an acquisition of the 40% equity interest of Anpai Shanghai acquired from Dr. Yu. Due to the slow development of Anpai Shanghai, the Company evaluated the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition and determined that the fair value of intangible assets of Anpai Shanghai was Nil. Therefore, the Company impaired the intangible assets (customer relationships) acquired from the acquisition of Anpai Shanghai of RMB7.9 million (US$1.1 million) in the year ended December 31, 2022.

Impairment of goodwill

In the year ended December 31, 2021, the Company impaired the goodwill RMB2.2 million from the acquisition of Shiji (Hainan) Medical Technology Ltd., due to certain key management team departures from the Company.

In the year ended December 31, 2022, the Company wrote off RMB12.8 million (US$1.9 million) of goodwill from the acquisition of Anpai Shanghai, due to sluggish business operations and the continuous losses incurred.

Non-operating Income and Expenses

Interest expense, net

Our net interest expense decreased significantly to RMB373,000 (US$54,000) for the year ended December 31, 2022 from RMB4.3 million for the year ended December 31, 2021, primarily due to a decrease in our convertible debts in 2022.

Other income (expense), net

Net other expense amounted to RMB61,000 (US$9,000) for the year ended December 31, 2022, as compared to net income of RMB1.0 million for the year ended December 31, 2021, primarily due to a paycheck protection program loan of RMB905,000 that was forgiven in the year ended December 31, 2021.

Change in fair value of convertible debt

For the years ended December 31, 2021 and 2022, we recognized an unrealized loss of RMB9.1 million and unrealized income of RMB144,000 (US$21,000) from our convertible debts.

Gain from fair value change in equity investment

On August 15, 2021, the Group acquired 40% equity interest of Anpai Shanghai from Dr. Chang Yu. Total equity interest in Anpai Shanghai reached 60%. The Company recognized a gain from fair value change in equity investment of RMB3.2 million due to the previously held 20% equity interest in Anpai Shanghai was revaluated in the acquisition.

Net Loss

As a result of the foregoing, our loss was RMB103.6million (US$15.0 million) for 2022, compared to a loss of RMB120.1 million for 2021.

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

Our cost of revenues from technology services was RMB353,000 (US$55,000) for 2021, and no such cost incurred for 2020.

Our cost of revenues from retail products was RMB43,000 (US$7,000) for 2021, and no such cost incurred for 2020.

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

Impairment of long-term investments

Our impairment of long-term investments was Nil and RMB1.4 million for 2021 and 2020 primarily because our investment in Jiangsu Anpac was fully impaired as of December 31, 2020.

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

Gain from fair value change in equity investment

On August 15, 2021, the Group completed an acquisition of 60% equity interest in Anpai Shanghai, consisting of an acquisition of 40% equity interest of Anpai Shanghai acquired from Dr. Chang Yu and a 20% equity investment in Anpai Shanghai which the Group held prior to August 15, 2021. The Company recognized a gain from fair value change in equity investment of RMB3.2 million (US$508,000)

Net Loss

As a result of the foregoing, our loss for the year was RMB120.1 million (US$18.8 million) for 2021 compared to a loss of RMB80.6 million for 2020.

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

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
	(in thousands)
Net loss	(80,565)	(120,087)	(103,598)	(15,019)
Add:
Change in fair value of convertible debts	(6,630)	9,073	(144)	(21)
Share-based compensation expenses	17,762	34,167	14,924	2,164
Adjusted net loss	(69,433)	(76,847)	(88,818)	(12,876)

Recent Accounting Pronouncements

A list of recent relevant accounting pronouncements is included in Note 2 “Summary of Principal Accounting Policies” of our Consolidated Financial Statements.

Inflation

Since our inception, inflation has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent change in the consumer price index was 0.3% for December 2020, 1.5% for December 2021 and 2.0% for December 2022. Although we have not been materially affected by inflation, we may be affected if China experiences higher rates of inflation in the future.

B. Liquidity and Capital Resources

Our principal sources of liquidity have been cash generated from financing and operating activities. Management expects that we will require continuous capital financing through debt or equity issuance to support our working capital. As of December 31, 2022, we had RMB1.9 million (US$271,000) of cash and cash equivalents and a working capital deficit of RMB28.6 million (US$4.1 million). For the years ended December 31, 2020, 2021 and 2022, we incurred continuous losses of RMB80.6 million, RMB120.1 million and RMB103.6 million (US$15.0 million), respectively. For the years ended December 31, 2020, 2021 and 2022, net cash used in operating activities of RMB59.0 million, RMB71.7 million and RMB55.1 million (US$8.0 million), respectively. The recent resurgence of COVID-19 and lockdown policies in Shanghai, China also had a negative impact on the Group’s operation. The above-mentioned facts raise substantial doubt about the Group’s ability to continue as a going concern. In assessing its liquidity, management monitors and analyzes the Group’s cash on-hand, its ability to generate sufficient revenue sources in the future, and its operating and capital expenditure commitments. With respect to capital funding requirements, the Group budgeted capital spending based on ongoing assessments of needs to maintain adequate cash. The Group intends to finance its future working capital requirements and capital expenditures from financing activities until the Group’s operating activities generate positive cash flows, if ever. Management expects continuous capital financing through debt or equity issuances to support its working capital requirements.

Subsequently we have signed the following capital raising agreements:

In December 2022 and January 2023, the Company signed definitive investment agreements with several third-party investors. The investors agreed to purchase 33,171,421 newly issued Class A ordinary shares of the Company at a price of US$0.175 per ordinary share or, for a total purchase price of approximately US$5,805 (RMB40,038). The Company received approximately US$5.1 million (RMB35.3 million) by April 22, 2023.

In March 2023, the Company signed definitive investment agreements with several shareholders, whereby the investors agreed to purchase an aggregate of 16,666,665 Class A ordinary shares at a price of US$0.30 per ordinary share for a total purchase price of $5.0 million (RMB34.5 million). The Company has not received any proceeds from these agreements.

On April 6, 2023, the Company completed the sale to institutional investors of a total of 12,500,000 Class A ordinary shares, pre-funded warrants exercisable for 2,500,000 Class A ordinary shares and warrants exercisable for 750,000 ADSs. The purchase price of each pre-funded warrant is equal to the price per one ADS, minus $0.0001, and the exercise price of each pre-funded warrant will equal $0.0001 per share. The pre-funded warrants are immediately exercisable and may be exercised at any time until exercised in full. The warrants are immediately exercisable, will expire five (5) years from the original issuance date and will have an exercise price of $4.00 per ADS. The Company issued to Univest Securities, LLC (“Univest”), the sole placement agent for the Offering, warrants exercisable for 37,500 ADSs, with an exercise price of $4.80 per ADS (the “Placement Agent Warrants”), pursuant to a placement agency agreement (the “Placement Agency Agreement”) dated March 31, 2023 between the Company and Univest. Other than in respect of the exercise price, the Placement Agent Warrants have terms identical to the pre-funded warrants. The Company received of approximately US$3.0 million from this investment.

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

Based on the above assessment, we are uncertain as to when we will be able to obtain the above financings to fund our working capital requirements during the next 12 months from date of this report. As a result, the substantial doubt about the Company’s ability to continue as a going concern remains as of the date of this report.

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

The following table sets forth selected cash flow statement information for the periods indicated:

	Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(58,967)	(71,709)	(55,060)	(7,983)
Net cash used in investing activities	(2,482)	(3,932)	(1,592)	(231)
Net cash provided by financing activities	60,924	83,420	49,469	7,173
Effect of exchange rate changes on cash and cash equivalents	(2,584)	(1,544)	(198)	(29)
Net increase (decrease) in cash, cash equivalents	(3,109)	6,235	(7,381)	(1,070)
Cash and cash equivalents at the beginning of the year	6,125	3,016	9,251	1,341
Cash and cash equivalents at the end of the year	3,016	9,251	1,870	271

Operating Activities

Net cash used in operating activities for 2022 was RMB55.1 million (US$8.0 million), which was primarily attributable to our net loss of RMB103.6 million (US$15.0 million) for the same year, as adjusted to add back share-based compensation of RMB14.9million (US$2.2 million), impairment of goodwill of RMB12.8 million (US$1.9 million) and impairment of intangible assets of RMB7.9 million (US$1.1 million). Our increase in net operating assets and liabilities of RMB8.7 million (US$1.3 million) was primarily due to (i) a RMB5.5 million (US$798,000) increase in accrued expenses and other current liabilities (ii) a decrease of RMB2.9 million (US$420,000) in account receivable and (iii) a decrease of RMB1.2 million (US$175,000) in advances to suppliers.

Net cash used in operating activities for 2021 was RMB71.7 million, which was primarily attributable to our net loss of RMB120.1 million for the same year, as adjusted to add back share-based compensation of RMB34.2 million and fair value loss on convertible loans of RMB9.1 million. Our decrease in net operating assets and liabilities of RMB2.4 million was primarily due to (i) a RMB1.9 million decrease in accrued expenses and other current liabilities (ii) a decrease of RMB1.2 million in deferred tax liability mainly due to impairment of intangible assets from acquisition of Hainan and (iii) an increase of RMB1.1 million in other current assets, partially offset by a RMB1.5 million decrease in account receivable in line with less revenue generated in 2021.

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

Investing Activities

Net cash used in investing activities for 2022 was RMB1.6 million (US$231,000), which was primarily attributable to our purchase of property and equipment of RMB1.5 million (US$211,000).

Net cash used in investing activities for 2021 was RMB3.9 million), which was primarily attributable to our purchase of property and equipment of RMB3.9 million.

Net cash used in investing activities for 2020 was RMB2.5 million, which was primarily attributable to our purchase of property and equipment of RMB2.5 million.

Financing Activities

Net cash provided by financing activities for 2022 was RMB49.4 million (US$7.2 million), which was primarily attributable to (i) proceeds from private placement of RMB61.0 million (US$8.8 million), and (ii) proceeds from short-term borrowings of RMB5.0 million (US$725,000), partially offset by (iii) purchase treasury shares of RMB11.0 million (US$1.6 million), and (iv) payment for short-term borrowings of RMB5.9 million (US$855,000).

Net cash provided by financing activities for 2021 was RMB83.4 million, which was primarily attributable to (i) proceeds from private placement of RMB42.4 million, and (ii) proceeds from short-term borrowings of RMB38.2 million, partially offset by payment for short-term borrowings of RMB6.0 million.

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

Capital Expenditures

Our capital expenditures were RMB2.5 million, RMB4.0 million and RMB1.6 million (US$231,000) for the years ended December 31, 2020, 2021 and 2022, respectively. In these periods, these capital expenditures included the purchases of property and equipment and intangible assets. We will continue to make capital expenditures to meet the needs of our business’ expected growth.

C. Research and Development, Patents and Licenses, Etc.

See “Item 4. Information on the Company—B. Business Overview—Research and Development.” See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Market Trends

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year ended December 31, 2022 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

E. Critical Accounting Estimates

We prepare our consolidated financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect our reported amount of assets, liabilities, revenue, costs and expenses, and any related disclosures. Although there were no material changes made to the accounting estimates and assumptions in the past three years, we continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. Accordingly, these are the policies we believe are the most critical to understanding and evaluating our consolidated financial condition and results of operations.

Goodwill

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

For the years ended December 31, 2020, the Group performed a qualitative assessment for the reporting unit. Based on the requirements of ASC 350-20, the Group evaluated all relevant qualitative and quantitative factors, weighed all factors in their entirety and concluded that it was not more-likely-than-not that the fair value of the reporting unit was less than its carrying amount. Therefore, no goodwill impairment was recognized as of December 31, 2020.

For the year ended December 31, 2021, the Group performed the quantitative impairment test and determined that the fair value of goodwill acquired from the acquisition of Shiji (Hainan) Medical Technology Ltd. in fiscal 2017 is Nil. Therefore, the Group impaired the goodwill acquired from the acquisition of Shiji (Hainan) Medical Technology Ltd. of RMB2.2 million for the year ended December 31, 2021.

For the year ended December 31, 2022, due to the slow development of Anpai Shanghai, the Group performed the quantitative impairment test for the reporting unit. In accordance with ASC 350-20, the Group recorded an impairment loss of RMB12.8 million ($1.9 million) for the year ended December 31 2022.

Impairment of Long-lived assets other than goodwill

The Group evaluates its long-lived assets, including property and equipment and intangibles with finite lives, for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Group evaluates the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. The adjusted carrying amount of the assets become new cost basis and are depreciated over the assets’ remaining useful lives. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Given no events or changes in circumstances indicating the carrying amount of long-lived assets may not be recovered through the related future net cash flows, the Group did not perform such an evaluation for the years ended December 31, 2020. For the year ended December 31, 2021, due to the slow development of Shiji (Hainan) Medical Technology Ltd., the Group evaluated the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition and determined that the fair value of intangible assets of Shiji (Hainan) Medical Technology Ltd. was Nil. Therefore, the Group impaired the intangible assets acquired from the acquisition of Shiji (Hainan) Medical Technology Ltd. of RMB3.8 million for the year ended December 31, 2021. For the year ended December 31, 2022, due to the slow development of Anpai Shanghai, theGroup evaluated the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition and determined that the fair value of intangible assets of Anpai Shanghai was Nil. Therefore, the Group impaired the intangible assets acquired from the acquisition of Anpai Shanghai of RMB7.9 million (US$1.1million) for the year ended December 31, 2022.

Revenue Recognition

We derive its revenues principally from customers through the Group’s cancer screening and detection test and physical checkup package services. Revenue is recognized when the Group satisfies the performance obligations in an amount of consideration to which the Group expects to be entitled to in exchange for those services. The Group evaluates the presentation of revenue on a gross or net basis based on whether it controls the services provided to customers and is the principal (i.e., “gross”), or the Group arranges for other parties to provide the service to the customers and is an agent (i.e., “net”). The Group presents value-added taxes as a reduction from revenues.

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

Revenue from Physical Checkup Packages

We facilitate corporations and life insurance companies to procure physical checkup package services for their employees and policy holders, respectively, from third-party physical checkup package service providers. The Group enters into contracts with corporations and life insurance companies and physical checkup service providers. The Group considers both the corporations and life insurance companies and the third-party physical checkup package service providers as its customers in this type of transaction. The Group’s performance obligation is to facilitate the corporations and life insurance companies and the third-party physical checkup package service providers to complete the purchase of physical checkup package services, which is not controlled by the Group prior to being transferred to the corporations and life insurance companies. The Group fulfills its performance obligation at a point in time when the employees and policy holders of corporations and life insurance companies, respectively, complete the physical checkups at which the Group records the net amount that it retains from such completed transaction as revenue.

Revenue from Technology services

We provide a series of technology services including but not limited to market research, designing, coding, developing, testing, etc. to a client for a contractual term of two years. As the series of services are an integral part of a project of which the goal is to enable the client to produce a cancer-treatment medical device, none of the mentioned services can be isolated and identified as a distinct performance obligation. Revenue from technology services is recognized over time. The Group concluded that the combined services in the contract constitutes a single performance obligation. The contract price is fully allocated to the single performance obligation.

The Group uses input methods to measure the progress toward complete satisfaction of the performance obligation. Input methods measure progress based on resources consumed or efforts expended relative to total resources expected to be consumed or total efforts expected to be expended. The completion percentage is determined by costs incurred/total costs estimated to be incurred.

Retail revenue

We started retail business of genetic testing kits and skin-care products in fiscal 2021. Customers pay upfront and we deliver the ordered products. Revenue was recognized at upon delivery.

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

Share-Based Compensation

We account for share-based compensation in accordance with ASC 718, Compensation – Stock Compensation (“ASC 718”). In accordance with ASC 718, the Group determines whether an award should be classified and accounted for as a liability award or an equity award. All the Group’s share-based awards were classified as equity awards and are recognized in the consolidated financial statements based on their grant date fair values.

We have elected to elected to recognize share-based compensation using the straight-line method for all share-based awards granted with graded vesting based on service conditions. The Group accounts for forfeitures as they occur in accordance with ASU No. 2016-09, Compensation — Stock Compensation (Topic 718): Improvement to Employee Share-based Payment Accounting. The Black-Scholes Model were applied in determining the estimated fair value of the options granted to employees and non-employees.

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

We elected the fair value option to account for its convertible loans. The Group engaged an independent valuation firm to perform the valuation. The fair value of the convertible loans as of December 31, 2021 and 2022 was RMB27.9 million and RMB15,000 (US$2,000) calculated using the binomial tree model. The convertible loans are classified as level 3 instruments as the valuation was determined based on unobservable inputs which are supported by little or no market activity and reflect the Group’s own assumptions in measuring fair value. Significant estimates used in developing the fair value of the convertible loans include time to maturity, risk-free interest rate, straight debt discount rate, probability to convert and expected timing of conversion.

As the inputs used in developing the fair value for level 3 instruments are unobservable, and require significant management estimate, a change in these inputs could result in a significant change in the fair value measurement.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

The following table sets forth information regarding our directors and executive as of the date of this annual report.

Name	Age	Position/Title
Haohan Xu	28	Chairman of the Board and Co-Chief Executive Officer
Chris Chang Yu	65	Co-Chief Executive Officer
Xiaoyu Li	35	Director and Co-Chief Financial Officer
Jinqiu Tang	40	Co-Chief Financial Officer
Tianruo (Robert) Pu	55	Independent Director
Zhigang (Frank) Zhao	63	Independent director
Honggang (Harvey) Tian	42	Independent director

Mr. Haohan Xu, age 28, has served as a director, the chairman of the board of directors (the “Board”), Co-Chief Executive Officer of the Company since October 3, 2022. Mr. Xu has been a serial entrepreneur in the technology industry and an active public figure in the digital asset industry. In January 2019, he founded Roxe, a global payment network that allows businesses, banks, cross-border remittance companies, and third-party payment platforms to interconnect with each other and can make instant, low cost, cross-border, cross platform payments, and has served as the chief executive officer since then. In January 2019, Mr. Xu founded Apifiny Group Inc, an institutional-grade digital asset trading platform that enables seamless connectivity with global digital asset exchanges and infrastructure providers, and has served as the chief executive officer since then Mr. Xu obtained his bachelor of science degree in operations research and computer science from Columbia University, School of Engineering and Applied Science, in 2019.

Dr. Chris Chang Yu, age 65, is a co-founder and co-Chief Executive Officer of the company. Dr. Yu served as chairman of the Board and CEO since our inception in January 2010 until April 6, 2022 and was re-appointed as co-chairman of the Board and co-CEO of the Company on May 7, 2022. He resigned as the co-chairman of the Board on October 03, 2022 but continued to serve as the co-CEO of the Company. As the first or principal inventor of more than 300 patent applications spanning semiconductor, materials and life science, Dr. Yu has innovated leading technologies and products during his long and successful career since 1990s. Dr. Yu and our team have developed the CDA technology for cancer screening and detection. He is a member of the ASCO. Prior to founding our company, he co-founded Anji Microelectronics (Shanghai) Co., Ltd. (688019.SH) in 2004, and that company recently completed its IPO in China’s science and technology innovation board market in July 2019. Dr. Yu served as a technical director at Semiconductor Manufacturing International Corporation (NYSE: SMI and SEHK: 981) from 2002 to 2004. Dr. Yu served as a vice president of the research and development team of Cabot Microelectronics Corporation, or Cabot, from 1996 to 2002. While working at Cabot, Dr. Yu took a multi-disciplinary approach to developing a new mechanism for a key integrated circuit material. Dr. Yu also worked at three U.S. Fortune 500 companies, including serving as a group leader in the research and development division at Rockwell Co., Ltd. from 1994 to 1995, engineer at Motorola Co., Ltd. from 1992 to 1994, and senior engineer at Micron Technology Co., Ltd. from 1989 to 1992. He has also authored more than 80 papers, some of which are relevant to cancer detection. Dr. Yu received his bachelor and master’s degrees in physics from the University of Missouri Kansas-City Campus in 1983 and 1984, respectively. He received his doctoral degree in physics from the Pennsylvania State University in 1990. His master’s and doctoral dissertations both addressed innovative detection techniques.

Mr. Jinqiu Tang, age 40,  has served as our Co-Chief Financial Officers since October 3, 2022. Before that, he served as our Chief Financial Officer from June 2020 to October 3, 2022, and prior to that, as corporate controller beginning from October 2019. Prior to joining our company, Mr. Tang served as a global internal auditor at Natuzzi S.p.A (Italy) from 2016 to 2019. Previously, he worked for Beijing Dongshen CPAs from 2013 to 2016 and Shanghai De’an CPAs from 2011 to 2013, where he provided external audit, finance and tax advisory services across different industries and sectors. He has been a Certified Public Accountant in Australia since 2019 and a Forensic Certified Public Accountant in the U.S. since 2020. Mr. Tang received his bachelor’s degree in accounting from Charles Sturt University in Australia in 2007, MBA from Charles Sturt University in Australia in 2009 and his bachelor’s degree in law from Southwest University of Science and Technology in China in 2017.

Ms. Xiaoyu Li, age 35, has served as the Company’s director and Chief Financial Officer since October 2022. Prior to joining the Company, Ms. Li served as Senior Manager of Corporate Development, responsible for strategic M&As, at Apifiny from 2019 to 2022. Previously between 2013 and 2019, she served as an Investment Manager in Beijing, where she focused on investment on TMT companies. From 2012 and 2013, she worked at the Investor Relationship department at WOWO. Ms. Li received her Master’s degree in Finance from University of Illinois at Urbana-Champaign and a Bachelor’s degree in Economics from University of Minnesota, Twin Cities.

Mr. Tianruo (Robert) Pu, age 55, has served as a director, chairperson of the audit committee and member of the compensation committee as well as nominating and corporate governance committee since October 3, 2022. Mr. Pu has served as an independent director and chairman of the audit committee of One Connect Financial Technology (NYSE: OCFT) since 2019, a financial technology company He also serves as an independent director of Autohome Inc. (HKSE: 2518; NYSE: ATHM) since December 2016, an automotive service platform company. Mr. Pu also serves as independent director and chairman of the audit committee of 3SBio Inc. (HKSE:1530) since June 2015, a bio-pharmaceutical company. Mr. Pu has more than twenty years of work experience in finance and accounting in both the United States and China. Previously, Mr. Pu served as the chief financial officer of several companies including Zhaopin Limited (formerly NYSE: ZPIN) 2016 to 2018, UTStarcom (NASDAQ: UTSI) 2012 to 2014 and Nuokang Bio-Pharmaceutical (formerly Nasdaq: NKBP) 2008 to 2012. Mr. Pu received an MBA degree from Northwestern University Kellogg School of Management, a master of science degree in accounting from the University of Illinois, and a bachelor's degree in English Language from China Foreign Affairs University.

Mr. Zhigang (Frank) Zhao, age 63, has served as a director, chairperson of the compensation committee and member of the audit committee as well as nominating and corporate governance committee since October 3, 2022. Mr. Zhao has over two decades of experience in financial and accounting management with auditing firms and public companies. He has served as Chief Executive Officer of Uni-bioscience since January 2019. Previously, he served as the Chief Financial Officer of Wowo Limited from June 2014 to January 2019 and as the Chief Financial Officer of Borqs International Limited from 2012 to 2014. Mr. Zhao was the Chief Financial Officer of Simcere Pharmaceutical Group from 2006 to 2011. From 2005 to 2006 Mr. Zhao worked as the Chief Financial Officer of Sun New Media Inc. From 2003 to 2005 Mr. Zhao worked at FARO Technologies Inc. as a financial controller. Mr. Zhao received his bachelor degree in economics from Peking University and a MBA degree from University of Hartford. Mr. Zhao is a U.S. certified public accountant since 1993.

Mr. Honggang (Harvey) Tian, age 42, has served as a director of the Board, chairperson of the nominating and corporate governance committee and member of the audit committee as well as compensation committee since October 3, 2022. Mr. Tian is an experienced investment professional, with particular focus in Internet and high-tech industries. Mr. Tian served as a Partner of PAUVEY Capital Ltd. from September 2016 to September 2022. He holds a master's degree in engineering from Wuhan University.

None of our directors and executive officers have any family relationships up to the fourth civil degree either by consanguinity or affinity, except that Mr. Haohan Xu and Ms. Xiaoyu Li are cousins who have the same grandparents.

B. Compensation

For the year ended December 31, 2022, we paid an aggregate of approximately RMB2.6 million (US$0.4 million) in cash to our executive officers and directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

2023 Share Incentive Plan

On January 6, 2023, the Company’s Board approved and adopted the 2023 Share Incentive Plan (the “2023 Plan”) providing for the grant of options to purchase 4,000,000 Class A ordinary shares. On March 10, 2023, the Board and the Compensation Committee of the Board approved the Amended and Restated 2023 Plan increasing the number of Class A ordinary shares subject to the 2023 Plan to 13,000,000 shares. These options are to be granted to employees and professionals. The following paragraphs describe the principal terms of the 2023 Plan:

Type of Awards. The 2023 Plan permits the awards of options and other awards (such as restricted shares and restricted share units) that the plan administrator decides.

Plan Administration. Compensation Committee shall have the power to grant Awards. The Committee, in its discretion, may delegate its authority to grant Awards to an officer or committee of officers of the Company, subject to reasonable limits and guidelines established by the Committee at the time of such delegation and subject to applicable laws.

Award Agreement. Awards granted under the 2023 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event of the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

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

Transfer Restrictions. Each Option granted to a Participant shall be exercisable only by such Participant, provided that a Participant may assign or transfer his or her rights with respect to any or all of an Award to (i) a trust that was established solely for tax planning purposes and not for purposes of profit or commercial activity, or (ii) to one or more “family members” (as such term is defined in SEC Rule 701 promulgated under the Securities Act of 1933, as amended) by gift or pursuant to a qualified domestic relations order, or (iii) to such Participant’s beneficiaries or estate upon the death of the Participant (by will, by the laws of descent and distribution or otherwise) (each, a “Permitted Transferee”). In no event will transfers to a Person that the Committee determines is a competitor of the Company or any of its subsidiaries or provides services or financial or other support, directly or indirectly, to a competitor of the Company or its subsidiaries, be permitted.

Termination and Amendment. Unless terminated earlier, the 2023 Plan has a term of ten years. The plan administrator has the authority to amend or terminate the 2023 Plan. However, no such action may adversely affect in any material way any awards previously granted without written consent of the recipient, unless the plan administrator expressly reserved the right to make such amendment at the time the relevant awards were granted.

2022 Share Incentive Plan

On April 4, our board of directors and shareholders approved our 2022 Share Incentive Plan (the “2022 Plan”), to encourage our employees, officers, directors and consultants to continue contributing to our success. The maximum number of ordinary shares that may be issued under the 2022 Plan is 2,800,000 ordinary shares. On August 28, 2022, our board approved an increase of 1,900,000 ordinary shares to be available for grant under the 2022 Plan. The maximum number of ordinary shares that may be issued under the 2022 Plan was increased to 4,700,000 ordinary shares, As of the date of this annual report, options and restricted share units to purchase 2,933,406 Class A ordinary shares, par value $0.01 each, of our company had been granted and were outstanding under this 2022 Plan, excluding awards that had been exercised, forfeited or cancelled after the relevant grant dates. The following paragraphs describe the principal terms of the 2022 Plan:

Type of Awards. The 2022 Plan permits the awards of options and other awards (such as restricted shares and restricted share units) that the plan administrator decides.

Plan Administration. Compensation Committee shall have the power to grant Awards. The Committee, in its discretion, may delegate its authority to grant Awards to an officer or committee of officers of the Company, subject to reasonable limits and guidelines established by the Committee at the time of such delegation and subject to applicable laws.

Award Agreement. Awards granted under the 2022 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event of the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

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

Transfer Restrictions. Each Option granted to a Participant shall be exercisable only by such Participant, provided that a Participant may assign or transfer his or her rights with respect to any or all of an Award to (i) a trust that was established solely for tax planning purposes and not for purposes of profit or commercial activity, or (ii) to one or more “family members” (as such term is defined in SEC Rule 701 promulgated under the Securities Act of 1933, as amended) by gift or pursuant to a qualified domestic relations order, or (iii) to such Participant’s beneficiaries or estate upon the death of the Participant (by will, by the laws of descent and distribution or otherwise) (each, a “Permitted Transferee”). In no event will transfers to a Person that the Committee determines is a competitor of the Company or any of its subsidiaries or provides services or financial or other support, directly or indirectly, to a competitor of the Company or its subsidiaries, be permitted.

Termination and Amendment. Unless terminated earlier, the 2022 Plan has a term of ten years. The plan administrator has the authority to amend or terminate the 2022 Plan. However, no such action may adversely affect in any material way any awards previously granted without written consent of the recipient, unless the plan administrator expressly reserved the right to make such amendment at the time the relevant awards were granted.

2019 Share Incentive Plan

On October 31, 2019, our board of directors and shareholders approved our 2019 Share Incentive Plan, to encourage our employees, officers, directors and consultants to continue contributing to our success. On July 5, 2021, the Board approved the Amended and Restated 2019 Share Incentive Plan to amend the 2019 Share Incentive Plan (together the “2019 Plan). The maximum number of ordinary shares that may be issued under the 2019 Plan is 1,885,300 ordinary shares. As of the date of this annual report, options and restricted share units to purchase 77,900 Class A ordinary shares, par value $0.01 each, of our company had been granted and were outstanding under this 2019 Plan, excluding awards that had been exercised, forfeited or cancelled after the relevant grant dates. The following paragraphs describe the principal terms of the 2019 Plan:

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

2010 Share Incentive Plan

On February 1, 2010, our shareholders and board of directors authorized the chairman of the board to grant options under a share incentive plan, or the 2010 Plan, to our eligible employees, directors, officers and consultants to purchase not exceeding 1,190,000 ordinary shares of our company by July 1, 2017. On October 19, 2015, our shareholders and board of directors resolved to increase the authorized number of shares underlying the options under the 2010 Plan to 1,866,600 ordinary shares of our company by July 1, 2017. On July 1, 2017, in order to provide additional incentives to attract and retain key employees, directors, officers and consultants of outstanding ability and to motivate them to exert their best efforts, our shareholders and board of directors further resolved to grant additional options under the 2010 Plan, resulting in a total of options to purchase up to 2,726,600 shares of our company by December 31, 2019. As of the date of this annual report, options to purchase 1,513,200 Class A ordinary shares, par value $0.01 each, of our company had been granted and were outstanding under this 2010 Plan, excluding options that had been exercised, forfeited or cancelled after the relevant grant dates. The following paragraphs describe the principal terms of this plan:

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

The following table summarizes, as of the date of this annual report, the awards granted to our directors and executive officers and other individuals as authorized by our board of directors under our 2010 Plan, 2019 Plan, 2022 Plan and 2023 Plan, excluding awards that were forfeited or canceled after the relevant grant dates and retrospectively reflecting the effectiveness of a share subdivision of each ordinary share of par value of US$1.00 into 100 ordinary shares of par value of US$0.01 each, which became effective on November 12, 2019.

Name	Number of Shares*		Exercise Price ($/Share)	Date of Grant	Date of Expiration
Chris Chang Yu	250,000	*	US$3.77	February 1, 2021	February 1, 2031
Xiaoyu Li	943,390	*	zero	April 13, 2023	April 13, 2033
Zhigang Zhao	100,000	*	zero	March 10, 2023	March 10, 2033
Tianruo Pu	100,000	*	zero	March 10, 2023	March 10, 2033
Jinqiu Tang	275,000	*	US$0.05 to US$7.55	August 31, 2022	August 31, 2022
Honggng Tian	100,000	*	Zero	March 10, 2023	March 10, 2033

*	Less than 1% of our total outstanding ordinary shares.

C. Board Practices

Composition of Board of Directors

Our board of directors consists of five directors. Unless so fixed by our company in a general meeting, a director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract, proposed contract or transaction in which he is interested, and if he does so, his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered, provided that the nature of the interest of such director shall be disclosed by such director at or prior to its consideration and any vote thereon. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

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

Audit Committee. Our audit committee consists of Mr. Tianruo Pu, Mr. Zhigang Zhao and Mr. Honggang Tian. Mr. Tianruo Pu is the chairman of our audit committee. We have determined that Mr. Tianruo Pu, Mr. Zhigang Zhao and Mr. Honggang Tian satisfy the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of The NASDAQ Stock Market and Rule 10A-3 under the Exchange Act, as amended. We have determined that Mr. Tianruo Pu qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Mr. Zhigang Zhao, Mr. Tianruo Pu and Mr. Honggang Tian. Mr. Zhigang Zhao is the chairman of our compensation committee. We have determined that Messrs. Zhao, Pu and Tian satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of The NASDAQ Stock Market. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Honggang Tian, Mr. Zhigang Zhao and Mr. Tianruo Pu. Mr. Honggang Tian is the chairman of our nominating and corporate governance committee. We have determined that Messrs. Zhao, Pu and Tian satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of The NASDAQ Stock Market. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

D. Employees

As of December 31, 2022, we had 75 full-time employees, including 15 in the United States and the remainder in China. The following table sets forth the numbers of our employees categorized by function as of December 31, 2022.

Function	Number of Employees
Research and development	17
Laboratory technicians and manufacturing personnel	14
Sales and marketing	11
Logistics and customer support and service	9
General and administration	24
Total	75

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

E. Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of March 31, 2023 by:

●	each of our directors and executive officers; and

●	each person known to us to own beneficially more than 5% of our total outstanding ordinary shares.

The calculations in the table below are based on 111,641,540 ordinary shares (including 108,068,440 Class A ordinary shares and 3,573,100 Class B ordinary shares) outstanding as of March 31, 2023, excluding 1,322,853 Class A ordinary shares reserved for potential conversion of convertible debentures.

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

			% of total
			ordinary shares
	Class A	Class B	on an as-	% of aggregate
	Ordinary Shares	Ordinary Shares	converted basis***	voting power†
Directors and Executive Officers**:
Chris Chang Yu(1)	6,702	2,973,900	2.66%	20.68%
Haohan XU	5,440,420		4.87%	3.78%
Xiaoyu Li	—	—	—	—
Jinqiu Tang	*	—	*	*
Tianruo Pu	*	—	*	*
Zhigang Zhao	—	—	—	—
Honggang Tian	—	—	—	—
All Directors and Executive Officers as a Group	5447122	2973900	7.53%	24.46%
Principal Shareholders:
CRS Holdings Inc.(2)	6,702	2,973,900	2.66%	20.68%
Chen Haowei	10,729,613	—	9.61%	7.46%
Spring Investments Holding II LP	5,714,285	-	5.12%	3.97%
ST. FORTUNE GROUP LLC	14,214,285	-	12.73%	9.88%

Notes:

*	Less than 1% of our total outstanding ordinary shares.

**	Except as indicated otherwise below, the business address of our directors and executive officers is 1411 Broadway FL16 New York NY

***	For each person or group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of an option, restricted share unit or other right within 60 days after March 31, 2022.

†	For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group with respect to all outstanding shares of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one (1) vote per share. Each holder of our Class B ordinary shares is entitled to ten (10) votes per share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis.

(1)	Represents (i) 2,973,900 Class B ordinary shares and 6,702 Class A ordinary shares held by CRS Holdings Inc., a British Virgin Islands company, which is wholly owned by Dr. Chris Chang Yu and (ii) 15,000 Class A ordinary shares issuable upon exercise of options held by the spouse of Dr. Chris Chang Yu. The registered address of CRS Holdings Inc. is Trinity Chambers, P. O. Box 4301, Road Town, Tortola, British Virgin Islands.

(2)	Represents 6,702 Class A ordinary shares and 2,973,900 Class B ordinary shares held by CRS Holdings Inc. CRS Holdings Inc., a British Virgin Islands company, is wholly owned by Dr. Chris Chang Yu, and its registered address is Trinity Chambers, P. O. Box 4301, Road Town, Tortola, British Virgin Islands.

As of the date of this annual report, to our knowledge, 22,032,002 Class A ordinary shares (including 1,322,853 Class A ordinary shares reserved for potential conversion of convertible debentures) were held by one record holder, which is the depositary of our ADS program. In addition, we have fifteen record holders in the United States of Class A our ordinary shares, who held approximately 37% of our total outstanding ordinary shares as of March 31, 2023. As of March 31, 2023, none of our Class B ordinary shares were held by U.S. record holders. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

Significant Changes in the Ownership of Major Shareholders

As of March 31, 2021, our major shareholders were CRS Holdings Inc., beneficially owning 402,100 Class A ordinary shares and 2,263,900 Class B ordinary shares (approximately 21.1% ownership in aggregate), He Yu, beneficially owning 1,212,700 Class A ordinary shares (approximately 9.6% ownership), Zhangjiang GU KE Company Limited, beneficially owning 859,200 Class A ordinary shares and 351,300 Class B ordinary shares (approximately 9.6% ownership in aggregate) and Zhijun Sihang Holdings Limited, beneficially owning 606,700 Class A ordinary shares and 247,900 Class B ordinary shares (approximately 6.8% ownership in aggregate).

As of March 31, 2022, our major shareholders were CRS Holdings Inc., beneficially owning 380,961 Class A ordinary shares and 2,173,900 Class B ordinary shares (approximately 10.4% ownership in aggregate) and He Yu, beneficially owning 1,212,700 Class A ordinary shares (approximately 5.0% ownership).

As of March 31, 2023, our major shareholders were ST. FORTUNE GROUP LLC. beneficially owning 14,214,285 Class A ordinary shares (approximately 12.7% ownership), Chen Haowei, beneficially owning 10,729,613 Class A ordinary shares (approximately 9.6% ownership) and Spring Investments Holding II LP, beneficially owning 5,714,285 Class A ordinary shares (approximately 5.1% ownership).

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

Subsequent acquisition

On February 7, 2023, the Company, through a newly incorporated subsidiary, Fresh2 Technology Inc. (“Fresh2”), entered into a Share Purchase Agreement (the “Ecommerce Agreement”) to acquire Fresh 2 Ecommerce Inc, a Delaware corporation (“Fresh2 Ecommerce”), from Mr. Haohan Xu, the Company’s Co-CEO and Co-Chairman of the board of directors. Fresh2 Ecommerce is a business-to-business e-commerce platform focused on connecting Asian food suppliers and supermarkets in the U.S. Fresh2 Ecommerce provides an online direct selling platform for food suppliers such as food companies, manufacturers, agents, importers, and wholesalers to supermarkets. Pursuant to the Agreement, the Company purchased all the issued and outstanding equity interests in Fresh2 Ecommerce in consideration of US$2,100, payable in the form of 5,440,420 Class A ordinary shares of the Company, which was fully issued in February 2023.

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation.”

Repayment to CRS Holdings Inc.

In the years ended December 31, 2022 and 2021, we repaid RMB2,071,000 (US$300,267) and RMB2,803,000 of loans to CRS Holdings Inc., wholly owned by our founder, Dr. Chris Chang Yu.

Loan from CRS Holdings Inc.

In the year ended December 31, 2022, we obtained a loan of RMB1,498,000 (US$ 217,190) as working capital loan from CRS Holdings Inc.

Sales Agreements and Consultancy Agreement with Investee Companies

We have in the ordinary course of our business engaged certain of our investee companies, including AnPac Beijing Health Management Co., Ltd., Jiangsu Anpac and Anpai (Shanghai) Health Management Consulting Co., Ltd., as sales agents for our CDA-based tests. In 2021 and 2022, we incurred a consultancy fee of RMB2,190,000 and RMB2,739,000 (US$397,000) to AnPac Beijing Health Management Co., Ltd. for its marketing services to us. In 2021 and 2022, we recognized service revenue from Annadi Life Therapeutics Co., Ltd. of RMB 1,284,000 and RMB 2,186,000 (US$317,000). In 2021 and 2022, we recognized rendered from Jiangsu Anpac of RMB121,000 and RMB 9,000(US$1,000). In 2021 and 2022, we recognized a rent from Shanghai Muqing Industrial of RMB411,000 and rent reimbursement of RMB32,000 (RMB5,000). In 2021, we incurred a consultancy fee of RMB129,000 to Anpai (Shanghai) Health Management Consulting Co., Ltd.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

On September 2, 2022, three investors (the “Plaintiffs") in the Company’s May 2022 private placements filed an action against the Company in the State of Delaware Court of Chancery, Chen Wenge, et al. v. Fresh2 Group Limited, C.A. No. 2022-0779-PAF (the “Action”). The Plaintiffs sued the Company for breaches of the investment agreements of May 2022. The Plaintiffs claimed that the entry into certain investment agreements and a merger agreement breached or would breach the terms of the plaintiffs’ (and several other investors’) securities purchase agreements, including a right of first refusal and a prohibition against certain acquisitions and changes of business. The Court issued a temporary restraining order concerning enforcement of the private placements on September 3, 2022, amended the temporary restraining order on September 9, 2022, and further amended the temporary restraining order on September 23, 2022 (“TRO”). In order to settle the Action, on October 15, 2022, the Company entered into Stock Repurchase Agreement with the Plaintiffs and all other investors in the May 2022 private placements with the original investment of $3 million, who beneficially owned an aggregate of 12,492,283 ordinary shares (“Shares”) of the Company and warrants to purchase a total of 2,475,000 ordinary shares at various exercise prices (the “Warrants,” together with the Shares, the “Securities”), for total consideration of $1.5 million. The Company fully settled the Action by October 27, 2022. In connection with the settlement, by November 7, 2022, Yuyang Cui and Jiawen Kang resigned from the Board of Directors and Yuyang Cui resigned as co-CEO of the Company. The related warrants bought back were fully canceled and the ordinary shares bought back become the Company’s treasury shares.

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

On June 9, 2022, the Company received the determination from The Nasdaq Stock Market LLC (“Nasdaq”) that the Company has regained compliance with the requirements to remain listed in The Nasdaq Capital Market subject to a one-year Mandatory Panel Monitor of the Company’s ongoing compliance with such requirements as set force in Listing Rule 5815(d)(4)(B).

On September 9, 2022, the Company received a letter from The Nasdaq Stock Market LLC, notifying the Company of the Staff’s determination to delist the Company’s securities from The Nasdaq Capital Market because of the Company’s failure to regain compliance with the $1 per share bid price requirement of Listed Securities required for continued listing as set forth in Listing Rule 5450(a)(1), following the 180 calendar day compliance period set forth in Listing Rule 5810(c)(3)(A) (the "$1 Bid Rule”). On September 16, 2022, the Company received a letter from Nasdaq granting the appeal and scheduling the Nasdaq Hearings Panel for October 20, 2022. During the hearing held on October 20, 2022, the Company presented its plan (including share reverse split) to regain compliance with $1 Bid Rule, and the Company’s request for continued listing on The Nasdaq Capital Market has been granted on the condition that before November 23, 2022, the Company shall demonstrate compliance with Listing Rule 5550(a)(2), the $1 Bid Price Rule. On November 30, the Company announced that it was notified by the Office of the General Counsel of The Nasdaq Stock Market LLC that the Company has regained compliance with the $1 per share bid price requirement of Listed Securities required for continued listing as set forth in Listing Rule 5450(a)(1). The Company will remain under the Mandatory Panel Monitor until June 9, 2023, imposed by a previous Hearings Panel’s decision on June 9, 2022.

On January 13, 2023, the Company received a Staff determination letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC notifying the Company of the Staff’s determination to delist the Company’s securities from The Nasdaq Capital Market due to the Company’s failure to comply with the minimum $2.5 million stockholders’ equity requirement for continued listing on The Nasdaq Capital Market, unless the Company timely requests a hearing before a Nasdaq Hearings Panel. The Company timely requested a hearing, which stayed any delisting or suspension action relating to the Company’s American Depositary Shares through the hearing, which took place in March. On March 22, 2023, the Company was notified by the Nasdaq Hearings that the Company’s request for continued listing on The Nasdaq Capital Market has been granted, subject to the requirement that the Company demonstrate on or before July 12, 2023, its compliance with the shareholder equity requirement, as outlined in Listing Rule 5550(b)(1) (the “Equity Rule”). The Panel advised that July 12, 2023, represents the full extent of the Panel’s discretion to grant continued listing while the Company is non-compliant.

B. Plan of Distribution

Not applicable.

C. Markets

See “—A. Offering and Listing Details.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We are a BVI business company limited by shares and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the BVI Business Companies Act (As Revised) (the “BVI Act”). The following are summaries of material provisions of our Fifth Amended and Restated Memorandum and Articles of Association (“M&A”) in effect as of the date of this annual report insofar as they relate to the material terms of our ordinary shares. This description is only a summary, does not purport to be complete and is qualified by reference to the full text of the Fifth Amended and Restated Memorandum and Articles of Association, which are incorporated by reference as exhibits to this annual report.

Memorandum and Articles of Association

Objects and Purposes, Register, and Shareholders. Subject to the BVI Act, the objects for which we are established are unrestricted. Our register of members will be maintained by our share registrar, Maples Fund Services (Cayman) Limited. Under the BVI Act, a BVI company may treat the registered holder of a share as the only person entitled to (a) exercise any voting rights attaching to the share, (b) receive notices, (c) receive a distribution in respect of the share and (d) exercise other rights and powers attaching to the share. Consequently, as a matter of BVI law, where a shareholder’s shares are registered in the name of a nominee, the nominee is entitled to receive notices, receive distributions and exercise rights in respect of any such shares registered in its name. The beneficial owners of the shares registered in a nominee’s name will therefore be reliant on their contractual arrangements with the nominee in order to receive notices and dividends and ensure the nominee exercises voting and other rights in respect of the shares in accordance with their directions.

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

A sole liquidator appointed after 1 January 2023 must be resident in the BVI. An individual resident outside the BVI may be appointed to act as liquidator jointly with a BVI resident liquidator.

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

We do not believe that Fresh 2 Group meets all of the conditions above. Fresh 2 Group is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. For the same reasons, we believe our other entities outside of the PRC are not PRC resident enterprises, either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with ours.

If the PRC tax authorities determine that Fresh2 Group is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or Class A ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of Fresh 2 Group would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that Fresh 2 Group is treated as a PRC resident enterprise.

Provided that our BVI holding company, Fresh2 Group, is not deemed to be a PRC resident enterprise, holders of our ADSs and Class A ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs. However, under SAT Public Notice 7 and SAT Public Notice 37, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Public Notice 7 and SAT Public Notice 37, and we may be required to expend valuable resources to comply with SAT Public Notice 7 and SAT Public Notice 37, or to establish that we should not be taxed under these circulars. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.”

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

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). If we own at least 25% (by value) of the stock of another corporation, for purposes of determining whether we are a PFIC, we will be treated as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income. The asset test is generally applied using the fair market values of a non-U.S. corporation’s assets but is applied using adjusted tax bases of the assets if the non-U.S. corporation is a CFC and is not publicly traded for the year. We have been publicly traded since our initial public offering completed on February 3, 2020 and expect that we will be treated as publicly traded for all years after 2021. Accordingly, we believe that the PFIC asset test should be applied using the fair market values of our assets. U.S. Holders should consult their own tax advisors regarding the application of these rules and the appropriate valuation of our assets for purposes of the PFIC asset test, as well as the desirability of making a mark-to-market election (discussed below).

Based on our audited financial statements, the manner in which we conduct our business, relevant market and shareholder data and our current expectations regarding the value and nature of our assets and the sources and nature of our income, we do not believe that we were a PFIC in our taxable year ending December 31, 2022, and we do not anticipate becoming a PFIC for our current taxable year or in the foreseeable future. However, because the PFIC tests must be applied each year, and the composition of our income and assets and the value of our assets may change, it is possible that we may become a PFIC in the current or a future year. In particular, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ADSs, fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years.

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

J. Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative Disclosures:

Commodity Price Risk: Our business is subject to commodity price risk related to the prices of food ingredients and supplies, which can fluctuate due to various factors such as weather, supply and demand, and geopolitical tensions. We estimate that a 10% increase in commodity prices could result in a 5% decrease in our gross profit margin.

Foreign Exchange Risk: Our business is subject to foreign exchange risk related to our exposure to fluctuations in foreign currency exchange rates, particularly for transactions denominated in currencies other than our local currency. We estimate that a 10% change in foreign currency exchange rates could result in a 3% change in our operating income.

Qualitative Disclosures:

Competitive Market Risk: Our business operates in a highly competitive market, which poses a risk to our market share, pricing, and profitability. We continually monitor market conditions, consumer trends, and competitor activities to adjust our strategies and pricing.

Regulatory Risk: Our business is subject to various food safety and regulatory requirements, which can change frequently and can

Concentration of credit risk

Financial instruments may subject us to significant concentration of credit risk. These financial instruments consist primarily of cash and cash equivalents and accounts receivables. As of December 31, 2020, 2021 and 2022, the aggregate amount of cash and cash equivalents of RMB2.4 million, RMB4.2 million and RMB1.6 million (US$0.2 million), respectively, was held at major financial institutions located in the PRC, and RMB650,000, RMB5.0 million and RMB0.2 million (US$0.04 million), respectively, was deposited with major financial institutions located outside the PRC. Our management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law in August 2006 that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the new Bankruptcy Law, a Chinese bank may go into bankruptcy. In addition, since China’s concession to the World Trade Organization, foreign banks have been gradually permitted to operate in China and have been significant competitors against Chinese banks in many aspects, especially since the opening of the Renminbi business to foreign banks in late 2006. Therefore, the risk of bankruptcy of those Chinese banks in which we have deposits has increased. In the event of bankruptcy of one of the banks which holds our deposits, we are unlikely to claim our deposits back in full since the bank is unlikely to be classified as a secured creditor based on PRC laws.

Accounts receivables, unsecured and denominated in Renminbi, derived from sales on our cancer screening and detection tests and physical checkup packages, are exposed to credit risk. As of December 31, 2020, 2021 and 2022, we had two customers, two customers and three customers, respectively, each with a receivable balance exceeding 10% of the total accounts receivable balance. The risk is mitigated by credit evaluations that we perform on our corporate customers.

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

Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For U.S. dollar against RMB, there was depreciation of 6.3%, appreciation of 2.3% and depreciation of 8.2% in the years ended December 31, 2020, 2021 and 2022, respectively. It is difficult to predict how market forces or PRC or the U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

Liquidity risks

As of December 31, 2022, we had RMB1.9 million (US$0.3 million) of cash and cash equivalents and RMB28.6 million (US$4.1 million) of working capital deficit. For the year ended December 31, 2022, we incurred RMB55.1 million (US$8.0 million) of negative cash flows from operations and RMB1.6 million (US$0.2 million) of capital expenditures. From January 1, 2023 through April 28, 2023 we raised approximately $8.1 million in private placements of our securities and in a registered direct offering. We believe that our cash and cash equivalents on hand, borrowings and future operating cash flows will be adequate to meet our obligations as they come due for the 12 months after the date of this annual report. Going forward, we expect to need additional fundraising if our cash flows generated from operations do not increase substantially.

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

Fees and Other Payments Made by the Depositary to Us

The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. For the year ended December 31, 2022, the reimbursement we received from the depositary was nil net of applicable withholding taxes.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2022, our disclosure controls and procedures were ineffective. We have started to undertake steps to remediate the material weakness in our disclosure controls and procedures as set forth below under “Internal Control over Financial Reporting.”

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2022 because of the material weaknesses we identified.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

In connection with the preparation and audit of our consolidated financial statements as of and for the year ended December 31, 2022, our management identified the following three material weaknesses in our internal control over financial reporting: (i) lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements; (ii) lack of financial reporting policies and procedures to establish formal risk assessment process and internal control framework; and (iii) deficiencies noted in (a) IT policy; (b) risk and vulnerability assessment. (c) program change and security patch management; (d) backup and recovery management; (e) audit trail and separation of duty management; (f) password management.

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

Because such remediation measures were not fully implemented, our management has concluded that the material weaknesses still existed as of December 31, 2022. We expect to complete the measures discussed above and also to take actions to (i) continue to recruit experienced personnel with relevant past experience working on U.S. GAAP and SEC reporting, (ii) improve monitoring and oversight controls for non-recurring and complex transactions to ensure the accuracy and completeness of financial reporting and (iii) engage external experts to assist in non-recurring and complex transactions by the end of 2022 and will continue to implement measures to remediate our internal control deficiencies.

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

Changes in Internal Control over Financial Reporting

In connection with the preparation and external audit of our consolidated financial statements as of and for the year ended December 31, 2021, we and our independent registered public accounting firm identified a material weakness in internal control over financial reporting which is the lack of proper accounts receivable aging policy and review of the allowance for doubtful accounts.

Following the identification of the above-mentioned material weakness, we have taken measures to remediate the material weakness including but not limited to updating our accounts receivable aging policy and performing periodical review of outstanding accounts receivable and evaluating adequacy of the allowance for doubtful accounts against relevant evidence. During the year ended December 31, 2022, our management completed the design, implementation and testing of the newly designed and enhanced controls and determined that, as of December 31, 2022, these controls were appropriately designed and operating effectively. Management concluded that the prior material weakness regarding to lack of proper accounts receivable aging policy and review of the allowance for doubtful accounts identified in 2021 has been remediated.

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F, which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.  [RESERVED]

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Tianruo Pu, an independent director (under the standards set forth in Rule 5605(c)(2) of the NASDAQ and Rule 10A-3 under the Exchange Act), and the chairman of our Audit Committee, is our Audit Committee financial expert.

ITEM 16B.  CODE OF ETHICS

Our Board of Directors has adopted a code of business conduct and ethics that applies to our all directors, officers and employees in October 2019. We have posted a copy of our code of business conduct and ethics on our website at https://www.anpacbio.com/wp-content/uploads/2022/01/Code-of-Business-Conduct-and-Ethics.pdf, and https://fresh2.co/wp-content/uploads/2023/03/Code-of-Business-Conduct-and-Ethics.pdf, where you can obtain a copy without charge.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The Company was notified by Friedman LLP (“Friedman”), the Company’s then independent registered public accounting firm, that effective September 1, 2022, Friedman combined with Marcum LLP and continued to operate as an independent registered public accounting firm. Friedman continued to serve as the Company’s independent registered public accounting firm through January 11, 2023. On January 12, 2023, the audit committee of the board of directors of the Company approved the engagement of Marcum Asia CPAs LLP (“Marcum Asia”) to serve as the independent registered public accounting firm of the Company. The services previously provided by Friedman are now provided by Marcum Asia.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming LLP (“Ernst & Young”), Friedman and Marcum Asia, our principal external auditors, for the periods indicated.

	Years Ended December 31,
	2021		2022
	RMB	US$	RMB	US$
	(in thousands)
Audit fees(1)
Ernst & Young	800	126	-	-
Friedman	2,716	393	-	-
Marcum Asia	-	-	2,343	340

(1)	Audit fees include the aggregate fees billed in each of the fiscal period listed for professional services rendered by our independent public accountant in relation to the audit of our annual financial statements and services related to our initial public offering.

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

ITEM 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

The Company was notified by Friedman LLP (“Friedman”), the Company’s then independent registered public accounting firm, that effective September 1, 2022, Friedman combined with Marcum LLP and continued to operate as an independent registered public accounting firm. Friedman continued to serve as the Company’s independent registered public accounting firm through January 11, 2023. On January 12, 2023, the audit committee of the board of directors of the Company approved the engagement of Marcum Asia CPAs LLP (“Marcum Asia”) to serve as the independent registered public accounting firm of the Company. The services previously provided by Friedman are now provided by Marcum Asia.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICATION THAT PREVENT INSPECTIONS

In December 2022, the PCAOB announced that it has secured complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and confirmed that until such time as the PCAOB issues any new determination, there are no Commission-Identified Issuers at risk of having their securities subject to a trading prohibition under the HFCAA.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to “Item 18. Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

Number	Description of Documents
1.1	Fifth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 5.03 to Form 6-K (File No. 001-39137) filed with the Securities and Exchange Commission on October 17, 2022)
1.2	Certificate of Change of Name (incorporated herein by reference to Exhibit 3.1 to Form 6-K (File No. 001-39137) filed with the Securities and Exchange Commission on May 10, 2023)
2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)
2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-234408), as amended, initially filed with the Securities and Exchange Commission on November 15, 2019)
2.3	Form of Deposit Agreement, among the Registrant, the depositary and owners and holders of American Depositary Receipts (incorporated herein by reference to Exhibit (a) to the registration statement on Form F-6 (File No. 333-234548), as amended, initially filed with the Securities and Exchange Commission on November 7, 2019).
2.4	English Translation of Shareholders Agreement between the Registrant and other parties thereto dated June 30, 2017 (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 (File No. 333-234408), as amended, initially filed with the Securities and Exchange Commission on October 31, 2019)
2.5	English Translation of Shareholders Agreement between the Registrant and other parties thereto dated August 17, 2017 (incorporated herein by reference to Exhibit 4.5 to the registration statement on Form F-1 (File No. 333-234408), as amended, initially filed with the Securities and Exchange Commission on October 31, 2019)
2.6	Form of Underwriters’ Warrants (incorporated herein by reference to Exhibit 4.6 to the registration statement on Form F-1 (File No. 333-234408), as amended, initially filed with the Securities and Exchange Commission on December 5, 2019)
2.7	Description of Securities (incorporated herein by reference to Exhibit 2.7 to the Registrant’s Annual Report on Form 20-F (File No. 001-39137) filed with the Securities and Exchange Commission on May 15, 2020)
4.1	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1, as amended (File No. 333-234408), initially filed with the Securities and Exchange Commission on October 31, 2019)
4.2	English translation of the Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1, as amended (File No. 333-234408), initially filed with the Securities and Exchange Commission on October 31, 2019)
4.3	2019 Share Incentive Plan of the Registrant (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1, as amended (File No. 333-234408), initially filed with the Securities and Exchange Commission on October 31, 2019)

4.4	Registration Rights Agreement Between the Registrant and Certain Investors dated February 5, 2021 (incorporated herein by reference to Exhibit 4.4 to the Registrant’s Annual Report on Form 20-F (File No. 001-39137) filed with the Securities and Exchange Commission on April 30, 2021)
4.5	Securities Purchase Agreement Between the Registrant and Certain Investors dated February 5, 2021 (incorporated herein by reference to Exhibit 4.5 to the Registrant’s Annual Report on Form 20-F (File No. 001-39137) filed with the Securities and Exchange Commission on April 30, 2021)
4.6	Form of Dentures Issued to Certain Investors dated February 5, 2021 (incorporated herein by reference to Exhibit 4.6 to the Registrant’s Annual Report on Form 20-F (File No. 001-39137) filed with the Securities and Exchange Commission on April 30, 2021)
4.7	Placement Agent Agreement Between the Registrant and Univest Securities, LLC dated February 5, 2021 (incorporated herein by reference to Exhibit 4.7 to the Registrant’s Annual Report on Form 20-F (File No. 001-39137) filed with the Securities and Exchange Commission on April 30, 2021)
4.8	English Translation of Letter of Investment Intent Between the Registrant and Shanghai Stonedrop Investment Management Center (LLP) dated April 5, 2021 (incorporated herein by reference to Exhibit 4.8 to the Registrant’s Annual Report on Form 20-F (File No. 001-39137) filed with the Securities and Exchange Commission on April 30, 2021)
4.9	English Translation of Letter of Investment Intent Between the Registrant and Zhijun Sihang Holdings Limited dated April 12, 2021 (incorporated herein by reference to Exhibit 4.9 to the Registrant’s Annual Report on Form 20-F (File No. 001-39137) filed with the Securities and Exchange Commission on April 30, 2021)
4.10	Form of Securities Purchase Agreement between the Company and the Investors dated July 20, 2021 (incorporated herein by reference to Exhibit 10.1 to the Registrant’s Annual Report on Form 6-K (File No. 001-39137) filed with the Securities and Exchange Commission on July 22, 2021)
4.11	Form of Debenture between the Company and the Investors dated July 20, 2021 (incorporated herein by reference to Exhibit 10.2 to the Registrant’s Annual Report on Form 6-K (File No. 001-39137) filed with the Securities and Exchange Commission on July 22, 2021)
4.12	Underwriting Agreement dated November 9, 2021 (incorporated herein by reference to Exhibit 1.1 to the Registrant’s Annual Report on Form 6-K (File No. 001-39137) filed with the Securities and Exchange Commission on November 12, 2021)
4.13	English version of Five Party Agreement (incorporated herein by reference to Exhibit 4.13 to the Registrant’s Annual Report on Form 20-F (File No. 001-39137) filed with the Securities and Exchange Commission on May 16, 2022)
4.14	English version of Offset Agreement (incorporated herein by reference to Exhibit 4.14 to the Registrant’s Annual Report on Form 20-F (File No. 001-39137) filed with the Securities and Exchange Commission on May 16, 2022)
4.15*	2023 Share Incentive Plan of the Registrant adopted on March 10, 2023
8.1*	List of Principal Subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1, as amended, (File No. 333-234408), initially filed with the Securities and Exchange Commission on October 31, 2019)
12.1*	Certification by Principal Executive Officers Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officers Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officers Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officers Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Independent Registered Accounting Firm (Friedman)
15.2*	Consent of Independent Registered Accounting Firm (Marcum)
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FRESH2 GROUP LIMITED

	By:	/s/ Haohan Xu
	Name:	Haohan Xu
	Title:	Co-Chief Executive Officer

Date: May 16, 2023

FRESH2 GROUP LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Fresh2 Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Fresh2 Group Limited (the “Company”) as of December 31, 2022, the related consolidated statements of operations and comprehensive loss, shareholders’ deficit and cash flows for the year ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2, the Company has a significant working capital deficiency, has incurred significant recurring losses from operations and negative cash flows from operating activities and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Marcum Asia CPAs llp

We have served as the Company’s auditor since 2019 (such date takes into account the acquisition of certain assets of Friedman LLP by Marcum Asia CPAs LLP effective September 1, 2022)

New York, New York
May 16, 2023

NEW YORK OFFICE • 7 Penn Plaza • Suite 830 • New York, New York • 10001

Phone 646.442.4845 • Fax 646.349.5200 • www.marcumasia.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of

Directors of Fresh2 Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Fresh2 Group Limited and Subsidiaries (collectively, the “Company”) as of 2021, and the related consolidated statements of operations and comprehensive loss, shareholders’ deficit and cash flows for each of the years in the two-year ended December 31, 2021, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Consideration of the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has a significant working capital deficit, has had recurring losses from operations and an accumulated deficit. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regards to these matters are also described in Note 2. These financial statements do not include any adjustments that might result from the outcome of these uncertainties. If the Company is unable to successfully obtain the necessary additional financial support, as specified in Note 2, there could be a material adverse effect on the Company.

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

/s/ Friedman LLP

We have served as the Company’s auditor from 2020 to 2022.

New York, New York

May 16, 2022

FRESH2 GROUP LIMITED

(FORMERLY ANPAC BIO-MEDICAL SCIENCE CO., LTD.)

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	9,251	1,870	271
Prepayment	4,704	3,742	543
Accounts receivable, net	5,554	2,235	324
Amounts due from related parties, net	200	2,194	318
Inventories, net	490	210	30
Other current assets, net	3,350	3,448	500
Total current assets	23,549	13,699	1,986

Property and equipment, net	20,264	17,182	2,491
Land use rights, net	1,138	1,111	161
Intangible assets, net	8,857	185	27
Goodwill	12,758	—	—
Right of use assets	—	7,213	1,046
Long-term investments, net	923	1,079	156
TOTAL ASSETS.	67,489	40,469	5,867

LIABILITIES AND SHAREHOLDERS’ EQUITY/(DEFICIT)
Current liabilities:
Short-term debts	33,759	5,015	727
Accounts payable	2,732	2,108	303
Advance from customers	4,174	4,956	719
Amounts due to related parties	2,471	3,494	507
Lease liability-current	—	784	114
Accrued expenses and other current liabilities	19,770	25,921	3,758
Total current liabilities	62,906	42,278	6,128
Deferred tax liabilities	2,158	—	—
Lease liability-non-current	—	6,515	945
Other long-term liabilities	1,107	1,080	157
TOTAL LIABILITIES.	66,171	49,873	7,230
Commitments and contingencies

Shareholders’ equity (deficit):
Class A Ordinary shares ((US$0.01 par value per share; 2,400,000,000 shares authorized, 16,604,402 and 79,536,589 shares issued and 16,604,402 and 67,044,306 outstanding as of December 31, 2021 and 2022, respectively)	1,096	5,494	797
Class B Ordinary shares ((US$0.01 par value per share; 30,000,000 authorized, 2,773,100 and 3,573,100 shares issued and outstanding as of December 31, 2021 and 2022)	185	240	35
Treasury stock(1)	—	(11,003)	(1,595)
Additional paid-in capital	465,334	564,869	81,898
Accumulated deficit	(475,646)	(577,539)	(83,735)
Accumulated other comprehensive income	4,532	4,263	618
Total Fresh2 Group Limited shareholders’ deficit	(4,499)	(13,676)	(1,982)
Non-controlling interest	5,817	4,272	619
Total shareholders’ equity (deficit)	1,318	(9,404)	(1,363)

TOTAL LIABILITIES AND EQUITY (DEFICIT)	67,489	40,469	5,867

(1):	12,492,283 shares Class A Ordinary shares were held as treasury stock.

The accompanying notes are an integral part of these consolidated financial statements

FRESH2 GROUP LIMITED

(FORMERLY ANPAC BIO-MEDICAL SCIENCE CO., LTD.)

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	Years Ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Revenues:
Revenues-third parties	20,373	16,581	9,849	1,428
Revenues-related parties	136	1,405	2,195	318
Total revenues	20,509	17,986	12,044	1,746

Cost of revenues	(7,628)	(5,732)	(3,708)	(538)

Gross Profit	12,881	12,254	8,336	1,208

Operating expenses:
Selling and marketing expenses	(19,674)	(21,420)	(12,154)	(1,762)
Research and development expenses	(11,576)	(16,204)	(9,532)	(1,381)
General and administrative expenses	(74,757)	(80,676)	(70,788)	(10,263)
Impairment of long-term investments	(1,430)	—	—	—
Impairment of intangible assets	—	(3,828)	(7,911)	(1,147)
Impairment of goodwill	—	(2,223)	(12,758)	(1,850)
Loss from operations	(94,556)	(112,097)	(104,807)	(15,195)

Non-operating income and expenses:
Interest expense, net	(1,143)	(4,257)	(373)	(54)
Foreign exchange loss, net	(667)	(202)	(787)	(114)
Share of net gain (loss) in equity method investments	(13)	132	156	23
Other income (expense), net	9,096	990	(61)	(9)
Gain from a step acquisition	—	3,240	—	—
Change in fair value of convertible debt	6,630	(9,073)	144	21

Loss before income taxes	(80,653)	(121,267)	(105,728)	(15,328)
Income tax benefit	88	1,180	2,130	309
Net loss	(80,565)	(120,087)	(103,598)	(15,019)
Net loss attributable to noncontrolling interests	(90)	(1,392)	(1,705)	(247)
Net loss attributable to ordinary shareholders	(80,475)	(118,695)	(101,893)	(14,772)

Loss per share
Class A and B ordinary shares - basic and diluted	(7.19)	(8.72)	(2.66)	(0.39)

Weighted average shares outstanding used in calculating basic and diluted loss per share
Class A and Class B ordinary shares - basic and diluted	11,190,079	13,605,515	38,242,073	38,242,073

Other comprehensive (loss) income, net of tax:
Fair value change relating to Company’s own credit risk on convertible loan	(108)	—	—	—
Foreign currency translation differences	2,793	(263)	(269)	(39)
Total comprehensive loss	(77,880)	(120,350)	(103,867)	(15,058)
Total comprehensive loss attributable to noncontrolling interests	(90)	(1,392)	(1,705)	(247)

Total comprehensive loss attributable to ordinary shareholders	(77,790)	(118,958)	(102,162)	(14,811)

The accompanying notes are an integral part of these consolidated financial statements.

FRESH2 GROUP LIMITED

(FORMERLY ANPAC BIO-MEDICAL SCIENCE CO., LTD.)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY/(DEFICIT)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

							Additional		Accumulated	Total Fresh2 Group Limited		Total
	Class A Ordinary Shares		Class B Ordinary Shares		Treasury shares		Paid-in	Accumulated	Other	Shareholders’	Non-controlling	Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	(Loss) Income	Equity (Deficit)	interest	(Deficit)
Balance at January 1, 2020	7,004,900	466	2,863,100	191	—	—	257,736	(276,476)	2,110	(15,973)	49	(15,924)
Net loss	—	—	—	—	—	—	—	(80,475)	—	(80,475)	(90)	(80,565)
Issuance of ordinary shares upon initial public offering, net	1,333,360	92	—	—	—	—	75,368	—	—	75,460	—	75,460
Issuance shares for exercise of stock option	284,400	20	—	—	—	—	763	—	—	783	—	783
Issuance shares reserved for convertible loan	500,000	35	—	—	—	—	(35)	—	—	—	—	—
Issuance shares for service	70,000	5	—	—	—	—	2,701	—	—	2,706	—	2,706
Fair value change relating to Company’s own credit risk on convertible loan	—	—	—	—	—	—	—	—	(108)	(108)	—	(108)
Foreign currency translation differences	—	—	—	—	—	—	—	—	2,793	2,793	—	2,793
Capital contribution from noncontrolling interest holders	—	—	—	—	—	—	—	—	—	—	370	370
Share-based compensation	—	—	—	—	—	—	17,762	—	—	17,762	—	17,762
Balance at December 31, 2020	9,192,660	618	2,863,100	191	—	—	354,295	(356,951)	4,795	2,948	329	3,277
Net loss	—	—	—	—	—	—	—	(118,695)	—	(118,695)	(1,392)	(120,087)
Acquisition of Anpai	—	—	—	—	—	—	—	—	—	—	6,880	6,880
Issuance of shares in private placements, net of offering costs	2,482,280	159	—	—	—	—	49,083	—	—	49,242	—	49,242
Issuance shares for exercise of stock options	956,414	62	—	—	—	—	7,930	—	—	7,992	—	7,992
Issuance shares reserved for convertible loan	3,630,123	235	—	—	—	—	(235)	—	—	—	—	—
Conversion of convertible loans	—	—	—	—	—	—	20,110	—	—	20,110	—	20,110
Transfer Class B shares to Class A shares	90,000	6	(90,000)	(6)	—	—	—	—	—	—	—	—
Share based compensation	252,925	16	—	—	—	—	34,151	—	—	34,167	—	34,167
Foreign currency translation differences	—	—	—	—	—	—	—	—	(263)	(263)	—	(263)
Balance at December 31, 2021	16,604,402	1,096	2,773,100	185	—	—	465,334	(475,646)	4,532	(4,499)	5,817	1,318
Net loss	—	—	—	—			—	(101,893)	—	(101,893)	(1,705)	(103,598)
Issuance of shares in private placements, net of offering costs	56,299,400	3,975	—	—	—	—	57,037	—	—	61,012	—	61,012
Issuance shares for exercise of stock options	492,787	32	800,000	55	—	—	226	—	—	313	—	313
Issuance shares reserved for convertible loan	6,000,000	381	—	—	—	—	(381)	—	—	—	—	—
Conversion of convertible loans	—	—	—	—	—	—	27,739	—	—	27,739	—	27,739
Treasury stocks	—	—	—	—	(12,492,283)	(11,003)	—	—	—	(11,003)	—	(11,003)
Share based compensation	140,000	10	—	—	—	—	14,914	—	—	14,924	—	14,924
Capital contribution from non-controlling interest holders	—	—	—	—	—	—	—	—	—	—	160	160
Foreign currency translation differences	—	—	—	—	—	—	—	—	(269)	(269)	—	(269)
Balance at December 31, 2022	79,536,589	5,494	3,573,100	240	(12,492,283)	(11,003)	564,869	(577,539)	4,263	(13,676)	4,272	(9,404)
Balance at December 31, 2022 (US$)	79,536,589	797	3,573,100	35	(12,492,283)	(1,595)	81,898	(83,735)	618	(1,982)	619	(1,363)

The accompanying notes are an integral part of these consolidated financial statements.

FRESH2 GROUP LIMITED

(FORMERLY ANPAC BIO-MEDICAL SCIENCE CO., LTD.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	Years Ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Operating activities:
Net loss	(80,565)	(120,087)	(103,598)	(15,019)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	3,096	3,910	4,704	682
Share of net loss (gain) in equity method investments	13	(132)	(156)	(23)
Bad debt expenses, net	1,203	1,897	301	44
Losses on disposal of land use rights and property and equipment	51	5	933	135
Gain from fair value change in Anpai equity investment	—	(3,240)	—	—
Issuance shares for service	2,706	—	—	—
Share-based compensation	17,762	34,167	14,924	2,164
Gain on settlement of convertible loan	(7,162)	—	—	—
Fair value loss on convertible loan	532	9,073	(144)	(21)
Inventory provision	36	—	—	—
Impairment of long-term investment	1,430	—	—	—
Deferred tax benefits	(88)	(1,180)	(2,158)	(313)
Impairment of intangible assets	—	3,828	7,911	1,147
Impairment of goodwill	—	2,223	12,758	1,850
Amortization of right of use assets	—	—	794	115
Forgiveness of PPP loan	—	(905)	—	—
Changes in operating assets and liabilities:
Prepayment	(4,775)	786	1,207	175
Accounts receivable	(7,256)	1,539	2,896	420
Inventories	(44)	(180)	285	41
Amounts due from related parties	(219)	215	(441)	(64)
Other current assets	4,845	(1,056)	(68)	(10)
Other assets	502	—	—	—
Accounts payable	350	360	(626)	(91)
Amounts due to related parties	128	(240)	(131)	(19)
Advance from customers	1,232	107	781	113
Accrued expenses and other current liabilities	6,825	(1,875)	5,506	798
Other long-term liabilities	519	(924)	(27)	(4)
Deferred tax liabilities	(88)	—	—	—
Lease liabilities	—	—	(711)	(103)
Net cash used in operating activities	(58,967)	(71,709)	(55,060)	(7,983)

Investing activities:
Purchases of property and equipment	(2,466)	(3,899)	(1,457)	(211)
Purchases of intangible assets	(26)	(74)	(135)	(20)
Proceeds from property and equipment	10	—	—	—
Cash acquired from business combination	—	41	—	—
Net cash used in investing activities	(2,482)	(3,932)	(1,592)	(231)

Financing activities:
Proceeds from short-term borrowings	13,830	38,244	5,000	725
Payment for short-term borrowings	(20,000)	(6,000)	(5,900)	(855)
Proceeds from related party	1,498	—	800	116
Repayment of related party	(2,570)	6,217	(640)	(93)
Proceeds from stock options exercised	8	2,608	40	6
Purchase of treasury stocks	—	—	(11,003)	(1,595)
Capital contribution from noncontrolling interest holders	370	—	160	23
Proceeds from private placement	—	42,351	61,012	8,846
Payment for convertible loans	(17,261)	—	—	—
Proceeds from issuance of ordinary shares	110,668	—	—	—
Payment for initial public offering costs	(25,619)	—	—	—
Net cash provided by financing activities	60,924	83,420	49,469	7,173

Effect of exchange rate changes on cash and cash equivalents	(2,584)	(1,544)	(198)	(29)
Net increase (decrease) in cash and cash equivalents	(3,109)	6,235	(7,381)	(1,070)
Cash and cash equivalents at beginning of year	6,125	3,016	9,251	1,341
Cash and cash equivalents at end of year	3,016	9,251	1,870	271

Supplemental disclosure of cash flow information:
Interest paid	2,413	2,187	272	39
Supplemental disclosure of non-cash activities:
Issuance shares for stock option exercised by Dr. Chris Chang Yu	—	6,125	273	40
Issuance shares for related party loan to Dr. Chris Chang Yu	—	6,891	—	—
Non-controlling interest recognized from a step acquisition	—	6,880	—	—
Reclassification of other payable to convertible loan	—	4,534	—	—
Conversion of convertible loans	—	20,110	27,739	4,022
Right of use assets obtained in exchange for lease liabilities	—	—	8,027	1,164

The accompanying notes are an integral part of these consolidated financial statements.

FRESH2 GROUP LIMITED

(FORMERLY ANPAC BIO-MEDICAL SCIENCE CO., LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Fresh2 Group Limited (Formerly AnPac Bio-Medical Science Co., Ltd., the “Company”) was incorporated in the British Virgin Islands (“the BVI”) in January 2010. The Company and its subsidiaries (collectively, the “Group”) are engaged in one business segment, marketing and selling a multi-cancer screening and detection test that uses innovative, patented cancer differentiation analysis (the “CDA”) technology and proprietary cancer-detection devices, primarily in the People’s Republic of China (the “PRC” or “China”). The Company incorporated a new subsidiary, Fresh2 Technology Inc. (“Fresh2”) on October 4, 2022 and acquired Fresh 2 Ecommerce Inc. (“Fresh2 Ecommerce”) on February 7, 2023. Fresh2 Ecommerce is a business-to-business e-commerce platform focused on connecting Asian food suppliers and supermarkets in the U.S. For the year ended December 31, 2022, the Company did not generate any revenue from this new operation.

As of December 31, 2022, the details of the Group’s principal subsidiaries are as follows:

	Percentage of	Date of	Place of Incorporation/
Major subsidiaries	Ownership	Incorporation	Acquisition	Major Operation
Changhe Bio-Medical Technology (Yangzhou) Co., Ltd.	100%	March 2010	the PRC	Cancer screening and detection tests
Changwei System Technology (Shanghai) Co., Ltd.**	100%	March 2011	the PRC	Research and development
AnPac Bio-Medical Technology (Lishui) Co., Ltd. (“AnPac Lishui”)	100%	October 2012	the PRC	Cancer screening detection tests and device manufacturing
AnPac Bio-Medical Technology (Shanghai) Co., Ltd.	100%	April 2014	the PRC	Cancer screening and detection tests
AnPac Technology USA Co., Ltd. (“AnPac US”)	100%	September 2015	the U.S.	Clinical trials for research on cancer screening and detection tests
Lishui AnPac Medical Laboratory Co., Ltd.	100%	July 2016	the PRC	Cancer screening and detection tests
Shiji (Hainan) Medical Technology Ltd.	100%	March 2013	the PRC	Cancer screening and detection research
Shanghai Muqing AnPac Health Technology Co., Ltd. (“AnPac Muqing”)*	51%	March 2019	the PRC	Cancer screening and detection tests
Anpai (Shanghai) Healthcare Management and Consulting Co., Ltd.	60%	August 15, 2021	the PRC	Cancer screening and detection tests
Fresh 2 Technology Inc. (“Fresh2”)	100%	October 4, 2022	USA	B2B e-commerce

*	AnPac Muqing closed business in March 2023 subsequently.
**

On August 2, 2022, the Company’s board passed a preliminary plan to divest Changwei System Technology (Shanghai) Co., Ltd., a subsidiary focusing on research and development. On September 1, 2022, the Company entered into an agreement pursuant to which it agreed to sell its 100% ownership interest in Changwei System Technology (Shanghai) Co., Ltd. to two third parties for RMB365. As of the report date, the disposal of Changwei System Technology (Shanghai) Co., Ltd. was not completed and the Company has not received the payment from the purchasers. This disposition does not represent strategic shift and has no significant effect on the Company’s operations and financial results, therefore, no discontinued operations were presented.

2. LIQUIDITY AND GOING CONCERN UNCERTAINTIES

The Group’s principal sources of liquidity have been cash generated from financing and operating activities. As of December 31, 2022, the Group had RMB1,870 (US$271) of cash and cash equivalents and a working capital deficit of RMB28,579 (US$4,142). For the years ended December 31, 2020, 2021 and 2022, the Group incurred continuous losses of RMB80,565, RMB120,087 and RMB103,598 (US$15,019), respectively. For the years ended December 31, 2020, 2021 and 2022, net cash used in operating activities of RMB58,967, RMB71,709 and RMB55,060 (US$7,983), respectively. The resurgence of COVID-19 and lockdown policies in Shanghai, China had a negative impact on the Group’s operations. The above-mentioned facts raise substantial doubt about the Group’s ability to continue as a going concern. In assessing its liquidity, management monitors and analyzes the Group’s cash on-hand, its ability to generate sufficient revenue sources in the future, and its operating and capital expenditure commitments. With respect to capital funding requirements, the Group budgeted capital spending based on ongoing assessments of needs to maintain adequate cash. The Group intends to finance its future working capital requirements and capital expenditures from financing activities until the Group’s operating activities generate positive cash flows, if ever. Management expects continued capital financing through debt or equity issuances to support its working capital requirements.

In December 2022 and January 2023, the Company signed definitive investment agreements with several third-party investors. The investors agreed to purchase 33,171,421 newly issued Class A ordinary shares of the Company at a price of US$0.175 per ordinary share or, for a total purchase price of approximately US$5,805 (RMB40,038). The Company received approximately US$5,112(RMB 35,256) by April 22, 2023.

In March 2023, the Company signed definitive investment agreements with several shareholders, whereby the investors agreed to purchase an aggregate of 16,666,665 Class A ordinary shares at a price of US$0.30 per ordinary share for a total purchase price of $5,000 (RMB34,486). The Company has not received any proceeds from these agreements.

FRESH2 GROUP LIMITED

(FORMERLY ANPAC BIO-MEDICAL SCIENCE CO., LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2. LIQUIDITY AND GOING CONCERN UNCERTAINTIES (CONTINUED)

On April 6, 2023, the Company sold to institutional investors a total of 12,500,000 Class A ordinary shares, pre-funded warrants exercisable for 2,500,000 Class A ordinary shares (issuable to investors whose purchase of American Depositary Shares (“ADSs”), would otherwise result in such investor, together with its affiliates and certain related parties, beneficially owning more than 4.99% of the outstanding ADSs immediately following the consummation of this offering, and warrants exercisable for 750,000 ADSs. One ADS is equal to twenty ordinary shares. The purchase price of each pre-funded warrant is equal to the price per one ADS, minus $0.0001, and the exercise price of each pre-funded warrant will equal $0.0001 per share. The pre-funded warrants are immediately exercisable and may be exercised at any time until exercised in full. The warrants are immediately exercisable, will expire five (5) years from the original issuance date and have an exercise price of $4.00 per ADS. The Company issued to Univest Securities, LLC (“Univest”), the sole placement agent for the Offering, warrants exercisable for 37,500 ADSs, with an exercise price of $4.80 per ADS (the “Placement Agent Warrants”), pursuant to a placement agency agreement (the “Placement Agency Agreement”) dated March 31, 2023 between the Company and Univest. Other than in respect of the exercise price, the Placement Agent Warrants have terms identical to the pre-funded warrants. The Company received approximately US$3,010 (RMB20,761) from this offering.

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

(b) Principles of consolidation

The accompanying consolidated financial statements include the financial statements of the Group. All inter-company transactions and balances between the Company and its subsidiaries are eliminated upon consolidation.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of the board of directors, or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

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

FRESH2 GROUP LIMITED

(FORMERLY ANPAC BIO-MEDICAL SCIENCE CO., LTD.)

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

The financial statements of the Company and AnPac US are translated from the functional currency to the reporting currency, RMB. Transactions denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are re-measured at the exchange rates prevailing at the balance sheet date. Non-monetary items that are measured in terms of historical costs in foreign currency are re-measured using the exchange rates at the dates of the initial transactions. Exchange gains and losses are included in the consolidated statements of operations and comprehensive loss.

The Group uses the average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in accumulated other comprehensive income, a component of shareholders’ deficit.

(e) Convenience translation

Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB6.8972 on December 31, 2022, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be converted, realized or settled into US$ at such rate or at any other rate.

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

FRESH2 GROUP LIMITED

(FORMERLY ANPAC BIO-MEDICAL SCIENCE CO., LTD.)

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

Repair and maintenance costs are charged to expense as incurred, whereas the costs of betterments that extend the useful life of property and equipment are capitalized as additions to the related assets. Retirements, sale and disposals of assets are recorded by removing the cost and accumulated depreciation with any resulting gain or loss reflected in the consolidated statements of operations and comprehensive loss.

Direct costs that are related to the construction of property and equipment and incurred in connection with bringing the assets to their intended use are capitalized as construction in progress. Construction in progress is transferred to specific property and equipment, and the depreciation of these assets commences when the assets are ready for their intended use.

FRESH2 GROUP LIMITED

(FORMERLY ANPAC BIO-MEDICAL SCIENCE CO., LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

3. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(j) Long-term investments

The Group’s long-term investments include equity method investments and equity investments without readily determinable fair values.

Investments in entities in which the Group can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC 323, Investments-Equity Method and Joint Ventures (“ASC 323”). Under the equity method, the Group initially records its investment at cost and the difference between the cost of the equity investee and the amount of the underlying equity in the net assets of the equity investee is accounted for as if the investee were a consolidated subsidiary. The share of earnings or losses of the investee are recognized in the consolidated statements of operations and comprehensive loss. Equity method adjustments include the Group’s proportionate share of investee income or loss, adjustments to recognize certain differences between the Group’s carrying value and its equity in net assets of the investee at the date of investment, impairments, and other adjustments required by the equity method. The Group assesses its equity investment for other-than-temporary impairment by considering factors as well as all relevant and available information including, but not limited to, current economic and market conditions, the operating performance of the investees including current earnings trends, the general market conditions in the investee’s industry or geographic area, factors related to the investee’s ability to remain in business, such as the investee’s liquidity, debt ratios, and cash burn rate and other company-specific information.

Investments in equity securities without readily determinable fair values are measured at cost minus impairment adjusted by observable price changes in orderly transactions for the identical or a similar investment of the same issuer. These investments are measured at fair value on a nonrecurring basis when there are events or changes in circumstances that may have a significant adverse effect. An impairment loss is recognized in the consolidated statements of operations and comprehensive loss equal to the amount by which the carrying value exceeds the fair value of the investment.

For the year ended December 31, 2020, 2021 and 2022, the Group recognized an impairment on its equity investment in Jiangsu Anpac Health Management Co., Ltd. of RMB1,430, nil and nil, respectively. The equity investment in Jiangsu Anpac Health Management Co., Ltd was fully impaired as of December 31, 2020. For the years ended December 31, 2020, 2021 and 2022, the operation of Jiangsu Anpac Health Management Co., Ltd. was inactive.

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

FRESH2 GROUP LIMITED

(FORMERLY ANPAC BIO-MEDICAL SCIENCE CO., LTD.)

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

(n) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the identifiable assets acquired less liabilities assumed of an acquired business. The Group’s goodwill at December 31, 2021 arose from its business acquisition of Anpai Shanghai in 2021. Goodwill acquired in a business combination is not amortized, but instead tested for impairment at least annually, or more frequently if certain circumstances indicate a possible impairment may exist.

In accordance with ASC 350-20, Intangibles-Goodwill and Other, Goodwill, (“ASC 350-20”) the Group has assigned and assessed goodwill for impairment at the reporting unit level. A reporting unit is an operating segment or one level below the operating segment. The Group has determined that it has one reporting unit for the year ended December 31, 2022. The Group has the option to first assess qualitative factors to determine whether it is necessary to perform the two-step test in accordance with ASC 350-20. If the Group believes, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the two-step quantitative impairment test described below is required. Otherwise, no further testing is required. In the qualitative assessment, the Group considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. In performing the two-step quantitative impairment test, the first step compares the carrying amount of the reporting unit to the fair value of the reporting unit based on either quoted market prices of the ordinary shares or estimated fair value using a combination of the income approach and the market approach. If the fair value of the reporting unit exceeds the carrying value of the reporting unit, goodwill is not impaired, and the Group is not required to perform further testing. If the carrying value of the reporting unit exceeds the fair value of the reporting unit, then the Group must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit’s goodwill. The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit goodwill. If the carrying amount of the goodwill is greater than its implied fair value, the excess is recognized as an impairment loss.

For the year ended December 31, 2020, the Group performed a qualitative assessment for the reporting unit. Based on the requirements of ASC 350-20, the Group evaluated all relevant qualitative and quantitative factors, weighed all factors in their entirety and concluded that it was not more-likely-than-not that the fair value of the reporting unit was less than its carrying amount. Therefore, no goodwill impairment was recognized as of December 31, 2020.

FRESH2 GROUP LIMITED

(FORMERLY ANPAC BIO-MEDICAL SCIENCE CO., LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

3. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(n) Goodwill (continued)

For the year ended December 31, 2021, the Group performed the quantitative impairment test and determined that the fair value of goodwill acquired from the acquisition of Shiji (Hainan) Medical Technology Ltd. in fiscal 2017 is Nil. Therefore, the Group impaired the goodwill acquired from the acquisition of Shiji (Hainan) Medical Technology Ltd. of RMB2,223 for the year ended December 31, 2021.

For the year ended December 31, 2022, due to the slow development of Anpai Shanghai, the Group performed the quantitative impairment test for the reporting unit. In accordance with ASC 350-20, the Group recorded an impairment loss of RMB12,758 ($1,850) for the year ended December 31, 2022.

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

Given no events or changes in circumstances indicating the carrying amount of long-lived assets may not be recovered through the related future net cash flows, the Group did not perform such an evaluation for the years ended December 31, 2020.

For the year ended December 31, 2021, due to the slow development of Shiji (Hainan) Medical Technology Ltd., the Group evaluated the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition and determined that the fair value of intangible assets of Shiji (Hainan) Medical Technology Ltd. was nil. Therefore, the Group impaired the intangible assets acquired from the acquisition of Shiji (Hainan) Medical Technology Ltd. of RMB3,828 for the year ended December 31, 2021.

For the year ended December 31, 2022, due to the slow development of Anpai Shanghai, the Group evaluated the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition and determined that the fair value of intangible assets of Anpai Shanghai was nil. Therefore, the Group impaired the intangible assets acquired from the acquisition of Anpai Shanghai of RMB7,911 (US$1,147) for the year ended December 31, 2022.

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

FRESH2 GROUP LIMITED

(FORMERLY ANPAC BIO-MEDICAL SCIENCE CO., LTD.)

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

The Group elected the fair value option to account for its convertible loans. The Group engaged an independent valuation firm to perform the valuation. The fair value of the convertible loans as of December 31, 2021 and 2022 was RMB27,859 and RMB15 (US$2) calculated using the binomial tree model. The convertible loans are classified as level 3 instruments as the valuation was determined based on unobservable inputs which are supported by little or no market activity and reflect the Group’s own assumptions in measuring fair value. Significant estimates used in developing the fair value of the convertible loans include time to maturity, risk-free interest rate, straight debt discount rate, probability to convert and expected timing of conversion. Refer to Note 11 for additional information.

As the inputs used in developing the fair value for level 3 instruments are unobservable, and require significant management estimate, a change in these inputs could result in a significant change in the fair value measurement.

The following is a reconciliation of the beginning and ending balances for convertible loans measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31, 2021 and 2022:

	For the years ended December 31,
	2021	2022	2022
	RMB	RMB	US$
Opening balance	2,232	27,859	4,039
New convertible loans issued	32,344	—	—
Conversion of other payable to convertible loan	4,534	—	—
Conversion of convertible loans	(20,110)	(27,739)	(4,022)
Loss (gain) on change in fair value of convertible loan	9,073	(144)	(21)
Other comprehensive income -foreign exchange translations	(214)	39	6
Total	27,859	15	2

(q) Treasury share

The Company accounts for treasury share using the cost method. Under this method, the cost incurred to purchase the shares is recorded in the treasury shares account on the consolidated balance sheets. At retirement of the treasury shares, the ordinary shares account is charged only for the aggregate par value of the shares. The excess of the acquisition cost of treasury shares over the aggregate par value is allocated between additional paid in capital (up to the amount credited to the additional paid in capital upon original issuance of the shares) and retained earnings.

(r) Revenue recognition

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

Revenue from cancer screening and detection tests

Revenue from cancer screening and detection test are primarily generated through administration of the tests to the Group’s customer constituents, the Group’s cancer screening and detection tests based on CDA technology and other cancer screening and detection technologies, such as biomarker-based tests, to its customers (primarily corporations and life insurance companies). A contract exists when the master service agreement has been executed and the customer submitting a service request, which is a placed order. The Group’s contracts have a single performance obligation which is satisfied upon rendering the cancer screening and detection tests and delivery of the cancer screening and detection test results to the customer or the customer’s employees as well as individual policy holders. The Group acts as the principal as it controls the cancer screening and detection tests before it is transferred to the customer and records revenue on a gross basis at a point in time, when the cancer screening and detection test results are delivered to the customer. The Group accrues 5% of the revenue from cancer screening and detection tests as a warranty liability reserve which is included in accrued expenses and other current liabilities.

FRESH2 GROUP LIMITED

(FORMERLY ANPAC BIO-MEDICAL SCIENCE CO., LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

3. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(r) Revenue recognition (continued)

Revenue from physical checkup packages

The Group facilitates the procurement of physical checkup package services by corporations and life insurance companies for their employees and policy holders, respectively, from third-party physical checkup package service providers. The Group enters into contracts with corporations and life insurance companies and physical checkup service providers. The Group considers both the corporations and life insurance companies and the third-party physical checkup package service providers as its customers in this type of transaction. The Group’s performance obligation is to facilitate the corporations and life insurance companies and the third-party physical checkup package service providers to complete the purchase of physical checkup package services, which is not controlled by the Group prior to being transferred to the corporations and life insurance companies. The Group fulfills its performance obligation at a point in time when the employees and policy holders of corporations and life insurance companies, respectively, complete the physical checkups at which the Group records the net amount that it retains from such completed transaction as revenue.

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

Revenue from Technology services

The Group provides a series of technology services including but not limited to market research, designing, coding, developing, testing, etc. to a client for a contractual term of two years. As the series of services are an integral part of a project of which the goal is to enable the client to produce a cancer-treatment medical device, none of the mentioned services can be isolated and identified as a distinct performance obligation. The Group concluded that the combined services in the contract constitutes a single performance obligation. The contract price is fully allocated to the single performance obligation. Revenue from technology services is recognized over time. The Group uses input methods to measure the progress toward complete satisfaction of the performance obligation. Input methods measure progress based on resources consumed or efforts expended relative to total resources expected to be consumed or total efforts expected to be expended. The completion percentage is determined by costs incurred/total costs estimated to be incurred.

Retail revenue

The Group started its retail business of selling genetic testing kits and skin-care products in fiscal 2021. Customers pay upfront and the Group delivers the ordered products. Revenue is recognized at a point in time upon delivery.

All retail revenues are generated in the PRC.

Contract balances

The payment terms and conditions within the Group’s contracts vary by the type of services and customer.

FRESH2 GROUP LIMITED

(FORMERLY ANPAC BIO-MEDICAL SCIENCE CO., LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

3. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(r) Revenue recognition (continued)

Contract assets relate to the Group’s conditional right to consideration for completed performance obligations under the contract. Accounts receivable are recorded when the right to consideration becomes unconditional. The Group does not have contract assets for the periods presented.

In instances where the timing of revenue recognition differs from the timing of invoicing, the Group has determined that its contracts generally do not include a significant financing component.

Contract liabilities represent considerations received from corporations, life insurance companies and technology services clients in advance of satisfying the Group’s performance obligations under the contract, which are presented in “advance from customers” in the consolidated balance sheets. The Group classifies contract liabilities as current based on the timing of when we expect to recognize revenue, which typically occurs within one year. Revenue recognized that was included in contract liabilities at the beginning of the period was RMB 1,248. RMB 330 and RMB 1,877 (US$ 272) for the years ended December 31, 2020, 2021 and 2022, respectively. As of December 31, 2021 and 2022, contract liabilities amounted to RMB4,174 and RMB4,956 (US$719), respectively.

PRC Value-Added Taxes (“VAT”) and surcharges

The services of the Group are subject to value-added taxes of 6%. Retail sales are subject to value-added taxes of 3% or 13%. The Group is subject to an education surtax and urban maintenance and construction tax, on the services provided in the PRC.

Practical expedients

The Group has applied the following practical expedients:

(i)	The transaction price allocated to the performance obligations that are unsatisfied, or partially unsatisfied has not been disclosed, as substantially all of the Group’s contracts have a duration of one year or less.

(ii)	The Group recognizes incremental costs to obtain a contract as expenses when incurred because the amortization period would be one year or less. These costs are recorded within sales and marketing expenses.

Disaggregation of revenue

	For the years ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$

Cancer screening and detection tests	18,445	14,947	8,078	1,171
Physical checkup packages	2,064	1,654	1,574	228
Technology service	—	1,284	2,186	317
Retail revenue	—	101	206	30
Total revenues	20,509	17,986	12,044	1,746

(s) Costs of revenues

Costs of revenues consists of staff costs, outsourced testing costs, blood sample taking costs, medical consumable costs, share-based compensation, depreciation of CDA equipment, purchase cost of retail products.

(t) Advertising expenditures

Advertising expenditures are expensed as incurred and such expenses were minimal for the periods presented. Advertising expenditures have been included as part of selling and marketing expenses. For the years ended December 31, 2020, 2021 and 2022, the advertising expense amounted to RMB664, RMB515 and RMB423 (US$61) respectively.

FRESH2 GROUP LIMITED

(FORMERLY ANPAC BIO-MEDICAL SCIENCE CO., LTD.)

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

(v) Government grants

Government grants include financial incentives in the form of cash subsidies that involve no conditions or continuing performance obligations of the Group. Government grants are recognized as other non-operating income upon receipt. For government grants related to assets in the form of land use rights, the government grants are recorded as deferred income when received. The deferred income is then recognized in other income, net in the consolidated statement of operations and comprehensive loss on a systematic basis over the useful life of the related asset. Government grants recognized in other income for the years ended December 31, 2020, 2021 and 2022 were RMB 7,541, RMB565 and RMB877 (US$127).

(w) Leases

The Company adopted ASU No. 2016-02—Leases (Topic 842) as of January 1, 2022, using a modified retrospective transition method permitted under ASU No. 2018-11. This transition approach provides a method for recording existing leases only at the date of adoption and does not require previously reported balances to be adjusted. In addition, we elected the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allowed us to carry forward the historical lease classification. Adoption of the new standard resulted in the recording of additional lease assets and lease liabilities on the consolidated balance sheets. The standard did not materially impact our consolidated net earnings and cash flows.

Right-of-use (“ROU”) assets represent the Group’s rights to use underlying assets for the lease term and lease liabilities represent the Group’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term, reduced by lease incentives received, plus any initial direct costs, using the discount rate for the lease at the commencement date. As the implicit rate in lease is not readily determinable for the Group’s operating leases, the Group generally use the incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The Group’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Group will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Group accounts for lease and non-lease components separately. the Group has no finance leases for any of the periods presented.

Prior to the adoption of ASU No. 2016-02, leases were classified at the inception date as either a capital lease or an operating lease. The Group assesses a lease to be a capital lease if any of the following conditions exist: (a) ownership is transferred to the lessee by the end of the lease term, (b) there is a bargain purchase option, (c) the lease term is at least 75% of the property’s estimated remaining economic life, or (d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an occurrence of an obligation at the inception of the lease. The Group has no capital leases for the years ended December 31, 2021 and 2020.

FRESH2 GROUP LIMITED

(FORMERLY ANPAC BIO-MEDICAL SCIENCE CO., LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

3. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(x) Employee benefit expenses

As stipulated by the regulations of the PRC, full-time employees of the Group are entitled to various government statutory employee benefit plans, including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to make contributions to the plan and accrues for these benefits based on certain percentages of the qualified employees’ salaries. The total expenses the Group incurred for the plan were RMB1,645, RMB3,884 and RMB3,897 (US$565) for the years ended December 31, 2020, 2021 and 2022, respectively.

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

The Group accounted for uncertainties in income taxes in accordance with ASC 740. Interest and penalties related to unrecognized tax benefit recognized in accordance with ASC 740 are classified in the consolidated statements of operations and comprehensive loss as income tax expenses.

For the years ended December 31, 2022, 2021 and 2020, the Company did not have any significant unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefits. The Company does not believe that its uncertain tax benefits position will materially change over the next twelve months.

(aa) Comprehensive loss

Comprehensive loss is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Among other disclosures, ASC 220, Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive loss be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Group’s comprehensive loss includes net loss and foreign currency translation differences, and is presented in the consolidated statements of operations and comprehensive loss.

FRESH2 GROUP LIMITED

(FORMERLY ANPAC BIO-MEDICAL SCIENCE CO., LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

3. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(bb) Segment reporting

The Group’s Chief Executive Officers are the chief operating decision-makers that review the consolidated financial results when making decisions about allocating resources and assessing the performance of the Group as a whole and hence, the Group has only one reportable segment for the year ended December 31, 2022 in accordance with ASC 280, Segment Reporting. The Group operates and manages its business as a single segment. As the Group’s long-lived assets are substantially all located in the PRC and all the Group revenues are derived from within the PRC, no geographical segments are presented.

(cc) Loss per share

Loss per share is calculated in accordance with ASC 260, Earnings per Share. Basic loss per ordinary share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of the share options, using the treasury stock method. Ordinary share equivalents are excluded from the computation of diluted loss per share if their effects would be anti-dilutive. Basic and diluted loss per ordinary share is presented in the Group’s consolidated statements of operations and comprehensive loss.

The rights, including the liquidation and dividend rights, of the holders of our Class A and Class B ordinary shares are identical, except with respect to voting. Each Class A ordinary share is entitled to one vote; and each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. As the liquidation and dividend rights are identical, the undistributed earnings are allocated on a proportionate basis. For the years ended December 31, 2020, 2021 and 2022, the net loss per share amounts are the same for Class A and Class B common ordinary shares because the holders of each class are entitled to equal per share dividends or distributions in liquidation.

The Group did not include share options, convertible debt and warrants in the computation of diluted earnings per share for the years ended December 31, 2020, 2021 and 2022, because those were anti-dilutive for loss per share.

(dd) Risks, Uncertainties and Concentrations

COVID-19

Beginning in late 2019, an outbreak of a novel strain of coronavirus (COVID-19) first emerged in China and has spread globally. In March 2020, the World Health Organization (“WHO”) declared COVID-19 as a pandemic. Governments in affected countries imposed travel bans, quarantines and other emergency public health measures, which caused material disruption to businesses globally resulting in an economic slowdown.

A new COVID-19 subvariant (Omicron) outbreak hit China in March 2022, spreading more quickly and easily than previous strains. As a result, a new round of lockdowns, quarantines, and travel restrictions were imposed upon different provinces or cities in China by the relevant local government authorities. The Company temporarily closed its Shanghai office and suspended offline marketing activities on April 1, 2022 as well. As required by the local authorities in Shanghai, employees located in Shanghai worked remotely. Beginning June 1, 2022, the Company reopened its Shanghai office and resumed offline marketing activities. For the year ended December 31, 2022, the COVID-19 pandemic had an adverse impact on the Company’s financial positions and operating results. For the year ended December 31, 2022, the Company’s revenue decreased to RMB12,044 (US$1,746) from RMB17,986 for the year ended December 31, 2021.

Starting in December 2022, China announced an easing of its COVID-19 restriction policy. Authorities downgraded the management of COVID-19 from category A to category B and lifted the restriction measures related to the COVID-19 pandemic, such as the reduction in travel and tourists, conventions and business events, closures and restrictions on business operations. The reopening of China’s economy from the stringent COVID-19 restrictions is expected to boost economic growth in Asia and beyond, but management is unable at this time to determine the future impact of the COVID-19 pandemic on its future operations, financial condition, liquidity, and results of operations.

FRESH2 GROUP LIMITED

(FORMERLY ANPAC BIO-MEDICAL SCIENCE CO., LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

3. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(dd) Risks, Uncertainties and Concentrations (continued)

Concentration of credit risk

Financial instruments that potentially subject the Group to significant concentration of credit risk consist primarily of cash and cash equivalents and accounts receivables. As of December 31, 2021 and 2022, the aggregate amounts of cash and cash equivalents of RMB4,237 and RMB1,626 (US$236), respectively, were held at major financial institutions located in the PRC and RMB5,014 and RMB244 (US$35), respectively, were deposited with major financial institutions located outside the PRC. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions. There is a RMB 500,000 deposit insurance limit for a legal entity’s aggregated balance at each PRC bank.

Accounts receivables, unsecured and denominated in RMB, are exposed to credit risk. As of December 31, 2021, two customers accounted for 43% and 12% of total accounts receivables, respectively. As of December 31, 2022, three customers accounted for 24%, 16% and 16% of total accounts receivables. The risk is mitigated by credit evaluations the Group performs on its customers.

Business, customer, supplier, political and economic risks

The Group is in the early stages of development of its e-commerce food-related business and has a limited operating history. The recently acquired operations are subject to all of the risks inherent in the initial expenses, challenges, complications, and delays frequently encountered in connection with the formation of any new business.

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

For the year ended December 31, 2020, the Group had two customers that accounted for 29% and 15% of total revenues, respectively. For the year ended December 31, 2021, the Group had three customers that accounted for 36%, 17% and 11% of total revenues, respectively. For the year ended December 31, 2022, the Group had five customers that accounted for 30%, 18%, 15%, 14% and 13% of total revenues, respectively.

For the year ended December 31, 2020, the Group had four suppliers that accounted for 17%, 14%, 13% and 11% of total cost of revenues, respectively. For the year ended December 31, 2021, the Group had three suppliers that accounted for 11%, 11% and 10% of total cost of revenues, respectively. For the year ended December 31, 2022, the Group had four suppliers that accounted for 17%, 13%, 12% and 10% of total cost of revenues, respectively.

As of December 31, 2021, four suppliers accounted for 22%, 13%, 12%and 12% of total accounts payables, respectively. As of December 31, 2022, one supplier accounted for 50% of total accounts payables, respectively.

FRESH2 GROUP LIMITED

(FORMERLY ANPAC BIO-MEDICAL SCIENCE CO., LTD.)

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

Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For U.S. dollar against RMB, there was depreciation of 6.3%, appreciation of 2.3% and depreciation of 8.2% in the years ended December 31, 2020, 2021 and 2022, respectively. It is difficult to predict how market forces or PRC or the U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which requires the Company to measure and recognize expected credit losses for financial assets held and not accounted for at fair value through net income. In November 2018, April 2019 and May 2019, the FASB issued ASU No. 2018-19, “Codification Improvements to Topic 326, Financial Instruments — Credit Losses,” “ASU No. 2019-04, Codification Improvements to Topic 326, Financial Instruments — Credit Losses,” “Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments,” and “ASU No. 2019-05, Financial Instruments — Credit Losses (Topic 326): Targeted Transition Relief,” which provided additional implementation guidance on the previously issued ASU. The ASU is effective for fiscal years beginning after Dec. 15, 2019 for public business entities that meet the definition of an SEC filer, excluding entities eligible to be SRCs as defined by the SEC. All other entities, ASU No. 2016-13 is effective for fiscal years beginning after December 15, 2022. The Company adopted this update on January 1, 2023. The adoption has no material impact to the Company’s consolidated financial statements.

FRESH2 GROUP LIMITED

(FORMERLY ANPAC BIO-MEDICAL SCIENCE CO., LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

3. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(ff) Recent accounting pronouncements (continued)

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740)—Simplifying the Accounting for Income Taxes. The guidance in this ASU eliminates certain exceptions for recognizing deferred taxes for investments, performing intra-period allocation and calculating income taxes in interim periods. The ASU also adds guidance to reduce complexity in certain areas, including recognizing deferred taxes for tax goodwill and allocating taxes to members of a consolidated group. For public entities, the amendments in this Update are effective for fiscal years, beginning after December 15, 2020. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption of the amendment is permitted. The Company adopted this guidance effective January 1, 2022. The adoption of the new guidance did not have a significant impact on its consolidated financial statements.

In August 2020, the FASB issued ASU No. 2020-06, Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”). ASU 2020-06 will simplify the accounting for convertible instruments by reducing the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models will result in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. Convertible instruments that continue to be subject to separation models are (1) those with embedded conversion features that are not clearly and closely related to the host contract, that meet the definition of a derivative, and that do not qualify for a scope exception from derivative accounting and (2) convertible debt instruments issued with substantial premiums for which the premiums are recorded as paid-in capital. ASU 2020-06 also amends the guidance for the derivatives scope exception for contracts in an entity’s own equity to reduce form-over-substance-based accounting conclusions. ASU 2020-06 will be effective January 1, 2024, for our company. Early adoption is permitted. Management is currently evaluating the effect of the adoption of ASU 2020-06 on the consolidated financial statements.

In October 2020, the FASB issued ASU 2020-10, “Codification Improvements,” this ASU affects a wide variety of Topics in the Codification. They apply to all reporting entities within the scope of the affected accounting guidance. More specifically, this ASU, among other things, contains amendments that improve the consistency of the Codification by including all disclosure guidance in the appropriate Disclosure Section (Section 50). Many of the amendments arose because the FASB provided an option to give certain information either on the face of the financial statements or in the notes to financial statements and that option only was included in the Other Presentation Matters Section (Section 45) of the Codification. The option to disclose information in the notes to financial statements should have been codified in the Disclosure Section as well as the Other Presentation Matters Section (or other Section of the Codification in which the option to disclose in the notes to financial statements appears). Those amendments are not expected to change current practice. The amendments are effective for annual periods beginning after December 15, 2021, and interim periods within annual periods beginning after December 15, 2022. Early application of the amendments is permitted for and varies based on the entity. The amendments should be applied retrospectively and at the beginning of the period that includes the adoption date. The Company adopted this update on January 1, 2023. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

In October 2021, the FASB issued ASU No. 2021-08, “‘Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers” (“ASU 2021-08”). This ASU requires entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. The amendments improve comparability after the business combination by providing consistent recognition and measurement guidance for revenue contracts with customers acquired in a business combination and revenue contracts with customers not acquired in a business combination. The amendments are effective for the Company beginning after December 15, 2023, and are applied prospectively to business combinations that occur after the effective date. The Company does not expect the adoption of ASU 2021-04 will have a material effect on the consolidated financial statements.

In November 2021, the FASB issued Accounting Standards Update No 2021-10, Government Assistance (Topic 832) — Disclosures by Business Entities about Government Assistance (“ASU 2021-10”). ASU 2021-10 requires additional disclosures regarding the nature of government assistance, the related accounting policy used to account for assistance, the affected line items and applicable amounts within the consolidated financial position and results of operations, and significant terms and conditions related to the assistance. Government assistance within the scope of ASC 832 includes assistance that is administered by domestic, foreign, local, state, national governments, as well as departments, independent agencies and intergovernmental organizations. The updated guidance increases transparency of government assistance including, 1) the type of assistance, 2) the entity’s accounting for assistance, and 3) the effect of assistance on the entity’s financial statements. The new standard is effective for fiscal years beginning after December 15, 2021. The Company adopted ASU 2021-10 effective January 1, 2022. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

FRESH2 GROUP LIMITED

(FORMERLY ANPAC BIO-MEDICAL SCIENCE CO., LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

4. ACQUISITION

On August 15, 2021, the Group completed a step acquisition of 60% equity interest in Anpai Shanghai, consisting of an acquisition of 40% equity interest of Anpai Shanghai acquired from Dr. Chang Yu for a consideration of RMB 8,500 approved by the Board of Directors (the “Board”), and an investment of 20% equity interest in Anpai Shanghai which the Group has already held prior to August 15, 2021. Anpai Shanghai is engaged in mainly provides physical examination services and other health consulting services in PRC. As a result of the acquisition, the Group obtains the control on Anpai Shanghai, therefore consolidates Anpai Shanghai. The Group recognized a gain from a step acquisition of RMB 3,240 on the prior 20% investment in Anpai Shanghai.

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

5. ACCOUNTS RECEIVABLE, NET

Accounts receivable as of December 31, 2021 and 2022 were as follows:

	As of December 31,
	2021	2022
	RMB	RMB	US$

Accounts receivable	6,699	3,803	551
Allowance for doubtful accounts	(1,145)	(1,568)	(227)
Balance at end of year	5,554	2,235	324

FRESH2 GROUP LIMITED

(FORMERLY ANPAC BIO-MEDICAL SCIENCE CO., LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

5. ACCOUNTS RECEIVABLE, NET (CONTINUED)

Movement in the allowances for doubtful accounts were as follows:

	Years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Balance at beginning of year	177	304	1,145	166
Additional provision	758	841	423	61
Write-offs	(631)	—	—	—
Balance at end of year	304	1,145	1,568	227

6. OTHER CURRENT ASSETS, NET

Other current assets consist of the following:

	As of December 31,
	2021	2022
	RMB	RMB	US$
Tax recoverable	1,853	1,696	246
Deposits and others	2,053	2,336	339
	3,906	4,032	585
Provision against deposits and others	(556)	(584)	(85)
Total	3,350	3,448	500

Movement in the provision against deposits and others were as follows:

	Years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Balance at beginning of year	3	99	556	81
Additional provision	96	457	(5)	(1)
Exchange difference	—	—	33	5
Balance at end of year	99	556	584	85

7. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

	As of December 31,
	2021	2022
	RMB	RMB	US$
Buildings	16,029	16,029	2,324
Leasehold improvements	1,448	—	—
Furniture, fixtures and equipment	12,977	13,293	1,927
Motor vehicles	512	529	77
Total	30,966	29,851	4,328
Less:
Accumulated depreciation	(12,715)	(14,600)	(2,117)
	18,251	15,251	2,211
Construction in progress	2,013	1,931	280
Property and equipment, net	20,264	17,182	2,491

Construction in progress represents the renovation of an office building and spare parts for medical equipment which the Group will use to assemble new equipment in house.

Depreciation expense was RMB2,441, RMB2,727 and RMB3,781 (US$548) for the years ended December 31, 2020, 2021 and 2022, respectively. No impairment charges were recognized on the property and equipment for the years ended December 31, 2020, 2021 and 2022.

FRESH2 GROUP LIMITED

(FORMERLY ANPAC BIO-MEDICAL SCIENCE CO., LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

8. LAND USE RIGHTS, NET

Land use rights, net consists of the following:

	As of December 31,
	2021	2022
	RMB	RMB	US$
Land use rights, cost	1,388	1,388	201
Less:
Accumulated amortization	(250)	(277)	(40)
Land use rights, net	1,138	1,111	161

Amortization expense of the land use rights for the years ended December 31, 2020, 2021and 2022 was RMB28, RMB28 and RMB28 (US$ 4), respectively. As of December 31, 2022, expected amortization expense for the land use rights is approximately RMB28 in 2023, RMB28 in 2024, RMB28 in 2025, RMB28 in 2026, RMB28 in 2027 and RMB971 in 2028 and thereafter.

9. INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following:

	As of December 31,
	2021	2022
	RMB	RMB	US$
Software	1,297	1,432	208
Customer relationship	9,170	9,170	1,330
Medical license	5,300	5,300	768
Total	15,767	15,902	2,306
Less: Accumulated amortization	(1,610)	(1,247)	(181)
Less: Impairment	(5,300)	(14,470)	(2,098)
Intangible assets, net	8,857	185	27

Amortization expense for the years ended December 31, 2020, 2021 and 2022 amounted to RMB630, RMB1,155 and RMB895 (US$130), respectively. For the year ended December 31, 2022, due to the slow development of Anpai Shanghai, the Group evaluated the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition and determined that the fair value of intangible assets of Anpai Shanghai was Nil. Therefore, the Group fully impaired the intangible assets acquired as part of the acquisition of Anpai Shanghai and recognized impairment loss of RMB 7,911 ($US1,147) and original cost of RMB 9,170 and accumulated amortization of RMB1,259 were fully written off. The estimated aggregate amortization expense for each of the five succeeding years is as follows:

Year ending December 31,	RMB
2023	49
2024	48
2025	14
2026	14
2027	14
Thereafter	46
Total	185

FRESH2 GROUP LIMITED

(FORMERLY ANPAC BIO-MEDICAL SCIENCE CO., LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

10. LONG-TERM INVESTMENTS, NET

Long-term investments, net consisted of the following:

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
Equity method investments
Anpac Beijing Health Management Co., Ltd (“Anpac Beijing”).	923	1,079	156

Equity securities without readily determinable fair values
Jiangsu Anpac Health Management Co., Ltd. (“Jiangsu Anpac”)	2,750	2,750	399
Less:
Impairment	(2,750)	(2,750)	(399)
Total	923	1,079	156

Equity method investments

On October 19, 2017, the Group and other third parties established Anpac Beijing, of which the Group initially owned 35% of the investment. Since October 2019, the Group’s registered shareholding ratio of Anpac Beijing decreased to 18%, but the Group still have significant influence on the operation and strategic decisions of Anpac Beijing.

On May 15, 2021, the Group and other third parties established Advanced Life Therapeutics Co., Ltd. (“Advanced Life”), of which the Group owned 40% of its registered capital based on the business registration filed with the local authority. But the Group did not make a capital contribution yet because Advanced Life has not commenced its intended operations. The Group has one seat on the board of directors and can exercise significant influence on the management and operation of Advanced Life. The Group accounts for Advanced Life as long-term investment under the equity method, there’s no carrying value of this investment.

Equity securities without readily determinable fair values

In January 2016, the Group and other third parties established Jiangsu Anpac, of which the Group owned 10% of the investment. In November 2017, the Group further acquired a 5% equity interest. The Group accounted for the investment under cost method since the Group does not have the ability to exert significant influence over Jiangsu Anpac. With the adoption of ASU 2016-01, the Group accounted for it as equity securities without readily determinable fair values at cost, less impairment, adjusted for subsequent observable price changes on a nonrecurring basis, and report changes in the carrying value of the equity investment in current earnings. For the years ended December 31, 2020, 2021 and 2022, the Group recognized impairment loss of RMB1,430, nil and nil in Jiangsu Anpac investment, respectively.

FRESH2 GROUP LIMITED

(FORMERLY ANPAC BIO-MEDICAL SCIENCE CO., LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

11. SHORT-TERM DEBTS

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
Short-term bank and other borrowings (i)	5,900	5,000	725
Convertible loan (“CL”) (ii)	27,859	15	2
Total	33,759	5,015	727

(i) The short-term borrowing as of December 31, 2022 consisted of a RMB5,000 borrowing that had a fixed annual interest rate of 3.6% and due on October 12, 2023. The short-term borrowing as of December 31, 2021 consisted of a RMB5,900 borrowing with fixed annual interest rates of 4.35%, which was fully repaid in fiscal 2022. The Group pledged certain properties with carrying value of RMB11,325 (US$1,642) and Dr. Yu guaranteed the loan. Interest expense recognized for short-term borrowings for the years ended December 31, 2020, 2021 and 2022 were RMB728, RMB238 and RMB236 (US$34), respectively.

(ii) On July 30, 2020, the Group issued convertible loans with an aggregate principal amount of RMB1,689 to EMA Financial, LLC. (“EMC”). The convertible loans were originally due in nine months and bear interest of 10% per annum if the conversion feature is not triggered. The convertible loans are ultimately guaranteed by the Founder’s personal assets. The Group has elected to recognize the convertible loans at fair value and therefore there was no further evaluation of embedded features for bifurcation. The loan was fully converted into 54,642 shares on February 17, 2021. The fair value of convertible loan immediately prior to conversion was assessed at RMB2,283.

On February 5, 2021, the Group issued convertible loans with an aggregate principal amount of RMB12,745 to four investors consisting of Heng Zhang (“HZ”), Jie Wang, Hongyu Wang and Layette Holdings Inc. The convertible loans were originally due in one year and bear interest of 0% per annum if the conversion feature was not triggered. Pursuant to the convertible loan agreements, the conversion price is lower of (i) US$15 or (ii) the lower of 82% of the closing bidding price or 80% of Volume Weighted Average Price(VWAP) during the ten consecutive trading days immediately preceding conversion, but not lower than US$1. The Group has elected to recognize the convertible loans at fair value and therefore there was no further evaluation of embedded features for bifurcation. The convertible loans were fully converted into 563,800 shares (refer to Note 14) on June 21, 2021. The fair value of convertible loans immediately prior to conversion was assessed at RMB16,176.

On May 31, 2021, the Company issued a convertible note in the principal amount of RMB4,479 to Ascent Investor Relations Inc., (“Ascent”) for public relations services rendered (the “Ascent convertible note”). The convertible note was originally due in one year and bears interest of 0% per annum if the conversion feature was not triggered. Pursuant to the convertible note agreement, the conversion price is the lower of (i) US$15 or (ii) the lower of 82% of the closing bid price or 80% of volume weighted average price (VWAP) of the Company’s ADSs during the ten consecutive trading days immediately preceding conversion, but not lower than a Floor Price of US$1. Due to the significant drop in ADS market price in 2022, the note holder and the Company renegotiated the Floor Price. On February 5, 2022, the Company entered into an amendment agreement, pursuant to which the Floor Price was reduced to US$0.10 per Class A Ordinary Share. The Company elected to recognize the convertible note at fair value and therefore there was no further evaluation of embedded features for bifurcation. The convertible note was fully converted into 3,232,397 Class A ordinary shares (refer to Note 14) by April 27, 2022. The fair value of the convertible note immediately prior to conversion was assessed at RMB5,502.

On July 22, 2021, the Company issued convertible debentures (the “Convertible Debentures”) to certain investors in a registered direct offering in an aggregate principal amount of US$3,014 (RMB 20,788) for the discounted price of US$2,740 (RMB 18,898). The Convertible Debentures were originally due in one year and bear interest of 0% per annum if the conversion feature is not triggered. Pursuant to the agreement, the conversion price is lower of (i) US$15 or (ii) the lower of 82% of the closing bid price or 80% of VWAP of the Company’s ADSs during the ten consecutive trading days immediately preceding conversion, but not lower than a Floor Price of US$1 (the “floor price”). Due to significant drop of the ADS market price in 2022, the debenture holders and the Company renegotiated the Floor Price. On February 5, 2022, the Company entered into an amendment agreement, pursuant to which the Floor Price was reduced to US$0.10 per Class A Ordinary Share. The Company has elected to recognize the Convertible Debentures at fair value and therefore there was no further evaluation of embedded features for bifurcation. The Convertible Debentures were partially converted into 114,234 shares (refer to Note 14) on December 10, 2021. The fair value of the Convertible Debentures loan immediately prior to conversion was assessed at RMB1,321. Substantially all of the remaining outstanding Convertible Debentures were converted into 4,842,197 Class A ordinary shares (refer to Note 14) on March 16, 2022. The fair value of the Convertible Debentures on March 16, 2022 immediately prior to conversion was assessed at RMB22,237. As of December 31, 2022, the fair value of the outstanding balance of the Convertible Debentures was RMB15 (US$2).

For the years ended December 31, 2020, 2021 and 2022, due to change in fair value of the convertible loans, the Group recognized unrealized income of RMB6,630, unrealized losses of RMB9,073 and unrealized income of RMB144 (US$21), respectively, in other expense. Interest expense recognized for convertible loans for the years ended December 31, 2020, 2021 and 2022 were RMB451, RMB3,797 and Nil, respectively.

The weighted average interest rate for the years ended December 31, 2020, 2021 and 2022 were 8.40%, 3.97% and 2.77%, respectively.

FRESH2 GROUP LIMITED

(FORMERLY ANPAC BIO-MEDICAL SCIENCE CO., LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

12. LEASES

The Group has several operating leases for offices. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Effective on January 1, 2022, the Group adopted the new lease accounting standard using a modified retrospective transition method which allowed the Group not to recast comparative periods presented in its consolidated financial statements. In addition, the Group elected the package of practical expedients, which allowed the Group to not reassess whether any existing contracts contain a lease, to not reassess historical lease classification as operating or finance leases, and to not reassess initial direct costs. The Group has not elected the practical expedient to use hindsight to determine the lease term for its leases at transition. The Group combines the lease and non-lease components in determining the ROU assets and related lease obligation. Adoption of this standard resulted in the recording of operating lease ROU assets and corresponding operating lease liabilities as disclosed below and had no impact on accumulated deficit as of January 1, 2022. ROU assets and related lease obligations are recognized at commencement date based on the present value of remaining lease payments over the lease term.

Supplemental balance sheet information related to operating leases was as follows:

	As of December 31, 2022,
	2022	2022
	RMB	US$
Right-of-use assets, net	7,213	1,046

Operating lease liabilities - current	784	114
Operating lease liabilities - non-current	6,515	945
Total operating lease liabilities	7,299	1,059

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of December 31, 2022:

Remaining lease term and discount rate:

Weighted average remaining lease term (years)	7.42
Weighted average discount rate	4.35%

The following is a schedule of maturities of lease liabilities are as follows:

Twelve months ending December 31,	RMB
2023	1,080
2024	1,103
2025	1,127
2026	1,150
2027	1,173
2028	1,196
Thereafter	1,732
Total future minimum lease payments	8,561
Less: imputed interest	1,262
Total	7,299

FRESH2 GROUP LIMITED

(FORMERLY ANPAC BIO-MEDICAL SCIENCE CO., LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

13. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
Salary and welfare payable	8,101	12,803	1,856
Payable for acquisition of noncontrolling interests	245	245	36
Accrued rental	1,140	1,244	180
Accrued expenses(1)	8,174	10,172	1,475
Value added tax and other taxes payable	417	359	52
Payable for property and equipment	71	46	7
Accrued utilities	58	41	6
Other payables	1,564	1,011	146
Total	19,770	25,921	3,758

(1):	the accrued expenses mainly consists of accrued professional fees.

14. SHAREHOLDERS’ EQUITY

Ordinary Shares

On October 14, 2022, the Company amended and restated its memorandum and articles of association to authorize the maximum number of shares to 150,000,000 shares divided into 120,000,000 class A ordinary shares with a par value of US$0.01 each and 30,000,000 class B ordinary shares with a par value of US$0.01 each.

On February 14, 2023, the Company amended and restated its memorandum and articles of association to change the maximum number of shares that the Company is authorized to issue from 150,000,000 shares to 2,430,000,000 shares divided into 2,400,000,000 Class A Ordinary Shares with a par value of US$0.01 each and 30,000,000 Class B Ordinary Shares with a par value of US$0.01 each.

As of December 31, 2021 and 2022, 16,604,402 and 79,536,589 Class A ordinary shares were issued and outstanding, respectively. As of December 31, 2021 and 2022, 2,773,100 and 3,573,100 Class B ordinary shares were issued and outstanding.

Completion of IPO

On January 30, 2020, the Company completed its IPO on the Nasdaq Stock Exchange. The Company offered 1,333,360 ADSs, representing 1,333,360 Class A ordinary shares at offering price of US$12.00 per ADS (each of ADS represents one Class A ordinary share upon IPO. In November 2022, the Company adopted an ordinary share / ADS ratio change from one (1) Class ‘A’ ordinary share being equal to one (1) ADS to 20 Class ‘A’ ordinary shares being equal to one (1) ADS). The net proceeds to the Company from the IPO, after deducting commissions and offering expenses of approximately RMB35,200 (US$5,395), were RMB75,460 (US$11,565).

Conversion of convertible loans

On February 17, 2021, the Company issued 54,642 Class A ordinary shares for conversion of EMC’s RMB1,689 convertible loan entered into on July 30, 2020 based on the conversion price of US$5.12 per share. On June 21, 2021, the Company issued 563,800 Class A ordinary shares on June 21, 2021 upon the conversion of RMB12,745 of convertible loan issued on February 5, 2021 with conversion prices ranging from US$3.52-US$3.55 per share. On December 10, 2021, the Company issued 114,234 Class A ordinary shares upon the conversion of RMB1,651of Convertible Debentures with conversion prices ranging from US$1.09-2.16 per share.

FRESH2 GROUP LIMITED

(FORMERLY ANPAC BIO-MEDICAL SCIENCE CO., LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

14. SHAREHOLDERS’ EQUITY (CONTINUED)

Conversion of convertible loans (continued)

On March 16, 2022, the Company issued 4,842,197 Class A ordinary shares upon the conversion of RMB22,237 (US$3,509) of Convertible Debentures with conversion prices ranging from $0.34-1.00 per share. As a result, substantially all of the Convertible Debentures of US $3,014 were converted into Class A ordinary shares by March 15, 2022.

On April 27, 2022, the Company issued 3,232,397 Class A ordinary shares upon the conversion of the Ascent convertible note of RMB5,502 (US$839) with conversion prices ranging from US$0.16-0.33 per share.

Shares issued for service

On July 28, 2020, the Company entered into a service agreement with a public relation firm (“PR”) for its public relations services. Pursuant to the service agreement, the Group was required to issue 70,000 class A ordinary shares for the PR service. The fair value of the PR services was determined to be RMB 2,706 based on the Company’s ADS market price on July 28, 2020. The Company issued 35,000 Class A ordinary shares for the year ended December 31, 2020, and the remaining 35,000 Class A ordinary share were issued on February 18, 2021.

On June 1, 2022, the Company entered into a service agreement with a PR firm. Pursuant to the service agreement, the Group was required to pay US$50 as compensation for the public relations services. On June 10, 2022, the Company issued 187,094 class A ordinary shares for the PR services. The fair value of the PR services was RMB359 (US$54) determined based on the Company’s ADS market price on June 10, 2022.

On September 27, 2021, the Board of directors approved an award to Dr. Chris Chang Yu of 252,925 ordinary shares (fair market value US$3.49 per share) for his contribution to the Group. Total share-based compensation associated with the award amounted to RMB 5,694.

On August 31, 2022, the Company granted 140,000 class A ordinary shares to two employees as bonuses that were vested immediately upon grant. On September 16, 2022, the Company issued the 140,000 class A ordinary shares. The fair value of the bonuses was RMB1,341 (US$195) determined based on the Company’s ADS market price on August 31, 2022.

Shares issued for reserve

On July 30, 2020, the Company deposited 243,000 Class A ordinary shares into an escrow account as a reserve for potential convertible loans conversion. On August 7, 2020, the Company deposited 257,000 Class A ordinary shares into an escrow account as a reserve for potential convertible loans conversions. On March 16, 2021, the Company deposited 2,000,000 Class A ordinary shares into an escrow account as a reserve for potential convertible loans conversions. On July 23, 2021, the Company deposited 1,625,893 Class A ordinary shares into an escrow account as a reserve y for potential convertible loans conversions. On July 28, 2021, the Company deposited 4,230 Class A ordinary shares into an escrow account as a reserve y for potential convertible loan conversions. On March 16, 2022, the Company deposited 6,000,000 Class A ordinary shares into an escrow account as a reserve for potential convertible loan conversions. The Group then transferred a total of 8,807,270 Class A ordinary shares to the holders of convertible debt upon conversions of such debt. As of December 31, 2022, 1,322,853 Class A ordinary shares were held in an escrow account as a reserve for potential convertible loan) conversions.

Private placements

On February 20, 2021, the Company entered into a share purchase agreement with Dr. Chris Chang Yu, under which Dr. Yu purchased 152,100 ordinary shares at the price of US$4.56 per share. The receivable was offset with a previous balance due to Dr. Yu.

On February 21, 2021, the Company entered into a share subscription agreement with a third-party Chinese investor, under which the Company issued 387,597 Class A ordinary Shares at price of US$4.80 to the investor for gross proceeds of RMB 12,000 (US$1,883) on February 24, 2021. The Company paid a finder’s fee in the form of 19,174 Class A ordinary shares to a Chinese consultant on March 22, 2021 in connection with this transaction.

FRESH2 GROUP LIMITED

(FORMERLY ANPAC BIO-MEDICAL SCIENCE CO., LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

14. SHAREHOLDERS’ EQUITY (CONTINUED)

Private placements (continued)

On May 12, 2021, the Company entered into a share subscription agreement with a third-party investor, under which the Company issued 238,095 Class A ordinary Shares at price of US$4.2 to the investor for gross proceeds of RMB6,470.

On June 22, 2021, the Company entered into a share subscription agreement with a third-party investor, pursuant to which the Company issued 425,532 Class A ordinary Shares at price of US$3.76 to the investor for gross proceeds of RMB10,353. In connection with the transaction, the Company paid a finder’s fee in the form of 21,276 Class A ordinary shares to a Chinese consultant.

On September 22, 2021, Dr. Yu executed an Offset Agreement with the Company, pursuant to which the payment associated with Dr. Yu’s exercise of options to purchase 250,000 ADSs (RMB 6,105 or US$945) was credited against the outstanding purchase price for Anpai Shanghai due to Dr. Yu (RMB8,500 or US$1,334), resulting in a net amount due from the Company to Dr. Yu of (RMB2,395 or US$376). The Company issued 106,395 Class A ordinary shares at fair market value of US$3.49 per share to settle this remaining balance due to Dr. Yu.

On November 15, 2021, the Company closed a private placement of 1,132,111 Class A ordinary shares at price of US$2.22 to a third-party investor for gross proceeds of RMB 16,041, after deducting underwriting discounts and other offering expenses, net proceeds amounted to RMB13,528.

On March 16, 2022, the Company entered into a share subscription agreement with a third-party investor, pursuant to which the Company issued 1,235,788 Class A ordinary shares at price of US$0.2563 per share to the investor (the “March 16, 2022 private placement”). In addition, the Company also issued pre-funded warrants to purchase an aggregate of 4,226,135 of Class A ordinary shares for US$0.2563 per share to the investor, equal to the exercise price minus US$0.00001 for the pre-funded warrants, and no limited life for the pre-fund warrants. Total gross proceeds of RMB9,395 (US$1,400) was received on May 19, 2022. No pre-funded warrants were exercised during the year ended December 31, 2022.

On March 29, 2022, the Company entered into a share subscription agreement with a third-party Chinese investor, pursuant to which the Company issued 654,622 Class A ordinary Shares at price of US$0.35 to the investor and received gross proceeds of RMB1,500 (US$232) on March 30, 2022.

On May 27, 2022, the Company entered into investment agreements with nine third-party investors. The investors agreed to invest up to RMB20,094 (US$3,000) to purchase Class A ordinary shares, with the purchase price of the lower of (i) $0.30 per ADS (the equivalent of 1 Class A ordinary share) and (ii) 80% of the average ten-day trading closing price of the ADS (the equivalent of 1 Class A ordinary share) for the ten consecutive day trading period ended on the date of investment agreement. On May 27, 2022 and May 30, 2022, the Company issued 6,229,235 and 6,263,048 Class A ordinary shares to the investors, respectively. In addition, warrants to (i) purchase an aggregate of 3,000,000 Class A ordinary shares for US$0.4 per share, (ii) purchase an aggregate of 1,200,000 Class A ordinary shares for US$0.75 per share (ADS) and (iii) warrants to purchase an aggregate of 750,000 Class A ordinary shares (ADS) for US$1.2 per share were issued to the investors. No warrants were excised for the year ended December 31, 2022. On September 2, 2022, three investors in the Company’s May 2022 private placements filed an action against the Company in the State of Delaware Court of Chancery captioned Chen Wenge, et al. v. Fresh2 Group Limited, C.A. No. 2022-0779-PAF. The Plaintiffs sued the Company for breaches of the investment agreements. The Plaintiffs claimed that the entry into certain investment agreements and a merger agreement breached or would breach the terms of the plaintiffs’ (and several other investors’) securities purchase agreements, including a right of first refusal and a prohibition against certain acquisitions and changes of business. The Court issued a temporary restraining order concerning enforcement of the private placements on September 3, 2022, amended the temporary restraining order on September 9, 2022, and further amended the temporary restraining order on September 23, 2022 (“TRO”). In order to settle the litigation, the Company entered into a Stock Repurchase Agreement with the three plaintiffs, and all the other investors in the May 2022 private placements on October 15, 2022. The Company agreed to repurchase 12,492,283 Class A ordinary shares and warrants to purchase a total of 2,475,000 Class A ordinary shares from the nine investors for total consideration of RMB11,003(US$1,507). The Company fully settled the litigation on October 27, 2022. In connection with the settlement, Yuyang Cui and Jiawen Kang resigned from our Board and Yuyang Cui resigned as co-CEO of the Company. The repurchased warrants were canceled and the repurchased Class A ordinary shares are treated a treasury shares as of December 31, 2022. The treasury shares were canceled on January 19, 2023.

FRESH2 GROUP LIMITED

(FORMERLY ANPAC BIO-MEDICAL SCIENCE CO., LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

14. SHAREHOLDERS’ EQUITY (CONTINUED)

Private placements (continued)

On September 2, 2022, the Company entered into investment agreements with three third-party investors (the “September 2, 2022 private placement”). The investors agreed to invest up to RMB3,613 (US$500) to purchase an aggregate of 5,000,000 Class A ordinary shares at price of US$0.1 and warrants to purchase an aggregate of 5,000,000 Class A ordinary shares at an exercise price of US$0.4 per share were issued to the investors, the warrants will be exercisable within 2 years from the date of issuance. Total gross proceeds of RMB3,613 (US$500) was received in September, 2022. No warrants were excised during the year ended December 31, 2022.

On September 26, 2022, the Company signed investment agreements with nine third-party investors, pursuant to which the Company issued 36,729,613 Class A ordinary Shares at price of US$0.10 to the investors and received gross proceeds of RMB26,410 (US$3,660) during the period October 2022 to November 2022.

Warrants

As of December 31, 2022, there were 9,226,135 warrants outstanding and exercisable, consisting of 9,226,135 warrants was related to warrants issued in connection of the Company’s private placement and 40,000 warrants issued to service providers with fair value of RMB2 (US$0). No warrants have been exercised for the year ended December 31, 2022.

A summary of warrants activity for the year ended December 31, 2020, 2021 and 2022 was as follows:

	Number of warrants	Weighted average exercise price per share	Weighted average life	Expiration dates
		US$ per share	Years
Balance of warrants outstanding as of December 31, 2020 and 2021	-	-	-	-
- warrants issued in connection with the March 16, 2022 private placement	4,226,135	0.00001	Unlimited	Unlimited
- warrants issued in connection with the September 2, 2022 private placement	5,000,000	0.40	1.85	November 6, 2024
- warrants issued to 3rd party service providers	40,000	6.00	1.67	August 31, 2024
Balance of warrants outstanding and exercisable as of December 31, 2022	9,266,135	0.24	1.85 to unlimited	August 31, 2024 to unlimited

Transfer of Class B ordinary shares to Class A ordinary shares

For the year ended December 31, 2021, 90,000 Class B ordinary shares were transferred into Class A ordinary share due to shareholder’s transfer.

FRESH2 GROUP LIMITED

(FORMERLY ANPAC BIO-MEDICAL SCIENCE CO., LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

15. SHARE BASED COMPENSATION

On October 31, 2019, the Board and the Company’s shareholders approved the 2019 Share Incentive Plan (“2019 Plan”) which authorized the compensation committee or such other committee to grant share options to purchase 1,105,300 Class A ordinary shares to directors, service providers, advisors, employees and consultants of the Group. On July 5, 2021, the Board and the Compensation Committee of the Board approved the Amended and Restated 2019 Plan increasing the number of Class A ordinary shares subject to the 2019 Plan to 1,885,300 shares. On April 14, 2022, the Company’s Board approved and adopted the 2022 Share Incentive Plan (the “2022 Plan”) providing for the grant of options to purchase 2,800,000 Class A ordinary shares. On August 28, 2022, the Board and the Compensation Committee of the Board approved the Amended and Restated 2022 Plan increasing the number of Class A ordinary shares subject to the 2022 Plan to 4,700,000 shares. These options are to be granted to employees and professionals during 2022 and 2023 and will vest over four years. As of December 31, 2022, options to purchase 182,593 Class A ordinary shares remain available to be issued under the 2022 Plan.

On January 6, 2023, the Company’s Board approved and adopted the 2023 Share Incentive Plan (the “2023 Plan”) providing for the grant of options to purchase 4,000,000 Class A ordinary shares. On March 10, 2023, the Board and the Compensation Committee of the Board approved the Amended and Restated 2023 Plan increasing the number of Class A ordinary shares subject to the 2023 Plan to 13,000,000 shares. These options are to be granted to employees and professionals.

During the year ended December 31, 2020, the Company issued options to purchase 650,000 Class A ordinary shares to employees, directors, officers and consultants of the Group under the 2019 Plan with exercise prices ranging from US$3.78 to US$12 per share and terms of 10 years. These options vest over 0-4 years based on the related option agreements.

During the year ended December 31, 2021, the Company issued options to purchase 889,614 Class A ordinary shares to employees, directors, officers and consultants of the Group under the 2019 Plan with exercise prices ranging from US$0 to US$7.56 per share and terms of 10 years. All these options vest over 0-4 years term based on the related option agreements.

During the year ended December 31, 2022, the Company issued options to purchase 329,686 Class ordinary shares under the 2019 Plan and options to purchase 4,517,407 Class A ordinary shares under the 2022 Plan to employees, directors, officers and consultants of the Group. The options have exercise prices ranging from US$0 to US$0.05 per share and terms of 10 years. All these options vest over 0-4 years term based on the related option agreements.

FRESH2 GROUP LIMITED

(FORMERLY ANPAC BIO-MEDICAL SCIENCE CO., LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

15. SHARE BASED COMPENSATION (CONTINUED)

Employees

The options granted to employees are measured based on the grant date fair value of the equity instrument. They are accounted for as equity awards and contain only service vesting conditions. The following table summarized the Group’s employee share option activities:

				Weighted
		Weighted	Weighted	Average
		Average	Average	Remaining	Aggregate
	Number of	Exercise	Grant date	Contractual	Intrinsic
	Options	Price	Fair Value	Term	Value
		US$ per	US$ per
		option	option	Years	US$
Share options outstanding at December 31, 2019	916,500	0.0003	7.48	7.26	8,985
Granted	379,000	9.07	3.10	—	—
Exercised	(213,700)	—	8.13	—	—
Forfeited	(30,000)	0.0001	3.04	—	—
Share options outstanding at December 31, 2020	1,051,800	3.27	5.87	7.37	3,616
Granted	552,814	2.49	3.47	—	—
Exercised	(544,014)	—	—	—	—
Share options outstanding at December 31, 2021	1,060,600	3.65	4.91	7.07	637
Granted	2,262,322	0.53	0.86	—	—
Exercised	(988,016)	—	—	—	—
Share options outstanding at December 31, 2022	2,334,906	1.69	5.08	8.05	452
Vested and exercisable at December 31, 2022	2,128,656	1.32	2.02	8.07	444

The aggregate intrinsic value in the table above represents the difference between the exercise price of the awards and the fair value of the underlying ordinary shares at each reporting date for those awards that had exercise price below the estimated fair value of the relevant Class A ordinary shares.

For the years ended December 31, 2020, 2021 and 2022, the total fair value of the equity awards vested were RMB11,725 and RMB 17,912 and RMB8,628 (US$1,251) respectively. As of December 31, 2022, there was RMB1,512 (USD$219) in total unrecognized employee share-based compensation expense related to unvested options, that may be adjusted for actual forfeitures occurring in the future. Total unrecognized compensation cost may be recognized over a weighted-average period of 1.08 years.

FRESH2 GROUP LIMITED

(FORMERLY ANPAC BIO-MEDICAL SCIENCE CO., LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

15. SHARE BASED COMPENSATION (CONTINUED)

Nonemployees

The options granted to nonemployees are measured based on the grant date fair value of the equity instrument. They are accounted for as equity awards with service and/or performance vesting conditions. The following table summarized the Group’s nonemployee share option activity:

				Weighted
		Weighted	Weighted	Average
		Average	Average	Remaining	Aggregate
	Number of	Exercise	Grant date	Contractual	Intrinsic
	Options	Price	Fair Value	Term	Value
		US$ per	US$ per
		option	option	Years	US$
Share options outstanding at December 31, 2019	247,000	0.0003	8.94	8.40	2,422
Granted	271,000	8.44	3.07	—	—
Forfeited	—	—	—	—	—
Exercised	(70,700)	1.60	6.66	—	—
Share options outstanding at December 31, 2020	447,300	4.86	5.85	8.55	1,166
Granted	336,800	0.94	3.83	—	—
Exercised	(412,400)	—	—	—	—
Share options outstanding at December 31, 2021	371,700	5.92	4.77	7.88	148
Granted	2,584,771	0.03	0.28	—	—
Exercised	(304,771)	—	—	—	—
Share options outstanding at December 31, 2022	2,651,700	0.86	0.85	9.27	532
Vested and exercisable at December 31, 2022	2,651,700	0.86	0.82	9.27	532

The aggregate intrinsic value in the table above represents the difference between the exercise price of the awards and the fair value of the underlying ordinary shares at each reporting date, for those awards that had exercise price below the estimated fair value of the relevant Class A ordinary shares.

The total fair value of the equity awards vested during the years ended December 31, 2020, 2021 and 2022 were RMB 6,037, RMB 10,561 and RMB4,955(US$718) respectively. As of December 31, 2022, there was no unrecognized nonemployee share-based compensation expenses.

FRESH2 GROUP LIMITED

(FORMERLY ANPAC BIO-MEDICAL SCIENCE CO., LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

15. SHARE BASED COMPENSATION (CONTINUED)

Fair value of options

Prior to January 1, 2021, the Group used binomial models for the stock option valuation. Starting from January 1, 2021, the Group used Black-Scholes simplified method instead of binomial model for valuation of new options issued during the years ended December 31, 2021 and 2022. The assumptions used to value the share options granted to employees and nonemployee were as follows:

For the year ended December 31,
	2020	2021	2022
Risk-free interest rate	0.55%-0.93%	0.36%-1.05%	2.82%-3.61%
Expected volatility range	49%-65%	85.6%-87.5%	95.4%-98.9%
Fair market value per ordinary share as at grant dates	US$1.74-US$4.83	US$1.57-US$5.63	US$0.20-US$0.30

The estimated fair value of the Group’s options at their respective grant dates was determined with the assistance of an independent third-party valuation firm for the year ended 2020. The risk-free interest rate for periods within the contractual life of the options is based on the U.S. Treasury yield curve in effect at the time of grant for a term consistent with the contractual term of the awards. Expected volatility is estimated based on the historical volatility ordinary shares of several comparable companies in the same industry. The expected exercise multiple is based on management’s estimation, which the Group believes is representative of the future.

The following table sets forth the amount of share-based compensation expense included in each of the relevant financial statement line items:

	For the years ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Cost of revenues	327	305	1	—
Selling and marketing expenses	1,113	3,523	2,947	427
Research and development expenses	3,534	7,366	4,724	685
General and administrative expenses	12,788	22,973	7,252	1,052
Total share-based compensation expenses	17,762	34,167	14,924	2,164

FRESH2 GROUP LIMITED

(FORMERLY ANPAC BIO-MEDICAL SCIENCE CO., LTD.)

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

PRC

The Group’s subsidiaries in the PRC are subject to the statutory rate of 25%, in accordance with the Enterprise Income Tax law (the “EIT Law”), which was effective since January 1, 2008. Changhe Bio-Medical Technology (Yangzhou) Co., Ltd., Changwei System Technology (Shanghai) Co., Ltd., Anpac Bio-Medical Technology (Shanghai) Co., Ltd. and Shiji (Hainan) Medical Technology Ltd. are entitled to a preferential income tax treatment as they qualify as small and micro-sized enterprises. For the year ended December 31, 2020 and 2021, if the annual taxable income of small and micro-profit enterprises does not exceed RMB1,000, 12.5% shall be included in the taxable income and the enterprise income tax rate shall be 20%; if the annual taxable income exceeds RMB 1,000 but does not exceed RMB 3,000, 50% shall be included in the taxable income and the enterprise income tax shall be paid at the rate of 20%. For year ended December 31, 2022, if the annual taxable income of small and micro- profit enterprises does not exceed RMB 1,000, 12.5% shall be included in the taxable income and the enterprise income tax rate shall be 20%; if the annual taxable income exceeds RMB 1,000 but does not exceed RMB 3,000, 25% shall be included in the taxable income and the enterprise income tax shall be paid at the rate of 20%. Under the PRC Income Tax Laws, an enterprise which qualifies as a High and New Technology Enterprise (“the HNTE”) is entitled to a preferential tax rate of 15% provided it continues to meet HNTE qualification standards on an annual basis. Changwei System Technology (Shanghai) Co., Ltd. qualifies as an HNTE and is entitled for a preferential tax rate of 15% from 2021 to 2023.

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

United States

AnPac US is subject to the U.S. federal corporate income tax at a rate of 21% for the years ended December 31, 2020, 2021 and 2022, respectively. AnPac US is also subject to state income tax in California for the years ended December 31, 2020, 2021 and 2022. Fresh 2 Technology Inc is subject to the U.S. federal corporate income tax at a rate of 21% and state income tax in Delaware for the year ended December 31, 2022.

The Group’s Chinese subsidiaries tax returns filed with Chinese governments for the years after 2019 remain open for statutory examination by PRC tax authorities. The Group’s US subsidiaries tax returns filed with governments remain open for statutory examination by tax authorities in the future.

The Group’s loss before income taxes consisted of:

	For the years ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Non-PRC	(51,328)	(87,641)	(61,696)	(8,945)
PRC	(29,325)	(33,626)	(44,032)	(6,383)
Total	(80,653)	(121,267)	(105,728)	(15,328)

FRESH2 GROUP LIMITED

(FORMERLY ANPAC BIO-MEDICAL SCIENCE CO., LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

16. INCOME TAXES (CONTINUED)

The current and deferred components of income tax benefit appearing in the consolidated statements of comprehensive income are as follows:

	For the years ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Current tax expense	—	—	(28)	(4)
Deferred tax benefit	88	1,180	2,158	313
Total	88	1,180	2,130	309

The reconciliation of tax computed by applying the statutory income tax rate of 25% for the year ended December 31, 2020, 2021 and 2022 applicable to the PRC operations to income tax benefit were as follows:

	For the years ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Loss before income taxes	(80,653)	(121,267)	(105,728)	(15,328)
Income tax benefit computed at the statutory income tax rate at 25%	20,163	30,317	26,432	3,832
Non-deductible expenses*	2,475	(538)	(6,109)	(886)
International rate differences	(9,606)	(18,708)	(13,440)	(1,949)
Preferential tax rate differences	(552)	(1,099)	(938)	(136)
Effect of change in tax rate	—	(1,967)	—	—
Effect of impairment of goodwill	—	—	(3,190)	(462)
Effect of true up of net loss carryforward	—	—	(1,347)	(195)
Change in valuation allowance	(12,392)	(6,825)	722	105
Income tax benefit	88	1,180	2,130	309

*	Non-deductible expense includes tax effect of expired net operating losses.

Deferred Taxes

The significant components of deferred taxes were as follows:

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
Deferred tax assets:
Net loss carryforward	40,986	39,451	5,720
Accrued expenses	1,460	2,217	321
Provision for doubtful accounts	1,012	1,068	155
Valuation allowance	(43,458)	(42,736)	(6,196)
Total deferred tax assets.	—	—	—

Deferred tax liabilities:
Long-lived assets arising from acquisitions	(2,158)	—	—
Total deferred tax liabilities.	(2,158)	—	—

The Group operates through several subsidiaries. Valuation allowance is considered for each of the entities.

FRESH2 GROUP LIMITED

(FORMERLY ANPAC BIO-MEDICAL SCIENCE CO., LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

16. INCOME TAXES (CONTINUED)

Realization of the net deferred tax assets is dependent on factors including future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing deductible temporary differences and tax loss carry forwards. The Group evaluates the potential realization of deferred tax assets on an entity-by-entity basis. As of December 31, 2021 and 2022, the Company and all of its subsidiaries were in cumulative loss position, valuation allowances were provided against deferred tax assets in entities where it was determined it was more likely than not that the benefits of the deferred tax assets will not be realized.

As of December 31, 2022, the Group had PRC net operating losses of RMB117,717 (US$ 17,068), which will expire from 2023 to 2027 if not utilized. As of December 31, 2022, the Group had U.S. net operating losses of RMB50,670 (US$7,346) for U.S. federal and state income tax purposes. The Group files state tax returns in both California and Delaware. U.S. federal net operating losses are limited to 80% and can be utilized indefinitely. State net operating losses can be carried forward for 20 years and will begin to expire from 2038 to 2042.

17. RELATED PARTY TRANSACTIONS AND BALANCES

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. The related parties that had transactions or balances with the Company in 2020, 2021 and 2022 consisted of:

Related Party	Nature of the party	Relationship with the Group
Dr. Chris Chang Yu	Individual	Co-Founder and Chairman with majority voting control*
Anpai (Shanghai) Healthcare Management and Consulting Co., Ltd. (“Anpai”)	Health management	Equity investee of the Group
Anpac Beijing	Health management	Equity investee of the Group
Jiaxing Zhijun Sihang Investment Partnership Enterprises (limited partnership) (“Jiaxing Zhijun”)	Private equity investment	Shareholder
Jiaxing Zhijun Investment Management Co., Ltd. (“Zhijun”)	Investment management	General partner of the shareholder
CRS Holdings Inc.	Investor	Controlled by Dr. Chris Chang Yu
Jiangsu Anpac	Health management	Equity investee of the Group
Shanghai Yulin Information Technology Co., Ltd. (“Shanghai Yulin”)	Information technology	Dr. Chris Chang Yu has significant influence over with this entity.
Xuedong Du	Individual	Director of the Group
Rouou Ying	Individual	Supervisor of AnPac Lishui
Shanghai Muqing Industrial Co., Ltd. (“Shanghai Muqing Industrial”)	Investor	Equity investee of AnPac Muqing
Shanghai Muqing Jiahe Healthcare Management Co., Ltd. (Shanghai Muqing Jiahe)	Health management	Controlled by Shanghai Muqing industrial
Advanced Life	Investor	The Group owns 40% equity interest
Annadi Life Therapeutics Co., Ltd (“Annadi”)	Health management	Controlled by Advance
Jinqiu Tang	Individual	Co-CFO
He Yu	Individual	Co-Founder and shareholder

*	Dr. Yu resigned from his position as the Chief Executive Officer (“CEO”) of the Company and Chairman of the Board on April 6, 2022 and was appointed as Co-Chairman and Co-CEO in May 2022.

FRESH2 GROUP LIMITED

(FORMERLY ANPAC BIO-MEDICAL SCIENCE CO., LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

17. RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

Related party balances

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
Due from related parties:
Shanghai Yulin	10	11	2
Shanghai Muqing Jiahe	9	8	1
Anpac Beijing	200	—	—
Xuedong Du	116	—	—
Annadi	—	2,192	317
Total	335	2,211	320
Allowance	(135)	(17)	(2)
Due from related parties, net	200	2,194	318

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
Due to related parties:
CRS Holdings Inc.	—	681	100
Zhijun	55	55	8
Jiaxing Zhijun	856	927	134
Beijing Anpac.	—	918	133
Jiangsu Anpac	3	1	-
Weidong Dai	10	—	—
Rouou Ying	—	5	1
Shanghai Muqing Industrial	131	117	17
Advanced Life	491	—	—
Annadi	925	—	—
Jinqiu Tang	—	100	14
Xuedong Du	—	534	77
He Yu	—	156	23
Total	2,471	3,494	507

FRESH2 GROUP LIMITED

(FORMERLY ANPAC BIO-MEDICAL SCIENCE CO., LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

17. RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

Related party transactions

During the years ended December 31, 2020, 2021 and 2022, related party transactions consisted of the following:

	For the years ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Revenue rendered to Anpac Beijing	1	—	—	—
Revenue rendered to Jiangsu Anpac	39	121	9	1
Revenue rendered to Anpai	96	—	—	—
Revenue serviced to Annadi	—	1,284	2,186	317
Consulting service received from Anpac Beijing	898	2,190	2,739	397
Consulting service received from Jiangsu Anpac	8	—	—	—
Consulting service received from Anpai	—	129	—	—
Rent expense incurred with Shanghai Muqing industrial	443	411	(32)	(5)
Repayment of loan to Jiaxing Zhijun	(17,261)	—	—	—
Interest expense to Jiaxing Zhijun	1,664	1,935	—	—
Loan from CRS Holdings Inc.	1,498	—	—	—
Repayment of loan to CRS Holdings Inc.	(2,071)	(2,803)	—	—
Issuance shares for stock option exercised by Dr. Chris Chang Yu (See Note 14)	—	6,125	273	40
Issuance shares for settlement off related party loan from Dr. Chris Chang Yu (See Note 14)	—	6,891	—	—
Share based compensation to Dr. Chris Chang Yu and bonus	—	6,430	—	—
Repayment to Jiangsu Anpac	—	(300)	—	—
Loan from Jinqiu Tang	—	—	100	14
Loan from Rouou Ying	—	—	50	7
Loan from Xudong Du	—	—	650	95

Guarantor

The Group’s short-term borrowings of RMB 5,000 are guaranteed by Dr. Chris Chang Yu.

FRESH2 GROUP LIMITED

(FORMERLY ANPAC BIO-MEDICAL SCIENCE CO., LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

18. RESTRICTED NET ASSETS

In accordance with the PRC Regulations on Enterprises with Foreign Investment, an enterprise established in the PRC with foreign investment is required to make appropriations to certain statutory reserves, namely a general reserve fund, an enterprise expansion fund, a staff welfare fund and a bonus fund, all of which are appropriated from net profit as reported in its PRC statutory accounts. A foreign invested enterprise is required to allocate at least 10% of its annual after-tax profits to a general reserve fund until such fund has reached 50% of its respective registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus funds are at the discretion of the board of directors for the foreign invested enterprises. For other subsidiaries incorporated in the PRC, the general reserve fund was appropriated based on 10% of net profits as reported in each subsidiary’s PRC statutory accounts. General reserve and statutory surplus funds are restricted to set-off against losses, expansion of production and operation and increasing registered capital of the respective company. Staff welfare and bonus fund and statutory public welfare funds are restricted to capital expenditures for the collective welfare of employees. The reserves are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor are they allowed for distribution except under liquidation. As of December 31, 2021 and 2022, the PRC subsidiaries did not have after-tax profit and therefore no statutory reserves were allocated.

In addition, under PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer their net assets to the Company in the form of dividend payments, loans or advances. As of December 31, 2021 and 2022, restricted net assets of the Company’s PRC subsidiaries were RMB181,934 and RMB212,609 (US$30,825), respectively.

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

19. COMMITMENTS AND CONTINGENCIES

Litigation

In the ordinary course of the business, the Group is subject to periodic legal or administrative proceedings. The Group accrues the liability when the loss is probable and reasonably estimable. On October 14, 2020, Cao Wang (a former employee) filed a lawsuit against Dr. Chis Chang Yu and the Company for a debt dispute of approximately RMB890. As of December 31, 2021, the Group has recorded a liability of RMB890 based on the best estimate of the management and the Company’s legal counsel as of December 31, 2021, which was included in accrued expenses and other current liabilities. On June 29, 2022, Cao Wang withdrew the lawsuit. As of December 31, 2022, there was no contingent liability accrued relating to legal or administrative proceedings.

20. SUBSEQUENT EVENTS

Nasdaq notice

On January 13, 2023, the Company received a Staff determination letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC notifying the Company of the Staff’s determination to delist the Company’s securities from The Nasdaq Capital Market due to the Company’s failure to comply with the minimum US$2.5 million stockholders’ equity requirement for continued listing on The Nasdaq Capital Market, unless the Company timely requests a hearing before a Nasdaq Hearings Panel.

On March 22, 2023, the Company has been notified by the Nasdaq Hearings Panel (“Panel”) of the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) that the Company’s request for continued listing on the Nasdaq Capital Market has been granted, subject to the requirement that the Company demonstrate on or before July 12, 2023, its compliance with the shareholder equity requirement, as outlined in Listing Rule 5550(b)(1) (the “Equity Rule”). The Panel advised that July 12, 2023, represents the full extent of the Panel’s discretion to grant continued listing while the Company is non-compliant.

FRESH2 GROUP LIMITED

(FORMERLY ANPAC BIO-MEDICAL SCIENCE CO., LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

20. SUBSEQUENT EVENTS (CONTINUED)

Acquisition

On February 7, 2023, the Company, through a newly incorporated subsidiary, Fresh2 Technology Inc. (“Fresh2”), entered into a Share Purchase Agreement (the “Ecommerce Agreement”) to acquire Fresh 2 Ecommerce Inc, a Delaware corporation (“Fresh2 Ecommerce”), from Mr. Haohan Xu, the Company’s Co-CEO and Co-Chairman of the board of directors. Fresh2 Ecommerce is a business-to-business e-commerce platform focused on connecting Asian food suppliers and supermarkets in the U.S. Fresh2 Ecommerce provides an online direct selling platform for food suppliers such as food companies, manufacturers, agents, importers, and wholesalers to supermarkets. Pursuant to the Agreement, the Company purchased all the issued and outstanding equity interests in Fresh2 Ecommerce in consideration of US$2,100, payable in the form of 5,440,420 Class A ordinary shares of the Company, which was fully issued in February 2023.

(2) On February 15, 2023, the Company closed the acquisition of GISN (HK) LIMITED (“GISN”), a technical solution and outsourcing consulting services provider focused on the digital, internet and Web 3 business transformation for start-ups and traditional enterprises. This acquisition is a critical initiative for the Company to improve the efficiency of its e-commerce operations. The Company agreed to purchase 100% of the issued and outstanding equity interest of GISN in consideration of $1,700, payable in the form of 8,785,530 newly issued Class A ordinary shares of the Company, which was fully issued in February 2023.

On March 31, 2023, the Company entered into an asset purchase agreement (the “Agreement”) with Easy Hundred Inc. (“Easy Hundred”), a U.S.-based e-commerce company in the foodservice industry, through which the Company will acquire certain fixed assets of Easy Hundred and Easy Hundred’s intellectual property relating to ez100, 2Supply and 100WAY. The intellectual property includes a full set of e-commerce platform source codes, covering websites, apps, and management systems. Pursuant to the Agreement, the Company agreed to purchase the intellectual property relating to ez100, 2Supply and 100WAY and certain fixed assets for the consideration of $8,150, payable in the form of $730 in cash and 17,665,702 Class A ordinary shares of the Company. The closing of the transaction took place on March 31, 2023.

Equity financing activities

In December 2022 and January 2023, the Company signed definitive investment agreements with several third-party investors to sell 33,171,421 Class A ordinary shares of the Company at a price of US$0.175 per ordinary share a total purchase price of US$5,805. Proceeds of approximately US$5,112 were received by April 22, 2023. Concurrently, for each Class A ordinary share purchased, the investors received two warrants with each warrant to purchase one Class A ordinary share at an exercise price of US$0.21 per ordinary share. The warrants are exercisable within 2 years from the date of issuance.

In March 2023, the Company signed definitive investment agreements with several shareholders, whereby the investors agreed to purchase an aggregate of 16,666,665 Class A ordinary shares at a price of US$0.30 per ordinary share for a total purchase price of US$5,000. The Company has not received any proceeds from these agreements.

FRESH2 GROUP LIMITED

(FORMERLY ANPAC BIO-MEDICAL SCIENCE CO., LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

20. SUBSEQUENT EVENTS (CONTINUED)

On April 6, 2023, the Company completed the sale of a total of 12,500,000 Class A ordinary shares, pre-funded warrants exercisable for 2,500,000 Class A ordinary and warrants exercisable for 750,000 ADSs to institutional investors. The purchase price of each pre-funded warrant is equal to the price per one ADS, minus US$0.0001, and the exercise price of each pre-funded warrant will equal US$0.0001 per share. The pre-funded warrants are immediately exercisable and may be exercised at any time until all of the pre-funded warrants are exercised in full. The warrants are immediately exercisable, will expire five (5) years from the original issuance date and have an exercise price of US$4.00 per ADS. The Company also issued to Univest Securities, LLC (“Univest”), the sole placement agent for the Offering, warrants exercisable for 37,500 ADSs, with an exercise price of US$4.80 per ADS, pursuant to a placement agency agreement (the “Placement Agency Agreement”) dated March 31, 2023 between the Company and Univest. Other than in respect of the exercise price, the placement agent warrants have terms identical to the warrants. The Company received of approximately US$3,010 from this investment.

Name Change

On May 9, 2023, the Company changed its name from AnPac Bio-Medical Science Co., Ltd. to Fresh2 Group Limited.

FRESH2 GROUP LIMITED

(FORMERLY ANPAC BIO-MEDICAL SCIENCE CO., LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

21. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed balance sheets

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	3,152	14	2
Advances to suppliers	3,621	1,050	152
Amounts due from affiliates and subsidiaries	80,640	97,639	14,157
Other current assets	110	—	—
Total current assets	87,523	98,703	14,311
Non-current assets:
Investments in subsidiaries	(59,917)	(104,633)	(15,170)
TOTAL ASSETS	27,606	(5,930)	(859)

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Short-term debts	27,859	15	3
Amounts due to related parties	1,347	2,107	305
Accrued expenses and other current liabilities	2,899	5,624	815
Total liabilities	32,105	7,746	1,123

Shareholders’ (deficit) equity:
Class A Ordinary shares (US$0.01 par value per share; 2,400,000,000 shares authorized, 16,604,402 and 79,536,589 shares issued and 16,604,402 and 67,044,306 outstanding as of December 31, 2021 and 2022, respectively)	1,096	5,494	797
Class B Ordinary shares (US$0.01 par value per share; 30,000,000 authorized, 2,773,100 and 3,573,100 shares issued and outstanding as of December 31, 2021 and 2022)	185	240	35
Treasury shares	—	(11,003)	(1,595)
Additional paid-in capital	465,334	564,869	81,898
Accumulated deficit	(475,646)	(577,539)	(83,735)
Accumulated other comprehensive income	4,532	4,263	618
Total shareholders’ deficit	(4,499)	(13,676)	(1,982)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	27,606	(5,930)	(859)

FRESH2 GROUP LIMITED

(FORMERLY ANPAC BIO-MEDICAL SCIENCE CO., LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

21. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

Condensed statements of operations and comprehensive loss

	For the years ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Operating loss:
Selling and marketing expenses	(3,922)	(6,380)	(3,472)	(503)
Research and development expenses	(4,800)	(8,893)	(5,196)	(753)
General and administrative expenses	(33,499)	(48,328)	(45,233)	(6,558)

Loss from operations	(42,221)	(63,601)	(53,901)	(7,814)
Interest expense, net	(393)	(3,737)	(33)	(5)
Other (expense) income, net	(692)	214	(823)	(119)
Change in fair value of convertible debt	6,630	(9,073)	144	21
Share of losses of subsidiaries	(43,799)	(42,498)	(47,280)	(6,855)

Loss before income taxes and net loss	(80,475)	(118,695)	(101,893)	(14,772)

Other comprehensive income, net of tax
— Fair value change relating to Company’s own credit risk on convertible loan	(108)	—	—	—
— Foreign currency translation adjustment	2,793	(263)	(269)	(39)
Total comprehensive loss	(77,790)	(118,958)	(102,162)	(14,811)

Condensed statements of cash flows

	For the years ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Net cash used in operating activities	(65,043)	(33,402)	(34,498)	(5,000)
Net cash used in investing activities	(79,461)	(31,315)	(17,706)	(2,567)
Net cash provided by financing activities	144,408	68,001	49,807	7,222
Effect of exchange rate changes on cash and cash equivalents	120	(200)	(741)	(110)
Net increase (decrease) in cash and cash equivalents	24	3,084	(3,138)	(455)
Cash and cash equivalents at beginning of year	44	68	3,152	457
Cash and cash equivalents at end of year	68	3,152	14	2