Form 20-F/A
period 2022-12-31
Fresh2 Group Ltd
filed 2024-01-09
CIK 1786511

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

Commission file number: 001-39137

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

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 20-F (this “Amendment”) amends the Annual Report on Form 20-F of Fresh2 Group Limited. for the year ended December 31, 2022, which was originally filed with the U.S. Securities and Exchange Commission on May 16, 2023 (the “Original Report”).

We are filing this Amendment for the primary purpose of disclosing certain legal and operational risks and potential impact on our company associated with having substantially all of our operations conducted by operating entities in China and to provide additional disclosure with respect to the change in our certifying accountant and to provide our former accountant’s letter with respect to the statements made by us in Item 16F.

This Form 20-F/A presents the Original Report, amended with modifications as necessary to reflect the Amendments. The following items have been amended:

●	Introduction

●	Part I, Item 3.D, Risk Factors

●	Part IV, Item 16F. Change in Registrant’s Certifying Accountant.

In addition, in connection with this Form 20-F/A, our Chief Executive Officer and Chief Financial Officer have provided new certifications dated as of the date of this filing (Exhibits 12.1 and 12.2) to correct omissions in the Original Report. Except as described above, this Form 20-F/A does not amend, update or change any other items or disclosures in the Original Report and does not purport to reflect any information or events subsequent to the filing thereof. As such, this Form 20-F/A speaks only as of the date the Original Report was filed, and we have not undertaken herein to amend, supplement or update any information contained in the Original Report to give effect to any subsequent events. Accordingly, this Form 20-F/A should be read in conjunction with our Original Report and our other filings made with the SEC subsequent to the filing of the Original Report, including any amendments to those filings.

It is important to note that in late 2022 we began to transition our business to build a comprehensive B2B e-commerce platform with a focus on assisting restaurant owners in selecting Asian food suppliers more efficiently with the ultimate goal of providing one-stop fulfillment services from food sourcing to last-mile delivery. In 2023, we sold our early cancer screening and detection business and as of June 30, 2023, we no longer qualified as a Foreign Private Issuer, as defined in Rule 405 of Regulation C under the Securities Act of 1933 and Rule 3b-4 under the Securities Exchange Act of 1934.

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

v

Cash Transfers and Dividend Distributions

We are a BVI holding company with no material operations of its own. We conduct our operations through our PRC subsidiaries and U.S subsidiaries. As a result, although other means are available for us to obtain financing at the holding company level, the ability of our company to pay dividends to shareholders and to service any debt may primarily depend upon dividends paid by our PRC subsidiaries. If any of our PRC subsidiaries incurs debt on its own behalf, the instruments governing such debt may restrict their ability to pay dividends to us. In addition, under PRC laws and regulations, our PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. To date, our PRC subsidiaries do not have any retained earnings. Further, our PRC subsidiaries are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the PRC subsidiaries.

The ability of our PRC subsidiaries to distribute dividends to us will also be limited by foreign exchange restrictions under PRC law. The restrictions on currency exchanges in the PRC may limit our ability to freely convert RMB to fund any future business activities outside the PRC or other payments in U.S. dollars. Capital control measures imposed by the Chinese government may limit our ability to use capital from our PRC subsidiaries for business purposes outside of the PRC. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, cannot be made in currencies other than RMB without complying with certain procedural requirements of the State Administration of Foreign Exchange, or SAFE. Specifically, approval from or registration with appropriate government authorities is required where RMB is to be converted into another currency and remitted out of China to pay capital expenses, such as the repayment of loans denominated in currencies other than RMB. As a result, we may need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries in the future, if any, to pay off debt in a currency other than RMB owed to entities outside the PRC, or to make other capital expenditure payments outside the PRC in a currency other than RMB. Additionally, the PRC Enterprise Tax and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated. Our subsidiaries incorporated in the United States are permitted, under the respective laws, to provide funding to the Company through dividend distributions and inter-company loans.

For the years ended December 31, 2020, 2021 and 2022, no dividends or distributions were made to us by our PRC subsidiaries and U.S subsidiaries. We have never declared or paid any dividends on our ordinary shares since our inception, nor do we have any present plan to pay any dividends on our ordinary shares or ADSs in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

The detail cash transfer transactions for the years ended December 31, 2020, 2021 and 2022 are listed below.

	For the years ended December 31,
	2020	2021	2022
	Amounts in thousands of Renminbi (“RMB”)

The Company’s cash payments to PRC subsidiaries as capital contribution	53,540	18,219	6,623
The Company’s cash payments to U.S. subsidiaries as capital contribution	6,786	12,618	2,107
The Company’s cash payments to PRC subsidiaries as purchase payments	-	416	-

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

Under PRC law, the filing with the CSRC is required in connection with our follow-on overseas offerings after the date March 31, 2023, and we cannot predict whether or for how long we will be able to complete such filing for our follow-on offerings. It is uncertain whether we can, or how long it will take us to complete such filing procedures and any such filing could be rescinded or rejected. Any failure to obtain or delay in completing such filing procedures for our follow-on overseas offerings after March 31, 2023, or a rescission of any such filing if completed by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities. Any uncertainties or negative publicity regarding such requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our ADSs.

We believe that because we do not process over one million users’ personal information or leak any PRC state secret, working secret of government agencies, or harming PRC national security and public interest in connection with provision of documents, materials and accounting archives, no permission or approval of CAC is required in accordance with applicable PRC law.

We have to ensure that our PRC subsidiaries and our CDA business operations in PRC meet all requirements under PRC Law in all respects and thar our PRC subsidiaries have obtained CDA business requisite permissions and approvals from PRC governmental agencies (See “ITEM 4. INFORMATION ON THE COMPANY-B. Business Overview-PRC Regulations-Regulation on Medical Devices and Medical Institutions” and “ITEM 4. INFORMATION ON THE COMPANY -A. History and Development of the Company”). Any failure by us to fully comply with PRC laws and requirements, we may be subject to fines and/or other sanctions, and such failure may significantly limit or completely hinder our ability to offer or continue to offer our ADSs or our other securities, cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations and cause our ADSs or such other securities to significantly decline in value or become worthless.

We believe that our PRC subsidiaries have received all requisite permissions from the CSRC or any other governmental agency that is required to approve our operations. No permissions or approvals required by our PRC subsidiaries have been denied.

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

Risks and Uncertainties Related to Doing Business in the People’s Republic of China

The PRC government has significant oversight and discretion over the conduct of our business in China primarily through our PRC subsidiaries and may intervene in or influence our operations through adopting and enforcing rules and regulatory requirements. For example, in recent years the PRC government has enhanced regulation in areas, such as Chinese companies listing overseas, privacy protection and cybersecurity. Our business is subject to complex and evolving PRC and international laws and regulations, which are subject to change and uncertain interpretation. Complying with these laws and regulations increases our cost of operations and may negatively affect our business operations. Failure to comply with these laws and regulations could result in claims, regulatory investigations, litigation or penalties, or otherwise negatively affect our business.

The Chinese government may further promulgate relevant laws, rules and regulations at any time that may impose additional and significant obligations and liabilities on Chinese companies. These laws and regulations can be complex and many are subject to change and uncertain interpretation, which could result in claims, regulatory investigations, penalties, increased cost of operations, or otherwise affect our business. Additionally, the Chinese government may intervene or influence our operations in the PRC. As a result, our activities in the PRC could be materially affected and the price of our ADSs could significantly decline or become worthless.

The PRC government’s new regulation of Chinese companies listing overseas could significantly limit or completely hinder our ability and the ability of our subsidiaries to obtain external financing through the issuance of equity securities overseas and cause the value of our securities, including our ADSs, to significantly decline or become worthless.

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

Our directors and executive officers who reside within China or are PRC nationals are as follows:

Name	Reside within China or are PRC nationals
Xiaoyu Li, Director and Co-CFO	PRC national, but does not reside within China.
Jinqiu Tang, Co- CFO	PRC national, reside within China.
Tianruo (Robert) Pu, Director	PRC national, reside within China.
Zhigang (Frank) Zhao, Director	PRC national, reside within China.
Honggang Tian, Director	PRC national, reside within China.

As a result, it could be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the United States federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the British Virgin Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. In addition, due to jurisdictional limitations, matters of comity and various other factors, the SEC, Department of Justice and other U.S. authorities may be limited in their ability to take enforcement actions, including in instances of fraud, against us or our directors and officers in China. In addition, shareholder claims that are common in the United States, including class action securities law and fraud claims, are generally uncommon in China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the U.S. have not been efficient in the absence of mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our director and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

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

Friedman’s reports on our financial statements for the fiscal years ended December 31, 2021 and 2020 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles except that such reports expressed substantial doubt regarding the Company’s ability to continue as a going concern.

Furthermore, during the fiscal years ended December 31, 2021 and 2020 and the subsequent interim period through January 11, 2023, in connection with Friedman’s audits on our consolidated financial statements for the fiscal years ended December 31, 2021 and 2020, there were (i) no disagreements with Friedman on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Friedman’s satisfaction, would have caused Friedman to make reference to the subject matter of the disagreement in connection with its reports on the Company’s financial statements for such years, and (ii) no “reportable events” as that term is described in Item 304(a)(1)(v) of Regulation S-K , other than the material weaknesses reported by management in “Item 15. Controls and Procedures”.

Prior to the engagement of Marcum Asia, neither the Company nor anyone acting on the Company’s behalf consulted Marcum Asia with respect to any of the matters or reportable events set forth in Item 304(a)(1)(v) of Regulation S-K .

We provided Friedman with a copy of the above statements and requested that Friedman furnish us with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of Friedman’s letter, dated January 9, 2024, to the SEC, regarding the disclosures herein under the heading “Change in Registrant’s Certifying Accountant” is filed as Exhibit 16.1 to this annual report.

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
4.15

2023 Share Incentive Plan of the Registrant adopted on March 10, 2023 (incorporated herein by reference to Exhibit 4.15 to the Registrant’s Annual Report on Form 20-F (File No. 001-39137) filed with the Securities and Exchange Commission on May 16, 2023)

8.1	List of Principal Subsidiaries of the Registrant (incorporated herein by reference to Exhibit 8.1 to the Registrant’s Annual Report on Form 20-F (File No. 001-39137) filed with the Securities and Exchange Commission on May 16, 2023)
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1, as amended, (File No. 333-234408), initially filed with the Securities and Exchange Commission on October 31, 2019)
12.1*	Certification by Principal Executive Officers Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officers Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification by Principal Executive Officers Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (incorporated herein by reference to Exhibit 13.1 to the Registrant’s Annual Report on Form 20-F (File No. 001-39137) filed with the Securities and Exchange Commission on May 16, 2023)
13.2	Certification by Principal Financial Officers Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (incorporated herein by reference to Exhibit 13.2 to the Registrant’s Annual Report on Form 20-F (File No. 001-39137) filed with the Securities and Exchange Commission on May 16, 2023)
15.1*	Consent of Independent Registered Accounting Firm (Friedman)
15.2*	Consent of Independent Registered Accounting Firm (Marcum)
16.1*	Letter of Friedman LLP to the U.S. Securities and Exchange Commission Dated January 9, 2024
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FRESH2 GROUP LIMITED

/s/ Haohan Xu
	Name:	Haohan Xu
	Title:	Chief Executive Officer

Date: January 9, 2024

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