Form 20-F/A
period 2022-12-31
Fresh2 Group Ltd
filed 2024-03-25
CIK 1786511

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 2)

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

EXPLANATORY NOTE

This Amendment No. 2 to the Annual Report on Form 20-F (this “Amendment”) amends the Annual Report on Form 20-F of Fresh2 Group Limited. for the year ended December 31, 2022, which was originally filed with the U.S. Securities and Exchange Commission on May 16, 2023, as amended on January 9, 2023 (the “Report”).

We are filing this Amendment for the primary purpose of disclosing certain risks relating to the ability to enforce civil liabilities in the U.S. against our officers and directors

This Amendment includes a new risk factor relating to the enforcement of civil liabilities in the U.S. against our officers and directors in Part I, Item 3.D, Risk Factors, and a new Enforceability of Civil Liabilities section in Part I, Item 10.B, Memorandum and Articles of Association.

In addition, in connection with this Form 20-F/A, our Chief Executive Officer and Chief Financial Officer have provided new certifications dated as of the date of this filing (Exhibits 12.1 and 12.2) to correct omissions in the Original Report. Except as described above, this Form 20-F/A does not amend, update or change any other items or disclosures in the Report and does not purport to reflect any information or events subsequent to the filing thereof. As such, this Form 20-F/A speaks only as of the date the Report was filed, and we have not undertaken herein to amend, supplement or update any information contained in the Report to give effect to any subsequent events. Accordingly, this Form 20-F/A should be read in conjunction with our Report and our other filings made with the SEC subsequent to the filing of the Original Report, including any amendments to those filings.

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

Judgments obtained against us or against our officers and directors being located in China by our shareholders may not be enforceable.

Certain of our directors and executive officers are PRC nationals or reside within China, and most of the assets of these persons are located within China. As a result, it may be difficult to effect service of process upon any of these persons within the U.S. In addition, a judgment obtained in the U.S. against us, or against such individuals, including but not limited to judgments based on the civil liability provisions of the U.S. federal securities laws, may not be collectible within the U.S. Additionally, it may be difficult for an investor or any other person or entity, to assert U.S. securities law claims in original actions instituted in China. Courts in China may refuse to hear a claim based on a violation of U.S. securities laws on the ground that China is not the most appropriate forum in which to bring such a claim. Even if a PRC court agrees to hear a claim, it may determine that PRC law is applicable to the claim. Certain matters of procedures will also be governed by PRC law.

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

Enforceability of Civil Liabilities

Certain of our directors and executive officers are PRC nationals or reside within China, and most of the assets of these persons are located within China. As a result, it may be difficult to effect service of process upon any of these persons within the U.S. In addition, a judgment obtained in the U.S. against us, or against such individuals, including but not limited to judgments based on the civil liability provisions of the U.S. federal securities laws, may not be collectible within the U.S. Additionally, it may be difficult for an investor or any other person or entity, to assert U.S. securities law claims in original actions instituted in China. Courts in China may refuse to hear a claim based on a violation of U.S. securities laws on the ground that China is not the most appropriate forum in which to bring such a claim. Even if a PRC court agrees to hear a claim, it may determine that PRC law is applicable to the claim. Certain matters of procedures will also be governed by PRC law.

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

In addition, under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against a company in China for disputes if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit. We believe that it will be, however, difficult for U.S. shareholders to originate actions against us in the PRC in accordance with PRC laws by virtue only of holding securities, to establish a connection to the PRC for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

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

8.1	List of Principal Subsidiaries of the Registrant (incorporated herein by reference to Exhibit 8.1 to the Registrant’s Annual Report on Form 20-F (File No. 001-39137) filed with the Securities and Exchange Commission on May 16, 2023)
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1, as amended, (File No. 333-234408), initially filed with the Securities and Exchange Commission on October 31, 2019)
12.1*	Certification by Principal Executive Officers Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officers Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification by Principal Executive Officers Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (incorporated herein by reference to Exhibit 13.1 to the Registrant’s Annual Report on Form 20-F (File No. 001-39137) filed with the Securities and Exchange Commission on May 16, 2023)
13.2	Certification by Principal Financial Officers Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (incorporated herein by reference to Exhibit 13.2 to the Registrant’s Annual Report on Form 20-F (File No. 001-39137) filed with the Securities and Exchange Commission on May 16, 2023)
15.1*	Consent of Independent Registered Accounting Firm (Friedman)
15.2*	Consent of Independent Registered Accounting Firm (Marcum)
16.1*	Letter of Friedman LLP to the U.S. Securities and Exchange Commission Dated March 25, 2024
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FRESH2 GROUP LIMITED

/s/ Haohan Xu
	Name:	Haohan Xu
	Title:	Chief Executive Officer

Date: March 25, 2024

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
May 16, 2023

NEW YORK OFFICE ● 7 Penn Plaza ● Suite 830 ● New York, New York ● 10001

Phone 646.442.4845 ● Fax 646.349.5200 ● www.marcumasia.com

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